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Follow-Up Materials

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REGISTRANT'S NAME Reliance Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 26 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03300   FISCAL YEAR 3-31-07

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DAT : 9/20/07

Reliance
Industries Limited
Gro



Enriching lives. Empowering people.

ANNUAL REPORT 2006-07

Enriching lives.
Empowering people.



Our Founder Chairman Shri Dhirubhai H. Ambani realised his vision and dream by including not only shareholders, customers and employees but also the people of India. Our Chairman Shri Mukesh D. Ambani has taken our Founder Chairman's vision further by extending the scope of our businesses into the next orbit, enabling us to include the entire nation in our story of growth.

From textiles to oil and gas exploration and production, from being India's only private sector company to feature in the FORTUNE Global 500 list three years in a row to being part of the top 25 climbers in the same list, we have worked hard to make every Indian proud.



Keeping pace with our growth is our extraordinary commitment to individual lives through our corporate social responsibility programmes in the areas of education, healthcare and environment. Today, our entry into businesses like Special Economic Zones, Oil & Gas Exploration and Production and Retail has given us newer avenues to further enrich and empower millions of lives.

We at Reliance Industries Limited, are proud to be at the helm of this movement.

Letter to Shareholders

Dear Shareowners,

I am delighted to share with you the update on your company's excellent performance across all operating and financial parameters. This performance has cemented Reliance Industries Limited's (RIL) pre-eminent position as the largest private-sector enterprise in India in terms of revenues, profits, net worth, assets and market capitalization.

I take this opportunity to thank you for your overwhelming support to the merger of Indian Petrochemicals Corporation Limited with Reliance Industries Limited. I warmly welcome our new shareholders into the RIL Family with great pride. This merger provides us with integration, flexibility, significant growth opportunities and ability to optimise our business operations.

Continuing its rapid strides, RIL achieved several significant milestones during the year. You will be elated that Reliance Industries Limited (RIL) has become the first and only Private Sector Indian Company to record a turnover of over Rs. 1,00,000 crores and a net profit exceeding Rs. 10,000 crores. RIL's market capitalization exceeded over Rs. 273,000 crores (USD 67 billion).

Our global competitiveness continues to be recognized all over the world. Our company has fortified its position as India's largest exporter. This year, our exports were over USD 15 billion, accounting for 56% of the turnover. Our company's increasing exports are a clear proof of the superior quality of our products, global competitiveness and excellent logistical capabilities.

The global economy continued its surge of prosperity, despite rising oil prices and geo-political challenges in a few regions. This continues to be the most productive value-generating era for the human civilisation in an increasingly globalised world.

The Indian economy continues its strong economic performance with almost 9% growth. By all accounts, the Indian economy has the potential to sustain and achieve even higher growth rates. It is a matter of great satisfaction that in this environment, RIL continues to be an important catalyst in India's impressive performance and is maintaining its all round progress with poise and assurance.

As part of our commitment to propel India towards self-sufficiency and greater energy security, we are aggressively pursuing several initiatives in the Oil and Gas Exploration and Production domain. Our efforts in this aspect continue to bear fruit. This is evidenced by additional discoveries in the Mahanadi Basin, Krishna Godavari Basin and Cauvery Basin in the east coast and Gujarat Saurashtra Basin in the west coast.

Our refinery had an average utilisation of 96% which compares favourably with operating rates for refineries globally. As part of our overall strategy to overcome the challenges in the domestic market and to increase our presence in the export markets as a prelude to the impending commissioning of the new Greenfield refinery, I am delighted to inform you that we have exported 57% of our aggregate refinery product volumes in the quality conscious global markets.

Our leadership position in the polyester business is being further strengthened. I am proud to inform you about the commissioning of the world's largest polyester expansion project in a record time of just eighteen months. An annual capacity of 550,000 tonnes was added, increasing our total polyester capacity to over 2 million tonnes. Today, we account for 4% of global installed capacity and about 6% of the global production.

As part of ensuring our global leadership in the polyester business, we have also commissioned a 730,000 tonnes per annum PTA plant at Hazira.

In the coming years, we will endeavour to strengthen our global leadership position in polyester by building and acquiring new capacities at very competitive costs. We will increase our focus on capturing the significant growth opportunities in both apparel and non-apparel segments.

Our march towards global leadership in the polymer business continues unabated. During the year we increased our annual capacity of polypropylene by 280,000 tonnes at Jamnagar.

As part of our overall strategy to overcome the challenges in the domestic market and to increase our presence in the export markets as a prelude to the impending commissioning of the new Greenfield refinery, I am delighted to inform you that we have exported 57% of our aggregate refinery product volumes in the quality conscious global markets.

Our new value creation efforts in the domains of exploration and production, organised retailing and the Greenfield petroleum refinery and polypropylene plant in the Special Economic Zone at Jamnagar are progressing as per schedule.

We are on the path to improving our global ranking in polymers by building extremely competitive new assets in India.

Our new value creation efforts in the domains of exploration and production, organised retailing and the Greenfield petroleum refinery and polypropylene plant in the Special Economic Zone at Jamnagar are progressing as per schedule.

Our development plan for bringing gas from the KG D6 block is on schedule. This project is the first deepwater gas development project in India. On commissioning, this will be the world's largest and most complex deepwater gas production system.

Our success in exploring for hydrocarbons in India has put India on the hydrocarbon map of the world and led to the company being recognised as an emerging global exploration and production major. We expect to make a significant contribution to enhancing the availability and security of energy for India.

Reliance Petroleum Limited (RPL) continues to make rapid progress in implementation of its large, complex refinery, coming up in an SEZ at Jamnagar. Making rapid strides on all implementation fronts, RPL has achieved overall project progress of 65% at the end of the first quarter of the current year. I am happy to inform that engineering and procurement activities are nearing completion and required site infrastructure has been mobilised to sustain the fast pace of construction. RPL refinery is well on track for completion by December 2008.

I am happy to announce that work is underway on building one of the largest integrated cracker and petrochemicals complex with a total capacity of 2 mmtpa in the SEZ at Jamnagar. This cracker will use refinery off gases and other byproducts as feedstock to manufacture ethylene, propylene and its downstream commodity and specialty derivatives.

Last year, in the Annual General Meeting, I talked about yet another transformational initiative – in the area of organised retailing. Our initiative in the retailing domain is being developed under the banner of Reliance Retail Limited. Currently over 300 Reliance Fresh outlets have been opened to the customers. Additionally, the first specialty stores dealing in Electronics and Consumer Durables named Reliance Digital and India's largest hypermarket called Reliance Mart also opened to tremendous customer response. The support infrastructure including farmer collection points, distribution centres and logistics network is being developed to keep pace with the stores.

As part of our efforts to benchmark our performance globally, we have initiated publication of the Corporate Sustainability Report. RIL published its second sustainability report aligned to Global Reporting Initiative (GRI) framework. GRI has accorded "GRI Checked A+ level" rating for the second report. This is a unique feat and reaffirms the fact that the company has distinguished itself as a leader in the field of corporate sustainability reporting.

We remain firmly committed, as always, in maximising shareholder value. Our new initiatives in organised retailing, oil and gas exploration and production and infrastructure will start generating significant shareholder value in the next few years. Along with these, we will focus on consolidating and growing our leadership position in our existing businesses. This will enable us to excel in delivering superior shareholder value.

We have always betted on our youth and they have delivered results. Their youthfulness and dynamism fuels our growth plans.

I am grateful to the Board of Directors of RIL for their unwavering support. I would like to convey my gratitude to the Board, customers, suppliers, bankers, employees and our shareholders for their resolute support and belief in our ability to deliver maximum shareholder value.

Our outlook for the future continues to be optimistic. It is driven by the fact that the fulcrum of economic growth is shifting to Asia, propelled primarily by the unprecedented growth paradigm of the two most populous countries in the world - India and China.

I am confident that with your unstinting support and the commitment and energy of our employees, Reliance will scale greater heights and set newer benchmarks in our journey to global leadership.

With best wishes,
Sincerely

Mukesh D Ambani
Chairman & Managing Director

September 10, 2007



Financial Highlights



Turnover	Rs.	118,354	Crore (US$	27,227	million)
Gross Profit	Rs.	20,525	Crore (US$	4,722	million)
Cash Profit	Rs.	17,678	Crore (US$	4,067	million)
Net Profit	Rs.	11,943	Crore (US$	2,747	million)
Net Profit 5 years CAGR		30%			
Total Assets	Rs.	117,353	Crore (US$	26,996	million)

Significant contribution to India's economic growth

- Revenues equivalent to 2.9% of India's GDP
- 12% of India's total exports
- 6.5% of the Government of India's indirect tax revenues
- 5.7% of the total market capitalization
- 13.4% weightage in the BSE Sensex
- 11.7% weightage in the Nifty Index

Growing importance across the globe

- Largest producer of Polyester fibre and yarn
- 4th largest producer of Paraxylene (PX) and Purified Terephthalic Acid (PTA)
- 6th largest producer of Mono Ethylene Glycol (MEG)
- 7th largest producer of Polypropylene (PP)

Contents

05 Company Information

06 Financial Highlights

08 Product Flow Chart

09 Notice

12 Management's Discussion and Analysis

34 Report on Corporate Social Responsibility

41 Report on Corporate Governance

67 Secretarial Audit Report

68 Auditors' Certificate on Corporate Governance

69 Shareholders' Referencer

80 Directors' Report

93 Auditors' Report on Financial Statements

96 Balance Sheet

97 Profit and Loss Account

98 Cash Flow Statement

100 Schedules forming part of Balance Sheet and Profit and Loss Account

115 Significant Accounting Policies and Notes on Accounts

135 Statement of Interest in Subsidiaries

143 Auditors' Report on Consolidated Financial Statements

144 Consolidated Balance Sheet

145 Consolidated Profit and Loss Account

146 Consolidated Cash Flow Statement

148 Schedules forming part of Consolidated Balance Sheet and Profit and Loss Account

157 Significant Accounting Policies and Notes on Consolidated Accounts

173 List of Investor Service Centres of Karvy

175 ECS Mandate Form

177 Claim Form for Unpaid Dividend

179 Nomination Form

181 Members Feedback Form

183 Attendance Slip and Proxy Form

Major Products and Brands

Business / Brands	Products	Brand Logo	End Uses	Technology Partner
Exploration & Production	Crude Oil and Natural Gas		Refining, power, fertilisers, petrochemicals and other industries	
Refining	Liquefied Petroleum Gas (LPG)	Reliance Gas	Domestic and industrial fuel	
	Propylene		Feedstock for polypropylene	
	Naphtha		Feedstock for petrochmicals such as ethylene, propylene & fertiliers, etc. and as fuel in power plants	
	Gasoline		Transport fuel	
	Jet / Aviation Turbine Fuel		Aviation fuel	
	Superior Kerosene Oil		Domestic fuel	
	High Speed Diesel		Transport fuel	
	Sulphur		Feedstock for fertilsers, pharmaceuticals	
	Petroleum Coke		Fuel for power plants and cement plants	
Polymers				
Repol	Polypropylene (PP)	REPOL	Woven sacks for cement, foodgrains, sugar, fertiliser, leno bags for fruits & vegetables, TQ & BOPP films and containers for packaging textiles, processed food, FMCG, office stationery, components for automobile and consumer durables, moulded furniture & luggage, houseware, geotextiles, fibres for socks, sports wear, soft luggage	DOW, USA
Relene	High Density Polyethylene (HDPE)	RELENE	Woven sacks, raschel bags for fruits & vegetables, containers for packaging edible oil, processed food, FMCG, lubricants, detergents, chemicals, pesticides, industrial crates & containers, carrier bags, houseware, ropes & twines, pipes for water supply, irrigation, process industry & telecom	NOVA, Canada
Reclair	Liner Low Density Polyethylene (LLDPE)	RECLAIR	Films for packaing milk, edible oil, salt, processed food, rotomoulded containers for storage of water, chemical storage and general purpose tanks, protective films and pipes for agriculture, cable sheathing, lids & caps, masterbatches	NOVA, Canada
Reon	Polyvinyl Chloride (PVC)	REON	Pipes & fittings; door & window profiles, insulation & sheathing for wire & cables, rigid bottles & containers for packaging applications, footwear, flooring, partitions, roofing, I.V. fluid & blood bags	Oxyvinyl, USA
Relpipe	Poly-Olefin (HDPE & PP) Pipes	RELPIPE	Irrigation, water supply, drainage, industrial effluents, telecom cable ducts, gas distribution	
Koylene	Polypropylene (PP)	Koylene	Woven sacks for cement, sugar, food-grains; Leno bags for fruits and vegetables, Film for packaging of apparels, processed foods, FMCG products; House-ware and components for automobiles and consumer durable goods; furniture, luggage and sports goods; Ropes and twines; fibre and filaments; non-woven products for hygiene applications; geo-textiles; sheets and profiles for packaging, advertising and building applications.	Basell
Koylene	Polypropylene Copolymer (PP)	Koylene CP		Basell
Koylene	Polypropylene Adipol (PP)	Koylene ADL-CP		Basell
Indothene	Low-density Polyethylene	Indothene	Film for packaging of processed foods, FMCG products; Agricultural films, extrusion coating on paper, foil etc.	TotalFina
Indothene	Linear Low-density Polyethylene	Indothene LL	Film for packaging of milk, edible oil, processed foods, FMCG products; extrusion coating, roto-moulding.	Ineos
Indothene	High-density Polyethylene	Indothene HD	Woven sacks for fertilizers; Netted bags for fruits and vegetables, Film for packaging processed foods, FMCG products; House-ware and components for automobiles and consumer durable goods; luggage and sports goods, Pipes for irrigation, water supply and gas distribution.	Ineos / Basell
Indovin	Poly Vinyl Chloride	Indovin	Pipes for irrigation, water supply, drainage; Pipes and profiles for buildings and construction, wire and cable insulation; blood bags, catheters and other medical disposables.	Oxyvinyl, USA

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Chemicals				
Relab	Linear Alkyl Benzene (LAB)	RELAB	Detergents	UOP, USA
Indolab	Linear Alkyl Benzene (LAB)		Detergents	UOP, USA
Fibre Intermediates	Paraxylene (PX) Purified Terephthalic Acid (PTA) Mono Ethylene Glycol (MEG)		Raw material - PTA Raw material - Polyester Raw material - Polyester	UOP, USA, ICI, UK/DuPont/Investa ABB Lummus Crest Netherlands (Shell Process)
Polyester				
Recron	Staple Fibre Filament Yarn Texturised Yarn Twisted/Dyed Yarn	Recron	Apparel, home textile, industrial sewing thread, automotive upholstery, carpets, canvas, luggage, spunlace & non woven fabrics	E.I. DuPont, USA Zimmer, Germany Barmag, Germany Toray, Japan, Murata, Japan, ICI, UK, Rieter, Switzerland
Recron Stretch	Stretch yarns for comfortable fit and freedom of movement	Recron Stretch	Blouse material, denim, shirting, suiting, dress material, T-shirt, sportswear, swimwear, medical bandages, diapers	
Recron Cotluk	Cotton Look, Cotton Feel Yarns	Recron Cotluk	Dress material, shirting, suiting, furnishing fabric, curtain, bed sheet	
Recron Dyefast	Can dye at boiling water temperature with high colour fastness	Recron Dyefast	Ladies outerwear, feather yarn for knitted cardigan, decorative fabric & home furnishing	
Recron Superblack	Dope dyed black with high consistency in shade	Recron Superblack	Apparel, automotive, non-woven & interlining	
Recron Superdye	Bright, brilliant colours and soft feel, low pill	Recron Superdye	Woven & knitted apparel, furnishing & home textile	
Recron Kooltex	Moisture management yarns	Recron Kooltex	Active sports and high performance wear applications	
Recron Fibrefill	Hollow fibres with high bounce and resilience	Recron Fibrefill	Pillows, cushions, quilts, mattresses, furniture, toys & non-wovens	E.I. DuPont, USA
Recron 3S	Secondary Reinforcement Produts	Recron 3s	Construction industry (concrete/mortar), asbestos cement (sheet & pipe), paper industry (conventional & speciality), battery industry, wetlaid industry (wall papers, filtration, wipes & hygiene products)	
Recron Certified	Quality Certified Sleep Products	Recron certified	India's first certified Pillows, Cushions & Bedcovers, made as per the quality norms and inputs specified by Reliance	
Relpet	Polyethylene Terephthalate (PET)	relpet	Packaging-water, soft drinks, beverages, confectionary, pharmaceutical, agro-chemical, food products	E.I. DuPont, USA Sinco, Italy
Textiles				
Vimal	Suitings, Shirtings, Readymade Garments	VIMAL	Fabrics, Suits, Jackets, Shirts & Trousers	
Harmony	Furnishing fabrics, Day curtains, Automotive upholstery	Harmony	Furnishings, home textiles	
RueRel	Suitings	RueRel	Fabrics	
V2	Ready-to-stitch, Take away fabric	V2	Fabrics	

Business/ Brand	Product	Brand Logo	End Uses
Retail			
	Fresh produce, food & grocery		
	Transportation fuels		
	Fleet Management Services		
	Highway Hospitality Services		
	Vehicle Care Services		
Trivera			
	The sports marque		Basis for breathable textiles that withstand all weathers. Protects against wind and weather, thanks to its climate control properties.
	The fine marque		Basis for light and elegant fashion, finer than found in nature, with high weather comfort and pleasant to the bare skin.
	The versatile marque		Basis for fleecy winter fashion and ultra light summer wear. Heat regulating even at extreme temperatures.
	The elestic marque		Basis for optimised stretch performance. With good stretch and excellent recovery, moulds perfectly to the body.
	The cosy marque		Basis for pillow and duvet interiors that are soft and gentle, ideal for all seasons.
	The receptive marque		Basis for home textiles that are easy care, durable and in every way comfortable.
	The high performance marque		Basis for long lasting lowpill, functional and prestigious fabrics. In blends or by itself, the perfect balance between looks and comfort.
	The classic marque		Basis for easy care, hardwearing fabrics of durable quality. The pure delight of comfort with style.
	The flame retardant marque		Basis for fabrics that are both safe and comfortable. Flame retardant to all appropriate fire protection reaquirements.

Company Information

Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Nikhil R. Meswani
Executive Director

Hital R. Meswani
Executive Director

Hardev Singh Kohli
Executive Director

Ramniklal H. Ambani

Mansingh L. Bhakta

Yogendra P. Trivedi

Dr. Dharam Vir Kapur

Mahesh P. Modi

S. Venkitaramanan

Prof. Ashok Misra

Prof. Dipak C. Jain

Dr. Raghunath A. Mashelkar
(from June 9, 2007)

Secretary
Vinod M. Ambani

Board Committees:

Audit Committee
Yogendra P. Trivedi (Chairman)
S. Venkitaramanan (Vice Chairman)
Mahesh P. Modi

Corporate Governance and Stakeholders' Interface Committee
Yogendra P. Trivedi (Chairman)
Mahesh P. Modi
Dr. Dharam Vir Kapur

Employees Stock Compensation Committee
Yogendra P. Trivedi (Chairman)
Mukesh D. Ambani
Mahesh P. Modi
Prof. Dipak C. Jain

Finance Committee
Mukesh D. Ambani (Chairman)
Nikhil R. Meswani
Hital R. Meswani

Health, Safety & Environment Committee
Hital R. Meswani (Chairman)
Dr. Dharam Vir Kapur
Hardev Singh Kohli

Remuneration Committee
Mansingh L. Bhakta (Chairman)
Yogendra P. Trivedi
S. Venkitaramanan
Dr. Dharam Vir Kapur

Shareholders'/Investors' Grievance Committee
Mansingh L. Bhakta (Chairman)
Yogendra P. Trivedi
Mukesh D. Ambani
Nikhil R. Meswani
Hital R. Meswani

Solicitors & Advocates
Kanga & Co.

Auditors
Chaturvedi & Shah
Deloittee, Haskins & Sells
Rajendra & Co.

Bankers
ABN AMRO Bank
Allahabad Bank
Andhra Bank
Bank of America
Bank of Baroda
Bank of India
Bank of Maharashtra
Calyon Bank
Canara Bank
Central Bank of India
Citi Bank N.A.
Corporation Bank
Deutsche Bank
HDFC Bank Limited
Hong Kong and Sanghai Banking Corporation Limited
ICICI Bank Limited
IDBI Bank Limited
Indian Bank
Indian Overseas Bank
Oriental Bank of Commerce
Punjab National Bank
Standard Chartered Bank
State Bank of Hyderabad
State Bank of India
State Bank of Patiala
State Bank of Saurashtra
Syndicate Bank
UCO Bank
Union Bank of India
Vijaya Bank

Registered Office
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021, India
Tel: +91 22 2278 5000
Fax: +91 22 2278 5111
e-mail: investor_relations@ril.com
http:/www.ril.com

Major Manufacturing Facilities

Gandhar Complex
P. O. Dahej, Bharuch - 392 130,
Gujarat, India

Hazira Complex
Village Mora, Bhatha P.O.
Surat-Hazira Road
Surat 394 510, Gujarat, India

Jamnagar Complex
Village Meghpar / Padana
Taluk Lalpur
Dist. Jamnagar 361 280
Gujarat, India

Nagothane Complex
P. O. Petrochemicals Township,
Nagothane
Raigad - 402 125, Maharashtra, India

Naroda Complex
103/106, Naroda Industrial Estate
Naroda, Ahmedabad 382 320
Gujarat, India

Patalganga Complex
B-4, Industrial Area, Patalganga
Off Bombay-Pune Road
Near Panvel, Dist. Raigad 410 207
Maharashtra, India

Vadodara Complex
P. O. Petrochemicals
Vadodara - 391 346, Gujarat, India

Registrar & Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034, India
Tel: +91 40 2332 0666, 2332 0711
2332 3031, 2332 3037
Fax: +91 40 2332 3058
e-mail: rilinvestor@karvy.com
http:/www.karvy.com

33rd Annual General Meeting on Friday, October 12, 2007 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020.

Consistent growth over ten years

Turnover (Rs. crore)


120,000
92,000
64,000
36,000
8,000
9,719
10,624
13,847
23,024
45,404
50,906
56,247
73,164
89,124
118,354
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Net Profit (Rs. crore)


13,000
9,000
5,000
1,000
1,653
1,704
2,403
2,646
3,243
4,104
5,160
7,572
9,069
11,943
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Net Worth (Rs. crore)


64,000
52,800
41,600
30,400
19,200
8,000
12,369
14,765
27,812
63,967
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Market Capitalisation (Rs. crore)


200,000
162,000
124,000
86,000
48,000
10,000
16,315
12,176
41,191
41,989
75,132
76,079
110,958
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Earnings per Share (Rs.)


100
75
50
25
0
17.6
18.0
22.4
25.1
23.4
29.3
36.8
54.2
65.1
82.2
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Book Value per Share (Rs.)


500
375
250
125
0
129.90
140.10
199.20
217.20
246.70
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Financial Highlights

Rs. in crore

	2006-07		05-06	04-05	03-04	02-03	01-02	00-01	99-00	98-99	97-98
	US$ Mn										
Turnover	27,227	118,354	89,124	73,164	56,247	50,096	45,404	23,024	15,847	10,624	9,719
Total Income	27,337	118,832	89,807	74,614	57,385	51,097	46,186	23,407	16,534	11,232	10,055
Earnings Before Depreciation,Interest and Tax (EBDIT)	4,722	20,525	14,982	14,261	10,983	9,366	8,658	5,562	4,746	3,318	2,887
Depreciation	1,108	4,815	3,401	3,724	3,247	2,837	2,816	1,565	1,278	855	667
Profit After Tax	2,747	11,943	9,069	7,572	5,160	4,104	3,243	2,646	2,403	1,704	1,653
Equity Dividend %		110	100	75	52.5	50	47.5	42.5	40	37.5	35
Dividend Payout *	331	1,440	1,393	1,045	733	698	663	448	385	350	327
Equity Share Capital	320	1,393	1,393	1,393	1,396	1,396	1,054	1,053	1,053	933	932
Equity Share Suspense	14	60	-	-	-	-	342	-	-	-	-
Reserves and Surplus	14,381	62,514	48,411	39,010	33,057	28,931	26,416	13,712	12,636	11,183	10,863
Net Worth	14,715	63,967	49,804	40,403	34,453	30,327	27,812	14,765	13,983	12,369	11,983
Gross Fixed Assets	24,629	107,061	91,928	59,955	56,860	52,547	48,261	25,868	24,662	22,088	19,918
Net Fixed Assets	16,376	71,189	62,675	35,082	35,146	34,086	33,184	14,027	15,448	15,396	14,973
Total Assets	26,996	117,353	93,095	80,586	71,157	63,737	56,485	29,875	29,369	28,156	24,388
Market Capitalisation •	45,757	198,905	110,958	76,079	75,132	38,603	41,989	41,191	33,346	12,176	16,518
Number of Employees		24,696	12,540	12,113	11,358	12,915	12,864	15,083	15,912	16,640	17,375
Contribution to National Exchequer	3,530	15,344	15,950	13,972	12,903	13,210	10,470	4,277	3,719	2,893	3,021

Key Indicators

	2006-07		05-06	04-05	03-04	02-03	01-02	00-01	99-00	98-99	97-98
	US$										
Earnings Per Share - Rs.#	1.89	82.2	65.1	54.2	36.8	29.3	23.4	25.1	22.4	18.0	17.6
Turnover Per Share - Rs. •	18.73	814.2	639.6	525.0	402.8	358.8	325.2	218.5	150.4	113.8	104.1
Book Value Per Share - Rs. •	10.12	440.0	357.4	289.9	246.7	217.2	199.2	140.1	129.9	129.8	128.3
Debt : Equity Ratio	0.44:1	0.44:1	0.44:1	0.46:1	0.56:1	0.60:1	0.64:1	0.72:1	0.82:1	0.86:1	0.68:1
EBDIT / Gross Turnover %	17.3	17.3	16.8	19.5	19.5	18.7	19.1	26.8	30.6	31.2	29.7
Net Profit Margin %	10.1	10.1	10.2	10.3	9.2	8.2	7.1	12.8	15.5	16.0	17.0
RONW % **	23.5	23.5	22.7	21.9	17.0	14.8	16.1	20.0	21.8	19.0	21.6
ROCE % **	20.5	20.5	20.5	21.3	14.0	13.2	15.3	20.4	20.0	18.3	18.7

1US$ = Rs. 43.47 (Exchange rate as on 31.03.2007)

Per share figures upto 1996-97 have been recast to adjust for 1 : 1 bonus issue in 1997-98

* Including Rs. 95 crores paid to erstwhile IPCL shareholders.

** Adjusted for CWIP and revaluation

Based on 145,36,48,601 equity shares outstanding (including 6,01,40,560 equity shares to be issued to erstwhile IPCL shareholders)

Product Flow Chart


Offshore
Oil & Gas
Refining
LPG
Motor Spirit
Aviation Turbine Fuel
High Speed Diesel
Coke
Sulphur
Propane
Fuel Oil
Natural Gas
Naphtha / Natural Gas Liquid
Kerosene
C2C3
Polypropylene
Acrylonitrile
Propylene
Ethylene
Butene-1
Vinyl Chloride Monomer
Ethylene Di-Chloride (EDC)
Ethylene Oxide
Poly Vinyl Chloride (PVC)
Di-Ethylene Glycol (DEG)
Mono-Ethylene Glycol (MEG)
Tri-Ethylene Glycol (TEG)
HDPE / LLDPE / LDPE
Paraxylene
Normal Paraffin
Acetic Acid
Purified Terephthalic Acid (PTA)
LAB
Polyethylene Terephthalate (PET)
Polyester Chips
Polyester Filament Yarn (PFY)
Polyester Staple Fibre (PSF)
Texturised / Twisted Dyed Yarn
Spun Yarn
Wool Viscose Silk Linen
Fabrics

Existing products | Purchased raw materials | Partly purchased raw materials

Notice

Notice is hereby given that the Thirty-third Annual General Meeting of the Members of Reliance Industries Limited will be held on Friday, October 12, 2007 at 11.00 a.m., at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400 020, to transact the following businesses :

Ordinary Business :

1. To consider and adopt the audited Balance Sheet as at March 31, 2007, the Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. To appoint Directors in place of those retiring by rotation.

3. To appoint Auditors and to fix their remuneration and in this regard to consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution :**

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants, M/s. Deloitte Haskins and Sells, Chartered Accountants, and M/s. Rajendra & Co., Chartered Accountants, be and are hereby appointed as Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as shall be fixed by the Board of Directors."

Special Business :

4. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution :**

   "RESOLVED THAT in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, Dr. Raghunath Anant Mashelkar, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 135 of the Articles of Association of the Company, be and is hereby appointed as a Director of the Company liable to retire by rotation."

5. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution :**

   "RESOLVED THAT in accordance with the provisions of Sections 198, 309(4), 310 and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof for the time being in force, and the Articles of Association of the Company and subject to applicable statutory approval(s), and in supercession of the special resolution passed by the Members at the 31st Annual General Meeting of the Company, each of the Directors of the Company, other than the Managing Director and Wholetime Directors, be paid, annually, commission of Rs. 21,00,000/- (Rupees twenty one lakh) per annum, for a period of 5 (five) years starting from the financial year ending on March 31, 2008, provided that the total commission payable to all Directors in the said category of Directors shall not exceed one percent of the net profits of the Company as computed in the manner referred to under the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof for the time being in force."

By Order of the Board of Directors

Vinod M. Ambani
President and Company Secretary

Mumbai
September 10, 2007.

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai 400 021, India
e-mail : investor_relations@ril.com

Notes :

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll instead of himself and the proxy need not be a member of the Company. The instrument appointing the proxy should, however, be deposited at the Registered Office of the Company not less than forty-eight hours before the commencement of the Meeting.**

2. Corporate members intending to send their authorised representatives to attend the Meeting are requested to send a certified copy of the Board Resolution authorising their representative to attend and vote on their behalf at the Meeting.

3. The Company has obtained the approval of the Registrar of Companies, Maharashtra, Mumbai under Sub Section (1) of Section 166 of the Companies Act, 1956, for extension of time for holding the Annual General Meeting of the Company.

4. In terms of Article 155 of the Articles of Association of the Company, Shri Mansingh L. Bhakta, Shri Mahesh P. Modi, Dr. Dharam Vir Kapur and Shri Hital R. Meswani, Directors,

retire by rotation at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment. Brief resume of these Directors, nature of their expertise in specific functional areas and names of companies in which they hold directorships and memberships/chairmanships of Board Committees, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report. The Board of Directors of the Company commends their respective re-appointments.

5. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to the Special Business to be transacted at the Meeting is annexed hereto.

6. Members are requested to bring their Attendance Slip along with their copy of Annual Report to the Meeting.

7. Members who hold shares in dematerialised form are requested to write their Client ID and DP ID Numbers and those who hold shares in physical form are requested to write their Folio Number in the attendance slip for attending the Meeting.

8. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.

9. Relevant documents referred to in the accompanying Notice are open for inspection by the members at the Registered Office of the Company on all working days, except Saturdays, between 11.00 a.m. and 1.00 p.m. upto the date of the Meeting.

10. The Register of Members and Transfer Books of the Company shall remain closed from Friday, October 5, 2007 to Friday, October 12, 2007 (both days inclusive) for the purpose of the Annual General Meeting.

11. All unclaimed dividends declared up to the financial year ended March 31, 1995 have been transferred to the General Revenue Account of the Central Government as required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978 (the Rules). Members who have not so far claimed or collected their dividends declared up to the aforesaid financial year are requested to claim such dividends from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD-Belapur, Navi Mumbai - 400 614, Telephone (091) (022) 2757 6802, by making an application in Form II of the Rules. A specimen of the said Claim Form is provided in the Annual Report.

12. Pursuant to the provisions of Section 205A(5) and 205C of the Companies Act, 1956, the Company has transferred the unpaid or unclaimed dividends for the financial years 1995-96, 1996-97, 1997-98, 1998-99 and 1999-2000 to the **Investor Education and Protection Fund (the IEPF)** established by the Central Government.

    Dividends for the financial year ended March 31, 2001 and thereafter, which remain unpaid or unclaimed for a period of 7 years from the date they became due for payment will be transferred by the Company to IEPF. **Information in respect of such unclaimed dividends and the last date for claiming the same are provided in the Shareholders' Referencer forming part of the Annual Report.** Members who have not so far encashed dividend warrant(s) for the aforesaid years are requested to seek issue of duplicate warrant(s) by writing to the Company's Registrar and Transfer Agents, M/s. Karvy Computershare Private Limited, immediately.

    It may be noted that the Company had sent reminders to the Members in this regard. **Members are requested to note that no claims shall lie against the Company or the IEPF in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claim.**

13. Members who hold shares in physical form in multiple folios in identical names or joint accounts in the same order of names are requested to send the share certificates to the Company's Registrar and Transfer Agents, M/s. Karvy Computershare Private Limited, for consolidation into a single folio.

14. Non-Resident Indian Members are requested to inform the Company's Registrar and Transfer Agents, M/s. Karvy Computershare Private Limited, immediately of :

    a) Change in their Residential status on return to India for permanent settlement.

    b) Particulars of their Bank Account maintained in India with complete name, branch, account type, account number and address of the Bank with Pin Code Number, if not furnished earlier.

15. **Members are advised to refer to the Shareholders' Referencer provided in the Annual Report.**

16. **Members are requested to fill in and send the Feedback Form provided in the Annual Report.**

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956

The following explanatory statement sets out all material facts relating to the Special Business mentioned in the accompanying Notice.

Item No. 4

The Board of Directors of the Company (the Board), appointed, pursuant to the provisions of Section 260 of the Companies Act, 1956 (the Act) and Article 135 of the Articles of Association of the Company, Dr. Raghunath Anant Mashelkar as an Additional Director of the Company with effect from June 9, 2007.

In terms of the provisions of Section 260 of the Act, Dr. Mashelkar would hold office upto the date of this Annual General Meeting.

The Company has received a notice in writing from a member along with a deposit of Rs.500/- proposing the candidature of Dr. Mashelkar for the office of Director of the Company under the provisions of Section 257 of the Act.

Dr. Mashelkar, is not disqualified from being appointed as Director in terms of Section 274(1)(g) of the Act and has complied with the requirements of obtaining the Director Identification Number in terms of Section 266A of the Act. The Company has received the requisite Form 'DD-A' from Dr. Mashelkar, in terms of the Companies (Disqualification of Directors under Section 274(1)(g) of the Companies Act, 1956) Rules, 2003, confirming his eligibility for such appointment.

Dr. Mashelkar is a Ph.D. in Chemical Engineering, an eminent scientist and has a brilliant academic record and has held several high positions in the field of Science and Technology. Dr. Mashelkar is presently the President of the Indian National Science Academy (INSA) and President of Global Research Alliance, a network of publicly funded R&D Institutes from Asia-Pacific, Europe and USA with over 60,000 scientists. Dr. Mashelkar was awarded Padmashri in 1991 and Padmabhushan in 2000, and is the only third Indian Engineer to have been elected as Fellow of Royal Society (FRS) London in the twentieth century. Keeping in view his enriched expertise and knowledge, it will be in the interest of the Company that Dr. Mashelkar is appointed as a Director, who, if appointed, shall be liable to retire by rotation in accordance with the provisions of the Articles of Association of the Company.

A brief resume of Dr. Mashelkar, nature of his expertise in specific functional areas and names of companies in which he holds directorships and memberships/chairmanships of Board Committees, as stipulated under Clause 49 of Listing Agreement with the Stock Exchanges in India, are provided in Report on Corporate Governance forming part of the Annual Report.

Save and except Dr. Mashelkar, none of the other Directors of the Company is, in any way, concerned or interested in the Resolution set out at Item No. 4 of the Notice.

The Board commends the Resolution set out at Item No. 4 of the Notice for your approval.

Item No. 5

The Members of the Company at the 31st Annual General Meeting approved payment of commission aggregating Rs.1,00,00,000 (Rupees one crore) to non-executive Directors, that is Directors other than managing Director and Wholetime Directors of the Company.

The size of the Company has grown over the years through expansions / acquisitions both in India and abroad. The sustained growth over the years has augmented the Company's status of being India's only world scale, fully integrated, globally competitive energy company with operations in oil and gas exploration and production, refining and marketing, petrochemicals and textiles. The management of the Company is committed to the continuing future growth.

In order to bring the remuneration of non-executive Directors commensurate with the increased time and efforts put in by them and also in line with industry trend, the Board of Directors of the Company (the "Board") approved, subject to the approval of Members of the Company and other applicable statutory approval(s), the increase in payment of commission to Rs. 21,00,000/- (Rupees twenty one lakhs) per annum, to be paid to each non-executive Director of the Company annually for a period of 5 (five) years starting from the financial year ending on March 31, 2008.

The aggregate commission payable to all such Directors at any time in the said category, shall not exceed one percent of the net profits of the Company computed in the manner referred to under the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof and shall be paid in addition to the sitting fee paid to them for attending meetings of the Board and Committees thereof.

All Directors other than the Managing Director and Wholetime Directors may be deemed to be concerned or interested in this Resolution.

Your Directors commend the Special Resolution set out in Item No. 5 of the Notice for your approval.

By Order of the Board of Directors

Vinod M. Ambani
President and Company Secretary

Mumbai,
September 10, 2007.

Management's Discussion and Analysis

Forward-looking Statements

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', 'estimates' or other words of similar meaning. All statements that address expectations or projections about the future, including but not limited to statements about the company's strategy for growth, product development, market position, expenditures, and financial results, are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realised.

The company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Overview – FY 2006-07

Value creation through integration

A landmark merger of Indian Petrochemicals Corporation Limited (IPCL) with Reliance Industries Ltd. (RIL) has been completed.

As per the approval from the Hon. High Courts, all assets and liabilities of IPCL have been transferred to RIL with effect from 1st April 2006. As per the scheme of merger, shareholders of IPCL will receive 1 share of RIL in lieu of every 5 shares of IPCL held by them. Accordingly, 60,140,560 equity shares of the Company are being issued to the shareholders of IPCL.

Following the merger, RIL with its headquarters at Mumbai, India, has manufacturing facilities located at Patalganga, Nagothane, Nagpur and Kurkumbh in the state of Maharashtra, Naroda, Hazira, Jamnagar, Vadodara and Gandhar in the state of Gujarat, Silvassa near Gujarat, Allahabad and Barabanki in the state of U.P., Dhenkanal in the state of Orissa, Hoshiarpur in the state of Punjab.

Key milestones

It was a year of several achievements.

Reliance Petroleum Limited (RPL), a subsidiary established a key milestone by completing its Rs. 8,100 crore (US$ 1,860 million) Initial Public Offering of equity shares. The issue received an overwhelming response and the shares are listed in India on the Bombay Stock Exchange and the National Stock Exchanges.

The world's largest polyester expansion project was also commissioned by us during the year. We brought a Polyester capacity of 550 KTA on stream at globally competitive costs in a record time of eighteen months. With this expansion, our polyester capacity has been augmented to 2 million tonnes per year. Subsequently, Reliance now have 4% of global polyester capacity and 6% of global production. Following this expansion, we have commissioned a PTA plant of 730 KTA capacity at Hazira. We continue to invest aggressively in our fiber intermediates business that will help us keep pace with expansion of fibre capacity.

During the year, we expanded our polypropylene (PP) capacity by 280 KTA at Jamnagar that increased the combined capacity to 1,710 KTA. With this expansion, we now have 3.5% of global PP capacity and 3.6% of global PP production.

Reliance Retail Limited is in the process of building a business that will aim at offering competitive products and services to Indian consumers across several verticals in diverse geographies through multiple formats. This will be built on an integrated platform with a world-class supply chain, logistics and information technology infrastructure across the country.

Reliance Retail entered the organised retail market in India with the launch of its convenience store format under the brand name of 'Reliance Fresh'. Since the launch of the first Reliance Fresh store in November 2006 in Hyderabad, the network had expanded to 96 stores at the end of FY 2006-07 covering locations like Jaipur, Chennai, NCR, Guntur, Vijayawada and Visakhapatnam.

Record financial performance

During the year, we set several benchmarks in terms of sales, profits, net worth and assets. We achieved the unique status of becoming the India's first company in the private sector to achieve a Net Profit exceeding Rs 10,000 crore. Our Net Profit for the year was at Rs. 11,943 crore (US$ 2,747 million) with a Compounded Annual Growth Rate (CAGR) of 30% over the past five years.

We made a dividend payout of Rs. 11 per share - the highest ever - amounting to Rs. 1,534 crore (US$ 353 million), including dividend distribution tax. This is the highest ever payout by any private sector company in India. The erstwhile IPCL also distributed dividend of Rs. 6 per share aggregating to Rs. 109 crore (US$ 25 million), including dividend distribution tax to its shareholders.

Return on Equity is at 23.5% and Return on Capital Employed is at 20.5%. Both are significantly higher than the weighted average cost of capital. Our net gearing was at 25% and the gross debt/equity ratio was 0.44 as at March 31, 2007.

We endeavour to play a pivotal role in India's economy and strive towards contributing to its progress and development. Our revenues are equivalent to about 2.9% of India's GDP. We account for:

- Nearly 12% of India's total exports
- About 6.5% of the Government of India's indirect tax revenues
- About 5.7% of the total market capitalisation in India

- Weightage of 13.4% in the BSE Sensex
- Weightage of 11.7% in the Nifty Index

Financial Review

We delivered superior financial performance during the year with improvement in all major parameters.

Turnover for the year was Rs.1,18,354 crore (US$ 27,227 million) as against Rs. 89,124 crore in the previous year.

Net Turnover for the year was Rs. 1,11,693 crore (US$ 25,694 million) as against Rs. 81,211 crore in the previous year.

Other Income was Rs. 478 crore (US$ 110 million) as against Rs. 683 crore in the previous year. This decrease was on account of decrease in interest income due to utilisation of surplus funds for investment in Reliance Petroleum Limited.

Consumption of raw materials was Rs. 78,693 crore (US$ 18,103 million) as against Rs. 58,343 crore in the previous year.

Employee cost was Rs. 2,094 crore (US$ 482 million) as against Rs. 978 crore in the previous year. During the year erstwhile IPCL offered Voluntary Separation Scheme for the employees of Vadodara unit at a cost of Rs. 376 crore.

Operating profit before other income was Rs. 20,046 crore (US$ 4,611 million) as against Rs. 14,299 crore in the previous year.

Interest expenditure was Rs. 1,189 crore (US$ 274 million) as against Rs. 877 crore in the previous year. Interest capitalised during the year was Rs. 535 crore as compared to Rs. 637 crore in the previous year. The outstanding debt as on March 31, 2007 was Rs. 27,826 crore (US$ 6,401 million) compared to Rs. 21,866 crore as on March 31, 2006.

Depreciation charge for the year was Rs. 4,815 crore (US$ 1,108 million) as against Rs. 3,401 crore in the previous year. Resultant from this, the profit before tax was Rs. 14,520 crore (US$ 3,340 million) as against Rs. 10,704 crore in the previous year.

Provision for taxation was Rs. 1,657 crore (US$ 381 million) as against Rs. 931 crore in the previous year, which includes Fringe Benefit Tax of Rs. 40 crore (US$ 9 million). Provision for deferred tax was Rs. 920 crore (US$ 212 million) as against Rs. 704 crore in the previous year.

Profit after taxation was Rs. 11,943 crore (US$ 2,747 million) as against Rs. 9,069 crore in the previous year.

Note: The figures for the current year include figures of Indian Petrochemicals Corporation Limited (IPCL) which is amalgamated with the Company (RIL) with effect from 1st April, 2006 and are therefore to that extent not comparable to those of previous year.

Our consolidated net profit after including the contribution of our subsidiaries and associates was Rs. 12,075 crore (US$ 2,778 million).

Capital expenditure during the year was Rs. 8,980 crore (US$ 2,066 million) primarily on account of exploration and production, implementation of value maximisation projects, expansion of petrochemical capacities and setting up of petroleum retail marketing outlets. Details of the capital expenditure undertaken during the year are as follows:

	Rs. Crore	US$ Million
E&P	5,725	1,317
Refining & Marketing	1,430	329
Petrochemicals	462	106
Common	1,363	314
Total	8,980	2,066

Contribution to the National Exchequer

We are one of India's largest contributors to the national exchequer primarily by way of payment of taxes and duties to various government agencies. During the year, a total of Rs. 15,344 crore (US$ 3,530 million) was paid in the form of various taxes and duties.

Over the years, continued growth in production and sales volumes have sustained our payment of duties and taxes despite a decline in customs and excise duty rates.

Sustained leadership in exports

We maintained our leadership status as India's largest exporter.Exports including deemed exports were at Rs. 66,627 crore (US$ 15,327 million) as against Rs. 32,691 crore in the previous year.

We export products to around 100 countries including to some of the most stringent quality-driven and value-driven developed markets. This demonstrates our global competitiveness, the world-class quality of our products and superior logistical capabilities. We have achieved this significant growth in exports while maintaining our share in the domestic market.

Revenues from exports now represent 56% of our turnover. Petroleum products constitute 74% and petrochemicals contribute 26% of the total exports.

Resources and Liquidity

As part of strategy to optimise our long-term capital structure, we have strengthened our networth through equity infusion and retention of earnings. We have issued 12 crore warrants which are exercisable into equal number of equity shares of Rs.10 each on a preferential basis to the promoters/promoter group as per the provisions of SEBI guidelines at Rs. 1,402 per share. Allotment of warrants was completed in April 2007. An amount of Rs. 1,682 crore (US$ 387 million) representing 10% of this issue has been received, in compliance with the terms of issue.

Prudent financial management helped us maintain a conservative financial profile even while pursuing aggressive business growth strategies. This is reflected in our domestic and international ratings. Our long-term debt is rated 'AAA' from CRISIL and 'Ind AAA' by Fitch - the highest ratings awarded by these agencies.

Our international debt has been rated BBB (Stable Outlook) by S&P, Baa2 (Stable Outlook) by Moody's and BBB- (Stable Outlook) by Fitch. S&P has rated us above India's sovereign rating. Our short-term debt programme is rated P1+ by CRISIL, the highest credit rating that can be assigned in this category.

Our gross debt equity ratio, including long-term and short-term debt as on March 31, 2007, is at 0.44. Our long-term debt as on March 31, 2007 stood at Rs. 19,638 crore (US$ 4,518 million). Of this, foreign currency denominated debt represents 73% with an average maturity of 6.02 years. The average maturity of our long-term debt is 5.4 years.

We continued to demonstrate flexibility and innovation in debt issuance. In September 2006, we closed and funded the first ever debt issuance in the US private placement market by an Indian Company. We launched a US$ 200 million issue in the US Traditional Private Placement market which was increased to US$ 300 million owing to oversubscription. This was followed, in March 2007, by a US$ 150 million deal which was upsized to US$ 250 million. Further, we also concluded a US$ 2 billion, 10-year loan (with an average maturity of 7 years) in May 2007. This makes us the first corporate borrower from India to have accessed the ECB market for this tenor and size.

As at March 31, 2007, we had cash and cash equivalent of Rs. 4,012 crore (US$ 923 million). We actively manage our short-term liquidity to generate reasonable returns by investing surplus funds while preserving the safety of capital.

Business Review

Oil & Gas

Growing demand for oil and gas globally

The Exploration and Production (E&P) industry witnessed yet another great year, driven largely by high commodity prices and robust oil and gas demand. Global demand for oil grew by 0.8% from 83.1 million barrels per day in 2005 to 83.8 million barrels per day in 2006.

IPE Brent prices averaged 10% higher at US$ 65 per barrel during FY 2006-07 as against an average price of US$ 59 per barrel in FY 2005-06. Natural gas prices in Asia and Europe which are predominantly linked to crude remained volatile and Henry hub natural gas prices averaged US$ 8 / MMBTU for 2006. Experts forecast gas prices to stay above historical levels in the near future.

Fossil fuels are expected to remain the predominant energy source with about 80% share of energy demand globally. Oil and gas alone is expected to account for 54% of the projected demand. Alternative fuels are expected to grow rapidly but account for less than 2% of the energy demand in the foreseeable future. Global demand for oil is expected to grow at 1.3% annually while natural gas is expected to grow at about 2% per annum.

However, there are concerns regarding a concurrent growth in supply. This is primarily due to low levels of spare production capacity, declining number of large discoveries and geopolitical uncertainties.

The International Energy Agency (IEA), in its world energy outlook, has estimated investment requirements of over US$ 8.2 trillion over the next two decades in order to bridge the demand-supply gap. This is substantially higher than its earlier forecast of US$ 5.3 trillion which underlines a positive demand outlook for energy.

Oil and gas prices are expected to remain firm in the future reflecting a tight market situation.

Impact on oil and gas companies

Strong profitability and cash flows for E&P companies have spurred investments across the energy value chain globally resulting in severe supply chain pressures. However, the biggest global challenge for the E&P sector is the sharp increase in the cost of equipment and services (which have doubled in recent years) resulting in a steep increase in the cost of exploration and development. The major factors that have contributed to cost escalation are increase in costs of seismic services, drilling rigs and related services, engineering, fabrication and installation costs.

Over the past five years, the E&P industry has witnessed a significant growth in capital expenditure and the same trend is expected to continue in the medium term.

Sector outlook – India

During the year under review, India's net import of crude oil and petroleum products grew by over 17% to an estimated US$ 39 billion, accounting for 20% of the total imports. Despite growing fears over the impact of rising inflation, experts forecast annual GDP growth of 8-9% over the next five years, thus boosting the energy demand even further.

Domestic crude oil production in India was slightly higher at 34 million tonnes and gas production stood at 1,120 BCF. India's E&P industry has received a great impetus with the growing demand for crude oil and gas in the country and policy initiatives of the Government of India to prompt investment in E&P sector. Under the New Exploration Licensing Policy (NELP) of the Government of India, 162 exploratory blocks have been acquired by participating companies. It is heartening to note that since the onset of NELP, there have been world-class discoveries that have considerably changed the prospectivity of India's sedimentary basins.

The natural gas market in India – towards market driven pricing

The natural gas market is on a high growth trajectory. Natural gas accounts for 9% of total energy mix in India as against a global average of 21%. Its growth so far was constrained by limited availability and nascent transmission and distribution infrastructure. Following the large scale discoveries in the recent past and growing imports of LNG, supplies are expected to increase considerably. Pricing regime towards integration of domestic prices with global markets will be key to investments in this sector. Currently, deregulated gas accounts for 44% of India's gas consumption but is expected to touch 70% by the end of the decade.

The regulatory framework too is evolving and is expected to be conducive for promoting investments in this sector of national importance. In pursuance to the PNGRB (Petroleum and Natural Gas Regulatory Board) Act, a regulatory body is proposed in order to provide the investment framework to market participants and investors. Significantly large projects are being planned by various players in creating a pan India gas grid which would improve connectivity and spur demand for natural gas. Growing availability will result to the contribution of natural gas in energy sector in India growing substantially.

Reliance performance - Continuing growth and productivity

We are India's largest exploration acreage holder in the private sector and our current portfolio comprises of (i) 30% interest in Panna Mukta, Tapti (PMT) fields; (ii) 33 exploration blocks awarded by Government of India under NELP and Pre-NELP licensing rounds; (iii) exploration and production rights to 5 coal bed methane (CBM) blocks; and (iv) exploration interests in Yemen, Oman, East Timor, Colombia and Australia.

Our strategy is to enhance vertical integration in the energy sector and capture value across the entire energy chain. We are therefore committed to strengthening our exploration, development and production activities in search for hydrocarbons through continued focus on people, processes and technology.

Our domestic producing assets, comprising (PMT) fields had a steady performance. PMT operations benefited from favorable crude oil and gas prices although the industry service cost escalation hiked up the finding, development and operating costs.

During FY 2006-07, several milestones were achieved:

- The performance of PMT fields has been satisfactory. The Panna Mukta fields produced 1,766,474 tonnes of crude and 1,662 MMSCM of natural gas, reflecting a growth of 13% and 15% respectively.
- The Tapti field produced 2,228 MMSCM of gas and 9% higher volumes of condensate at 126,860 tonnes during FY 2006-07.
- Average production in Block 9 of Yemen, in which we hold 25% interest, was at 5,500 barrels per day.
- We drilled 13 wells of which 6 were notified as discoveries. On a cumulative basis, we have drilled 51 exploratory wells thus far in our acreage in India with a success rate of 61%. These are in addition to the 3 appraisal wells drilled in the KG-D6 block to date.

Ongoing efforts to upgrade our E&P prospects resulted in the acquisition of 6,158 Line Kilometers (LKM) of 2D seismic data and 7,620 LKM of 3D data during the year.

Gas discoveries in Dhirubhai-1 (D1) and Dhirubhai-3 (D3) in the KG-D6 block are scheduled to start production in the second half of FY 2008-09. Based on the initial reserve estimates, we had submitted an Initial Development Plan to the Director General of Hydrocarbons (DGH) in May 2004. The Initial Development Plan envisaged a production plateau of 40 Million Standard Cubic Meters Per Day (MMSCMD). The plan was approved in November 2004. Further geo-scientific analysis and exploratory work has been done in the block to assess the overall hydrocarbon potential and the recoverable reserves in these fields. This includes acquisition of additional 3D seismic data, drilling of additional exploratory wells resulting in 13 discoveries and extensive coring of two development wells.

We have also obtained an independent assessment of 2P reserves for the D1 and D3 gas discoveries at 11.3 TCF which is almost twice the earlier estimates.

In view of the significantly higher hydrocarbon potential and in order to meet the projected deficit of gas supply, we filed an addendum to the Initial Development Plan in October 2006 for doubling of production capacity from 40 MMSCMD to 80 MMSCMD with an initial capital expenditure of US$ 5.2 billion. The addendum has since been approved by DGH and the Management Committee.

Despite the doubling of production volume, field development of D1 and D3 gas discoveries in the block KG-D6 is progressing as per plan for delivery of first gas in the second half of FY 2008-09. This project is the first deepwater gas development project in India and upon commissioning, will be among the largest and most complex deepwater gas production systems in the world. This project will be completed in six years from the first discovery making it one of the fastest deepwater gas developments in the world.

All major EPC / EPIC contracts pertaining to the project have been awarded and all long lead items have been ordered. 72% of the envisaged wells in the initial phase have been drilled. About 50% of the overall offshore milestones and 35% of the onshore facility milestones has also been completed. The highly specialised engineering and fabrication of all offshore equipment by the best-in-class solution providers is underway at over 10 locations worldwide. The installation of the equipment is targeted to commence in the later part of this year.

Our commitment to propel India towards greater energy security and self-sufficiency will be reaffirmed by the gas production from KG-D6. The increased production will double the indigenous gas availability in India. The production rate of 80 MMSCMD is equivalent to 450,000 barrels of oil equivalent per day (BOEPD) which is about 25% of the current oil import in the country. This will substantially improve the balance of payment situation in the future which has been worsening on account of increasing oil imports.

With regards to sale of this gas, we have made an application for the approval of a price formula to the Government of India on 18th May 2007. Prior to this application, we had followed a market price discovery process to arrive at an arm's length price in accordance with the guidelines adopted by the Ministry of Petroleum and Natural Gas for the determination of price under the PSC. The application for price approval is pending with the Government.

Delays in receiving approval of the Government to the price formula may have an adverse implication on the progress of the project and our plans for flowing gas in the second half of FY 2008-09.

We have also discovered crude oil in the MA-1 well in the cretaceous section of the deepwater KG-D6 block in the Krishna Godavari Basin. The subsequent drilling of well MA-2 has confirmed our view on the prospectivity of this field. A fast track development of KG-D6 MA cretaceous oil discovery has been planned for production in second half of FY 2008-09. The commerciality of MA oil discovery has been approved by DGH in February 2007. The development plan is expected to be submitted during the second half of FY 2007-08.

We plan to continue to pursue an accelerated exploration campaign in the KG-D6 block to further unlock the upside potential in the block.

In the current financial year (FY 2007-08), we made one more gas discovery in KG-D6 block well "R1". With this, our discoveries touch 18 in all in the KG-D6 block out of 21 exploration wells have been drilled. R1 was drilled at a water depth of 2,010 meters to a total depth of 4,860 meters, which is the deepest location drilled in this block. The well encountered 2 gas bearing zones and the data obtained from logging and Modular Dynamic Testing (MDT) confirmed the presence of hydrocarbons in the Mio-Pliocene intervals. The discovery, named Dhirubhai-34, has been notified to the DGH and it opens up new areas in the deep stratigraphic levels in the block and demonstrates upside potential.

During FY 2006-07, we made another discovery in NEC-25 which was the seventh in the block. The well lies in the Mahanadi Basin approximately 12 kilometers north-west of the earlier natural gas discovery. Based on the evidence of data obtained from logging and MDT, the presence of hydrocarbons is confirmed. This well named Dhirubhai-32 has been notified to the DGH and the concerned authorities. In an effort to expedite the process, the development plan for the first 6 discoveries has been submitted to DGH for approval with the gas production targeted for the year 2012.

We are in the process of consolidating our leadership position in deepwater exploration off the East Coast of India. During the year, we were awarded seven deepwater blocks with a combined acreage of 76,050 sq. km under NELP-VI. Of these seven blocks, two are in the Krishna-Godavari basin and the rest are in Mahanadi basin. With this, our total domestic acreage is about 337,000 sq. km. with about 86% of it in deep water. With the objective to rationalise our portfolio, we have relinquished five blocks during FY 2006-07 and more recently one block in the Kerala-Konkan basin which were assessed to be low on prospectivity.

Our venture into exploration and production of CBM is the first of its kind in India and is expected to be commercially operational by 2010. The development plans for the Sohagpur East and West blocks have been submitted to the DGH for approval.

Recent off-shore discoveries in the east and west coasts of India

A significant discovery was also made in the west coast in block GS-01. This shallow water block was awarded to the consortium of RIL (90%) and Hardy Exploration (10%) under the NELP-II round. The GS-01 "B1" well was drilled at a water depth of 78 meters to a total depth of 2,282 meters. Hydrocarbon presence was confirmed in the mid-Miocene carbonate reservoir. Drill Stem Testing resulted in a flow of 18.6 MMSCFD of gas and 415 barrels of condensate per day. This was our first discovery in the west coast carbonate reservoir area and was named Dhirubhai-33. The DGH was notified accordingly.

Recently, we announced the success of our very first well in the Cauvery deep-water basin in the east coast of India. This is the first time a hydrocarbon discovery has been made in the Cauvery deep-water basin. The deep-water block CY-DWN-2001/2 (CY-III-D5) located in the Cauvery Basin, with an area of 14,325 square kilometers, was awarded to us under the NELP-III. We hold a 100% interest in this block. The success of the well CY-III-D5-A1 in the block marks the beginning of a new vista of exploration in this basin. This well was located in a water depth of 1,185 meters and was drilled to a target depth of 4,081 meters and terminated in the crystalline basement. The presence of oil and gas with condensate has been confirmed by several tests including MDT and Drill-Stem Testing (DST). This discovery, named Dhirubhai-35, has been notified to the DGH.

International operations

During FY 2006-07, we further expanded our footprint in the global E&P arena. We were awarded two onshore blocks in Yemen and a deepwater block in Oman adding up to a combined acreage of 38,078 sq. kms. More recently, in FY 2007-08, we were awarded the block W06-5 covering an area of approximately 5,760 sq. kms. in the Bonaparte basin in Australia. We are working on the finalisation of production sharing contracts for the newly awarded blocks and are making satisfactory progress.

Our consortium is implementing an initial programme of drilling in Yemen's Block-9 which is scheduled for completion by the end of 2007. The production in Yemen averaged at 5,500 barrels per day.

We have consolidated our operations by transferring the international exploration portfolio into a wholly owned subsidiary, Reliance Exploration and Production (REP) DMCC, incorporated in Dubai.

Improved productivity from PMT

Impressive progress was made on implementation of growth initiatives at the PMT fields. The expanded plan of development (EPOD) for Panna - Mukta fields comprising of the installation of 2 wellhead platforms and drilling of 6 wells is nearing completion. Of this, 4 wells are already operational and work on the remaining wells is progressing as per plan. Efforts are on to increase production by drilling additional 15 wells over the next two years.

Meanwhile, the new revised plan of development (NRPOD) for the Tapti block is also progressing and is on track for completion during the second half of FY 2007-08. On successful completion, NRPOD is expected to produce 5.7 MMSCMD of gas and about 1,600 BOPD of condensate.

An ongoing focus on exploration and development

We have charted an aggressive exploratory program for 2007-08 to explore the current acreage. Drilling has been planned in 10 blocks coupled with extensive seismic studies covering all major basins.

Considering the sustained pressure in the supply chain, we are working on prudent long term contracting strategies for equipment and services that will help us hedge against project risks. We are currently operating a fleet of three rigs and have contracted an additional five rigs for the next three to four years to support our expansive exploration and development operations.

Within a short span of six years as an E&P operator, we have discovered hydrocarbons in the four major offshore basins of India namely Krishna Godavari, Mahanadi, Saurashtra and Cauvery basin, with major commercial finds in deep waters. These discoveries have established us as a pioneer in the challenging deep-water exploration in India.

The development of the Dhirubhai-1 and Dhirubhai-3 gas fields along with the MA field are targeted for the second half of FY 2008-09 and will most likely be followed by the development of the CBM gas field in 2010 and the NEC-25 gas field in 2012.

Exploration and Production of Oil and Gas is well poised to be a significant contributor to our revenues and profitability in the near future.

Refining and Marketing

Global industry overview and prospects

Inspite of high and volatile crude prices, the global demand trends remained positive. Stringent product specifications added more pressure on an already stretched refining system accompanied by a slow growth in new capacities. Complex refiners gained more from the high differential between light crude oil and heavy crude oil, and by strong distillate product margins relative to fuel oil.

Positive demand dynamics

Robust global economic growth reinforced the strong demand for petroleum products inspite of higher prices. The global economy grew by a significant 5.4% in 2006 despite concerns about tighter financial market conditions, high oil prices and inflation. The Asian region has been a key contributor to the positive growth trend. It grew by 8.9% with China and India leading the pack with impressive 11.1% and 9.4% growth in their respective economies. An impressive growth in the Middle East and CIS countries also contributed positively.

The global demand for petroleum products grew steadily from 83.7 million BPD to 84.5 million BPD in 2006. While the demand from Non-OECD countries grew by 1.2 million BPD driven mainly by China and the Middle East, the actual demand from OECD nations shrank on the back of benign weather conditions and substitution of fuel oil by natural gas for power generation during the year.

The International Energy Agency (IEA), assuming a positive economic outlook, expects to see continued strong growth in global demand for petroleum products and forecasts it to grow by 1.8% to 86 million BPD in 2007. This growth will be driven mainly by China, India and the Middle East. The demand for petroleum products over a medium term is expected to record a 2% CAGR during 2006-2010 period, as per projections of the World Refining and Fuel Services, Hart in 2007.

The gradual shift in demand in favour of lighter transportation fuels continued. The aggregate demand for gasoline, middle distillate and Jet Kero grew by 2.2% as against an average demand growth of only 1.5% for heavier products during the calendar year 2006. Expecting the shift in the demand patterns to continue, industry experts are forecasting light refined products (excluding LPG) to account for about 80% of the incremental global demand for petroleum products over the next 5 years. Growth is expected to come from gasoline, middle distillate and Jet Kero which are expected to record a CAGR of 2%, 2.4% and 2.8% respectively during 2006-2010 period. Residual fuel oil is expected to grow by a marginal 0.1% per annum during this period. Meanwhile, product specifications are now more stringent for the industry in several regions. The US rolled out Ultra Low Sulfur Diesel (ULSD) with the objective of reducing sulfur in diesel to 15 ppm and also phased out MTBE in gasoline during the year. These factors present new trade opportunities for global complex refiners, like our upcoming refinery project with ultra clean product capabilities.

Refinery capacity and utilisation trends

During 2006, the global refining capacity grew from 85.9 million BPD to 87.2 million BPD on the back of capacity creep by select players. The average capacity utilisation for refineries in North America, Europe and Asia touched 85%, 84% and 87% respectively. IEA estimates incremental global crude distillation capacity requirement of about 10.2 million BPD towards meeting the estimated global demand by 2011. Though several large capacity announcements have taken place in the recent years, their progress so far has been quite slow on account of the rising capital costs and shortage of skilled manpower. In an already stretched refining environment, this raises concerns on the ability of complex refiners especially to meet the incremental demand growth and improved prospects for refining margins.

GRM performance

Refining margins experienced volatility all over the world. Though the regional benchmarks averaged lower than their respective peaks in 2006, complex margins achieved a new high of US$ 13.6 per barrel during the first half, supported by tightened product markets, booming light product cracks and unplanned maintenance by large refiners. However, the simple margins dropped on the back of improved utilisation, lower turnaround rate and fuel switching in China and US.

Refinery cracking margins (US$ / bbl)

Region	2005	2006
US Gulf Coast	9.5	8.4
Rotterdam	6.7	4.8
Mediterranean	5.6	5.4
Singapore	6.5	5.9

(Source: Reuters)

The crack spreads (differential of product to Dubai crude oil) remained healthy during the year under review. The crack spread for gasoline in Singapore averaged at US$ 11.7 per barrel in 2006 as against US$ 12.6 per barrel in 2005 while that of gas oil was at US$ 15.2 and US$ 14.7 per barrel respectively during this period. Fuel oil crack margins averaged at US$ (-)12.6 per barrel against US$ (-)8.7 per barrel in 2005, leading to lower margins for simple refiners.

The medium term outlook for refining margins appear positive when viewed in context of the robust growth in demand, stretched utilisation levels and lagging new capacities. Also supportive of the margins is the expectation that the refinery capacity bottleneck is unlikely to ease prior to 2011 due to delays in completion of some major refinery projects. Changes in product specifications are also leading to lower yields of clean products as refineries are being reconfigured to meet these specifications. Complex refiners would gain further from (i) higher premiums for ultra clean products in the western markets arising from tightening product specifications and (ii) changing crude dynamics resulting in wider-than historical light-heavy differentials.

Crude price movements and outlook

During the year, crude prices remained volatile and touched a new high. WTI peaked at US$ 76.95 per barrel in August 2006. The spurt in crude prices was due to a combination of geopolitical events and unplanned outages of some of the oil production fields.

Crude Oil Prices (US$ / bbl)

	2005			2006		
	High	Low	Average	High	Low	Average
WTI	69.91	42.17	56.47	76.95	55.86	66.02
Brent	67.33	38.21	54.47	78.69	55.89	65.14
Dubai	59.18	34.05	49.36	72.29	54.48	61.52

(Source: Platts)

According to ESAI estimates, crude oil prices are expected to remain within the US$ 50 - 60 per barrel range in the foreseeable future. Tight global balances, geopolitical factors and unplanned supply side shock are some of the factors that are supporting high oil prices both on a current basis and for the forward period. That the price structure does not show a steep backwardation is indicative of the fact that these concerns are not transient concerns affecting today's price alone, but are factors that will keep prices high in the forward period also.

Petroleum products demand in India

Aggregate Indian refining capacity increased from 132 million tonnes in FY 2005-06 to 149 million tonnes in FY 2006-07. During the year, the domestic demand for petroleum products increased by 4.6% to 111.7 million tonnes. Consumption of HSD (High Speed Diesel) which accounts for more than a third of the total consumption of petroleum products, registered a growth of 6.9% while LPG (Liquefied Petroleum Gas) demand grew by 5.1%. During the year, the demand for MS (Motor Spirit) grew by 7.5% and ATF (Aviation Turbine Fuel) consumption grew by 21.5%. During the same period, sales of Naphtha reduced by 5.6% while sale of Kerosene increased marginally by 0.1%.

Reliance performance – high operating rate

Our Jamnagar refinery has a capacity of 33 million tonnes per annum. It is the first refinery established by the private sector in India and is the third largest refinery at a single location in the world.

During FY 2006-07, the refinery processed 31.7 million tonnes of crude at an average utilisation of 96%, which compares favorably with operating rates for refineries globally. The utilisation rate could have been higher but for the partial planned shut down in May 2006 as well as the temporary stoppage of a part of its facilities due to a fire in October 2006.

For the year under review, the average gross refining margin stood at US$ 11.7 / bbl, reflecting a premium of US$ 5.6/bbl over the Singapore Complex Margins. We have consistently out-performed the benchmark which reflects the advantages we have of higher complexity and the capability to process heavier/sour crudes and produce superior product quality and mix.

Our petroleum products production details are as follows:

Production KT

	FY 2005-06	FY 2006-07
Gases & Distillates	25,783	28,001
Fuel Oil & Solids	4,074	4,726
Total Production	**29,857**	**32,727**

Our domestic marketing efforts were adversely impacted on account of under recoveries and uneven level playing field for private players during the year. Our efforts to correct the pricing strategy to reduce under recoveries led to a drop in our domestic market share from 13% at the beginning of the year to less than 2% by September 2006. While a moderation in international crude prices and subsequent revisions in domestic prices helped regain part of the market share, it was still at around 6.3% at the end of FY 2006-07.

The conditions in the domestic market have forced us to focus on the export markets. The aggregate export volumes of refined products grew by over 63% to 17.7 million tonnes from 10.8 million tonnes in the previous year. Exports thus accounted for 57% of the aggregate refinery product volumes and registered export revenues of US$ 11.3 billion, reflecting a growth of 92% as compared to that of the previous year.

We plan to further focus on the export markets and towards this objective, we have secured the necessary approvals for the conversion of our Jamnagar complex as an Export Oriented Unit (EOU) with effect from 16th April 2007. The LPG requirement of PSUs for domestic market continues to be met from the refinery.

Continued customer preference and expanding retail network

By the end of the year, we had 1,385 retail outlets operational across the country, representing a network share of about 4%. We added 167 retail outlets during the year. This is a significant slowdown in the pace of retail network expansion as compared to the previous years and is primarily due to the challenges of under recoveries, current volatility in the international oil market environment and uneven level playing field for private players. We have made a representation to the Government of India to ensure a level playing field for private oil marketing companies.

The second half of FY 2006-07 marked our entry in the high growth aviation fuel segment. While the third quarter witnessed the commissioning of our first Aviation Fuelling Station (AFS) at Bhubaneshwar, the last quarter of FY 2006-07 witnessed the expansion of the facilities to four additional airports. We are working towards setting up 12 additional AFSs during the current fiscal.

Petrochemicals

Global ethylene scenario

The global petrochemical industry has experienced a paradigm shift. Middle East is fast emerging as a production hub based on cheap feedstock whereas Asia is growing as a consumption hub given the buoyant demand particularly from China and India. No major investments have been made in the developed economies while there has been an investment boom in Asia and the Middle East.

Current status: Petrochemicals


No major Investments in developed economies
Petchem capacities & markets shifting to ME and Asia
Finished product manufacturing shifting to Asia
Shift in Petrochemical Industry
Investments boom in ME and Asia
ME Feedstock advantage
China Backward integrating from polymer processing to polymer production

Middle East as production hub and Asia as consumption hub for Petrochemicals

The global ethylene capacity in 2006 increased at 4.4% whereas the demand grew by a healthy 5.6%.

During 2006, five new crackers were brought on stream with one each in Brazil and the Middle East and three in China. In addition, six crackers have undergone major de-bottlenecking/ expansions.

The overall ethylene capacity addition was 5.1 million tonnes. The region-wise/ company-wise capacity expansions in 2006 are represented in the following graph.


Million Tonnes
122
120
118
116
114
116
121
2005
Nova US
Pemex Mexico
Rio Brazil
OMV Austria
PKN Poland
Iran*
Saudi**
Sasol S Af
China***
YNCC Korea
Others
2006
* : Amir / Marun
** : JUPC / Kemya / Yanpet
*** : CNOOC / Jilin / Lanzhou / Maoming / Dai Quing

Source : CMAI 2007

Operating rates are the prime indicators of ethylene chain profitability. Historically, the ethylene chain profitability was seen to increase dramatically with cracker operating rates above 92-93%. With major delays anticipated in most of the Iranian projects, the capacity additions are expected to remain inadequate to significantly bring down cracker operating rates till 2008. Hence, the recovery in ethylene profitability witnessed since 2004 is expected to extend into 2008.

Global ethylene markets

Global Ethylene Demand by End Use - 2006


Other 5%
Alpha Olefins 3%
Ethyl-Benzene 7%
EDC 12%
Ethylene Oxide 14%
PEs 59%

Source: CMAI 2007

Ethylene demand is primarily driven by polyethylene and MEG. The growth drivers for polyethylene (in turn, for ethylene) are the adoption of advanced technology (micro-irrigation) in agriculture/horticultural products/plasti-culture/post-harvest management, packaging and distribution of horticultural products through modern retail chains, growing disposable incomes and consumerism, the boom in auto/transportation/retail and packaging sectors. The growth driver for MEG (in turn for ethylene) is the buoyancy in the Polyester industry in the Asian region and PET industry worldwide.

A strong global economy supported by robust growth in two of the largest economies, China and India, will also help to swiftly absorb the additional products coming out of these new capacities in the Middle East and Asia.

IMF predicts the global GDP to maintain a healthy growth of 5.1% during 2007 as well as through 2008. A major impetus to this growth will come from the Asian region with China and India being the main contributors. This will support a healthy demand growth for petrochemical products.

We are poised to benefit from this healthy growth and have announced a world-scale and highly competitive Olefins Complex to be integrated with our Jamnagar refineries.

High price environment

Driven by healthy demand and supported by high oil prices during FY 2006-07, Asian olefin prices reached an all-time high. The run-up has been extremely steep in 2006. Globally, about 5.5 percent of the Ethylene capacity was offline - 3.2% due to planned shutdowns and 2.3% due to unplanned shutdowns across all regions.

During the first half of FY 2006-07, petrochemical prices reached new peaks largely driven by geopolitical issues in the Middle East, Iran's nuclear activities and issues in Nigeria. Feedstock prices however, eased in the second half of FY 2006-07 proving that the above issues have more psychological effect than physical impact.

Prices reached historical peaks due to 3 key reasons :

- Supply Chain Constraints - Planned / unplanned outages, Natural Calamities, Other events such as riots / strikes.
- Cost Push - Due to high prices of Crude Oil / Naphtha
- Demand Pull - Economic Recovery across all regions.


Price Movements : Crude / Naphtha / HDPE / PP
$/bbl
$/Mt
Multiple Supply Problems
End of supply problem China Situation
China Reduces Purchases
Asian Crisis
Surge
China Resumes Purchases
Asian Recovery
9/11
Lack of new capacity
Cost Push / Demand Pull
Crude $/bbl (Dubai)
Naphtha $/bbl (MOPS)
HDPE $/Mt (SEA)
PP $/Mt (SEA)

Source : Platts


Ethylene Margins : Ethylene (C2) less Naphtha Delta
$/Mt
Ethylene (SEA)
Naphtha (MOPS)
C2-Naphtha

Source : Platts

New capacity creation

North America is currently the leader in the global ethylene capacity followed by North East Asia and West Europe. The global ethylene capacity is expected to increase from the current 121 million tonnes to 156 million tonnes by 2011, an addition of 35 million tonnes over the next five years with the Middle East accounting for over 50% of the new capacity additions.

The Middle East capacity with low feedstock cost is leveraging its competitive advantage and is estimated to more than double from 13 million tonnes to over 31 million tonnes by end of 2011. With this, the Middle East ethylene capacity share in the global market is estimated to increase from 11% to 20% by 2011.

However, past experience suggests that the new capacities announced particularly in the Middle East and China may be susceptible to delays. Moreover, the bunching of many new crackers during this period is already posing contracting / construction resource crunches. Most of the crackers planned in Iran, a significant component of the Middle East capacity plans, have been affected due to the above reasons.

Simultaneous demand from the refinery, liquefied natural gas and chemical industries is causing a crunch on engineering and construction companies for resources like manpower, materials, fabricated equipment shop time and in process equipment and instruments. Critical equipment required to build an ethylene plant is in short supply. Equipment needs overlap with those from LNG projects in areas such as low temperature equipment, compressors/ turbines and cryogenic storage vessels. All of these factors lead to an escalation in the cost and/or project delays. Increase in steel and labour costs resulted in overall project cost escalation and cracker complexes today are 1.5 to 2.0 times more expensive than in early 2000.

With the current boom in the petrochemical industry, the engineering, procurement and contracting industry is operating at capacity with order books full for next few years. We thus expect significant delays in the implementation of many of these projects resulting in a slower growth in capacity additions and higher operating rates.

Polymers (PP, PE, PVC)

Global polymer market scenario


Global PO+PVC Demand 2006
LDPE, 18, 13%
PVC, 33.5, 24%
LLDPE, 18.6, 13%
PP, 42.6, 29%
HDPE, 29.3, 21%
* indicate demand in million tonne
% indicate % share

Source : CMAI 2007

Globally demand for all polymers reached 175 million tonnes of which PE, PP and PVC accounted for 142 million tonnes showing a healthy growth of 5.9%. The growth was mainly driven by LLDPE (7%), HDPE(6.1%) and PP(6.4%). Asia, Africa and other developing regions had been the primary contributors to this growth.


Capacity / Demand Growth 2006 / 2007 : Polyolefin + PVC
Capacity Growth
Demand Growth
20%
16%
12%
8%
4%
0%
5%
6%
7%
7%
11%
8%
19%
10%
10%
8%
World
Asia
MEast
China
India

The global production capacity of PE, PP and PVC touched 162 million tonnes with growth of 5.2%. Globally, 8 million tonnes of capacity was added during 2006 of which 6 million tonnes was Polyolefins and 2 million tonnes of PVC.

The major capacity additions were in China and in the Middle East.

Indian market scenario

Consumption of these three major polymers in India reached 4.6 million tonnes registering a y-o-y growth of 10% during FY 2006-07. PP and LLDPE registered a healthy growth of 15%. LDPE consumption grew at 8% whereas HDPE grew at 9% and PVC witnessed a modest growth of 7%.


Polymer Industry in India : FY 06-07
Total Polymers 4640 Kts
LLDPE 14% 650 Kts
LDPE 5% 260 Kts
HDPE 21% 990 Kts
PVC 26% 1,220 Kts
PP 34% 1,530 Kts

Reliance performance

We maintained our domestic leadership position with a market share at 57% in FY 2006-07.

On a y-o-y basis, our aggregate production grew by 9.5% mainly on account of the new 280 KTA PP Line-D commissioned at Jamnagar complex in April 2006.

Polymer Production in KT

Product	2005-06	2006-07
PP	1285	1642
PVC	619	562
PE	1031	1011
Total	2935	3215

Polypropylene business

The global PP demand in 2006 exceeded 42 million tonnes registering a growth of 6.4%. Operating rates were in excess of 92% supporting healthy margins. International prices (SEA) increased by 17% on y-o-y basis and the domestic PP demand registered a 15% growth.

We are the seventh largest producer of PP in terms of global rank. The commissioning of 280 KTA (Line D at Jamnagar) had a significant impact on the overall production. In keeping with a continuing growth strategy, we have moved apace to make the most of the existing global opportunity. We have identified and developed new applications, carried out import substitution by introduction of new grades and constantly replaced conventional material to increase consumption in the domestic market. We have also successfully exported products in the newer niche markets realising better margins.

The PP growth in the domestic market during FY 2006-07 was driven by a demand from the cement, automobile and household sectors which are growing at a healthy rate of over 15%. During FY 2006-07, we introduced two new grades for the flexible packaging sector (suitable for high speed BOPP production lines) and for the lifestyle sector (non-woven). Both these grades received international processing approvals. Our products were also successfully tried in the high-speed non-woven production lines of global equipment suppliers. This opens up a new sector with very high growth potential for our PP business.

In view of the balanced demand-supply outlook for FY 2007-08, prices are expected to remain firm during the coming year. The currently available propylene from all our sites will be fully augmented to enhance production and supply larger quantities of niche grades into the domestic and international markets. With the retail boom, we will be able to aggressively promote the use of high-clarity household containers, collapsible crates, plastic trolleys, pallets, and also packaging of processed foods, edible oil, milk etc. This will not only increase the demand but will also help shift our focus to the production and supply of specialty grades thereby improving our margins.

Polyethylene business

Polyethylene continues to be the largest consumed commodity plastic. Global consumption reached 66 million tonnes in 2006 registering a growth of 5.8%. The operating rates were healthy at 86% as against historical averages of 80%. The prices of High-density Polyethylene (HDPE) registered a 21% y-o-y growth, Linear Low-density Polyethylene (LLDPE) 19% whereas Low-density Polyethylene (LDPE) prices increased by 18% globally.

Despite high price environment, the demand for HDPE increased by 9% and LDPE by 8% due to the robust growth in the flexible packaging sector.

In order to improve margins, we pursued all opportunities in the global as well as local markets. In the domestic markets, meticulous planning and execution across critical areas of pricing, supply and distribution, and customer support has resulted in significant growth in LLDPE sales. Exploring the opportunities in the international market, we have significantly stepped up our exports of HDPE.

The packaging sector – supported by the retail boom - is expected to be the key driver of growth for the polyethylene business. The other major trigger for growth will be the large requirement of plastic pipes for city gas distribution and water transportation where high density PE pipes are used.

In case of linear low and low density PEs, the packaging sector is set to grow at an explosive pace as the demand from retail sector increases. The end-use sectors that will drive this demand include packaging of fresh and processed foods, edible oil, and other consumer products.

Poly Vinyl Chloride business

The global demand of Poly Vinyl Chloride (PVC) in 2006 was at 33.5 million tonnes, an increase of just over 5% over the previous year. The growth mainly came from a growing demand for PVC products in the underdeveloped countries from the housing, construction and infrastructure development projects.

Globally, PVC pipes are predicted to remain the largest end use for PVC in 2007 with an estimated demand of 13.2 million tonnes or about 39% of the total PVC demand. PVC profiles and tubes constitute the second largest application for PVC resin with 13.5% share.

The demand for PVC in India experienced a 7% y-o-y growth. The infrastructure sector remains the major growth driver for the PVC business. Even though the Government spend on infrastructure is increasing, the domestic PVC demand growth remained moderate on account of higher prices. Pipes and fittings account for 70% of the total PVC consumption in India.

With increasing emphasis on infrastructure, housing, water supply, health, hygiene and micro irrigation projects, PVC consumption is likely to show robust growth in FY 2007-08. Capacity expansions and trade balance in China in the foreseeable future may result in margins remaining under pressure in PVC business internationally.

Polyester (PFY, PSF, PET)

Global Polyester market

The year 2006-07 was a challenging one for the polyester industry. Rising crude oil prices impacted an increase in the cost of raw materials while a bumper cotton crop accompanied by subsidised cotton prices exerted pressure on polyester margins. Stand-alone polyester producers across the world were affected substantially during the year.

Capturing maximum value addition

We, being fully integrated polyester producers making our own Paraxylene (PX), Purified Terephthalic Acid (PTA) and Mono-Ethylene Glycol (MEG) from crude oil, were best positioned to face the market uncertainties of the year. The integrated margin of the polyester value chain from naphtha in the second quarter of 2006-07 was the highest in nearly a decade.

We have chosen to produce across the entire value chain from PX to polyester to capture maximum value addition and to reap savings in packing, logistics and inventory costs. We are now poised to benefit yet again with the start of a new cycle with a higher base of polyester capacity. Polyester profitability has bottomed out in 2006 and integrated polyester margins (from PX to polyester) are most likely expected to expand through 2008. The following facts reinforce our view on the chain margins.

- *Demand growth to outpace capacity growth:* Asian annual polyester capacity additions are likely to slow from 23% in 2003 to 6% in 2007 and 2008 while the demand is expected to remain healthy at 10%.
- *Underestimation of the Chinese domestic demand:* Rising income levels and industrialisation of hitherto poor regions in Western China have increased domestic demand for textiles. The textile industry in China is also expected to focus on the domestic market and the domestic textile consumption share is expected to jump from 65% in 2005 to 73% in 2008.
- *Feedstock constraints:* Limited PX capacity addition will tighten the overall polyester demand which bodes well for the overall integrated polyester margins.

In addition, there are four major catalysts emerging which could drive polyester chain margins up:

- Relatively low inventory across the chain may lead to restocking.
- 2008 Beijing Olympics to drive additional demand in China.
- Removal of residual quotas in 2008 on China by the EU could also boost the demand.
- Slowdown in new capacity additions in China.

Demand outlook

The demand in Asia is estimated to grow by 2.4 million tonnes or by 6% in 2007 and 2008 while capacity will increase by only 1.7 million tonnes. The ability of polyester producers across Asia to successfully pass through higher costs in 2006 gives an early indication of the emerging strength of the sector. The slow-down in the new polyester capacity expansions accompanied by increase in the demand is expected to improve the capacity utilisation in polyester operations. The industry is at an early stage of a multi-year up-cycle.

Key reasons for an expected turnaround:

- *Shift to net incremental demand over supply between 2000 and 2005:* Polyester production has undergone a shift in geographies since 1980. It moved from the west to Japan first and later to Taiwan and Korea. Today, the world's top ten producers barring some exceptions are either in China or India. We top the world list as the largest polyester fiber and yarn manufacturer. Since growth in both the demand and the consumption will occur principally in Asia, it is a given that most of the fiber and yarn required will be produced in Asia. China and India are clearly destined to be the polyester hubs of the world.

  A combination of relatively high profitability, readily available capital and the emergence of homegrown technology led to an investment boom that saw peak capacity addition in 2003-05. Over those three years, almost 12 million tonnes of effective polyester capacity was added in Asia, mainly in China, while polyester production grew to around 7 million tonnes during the period. Along with this increased capacity came a lot of new polyester players right from downstream textile producers who were back-integrating to traders.

  The older players in China faced a margin squeeze as newer players with larger scale and more efficient processes came on-stream. In addition, polyester assets in Korea, Taiwan and Indonesia had production costs that were US$ 40-70/tonne higher than the new players in China. Currently, polyester capacities in these high-cost economies are being shut down. The polyester majors in Korea and Taiwan are closing down non-viable high- cost production units. Both these countries have witnessed more than a million tonne of capacity shut down from 2003 to 2007. During the same period, polyester production has reduced by around 1.8 million tonnes in these countries suggesting further capacity closures. Such closures are expected to improve margins of existing polyester companies. Even the more efficient producers found it difficult to justify new investment that led to low margins during these years.

- *Lack of investment on unattractive returns:* Only one new polyester player is expected to enter in 2007 compared to an average of nine in the previous expansion peak in China during 2003-2005. Lack of new investments would slow down new capacity additions leading to improvement in polyester margins.

- *Obsolete batch capacities:* A fact to be noted is that during the last period of high profitability, 3 to 4 million tonnes of batch capacities were built. These units are smaller and operate more opportunistically.

  More than 10 million tonnes of polyester capacity are perceived to be of batch and small polymerisation capacity globally. These capacities are outdated and uneconomical in the current competitive environment. These capacities will be phased out over a period of time while a small percentage may opt for production of high value-added, specialty products for survival.

- *Feedstock constraints:* Bottlenecks have not just been at the PX level but are also at the refining level. The majority of the new refining capacity is from Asia mainly the Middle East, China and India. These capacity constraints will mean that the PX from the refineries will continue to compete with gasoline production. This trend is expected to continue until 2009 given that the new global PX capacity is growing at only around 2 million tonnes per year.

  Globally, the PX capacity has been able to run at slightly below 90% even during the tight years. This is due to the fact that the PX capacity is impacted by any mechanical breakdown at the refinery or scheduled maintenance which may last for a few weeks. From an Asian perspective, the region has been a net importer of PX since 2002 and will continue to do so in the foreseeable future.

To sum up, the limitation in PX production may prove to be negating any overcapacity in both PTA and polyester.

Cotton prices are expected to remain firm in the year ahead with limited growth in crop production thereby leading to a higher cotton-price environment. This typically has a positive impact on the polyester business both from a demand perspective (higher polyester blending) and pricing perspective.

With the challenge of the polyester overcapacity expectedly behind us, the demand growth globally is robust and is driving the per capita consumption of all fibers. The per capita consumption of all fibers is expected to cross 11.2 kgs. by 2010 from the current level of 10 kgs. During the same period, the polyester per capita consumption is expected to increase to 5.4 kgs from 3.8 kgs.

Indian market scenario

Textile exports from India to the developed countries have increased in the post quota regime. A rise in the domestic textile consumption with the aid of a high GDP growth and changing lifestyle patterns is helping the consumption of polyester. The emergence of retail boom is boosting the demand for innovative products from the end consumers who have not experienced such products earlier.

Reliance performance – growth in production

Using the above factors as indicators, it is evident that the margins of the integrated polyester manufacturers are expected to improve in the coming years. We are well placed with our global polyester capacity of 2 million tonnes in this business environment.

The domestic demand for polyester increased from 1.8 million tonnes to 2 million tonnes this year registering a growth of 10%. We continue to lead the market with an overall 53% share. The PET bottle resin market in India grew by 34% to 162 KTA; our leadership position was maintained with 57% market share.

During the year, we completed one of the largest polyester capacity expansions in the world by adding 550 KTA of new polyester capacity. As a result, our total polyester production volume increased by 29% to 1.6 million tonnes.

Polyester Production in KT

Product	2005-06	2006-07
PFY	497	663
PSF	557	718
PET	220	257
Total	**1,274**	**1,638**

Fibre Intermediates (PX, PTA, MEG)

The polyester chain is expected to reap above average margins in 2007-08, largely due to the supply constraint in PX.

Fully-integrated margins are expected to continue to improve due to higher PX margins. However, margins of various components of the chain may differ considerably. The bulk of the margins will migrate to PX on account of supply constraints. PX margins are expected to remain strong in 2007 and continue to strengthen into 2008 as refining bottlenecks are expected to continue to limit PX production. PX utilisation is expected to remain high during 2006 through 2008.

The overall polyester utilisation is expected to remain low because the supply constraint of PX will limit the production of PTA and therefore polyester. Even if we see surplus capacity in PTA and polyester, the integrated polyester margin therefore will largely be unaffected and polyester margins are expected to strengthen from the current levels. Most of the new PTA capacities are in China. This is expected to reduce the PTA imports into China in 2007 from a high of 7.6 million tonnes in 2006 to around 5 million tonnes. The surplus PTA volumes are expected to increase the pressure on PTA margins.

Reliance performance – commissioned new PTA capacity

We are the world's 4th largest producer of PX and PTA. We are also the world's 6th largest producer of MEG. In the Indian context, we continue to dominate the local market share with over 70% in all the products. We have the unique advantage of total integration right from refining to textiles and enjoy a high value addition benefit with our world-scale plant across the entire value chain.

We are India's largest producers of PX. There are two PTA and one MEG producer in India. Our PX, PTA and MEG plants utilisation rates are above 100%. During the period under review the PTA, MEG demand grew by 30% and 18% respectively while PX demand growth was at 19%.

During the year, our production volume for fiber intermediates (PX, PTA and MEG) was close to 4.3 million tonnes, 25% higher as compared to the previous year. During the year, we commissioned a new PTA plant of 730 KTA capacity at the Hazira complex. The new PTA plant reached its rated capacity in less than ten days and is the most competitive plant globally. Incremental production from the PTA plant will cater to the captive polyester unit and will also substitute imports to meet domestic requirements.

Fibre Intermediates Production in KT

Product	2005-06	2006-07
PX	1,395	1,779
PTA	1,304	1,777
MEG	776	781
Total	**3,475**	**4,337**

Cracker Products, Aromatics and Chemicals

During the year, we produced 1,764 KT of ethylene and 697 KT of propylene, a decline of 1% and 3% respectively over the previous year. The decline was on account of planned shutdown at the Hazira and Vadodara cracker during the year. The cracker de-bottlenecking was implemented during this planned shutdown at both the locations.

We produced 157 KT of butadiene during the year representing a 15% increase over previous year. Our butadiene is well-established in the international markets as well and exports were 72 KT during the year. The strong growth in elastomers has led to an increased global demand of Butadiene. We have been supplying Butadiene to some of these deficit regions by utilising our logistics advantage to the best.

Our benzene production was 657 KT during the year representing a 32% increase over the previous year. This was primarily due to capacity enhancements at Jamnagar undertaken during the last quarter of the FY 2005-06. This has catapulted our position to being the 2nd largest producer in Asia. We exported approximately 371 KT of benzene this year across different geographies. We have managed to maintain market leadership in benzene and have emerged as the supplier of choice for all consumers.

There has been a shift in the regional supply-demand balance. America and the west of Europe are net deficit areas and Asian benzene is meeting the additional requirements of these regions. We have successfully focused on and supplied benzene to these deficit regions to realise better margins.

We are leading a producer of Linear Alkyl Benzene (LAB) and Normal Paraffin in the country. LAB production for the year was at 163 KT. Domestic LAB market grew by 5% during the year. We have approximately 26% of domestic LAB market share. We are also the largest exporter of LAB from India. Exports are primarily to countries in the Middle East, South East Asia and Europe. Customers rate the quality of our product at par with the best in the international market.

Expansion plans

During the year, we also announced setting up of a global sized integrated cracker and petrochemical complex with a capacity of 2 MMTPA in the Special Economic Zone at Jamnagar in Gujarat. The cracker will use the refinery off gases and byproducts to produce ethylene, propylene and downstream derivatives. The project is expected to be implemented at a capital cost of about US$ 3 billion and likely to go on stream by FY 2010-11. This unique integration with the refinery will position the proposed cracker complex on par with the most efficient producers of olefins and derivatives globally, including those in the Middle East. We expect this proposed investment to further improve our cost competitiveness and strengthen our position as one of the lowest cost petrochemical producers in the world.

Textiles

Weaving a global aspiration

Our Textile complex at Naroda, Ahmedabad is one of the largest and most modern textile complexes in India. *Vimal*, our flagship brand is one of the largest selling brands of premium textiles in the country.

The brand objective set for *Vimal* is to emerge as the leading textile brand by 2009-10. The main growth drivers for *Vimal* will be an aggressive retail presence across India, innovative premium products, and foray into men's formal wear. The brand will also offer complete solutions right from fibers to garments and will sharpen focus on the global automotive furnishing business.

Aligned to these objectives, the company has taken various steps that will place the brand in the global market:

- A major upgradation in design, innovation and development activity to be able to generate and offer innovative premium products on a continuous basis.
- The "*Vimal* Masters Assemblage Symposium" is a unique initiative that endeavors to expose Indian suit craftsmen to the challenges and complexities of the evolving global formal fashion scenario.
- 'Only *Vimal*' plans to leverage the *Vimal* suiting platform to enter the fashion training segment by partnering with leading fashion institutes of the country.
- The textile division will also support downstream units to cater to the needs of the Indian and global markets.
- The textile division has entered into a strategic tie-up with a US based company for building a strong supply chain platform to get a major foothold in the US automotive segment.

The current manufacturing facility at Naroda, Ahmedabad has been stepped-up to meet the ever-changing needs of customers. We have developed new products like:

- fine micron 100% wool & machine washable wool rich fabrics.
- blends of natural fibers like bamboo, cotton, soya, silk, wool that offer wrinkle free and anti-microbial properties, moisture management, etc.
- cotton look fabric with polyester.
- flame retardant poly / wool suiting fabric for safety gear.

Opportunities

We are focused on the energy chain which will continue to provide tremendous growth opportunities to an already growing economy. We are aiming at leveraging our leadership position, financial strength and project execution capabilities to effectively avail of the present and create greater opportunities.

With the Indian economy projected to grow at 8-9%, the demand for oil and gas is expected to rise significantly in the future. We will continue to invest large proportions of cash flows into our E&P business. In addition to the ongoing efforts on exploration in various E&P blocks, we will be spending US$ 5.2 billion on the development of KG-D6. Upon commencement of the gas production, we will emerge as the largest domestic producers of natural gas in the country. The E&P business is expected to deliver sustainable long-term returns for the company.

The global refining arena is throwing up exciting opportunities as a result of the continuing high demand for petroleum products and the robust economic growth outlook. The slow growth in capacities due to an ongoing thrust on capacity modernisation and upgradation and a continuing delay in the implementation of new capacities are expected to open up new trade opportunities, especially for ultra clean transportation fuels. While these would support margins, we foresee additional margin opportunities in the wider light – heavy differentials that can be captured by leveraging our complexity for processing heavier crudes.

In petrochemicals, we will continue to maintain our leadership position through capacity expansion and investing in value-added products. We have announced the setting up of a global sized, integrated cracker and petrochemical complex with a capacity of 2 MMTPA in the Special Economic Zone at Jamnagar. The project is expected to go on stream by FY 2010-11.

Challenges, Risks and Concerns

We are currently working on two large projects – the development of the KG-D6 block and the implementation of a new refinery through our subsidiary, RPL.

For the RPL project, the key challenge is to complete the project by December 2008 as planned. RPL has largely mitigated the risks associated with the project in the areas of regulatory approvals, land acquisition, financial closure, procurement contracting by securing delivery commitments for all long lead and critical equipments. It has put in place robust systems to monitor the performance of commitments by all vendors and the timely identification of potential issues and development of alternatives. Supported by the commitment of global implementation partners as well as our vast experience in executing large projects, RPL is confident of completing the project on schedule.

In the E&P business, the key challenge is the commercialisation of oil and gas discovery from the KG-D6 block. Towards this end, all major EPC / EPIC contracts have been awarded and all long lead items have been ordered. The pre-engineering survey for the offshore installation has been completed and nearly 50% of the detailed engineering for onshore terminals is also complete. Currently, the project is in the fabrication phase and is progressing well towards meeting the target installation and commissioning dates.

In addition to the project execution challenges, the existing businesses face a risk from fluctuations in the foreign exchange rates. Our earnings in all the businesses are linked to US dollars. For us, the key input, crude oil, is purchased in US dollars. Against this, all export revenues are in foreign currency and even local prices are based on import parity prices. We also have a large portion of our debt in foreign currency for which we undertake liability management transactions and structured derivatives on an ongoing basis.

Internal Controls

We have a defined organisation structure and have developed well-documented policy guidelines with predefined authority levels. An extensive system of internal controls has also been implemented to ensure the optimal utilisation of resources and the accurate reporting of financial transactions and strict compliance with applicable laws and regulations. .

We have put in place sufficient systems to ensure that assets are safeguarded against loss from unauthorised use or disposition and that transactions are authorised, recorded, and reported correctly. Also, we have an exhaustive budgetary control system to monitor all capital related as well as other costs against approved budgets on an ongoing basis.

Recognising the important role of internal scrutiny, we have an internal audit function which is empowered to examine the adequacy and the compliance with policies, plans and statutory requirements. It is also responsible for assessing and improving the effectiveness of risk management, control and the governance process. Continuous audit and verification of the systems enables the various business groups to plug any shortcomings sooner rather than later.

It also measures our strategic risk management system and suggests risk mitigation measures for all key operations.

The top management and the Audit Committee of the Board review the findings and recommendations of the internal audit panel.

Major Subsidiaries and Associates

Reliance Petroleum

Reliance Petroleum Limited (RPL) is a 75% owned subsidiary. Chevron India Holdings Pte Limited, Singapore, a wholly owned subsidiary of Chevron Corporation USA (Chevron), is the second largest shareholder of RPL and currently holds a 5% equity stake in the company.

RPL was formed to set up a greenfield petroleum refinery and polypropylene plant in the Special Economic Zone (SEZ) at Jamnagar in Gujarat. This global sized, highly complex refinery will be located adjacent to our existing refinery and petrochemicals complex, amongst the largest and most efficient in the world, thus creating significant synergies.

RPL will be the sixth largest refinery in the world with an annual crude processing capacity of 580,000 barrels per stream day (BPSD). It will have a complexity of 14.0 - using the Nelson Complexity Index - ranking it amongst the highest in the sector. The polypropylene plant will have a capacity to produce 0.9 million tonnes per annum.

The refinery project is being implemented at a capital cost of Rs. 27,000 crore (US$ 6 billion) that is being funded through a mix of equity and debt. This represents a capital cost of about US$ 10,000 per barrel per day and compares very favourably with the average capital cost of new refineries announced in recent years. The International Energy Agency (IEA) estimates the average capital cost of the new refinery in the OECD nations to be in the region of US$ 15,000 - 20,000 per barrel per day. The low capital cost of RPL becomes even more attractive when adjusted for the high complexity of the refinery. RPL's low capital cost is a result of the benefits of 'intelligent repeat' of design and engineering aspects of our existing refinery, proactive procurement strategy and faster implementation of the refinery project. This is expected to provide sustainable competitive advantages in the market place and will enable RPL to deliver superior value in the coming years.

RPL has embarked on an aggressive implementation plan and is targeting to complete the project within a short span of about 3 years.

Project progress review

During the year, RPL secured all the relevant approvals required for implementation of the refinery project including SEZ approvals and notification of the refinery project as a unit in the Jamnagar Special Economic Zone. On the engineering front, significant progress has been made during the year. While the basic engineering work was being completed, over 80% of the detailed engineering work was also completed. Over 93% of the estimated scope of drawings for the concrete work and underground piping activities was released to the site and the development of structural steel drawings was about 70% at the end of the fiscal year. Over 7,500 engineers have been commissioned across the globe at several interconnected locations to deliver world-class engineering output for the project. As a part of the efforts to reduce construction interferences and minimum rework at site, RPL embarked on a massive 3D site modeling effort which is nearing completion and is expected to yield significant benefits in the coming year.

On the procurement front, the achievements are equally remarkable. During the year, RPL successfully concluded procurement and contracting activities for all long-lead and critical equipment with their deliveries having commenced at site. In fact, equipment installations are also in progress and have resulted in a dramatic change in the skyline of the project site. A considerable part of other procurement and contracting activities have also been concluded. Simultaneously, the company also made significant progress on the procurement of bulk materials required for the project. Over 80% of the structural steel and considerable part of piping material have been delivered to the site and the procurement of other project bulks such as, electrical instrumentation, etc. have been ensured to meet project requirements. Hence the emphasis has now shifted towards vendor monitoring to ensure compliance with quality and delivery commitments.

Reflecting the success of a concerted implementation effort, the project transitioned successfully from its engineering and procurement phase to the construction phase. This was a remarkable achievement for a project of this magnitude since the transition came about within a year of the project commencement. So far, over 1.3 million cubic meters of concreting work has been completed and has gained considerable momentum in recent months.

Along with the civil construction activities, rapid progress has been made for piping and equipment and front generation during the year. Nearly 40,000 tonnes of structural steel fabrication, 75% of tankage fabrication, and 30% of pipe fabrication and pipe erection work has also been completed. Overall, the project has achieved and maintained a significant progress trend throughout the year. With a cumulative progress of over 65% being achieved, there is greater confidence on sustaining the momentum and commissioning of the project by December 2008. The timely completion of the refinery project will enable the company to benefit from an early mover advantage and reap the benefits of the emerging opportunities in the sector thereby creating superior value for its stakeholders.

Reliance Retail

The global Retail scenario

The US$ 9 trillion Retail industry is one of the world's largest industries and still growing. 47 of the Global Fortune 500 companies & 25 of Asia's Top 200 companies are retailers. Even as the developing countries are making rapid strides in this industry, organized Retail is currently dominated by the developed countries with the USA, EU & Japan constituting 80% of world Retail sales.

Retail is a significant contributor to the overall economic activity the world over: the total Retail share in the World GDP is 27% while in the USA it accounts for 22% of the GDP. The share of organized Retail in the developing markets ranges between 20% to 55%.

Traditionally, local players tend to dominate in their home markets. Wal-Mart, the world's leading retailer, has about 8% of the US$ 2,350 billion market in the USA. Similarly, Tesco has a market share of about 13% in the US$ 406 billion UK market.

The main value propositions that most large retailers use a are a combination of low price, 'all-under-one-roof' convenience and 'neighborhood' availability.

The Retail industry in India

India has emerged as the most attractive retail market three years in a row (source: Global Retailer Development Index, AT Kearney). The Indian Retail industry is a US$ 270 billion industry and is growing at over 13% per annum. Only about 4.6% (US$12.42 billion) of the industry is organised. If this share increases to 10% by 2011, the size of organised retailing could touch US$ 55 billion – a CAGR of over 35%.

At the centre of India's booming economy are the top six cities of Mumbai, Delhi, Chennai, Kolkata, Bangalore and Hyderabad representing 6% of the population yet contributing 14% of the GDP. Also notable is the fact that 85% of India's urban Retail market is concentrated in the country's eight large cities.

The local Indian Retail scenario includes approximately 12 million 'Mom and Pop' outlets of which only 4% are larger than 500 sq. ft. in size. The per capita Retail space in India is among the lowest in the world: 2 sq. ft. per person as compared to 16 sq. ft. per person in the USA.

The supply-chain segment in India currently suffers from severe inefficiencies with cumulative wastages estimated to be about US$ 11 billion or 9.8% of the agriculture component of the GDP. Low growth in the Agricultural sector over the past few years has been the result of a gradual decline in the government's capital spending on the sector that has come down to 0.5% of the GDP in FY2006 from 1.2% in FY1982.

The Purchasing Power in India is low – the average spending per month on FMCG goods, for example, is US$ 50 as compared to US$ 107 in China and US$ 390 in Hong Kong.

The least organised segments in Indian Retail are Food & grocery (1%), Jewellery (2%) and Health & beauty (2%). Most of the organised retail is prevalent in categories like Apparel, Footwear, Watches, etc.

Favourable Indian demographics

India is the second most populous market in the world with a population of 1.03 billion. It is also among the youngest markets, with a median age of the population at 24 years. India has the largest middle-class population at 300 million and 85% of the total population is below the age of 45 (high spending community). With the rise in the per capita disposable income, higher purchasing power and greater access to consumer finance has come higher aspirations for branded products.

The private consumption is currently at 64% of India's GDP - higher than that of countries like Europe (58%), Japan (55%) and China (42%).

Retail in India currently provides employment to 15% of the population. The total population is expected to grow by around 1.2% annually with the youth population expected to grow at the same rate. India will have one of the youngest populations in the world by 2020. India's urban population is fast-growing at 2.3% per year and is projected to increase from 28% to 40% of the total population by 2020.

Gen X-consumers are increasingly attaching importance to quality and are much more brand conscious than ever before. They are keen to upgrade to new technologies and products and do so more frequently leading to higher disposal rates in products.

Transitioning segmental and income demographics with booming middle class households armed with greater disposable incomes currently comprise 8% of the total number of households. This figure is expected to increase to 13% by 2010 growing annually at around 15%. Disposable incomes too are expected to rise at an average of 8.5% p.a. till 2015.

The average age of home owners has come down from over 40 years a few decades ago to under 28 years. The estimated number of new home constructions is 4.5 million p.a. over the next decade.

The organised Retail trade will not only benefit productivity through supply-chain enhancements and increased efficiencies in the system but will induce lower inflation due to the increased productivity that will be shared with the consumers (lower end-product prices).

Reliance Retail – an overview

With its foray into organised Retail, Reliance aims to forge strong and enduring bonds with millions of farmers in India and take its relationship with end-consumers to a new level. Reliance Retail will create a virtuous circle of prosperity by creating win-win partnership for farmers, small shopkeepers and consumers. This idea has been evolved based on the new paradigm in the area of the consumption of products and services in India.

Reliance will expend over Rs. 25,000 crores (US$ 5.6 billion) over the next few years in building a state-of-the-art retail infrastructure in India. It will follow a multi-format strategy by opening up hypermarkets, supermarkets, seamless malls/ department stores, convenience stores and other Specialty stores across India in over 1500 towns and cities. Through this effort, Reliance Retail will create over 500,000 jobs through direct employment and over a million through indirect employment.

We are poised to unfold a new and expansive chapter in India's growth story.

Performance review FY 2006-07

Reliance Retail entered the organised Retail market in India with the launch of its convenience store format under the brand name of 'Reliance Fresh'. Since the launch of the first Reliance Fresh store in November 2006 in Hyderabad, the network has expanded to 96 stores at the end of FY 2006-07 covering locations like Jaipur, Chennai, NCR, Guntur, Vijayawada and Visakhapatnam.

During this year, we also launched our B2B operations called Ranger Farms to cater to small retailers in Hyderabad. We also introduced our private label in the staples category under the 'Reliance Select' brand name. Reliance Retail also started its loyalty programme for customers by introducing the 'RelianceOne' membership card from the first day of operations in Hyderabad. Within five months of operations, the loyalty programme has over one million members enrolled and is growing at a rapid rate.

This year also witnessed the launch of our first consumer durables and IT pilot specialty store branded as 'Reliance Digital' at the Shipra Mall in Faridabad. Reliance Digital aspires to be a one stop solution provider for all technology requirement with a wide array of brands and products covering consumer electronics, home appliances, information technology and telecommunication.

Reliance Retail also launched its much awaited and India's largest hypermarket under the brand name of "RelianceMart" at Iskon Mall in Ahmedabad in August 2007. Spread over 165,000 sq. ft. of shopping area, RelianceMart carries a range of over 95,000 products across categories ranging from fresh produce, food & grocery, home care products, apparel and accessories, non-food FMCG products, consumer durables and IT, automotive accessories, lifestyle products, footwear and more. The store also offers some unique services to the shoppers like tailoring, shoe repair, watch repair, a photo shop, gifting services and laundary services all within the store.

The store network continues to expand at a rapid pace. Currently, there are over 300 Reliance Fresh Stores covering more than 30 towns and cities in 12 States.

Our focus this year will be on the rapid roll-out of Reliance Fresh and hypermarkets in various parts of the country. Apart from these formats, we will also open newer formats in select cities and towns.

Energy Conservation

Energy conservation is one of our key focus areas. A number of best practices, studies and improvement projects have been implemented in past six years that have made our Jamnagar refinery a "Pacesetting Refinery" in the world. We regularly benchmark our energy consumption levels with global standards, and consistently work towards improving efficiencies further.

The energy consumption of all our manufacturing units and utility blocks are monitored constantly and corrective steps are immediately taken to utilise the energy in the most optimal manner. All units utilise energy resources in a responsible and efficient manner with a focus on productivity improvement measures that result in the reduction of energy consumption.

The extensive energy saving efforts at Jamnagar brought down Energy Indices resulting in fuel savings during the year 2006-07.

For a greater emphasis on energy conservation, our Energy Policy has been revised during the year. A detailed review is made on a continuous basis by the Management with a focus on energy conservation and extensive monitoring is also being done by the Energy Cell with the help of automation making ours a model refinery in the world.

The operation of our Captive Power Plants at Vadodara, Nagothane and Gandhar are benchmarked on a monthly basis with a view to making continuous improvements in the efficiency.

Besides energy conservation, we are also looking at the opportunities of utilising the energy conservation efforts by way of Clean Development Mechanism (CDM), an initiative proposed by United Nations (UN) under the Kyoto Protocol.

We have registered 5 CDM Projects with UNFCC and additional 5 projects are under various stages of validation for Registration. These CDM projects have a revenue potential of over Rs. 30 crore per annum.

We are also documenting the following projects for CDM benefits:

- Biomass to Biogas to combined Heat and Power
- Power Plants using Natural Gas in SEZ
- Coal Bed Methane Project.

Research & Development

Research and Development (R&D) is an integral part of our strategy for achieving growth and business profitability and sustainability. During the year, the development of advanced technologies in strategic business units and new product/ application development through innovative approaches scaled new heights alongside de-bottlenecking of manufacturing plants for higher productivity & performance at reduced costs.

Polymer Research and Technology Centre (PRTC)

One of the most significant developments this year has been the establishment of the Polymer Research & Technology Centre (PRTC) in Mumbai as an R&D centre of excellence for the polymer business. The primary objective of PRTC is to pursue innovative research in polymeric and hybrid materials and to continue developing polymer applications and technologies for the benefit of customers. Intellectual property creation and knowledge management also form a core objective of PRTC.

PRTC's focus this year has been in the areas of polyolefin catalysts, polymers and allied chemicals. This includes the development of new hybrid materials, new grades and new applications. Following the successful commercialisation of our indigenously developed Polypropylene (PP) catalyst, RELCAT™, we have now commercialised RELDONOR technology for high performance PP grades suitable for meeting the requirements of high speed processing lines. This achievement has put us on a global platform in PP catalyst technology.

Some of the other successful initiatives from PRTC during the year include:

- Morphology controlled catalyst for specialty PP
- Donor technology for manufacture of PP grades for BOPP, IM, Raffia
- A new, energy efficient process for Ultra-high molecular weight PE
- High pressure (PE-80) pipe grade polyethylene
- PP nano-composites for next generation packaging, thermoforming and moulding applications
- Impact modified PP for collapsible crates
- New PP grades for 2 and 4 wheelers in the automotive sector
- Clarified PP grades for house-ware and medical applications

PRTC was also engaged in two projects in the areas of cost-effective, proto-moulded domes for gobar gas plants and artificial prostheses for the physically challenged as part of our Corporate Social Responsibility (CSR) initiative.

Reliance Technology Centre (RTC)

Located in Patalganga, RTC's key focus is in the area of product and process innovation for the polyester business. During the year, several new products and processes were developed right from lab scale to commercial production for the staple fibers, filament yarn and PET resin businesses. Commercialisation support for the production of novel bi-component products on the new "bico" production machine was one of the major activities. These products include:

- ➢ Recron 'Stretch' high bulk, self-crimping filament yarns for comfort stretch in fabrics
- ➢ Recron 'Micrelle' ultra micro-denier (< 0.2 dpf) filament yarns for improved comfort & tactile aesthetics
- ➢ Recron 'Polylon' for nylon replacement

RTC's other activities include:

- Process studies and scale-up to 3 tonnes for commercial production of RIL's proprietary, easy soluble 'sea' polymer, for the 'Islands-In-Sea' ultra micro-denier filaments
- Development and commercialisation of low abrasion delustrant jointly with 'Sachtleben' for full dull POY and FDY
- Novel finish development and field demonstration for good wet and dry dispersion of 'Recron 3S' short-cut polyester staple fibers for construction application

- Development of polyester staple fibers for superior moisture management towards improved comfort
- Transfer of novel NG-3 process solutions to Hazira plant aimed at improving process yield and product quality through reduction of oligomer volatilisation and dust generation
- Pilot scale demonstration of inherently colored 'Swarang' polyester filaments, a novel concept developed & demonstrated at laboratory scale in RTC.

Refining & Marketing Research & Technology Centre (RMRTC)

A major R&D initiative this year is the establishment of Refining & Marketing R&T Centre (RMRTC) at our Jamnagar refinery. Besides providing high level technical support to the existing and new refineries at Jamnagar, RMRTC is focused to be a world class R&T Centre for developing cutting edge refining and fuel technologies so as to provide competitive edge to our downstream petroleum business.

The first R&T project on Fluid Catalytic Cracking (FCC) is under execution at our new refinery in Jamnagar. The primary objective of the FCC R&T project is to enhance the propylene yield in our two FCC units. Some of the major facilities in the FCC project are: FCC pilot plant (1 b/d), catalyst evaluation units, catalyst preparation units and cold flow circulation unit. The project also includes creation of a specialised team on computational fluid dynamics (CFD), so that integrated solution comprising both catalyst and engineering may be provided by RMRTC. Most of the facilities including the pilot plant are expected to be operational by May 2008.

Some of the major activities pursued by RMRTC are:

- Creation of FCC R&T facilities and infrastructure.
- Joint R&D work currently in progress with BASF (supplier of current FCC catalyst/additive) to develop new catalyst and additive formulations with high propylene yield.
- Increasing feed pre-heat temperature to raise reactor temperature in FCC without violating coke burning limits – further work-in-progress.
- Explored ways to enhance VGO availability to FCC – new 70 kbpsd Solvent Deasphalting plant recommended – currently being considered under DTA modernisation plan.
- Possibility of Anode coke production from low value FCC bottom – new Coker-3 unit is being planned jointly with ConocoPhilips.
- Long term collaboration being explored with technology majors such as UOP and Chevron.

The overall plan of RMRTC covers other areas as well e.g. coker, hydroprocessing, aromatics, separation process, catalyst development, simulation, fuel technology, bio-refining and analytical science, etc. which will be built in a phased manner over a period of next four to five years and planned to be located at Jamnagar SEZ area.

Other initiatives by R&D

In the area of polyester intermediates, polyester . ıicals, elastomers and cracker products, the following · nitiatives were undertaken:

- Development of catalyst for purification o. ;en
- New generation of butene-1 catalyst
- Innovative process for the recovery of fuel oil
- Adsorptive process for recovery of propylene for PP plant off-gas
- Increase in ethylene and propylene yields in thermal cracking of naphtha
- New generation dehydrogenation catalysts
- Non-HF catalyst & process for production of LAB
- Development of new processes to extract premium quality TiO_2 from polluting solid waste
- Process for removal of Cyanide from waste water streams in the DSAF plant

We continue to participate in various collaborative projects in India and overseas. Research Alliance Agreements have been signed with various entities like the IITs (Mumbai, Delhi & Chennai), NCL, V-Life Sciences (Pune), UICT (Mumbai), Stanford University (USA), and Nova Chemicals (Canada) to pursue basic research and technological developments in the areas of nano-composites, polymer processing, next generation packaging materials, high value chemicals, biodegradable polymers, polymer additives, etc. Our partnership with CSIR under the New Millennium India Technology Initiatives (NMITLI) continues to gather momentum.

A measure of success of the R&D initiatives is the number of patents granted. During the financial year under review, we have been granted the following patents:

- A process for the preparation of a lower alpha-alkene polymerisation heterogeneous solid catalyst
- Modified metallo-silicate catalyst composite, and the process and use thereof in hydrocarbon conversion
- High Performance polyolefin blend for industrial pallets and other articles as well as a process for preparation thereof
- A process and device for selective recovery of cobalt and manganese catalyst from purge stream in the m: nufacture of poly-carboxylic acid.

Quality

Our focus on global quality standards remained extremely high and resulted in several significant outcomes:

- RIL Jamnagar was conferred 48 Golden C. , es by Shell Global Services as part of their *Internation. .imarking Protocol for Excellence in Reliability in Produc.*

- Shell has rated the RIL Hazira MEG laboratory best among facilities of its type across Europe and USA.
- We successfully developed drilling fluid for Oil and Gas exploration on an experimental basis.
- As part of the ISO 22000 implementation, a Food Safety Management System was put into place for all packing grade polymers.

Quality Management Systems

- An International Quality Benchmarking System is well in place in all our laboratories which assures best QMS for our entire product profile.
- Employee participation in quality initiatives through Quality Circles has won several national awards.
- Six Sigma initiatives have contributed to better quality, cost savings and customer satisfaction across all our sites.
- Quality Loss Index – a statistical tool to enhance performance and productivity is in practice in all our labs.
- Electronic Data Management System – A web based LIMS (Laboratory Information Management System) with process QMI (Quality Measuring Instruments) interlink is in place and operational.

The most advanced techniques and methods are followed by our analytical laboratories to provide reliable services. The in-house developed online Laboratory Information Management System (LIMS) is used extensively at all locations as part of the Quality Management System.

Human Resource Development

We strongly believe that it is "*the people of Reliance*" who make "*the difference*." Hence, every employee is encouraged to optimise his/her full potential by availing of opportunities that exist across multiple functions, disciplines as well as geographies.

Over a period of time, we have built and nurtured a workforce of over 24,000 people that includes over 8,800 Engineers, 2,500 Management Graduates, more than 200 PhDs., 1000 plus Accountants and 1000 plus other professionals. Having a diverse Business portfolio spanning not only multiple industries but also different countries, each of our businesses requires unique skill sets. We therefore offer our employees an excellent platform to learn, grow and excel in myriad fields of expertise. The efficiency of our human capital therefore, is consistent and reinforces our competitive edge.

In keeping with this belief, our new recruits are given an accelerated training through a unique initiative called "Dronacharya Scheme". The scheme has been launched at Jamnagar under which our senior personnel (Dronacharya) take charge of 2-3 youngsters each (the Arjunas) and vow to mentor them for independent positions in 3-6 months. Initial results have been extremely encouraging and the scheme is likely to be replicated at all other locations. Over 1500 young people have been recruited from different industries in the past year and are being trained to meet our expansion plans.

Training plays a vital role in enhancing the efficiency, productivity and performance of all our employees. The programs are so effective that Reliance executives have the ability to execute world-class projects in record time. Over 68,600 man-days of training are undertaken to groom people both in personal as well as professional capabilities. An in-house training program focused on competency in finance and accounts develops graduates to take up higher responsibilities in the finance and accounts function. To train and upgrade managers keeping in view the demands of a global marketplace, we are introducing a customised management program that trains managers in marketing and other communication skills. We also have an advanced management program in collaboration with an international management institute for our senior managers.

In order to improve professional excellence as well as develop all-round management skills of our employees, we have developed strong associations with several reputed institutions. We have sponsored a number of engineers in a customised management course: MPRE (Management Program for Reliance Engineers) at IIM Bangalore and several science graduates for a Reliance Certified Engineering course with IIT Mumbai. We also conduct special Manufacturing Programs for our senior executives in association with leading global consultants.

We believe in sharing our success with our employees. In keeping with this belief, an Employee Stock Options Scheme (ESOS) has been implemented offering eligible employees the option to purchase RIL shares. The options currently granted, when exercised, could lead to the issue of 2,87,28,000 shares representing about 2% of the present equity capital. This scheme was made available to over 14,000 employees making the RIL ESOS one of the widest programs in the Indian corporate sector.

We have also launched a unique initiative to encourage the spouses of employees to also work with us. The wives of employees are being trained to take up jobs – full time, part time or on call – at Reliance Retail outlets in different cities. The experimental launch in Gujarat has been successful with about 400 housewives participating. This initiative is being undertaken at other locations with particular focus on cities that have a lot of employees who have migrated from all over the country.

Voluntary Separation Scheme and Special Separation Scheme were declared for the Vadodara complex in March 2007 which was opted for by 2,600 employees.

Awards & Recognition

We have merited a series of awards and recognitions for excellence across various facets of our businesses and activities:

- CNBC-TV 18's India Leadership Awards – the newly instituted award 'Hall of Fame' - given to Shri Dhirubhai Ambani
- The first NDTV Profit Global Indian Leader award to Shri Mukesh Ambani presented by Hon'ble Prime Minister Manmohan Singh

- The Economic Times' Business Leader of the year award to Shri Mukesh Ambani received at the hands of Prime Minister Shri Manmohan Singh
- The United States India Business Council honoured Shri Mukesh Ambani in Washington at USIBC's 32nd Anniversary Leadership Award for "Global Vision" in April 2007.

Corporate Ranking and Ratings:

- We featured in the Fortune Global 500 list of 'World's Largest Corporations' for the fourth consecutive year
  - Ranked 269th in 2007 having moved up 73 places from last year.
  - Featured as one of the world's Top 200 companies in terms of Profits.
  - Among the top 25 climbers for two years in a row.
  - Featured among top 50 companies with the biggest increase in Revenues.
- We ranked 182nd in the FT Global 500 (up from previous year's 284th rank).
- Our maiden CSR (2004-05) report was the first Corporate Sustainability Report from the Indian Oil & Gas sector. Further, this report obtained "in-accordance" 2002-guidelines status from the Global Reporting Initiative (GRI) - the official collaborating centre of the United Nations Environment Programme (UNEP)
- Our second Corporate Sustainability report - 'CSR 2005-06' based on the new set of Sustainability Reporting Guidelines: G-3 Guidelines, has achieved yet another unique feat. This report has been rated as "GRI Checked A+ level" by GRI – the only one in India with this rating.

Health, Safety and Environment:

- The Hindustan Lever Award for the best paper at the Annual Conference on Occupational Health - 'CASHe, a tool for primary prevention of occupational health problems in industry' – Patalganga.
- The first prize in the Good House Keeping contest for 2006-07 (the Fertilisers & Petrochemicals category) organised by the Baroda Productivity Council for the third time in recognition of efforts highlighting the important role of good housekeeping in stepping up productivity - Jamnagar.
- Certificate of Appreciation by the Gujarat Safety Council for the year 2005 - in Gr. A; Category - II (Petrochemicals & Fertilisers) for achieving one million man hours without any (major) accidents – Vadodara.
- The National Safety Award-2004 for the fourth consecutive time from the British Safety Council, UK for reduction in accident/incident rate – Vadodara.
- The IMC RBNQA Award given by the IMC Ramakrishna Bajaj National Quality Trust – Hoshiarpur.

Training and Development:

- The American Society for Training & Development (ASTD) award for the Best Organisation for enterprise-wide success as a result of employee learning and development - Patalganga.
- The ASTD citation for 'Excellence in Practice' in organisational learning & development – Patalganga
- The Golden Peacock National Training Award for excellence in learning and development practices - Patalganga.

Energy Conservation:

- The award for excellence in Energy Conservation and Management from Maharashtra State Electricity Commission – Patalganga.
- The ICMA Award for Excellence in Energy Conservation & Management in recognition of our achievement in Energy Conservation & Management for the year 2004-2005 – received in 2006-07 - Jamnagar.
- The National Energy Conservation Award 2006 (Refineries Sector) presented by the Ministry of Power (Bureau of Energy Efficiency) for the third successive year based on performance in terms of specific energy consumption and efforts towards energy conservation - Jamnagar.
- The National Award for Excellence in Energy Management 2006 by CII – Gandhar.
- The National Award for Excellence in Water Management 2006 by CII – Gandhar.
- The National Energy Conservation Awards-2006 by the Ministry of Power, Government of India - Gandhar.
- The Confederation of Indian Industry (CII) Award for Excellence in Energy Management – Jamnagar.
- The Centre for High Technology (CHT) Award for the Best Performance in Furnace/Boiler Efficiency based on performance with respect to overall furnace / boiler efficiency - Jamnagar.
- The National Energy Conservation Award (Second Rank) for 2006 from the Ministry of Power for efforts in energy conservation for the seventh time – Vadodara.

Quality:

- The Gold at the 21st International Team Excellence Competition organised by the American Society for Quality (ASQ). Ours is the only company from India in the twenty-one year history of the awards to have participated in the competition and won the Gold award – Hazira.

- The Commendation Certificate under the Ramakrishna Bajaj National Quality Award -2006 – Nagothane.
- The International Annual Six Sigma Excellence Award in the category of 'Best Defect Elimination in Manufacturing' for the "Polyester Fiberfill Production Cost Reduction" Project – Hazira
- The Strong Commitment to Excel Award by CII EXIM Bank – Hazira
- The Visionary Inventor of Year 2006 Award for the Patent entitled from Mark Patent Organisation of India for High Performance Polyolefin Compound for Industrial Pallet – Vadodara.

Technology, Patents and R&D:

- The D.M. Trivedi Award from the Indian Chemical Manufacturing Association (ICMA) for introducing advancement in technology for Anaerobic Process Stabilisation & Optimisation at the Energy Centre - Patalganga.
- The Indian Institute of Chemical Engineers Award for Excellence in Product/Process for the development of Butene-1 Catalyst and Commercialisation – Vadodara.
- The Spheripol Process Operability Award 2005 instituted by Basell Technology Transfer in recognition of the plant's highest operability rates in the region with an on-stream factor of 99.75% - Nagothane.

Information Technology:

- Best IT Implementation Award, in April 2006, from the Computer Society of India for implementing innovative and customer-centric solutions for petro retail business.
- Best IT Implementation Awards 2006 instituted by PCQUEST for implementing the largest B2B eCommerce Portal in India with more than Rs. 25,000 crore business.
- CIOL Gold CIO Award for 2006 for the best IT practices in any organisation in India in August 2006.
- CIO 100 India Award for two consecutive years - 2006 & 2007 for two and three IT Heads respectively judged amongst the top 100 CIOs in India.
- Technology Senate Enterprise Intelligence Award 2006 for implementing solutions like eCommerce, KMS and several other innovative solutions judged the best in India.
- CIO of the Year Award for the best IT enabled organisation in India from IT People.
- Ones to Watch - CIO - USA and CIO-India award. In May 2007, we figured among the top 20 organisations fostering excellence in IT team.
- Skoch Challenger Award 2007, USA for the best IT Head of the year for 2007 for managing the most IT enabled organisation in India.
- CTO Forum Hall of Fame Award in August 2007 - first ever Hall of fame award for the best CIOs in India to the CIOs for not only providing service to their organisations but serving as idols to upcoming technology leaders in India.
- Best IT Implementation Award 2007 for our Knowledge Management Systems portal (KMS) awarded the best IT implementation of the year by PC Quest.
- CIO Excellence Award-2007, Chemical Industry Information Technology Forum, Chemical Week, Florida, US, given to the CIO for exemplary Information Technology implementation amongst global chemical companies.

Social Initiatives:

- The UNAIDS Civil Society Awards 2006 in recognition of our outstanding commitment and support to the national fight against HIV and AIDS. We were accorded this year's award for our workplace policy on HIV/AIDS and proactive support for our employees and communities in terms of life-skill development and HIV/AIDS information resilience.
- The prestigious TERI Corporate Award for Business Response to HIV/ AIDS 2007 in the Corporate Category III (for companies with turnover above Rs. 500 crore per annum) for our unique initiatives undertaken to combat HIV/AIDS infections, our Business Response for HIV/AIDS intervention in the Indian industry. This award, instituted by TERI in collaboration with GTZ (German Technical Co-operation) was based on a nationwide selection process conducted by a eleven-member jury panel chaired by Justice J. S. Verma, former Chief Justice of India.
- The World Bank published our HIV/AIDS initiatives as a case study in the *"Corporate Responses to HIV/ AIDS, case studies from India"*.

Report on Corporate Social Responsibility

Health

Prevention through awareness

We implement comprehensive preventive and promotive health care programmes at all our sites. Well-equipped occupational health centers carry out regular pre-employment and periodic medical examinations as also other preventive programmes. Occupational health activities include creating awareness, undertaking environmental and biological monitoring, implementing health risk audits, making occupational hazard assessments, etc.

The medical data is analyzed periodically and is used to direct interventions at individual or group levels. The interventions include lectures, workshops and exhibitions addressing various lifestyle diseases like hypertension, heart disease and diabetes.

Reducing occupational hazards

Awareness programmes complemented by environmental and biological monitoring programmes impact a reduction in morbidity related to occupational hazards. We had introduced the Change Agents for Safety & Health (CASH) initiative four years back which has today taken firm root and has spread across all our sites. The objective of the initiative is to bring about a positive change and a continual improvement in occupational health practices at the workplace. This has been achieved to a great extent and continuing efforts have helped induce attitudinal and behavioural changes among the workforce.

All our sites are active in providing facilities for addressing community health issues around all our premises. Community medical centers cater to preventive and curative health care services to the population at large. They also participate in and implement national programs in the health care sector.

Comprehensive diagnostic and curative services

The HIV/AIDS and DOTs Center at Hazira is providing yeomen service to patients suffering from TB and HIV. This center, a unique Public Private Partnership (PPP) effort, provides diagnostic, monitoring and curative services to patients. Comprehensive care is extended through interventions like counseling, education, training, social and nutritional support. The center also interacts with the vulnerable population like contract labourers and truck drivers as well as with the small and medium scale industries around Hazira. We are also replicating this successful model at Jamnagar and Patalganga.

Primary mobile health care

We have initiated primary health care facilities at Gadimoga village for the community around our oil and gas project in KG basin near Kakinada in Andhra Pradesh. Mobile healthcare outreach vans have also been commissioned for the Special Economic Zone (SEZs) that is being developed in Haryana. These facilities cater to the preventive and curative medical needs of the population.

Mobile dispensaries

A full-fledged medical center at Moti Khavdi and a mobile dispensary have been sponsored by us to cater to the community's medical needs. Free medicines and ambulance services are part of this work. At the time of viral fever and malaria out-breaks, a mobile medical van with doctors and free medicines was sent to Sikka town and about 5,000 people were administered medical care. We have also appointed a visiting consultant for Padana's Public Health Centre.

We continued being part of welfare activities through donations and contributions for various activities including the 'Paryavaran Mitra', police welfare fund, consumer education and research center, Akashvani sports recreation activities, Gujarat Women Action group, Narmada Yojana, Oswal Education Trust, setting up of libraries in different talukas of Sabarkantha, Gujarat Cricket Association, etc.

Jamnagar comprises a large migrant population largely due to the SEZ activities in recent times. A Community Medical Center, run at Moti Khavdi village since 1995 is the focal centre for community health programmes. Apart from various Reproductive & Child Health (RCH) services being rendered regularly, a "Health on Wheels" – mobile dispensary van provides medical services to nearby interior villages. At the center, round-the-clock free medical services are made available. Last year over 1,40,000 patients benefited from this activity and a total of 7,912 mothers and children availed the RCH services. A multi-diagnostic camp was organised where patients were examined and treated by specialist doctors free of cost.

Caring for migrant workers

As an outcome of massive construction activity that is underway, substantial labour force will be present at our sites at all times. Keeping this in mind, we have constructed residential complexes, provide round-the-clock medical facilities and have instituted a crèche for migrant workers.

The Dhirubhai Ambani Hospital at Lodhivali, Raigad extends prompt and specialised services to the Mumbai-Pune highway accident victims. Trauma patients are provided free life saving treatment. Besides hospitalisation, it provides subsidised treatment to the lower income group patients and senior citizens.

Additional activities during the year included an anti-natal camp for women, programmes on 'Medico-Legal aspects' and 'Patient satisfaction in Medical practice' for doctors in the surrounding areas and continuing medical education program on the various risk factors and lifestyle changes. A total of 1,596 patients were treated under different charity schemes such as Land affected/ Adopted villages, Mitra Parivar, Senior citizens, poor patients, etc.

Community health & safety

Various activities were taken up by our Occupational Health Center (OHC) as part of the community health activity. Several blood donation camps were also organised. Thirteen awareness programmes on 'Prevention of HIV/AIDS' were conducted for tanker drivers and cleaners. Nine health awareness programmes on 'Noise Pollution', 'Hazards of Substance Abuse, 'Prevention of HIV/AIDS' and 'First Aid' were conducted for students in the nearby schools in the Patalganga/Mohopada area. Eleven programs on 'Occupational Health Awareness & Chemical Hazards', 'Occupational Health Hazards & their Prevention', 'Occupational Health - Past, Present & Future', 'Occupational Safety & Health at Workplace', 'CASHe - Improving Occupational Health at Workplace', 'Prevention of Life Style Related Diseases', 'Prevention of Heart Diseases' and 'Importance of Medical Check ups' were conducted in the nearby industries.

On December 28, 2006, over 40,000 villagers and other stakeholders located near our Gandhar Complex, Gujarat State, got a unique 'Gift of Life' from this manufacturing facility. In a unique public-private partnership initiative, Gandhar Complex in partnership with the State Government of Gujarat adopted the existing Public Health Centre (PHC). This is the only nearest public health centre located in this vicinity. The other nearest one is at least 50 kms. away, located at District Bharuch.

Safety

The HSE committee of Directors has identified several areas of safety for our management to focus on. The Centre for HSE Excellence, under the guidance of the HSE committee of Directors, has been working towards guiding the organisation from best to excellent in HSE management. We have been active in maintaining all our businesses at best standards in the field of Health, Safety and Environment.

Construction Safety, Process Safety and Behavioural issues were the major areas focused upon. The thrust has been on creating corporate guidelines, providing training to site personnel on these corporate guidelines and auditing the sites to help ensure compliance. This has helped us to further improve our safety performance.

The construction of the RPL refinery at Jamnagar is progressing with a very high focus on the safety of the workers. This has helped us achieve an injury rate even below some international statistics.

We have undertaken Process Safety Reviews of some of the plants through process licensors in order to ensure that the plants remain at par with the World's Best Technology in terms of Process Safety.

DuPont safety resources have completed an asset Integrity Study at our Vadodara complex and have also undertaken process safety management training. Plans are also afoot to continue this work at Vadodara.

Through the development of the Centre for HSE Excellence, we are poised to take our various businesses such as oil and gas, gas pipeline, supply and distribution of petroleum products, and retail to world-class levels in Safety Management.

Environment

Environmental & Safety aspects have become a way of life for us. A clean environment at the workplace and surroundings is our main focus and objective for sustainable development and business growth. As a policy and system, environmental requirements are integrated into each stage of development of a project – planning, design, construction, operation and maintenance. Structured environmental monitoring, audits and management systems ensure compliance to the Environmental Protection laws of the land. This is carried out by a dedicated Environment Health and Safety (EH&S) Group reporting directly to the Chief Executive at each manufacturing complex.

Community environmental initiatives

Our Exploration & Production (E&P) division is involved in the fast-track development of the KG-D6 offshore block off AP coast. To enhance the biodiversity around the proposed onshore facilities in east Godavari district, we have planted mangrove saplings in association with the MS Swaminathan Foundation. Saplings have also been planted adjacent to the onshore terminal location around other project sites and yards.

To study sensitive locations along and off the east coast, we are funding a research project by M/s. Wildlife Institute of India on satellite tracking of Olive Ridley turtles in the Bay of Bengal in association with other upstream operators.

We have been providing drinking water, medical facilities with free medicines, educational and calamity assistance to local villagers.

Our Jamnagar Refinery Complex has integrated Environmental Management System (EMS) of the Refinery and Marine Facility into a single EMS for the entire Complex which has been upgraded under ISO 14001:2004 in 2006 by LRQA.

Resource conservation and environment friendly disposal systems

As part of conservation measures at our Jamnagar Complex, brine discharge to the sea has been reduced by re-routing the air compressor cooling water to the desalination plant. For the efficient disposal of oily rags and other oily wastes, an incinerator plant with pollution control facilities like venturi caustic scrubber and droplet separator/demister has been commissioned and operational at the site. To further improve the efficiency of the Effluent Treatment Plant (ETP), a cooling tower has been commissioned to maintain the effluent temperature close to ambient. An earthen mound has been made on the upwind side in Pet Coke Storage Area to minimise the coke dust fines that can be blown by wind.

Stringent monitoring processes

For the international funding of our new refinery at Jamnagar, Environmental Due Diligence was conducted by M/s. Nexant, UK. Export credit agencies like US Exim and SACE (Italy) have also conducted site visits in connection with Environment Due Diligence for RPL.

The EH&S Group has started environmental monitoring for the RPL construction activities by NEERI as per the Environmental Management Plan of EIA. We are also associated with NEERI for base-line monitoring and the Environmental Impact Assessment (EIA) study for the SEZ at Jamnagar. The Jamnagar Refinery Complex has integrated Environmental Management System (EMS) of the Refinery and Marine Facility into a single EMS for the entire Complex which has been upgraded under ISO 14001:2004 in 2006 by LRQA.

By virtue of our having adopted the treated effluent recycling scheme, the environment performance of the Hazira petrochemical complex has been recognised by the Gujarat Pollution Control Board (GPCB) and granted maximum water cess rebate. The third PTA effluent pre-treatment facility has been commissioned to produce biogas that is used as fuel in the newly commissioned bio-sludge dryer unit and polyester complex.

To minimise the disposal of wastes from the complex, efforts are made to utilise wastes (as fuel) in the cement kilns. The waste samples have been tested and were found suitable as fuel. A large size refrigerant vapor recovery unit has been purchased to sustain the 53% reduction in refrigerant (CFCs) consumption.

A 'waste-to-resource' philosophy

We practice the 'waste to resource' philosophy. The recovery of methane rich gas has brought value for contribution to the carbon credit projects through the Clean Development Mechanism (CDM). The switch to an energy efficient system of air supply is yet another carbon credit of value.

Patalganga facility continues to minimise waste disposal by reducing the volume of bio-sludge. This is achieved by installing a decanter to reduce the water content in the sludge. The newly installed ozonation system improves the treated effluent quality to be recycled as the cooling water make-up. An incinerator has been commissioned for certain PTA waste streams thereby minimising dumping on land. PG is playing a constructive role in improving the operations of PRIA CETP (Patalganga Rasayani Industrial Association Combined Effluent Treatment Plant) and has played a major role in proving PRIA CETP to be the best run CETP.

Hazardous waste is managed with the help of incinerators and the secured landfill site at our Vadodara complex built for the safe disposal of hazardous waste. The ISO-14001-2004 certification is also in place at all our three manufacturing locations and at the newly acquired sites. Our future plans include the introduction of Zero Garbage Scheme for solid waste disposal at Vadodara, Gandhar and polyester sites in line with the existing one at Nagothane.

CDM projects that reduce the greenhouse gas emissions have been identified and recommended for implementation under the United Nations Framework Convention on Climate Change (UNFCCC). CDM in particular, is expected to contribute to sustainable development, mitigate climate change and assist in compliance with our emission reduction commitments.

Environmental and Resource Conservation has become part of our culture which along with our association with the regulatory bodies and the community helps in our sustainable development

Social Responsibility and Community Development

Community education and enhancing youth employability

We work in earnest towards nation building. By providing an opportunity to college students to visit our plants, we ensure that they relate their theoretical inputs with industrial practice. We also provide opportunities to engineering students to undergo in-plant training/projects as part of their academic curriculum. Ongoing efforts are made to enhance the employability/skill development of local youth by giving them opportunities to work in operating plants to improve their job prospects. We also operate schools for employees' and the neighborhood children.

Promoting female education

As a part of the Government of Gujarat's drive to promote girl education, school kits were distributed to girl students in the surrounding 32 villages of Jamnagar and Lalpur talukas. This was done in tune with the state government's education department.

Rewards and Scholarship

Dhirubhai Ambani SSC – Merit Reward Scheme and Dhirubhai Ambani Undergraduate Scholarship Scheme

The Dhirubhai Ambani Foundation instituted SSC Merit Reward Scheme and the Undergraduate Scholarship Scheme in 1996. The objective of the schemes has been to encourage and assist district level meritorious students to pursue higher education in different vocations to help enhance the Human Resource potential of the country.

Both the schemes are currently applicable in the states of Maharashtra, Gujarat, Goa and the Union Territory of Daman, Diu, Dadra Nagar Haveli. The first three in overall merit and one physically challenged student securing the highest marks in each of the 64 districts at the annual SSC and HSC examinations of the State Boards, as well as the first ten CBSE students from Maharashtra and Gujarat and three from Goa, in the merit list of CBSE New Delhi, are eligible for the Rewards and Scholarship. The total number of eligible students for the Rewards and Scholarship has grown from 294 in 1996 to 624 in 2007.

The SSC Merit Reward consists of Rs. 3,000/- in cash and a bicycle. The physically challenged meritorious student is rewarded with Rs. 6,000/-. The Undergraduate Scholarship for Meritorious HSC students, payable each year till graduation ranges between Rs. 9,500/- to Rs. 31,500/- p.a. depending on the stream chosen by the scholar.

The Foundation informs eligible students of their selection for the Rewards/ Scholarship, on receipt of the district / state wise merit list from the respective Boards of Education who conduct class X and XII examinations. Annual public felicitation functions are held at the doorsteps of the meritorious students.

The Foundation has presented 5,344 SSC rewards and undergraduate scholarships during the past eleven years of which 581 have been presented to physically challenged students. 282 meritorious students received the SSC Merit Rewards during 2006 while 320 received the Scholarships at eight felicitation functions held in Maharashtra, four in Gujarat and one at Goa.

To offer equal opportunities to the physically challenged meritorious students, the Foundation has extended the Rewards and Scholarship Schemes for the first five physically challenged students from all the states and Union Territories of India that provide DAF the list of such meritorious students.

A total of 20 physically challenged meritorious students from the state of Rajasthan received the SSC Merit Rewards and the Undergraduate scholarships for the year 2005 and 2006.

Reliance Kargil Scholarship Scheme

As a tribute to the martyrs/disabled in the Kargil war in 1999, our employees contributed Rs. 1.55 crore to form a corpus fund for the welfare of the dependant children of the martyrs/disabled; 43 children of families of martyrs/disabled soldiers of the Kargil war received financial support for their education from Std. V to XII under the scheme during 2006.

Dhirubhai Ambani Scholars Scheme for meritorious children of Reliance shareholders

The Scheme was announced in 2003 as a one-time measure to commemorate the silver jubilee of our listing on the Bombay Stock Exchange. In the first year, 900 meritorious children of our shareholders received the scholarship. A total of 695 scholars having secured more than 60% mark at university examination of their undergraduate studies, continue to receive the scholarship for the third year for their education leading to a Degree/Diploma course. Of these, 593 scholars are pursuing degree courses in Engineering, Medicine and allied subjects while the rest 102 completed their degree courses in commerce, arts and law faculties.

The Dhirubhai Ambani International School

The Dhirubhai Ambani International School prepares students for the Indian Certificate of Secondary Education (ICSE), Cambridge University's International General Certificate of Secondary Education (IGCSE) and the International Baccalaureate Diploma (IB) examinations. Since 2006, the school's primary school program also stands enriched with its membership in the Cambridge International Primary Program (CIPP).

Beyond just a single-minded pursuit of academic excellence, the school strives for children's all-round development. It sees academic excellence as an outcome of what it does every day at the school. It continuously strives to synergize the creative and analytical skills of students, and follows a synthesis of internationally acclaimed educational practices with India's rich educational and cultural heritage.

The school has 1015 students and 170 teachers and staff. The faculty members come with rich experience in national and international curricula. In a fitting tribute to the school's mission of offering worldclass education, the school's students who took the ICSE, IGCSE and the IB examinations in 2007 have achieved extremely commendable results.

The 29 students from the school who appeared in the ICSE examinations held in March 2007 have achieved remarkable results. These students represent the second batch of ICSE Class 10 - the Class of 2007.

- 10 students scored above 90%;
- 9 students scored between 90 and 85%;
- 7 students scored between 85 and 80%;
- 3 students scored between 80 and 75%;
- The topper from the school scored 96.43%;
- The average score achieved by our students is 88%.


Dhirubhai Ambani International School
ICSE Class 10 Results - The Class of 2007
35
30
25
20
15
10
5
0
% of students
>90
85 to 90
80 to 85
80 to 75
% of marks

This commendable performance builds on what the first batch of our ICSE students - the Class of 2006, accomplished - an average score of 87%.

The IB Diploma Program is a rigorous two-year pre-university course and is well recognized by the world's leading universities. The IB offers its programs to approximately 554,000 students in 125 countries. Candidates can opt for either the IB Diploma or the IB Certificate. World-wide, typically 80% of the students are awarded the Diploma, and the rest of them the IB Certificate.

Of the 71 students of the Class of 2007, 66 received the Diploma, accounting for 93% of our students, and five finished with certificates, comprising 7% of the school's students; generally, world-wide 20% of the students finish with a certificate. The average Diploma score of this class is 35 (out of 45), against the world average of about 30 points. Seven students achieved scores of 40 or above, while 28 students achieved scores of 36 or above. In 24 out of the 27 subjects for which the candidates entered, the school is way ahead of the world averages.


Dhirubhai Ambani International School
IB Diploma Results - The Class of 2007
30
25
20
15
10
5
0
% of students
40 to 45
36 to 39
32 to 35
28 to 31
<28
Exam score (out of 45)


Dhirubhai Ambani International School
IGCSE Class 10 Results - The Class of 2007
60
50
40
30
20
10
0
% of grades achieved
A*
A
B
C
<C
Grades
DAIS
World Average (approx.)

The IB Class of 2007 received admission offers from leading universities, which include Harvard, Stanford, Princeton, Yale, U Penn-Wharton, Cornell, Carnegie Mellon, the University of Michigan, New York University-Stern, Duke, LSE, Imperial, Warwick, McGill, and the University of Melbourne. Students have also gained admissions to universities in India.

Several leading universities have offered scholarships to the school's students. Universities that have given full scholarships to students from the Class of 2007 are Harvard, Stanford, Princeton and the University of Southern California, among others. A number of universities have also offered partial scholarships.

Students earning IB certificates are being admitted to US universities like the University of Illinois at Urbana Champaign, the University of Michigan, and the University of Sydney in Australia.

The school's IGCSE students have done exceptionally well this year as well. The IGCSE Program, administered by the University of Cambridge International Examinations, is taken by about 400,000 students from 125 countries. All the 58 students, representing the second batch of IGCSE Class 10, have achieved impressive results:

- 52% of all grades earned were A*'s (the highest possible level of achievement); globally, around 5% of all candidates entered for a given subject earn an A*;
- 32% of all grades achieved were A's , whereas the world average is typically around 18%;
- 11% of all grades achieved were B's;
- A mere 4% were C's.

Their brilliant performance as a group is encapsulated in the fact that 84% of all grades achieved were A's and above. Of the 58 students, 80% of them have achieved a 'Distinction', which is awarded to students who score five A's or better (85 - 100%). The remaining 20% of the students earned a 'Merit', which is awarded to students who have five B's (75 - 84%) or more. From the school, none of the students have performed below the 'Merit' category, which is a mark of the students' excellent accomplishments as a class.

The school's students are above the world average, by a huge margin, in all the 16 subjects they entered. 21% of the students achieved A*'s in all the subjects they entered (either 9 or 10 subjects per candidate). This admirable performance underscores how some of these students have stood out as exemplary individual achievers. The Class of 2007, which represents the school's second batch, has truly surpassed their predecessors' otherwise distinguished and world-class performance by all parameters.

The school complements its core curriculum with a strong emphasis on co-curricular programs and an eclectic mix of events and activities. In 2006, the school hosted the Inaugural International Sports & Cultural Fest, with participation of students from Bangladesh, China, Nepal, Sri Lanka and Thailand. Created around the theme 'The Eternal Flame of Peace & Friendship', it presented a wonderful opportunity for nearly 1000 students from the school and about 110 students from schools from these countries to establish lasting bonds of friendship, and to compete in a variety of sporting events.

In 2006, the school received affiliation to THIMUN (The Hague International Model United Nations), a remarkable milestone as it is the only school from India and the whole of South Asia to achieve this honor. One of the IB students has won a prize in the NASA Aeronautics Essay Contest held in 2007 to describe "Air Transportation in 2057" and has been placed second in the individual international awards. In the Intel International Science and Engineering Fair 2007 (Intel ISEF) held in New Mexico in 2007, two IGCSE Class 9 students from the school have won the 4th prize in the "Group Projects" category of this prestigious prize.

The school's students are engaged with a number of NGOs in furthering a myriad of social causes. One group of students, as an offshoot of their CAS (creativity, action and service) program, has actively associated with the crusade to abolish child labor. This led to the production of a music video on this theme, which has received wide acclaim.

Community welfare

Several community welfare activities have been taken up on a sustainable and continuous basis as part of our commitment as a responsible corporate citizen. During the year 2006-07, our Jamnagar complex continued to serve the urban and village communities in the area of health, education, cultural activities, improvement in infrastructure, fodder supply, supply of drinking water, academic events and sports and many other welfare activities.

Reliance Rural Development Trust has undertaken a unique corporate initiative to create infrastructure facilities in rural areas. The projects undertaken in rural areas are construction of roads, *anganwadis* (kindergarten school), *panchayat* offices and community halls. These are some basic development priorities of rural areas.

In order to give focused attention to the needs of surrounding rural communities, Vadodara Complex, initiated a collective action programme by setting up a voluntary society *SVADES* (Society for Village Development in Petrochemicals Area) with the co-operation of all the neighbouring industries in Vadodara. *SVADES* is a collective endeavour that binds industry and rural community together towards socio-economic development in the rural areas surrounding the industry. *SVADES* works in 40 villages covering a population of nearly 200,000.

Making water available

During the year under report, drinking water was provided to the Moti Khavdi village and Sikka town during the summer months. Kanalus and Setalus villages located close to our refinery were also supplied adequate water for a month. The Jamnagar complex also undertook the replacement of drinking water supply pipelines at the Padana village.

Supply of fodder to cows in the villages of Moti Khavdi, Sikka, Nani Khavdi, Gagva, Pipli, Padana and Meghpar, etc. has been a well organised activity for almost a decade.

Village infrastructure facilities like community halls, temples, schoolrooms, overhead water tanks etc. have been constructed by our Jamnagar complex in the surrounding villages. During the year under report, some of these facilities were renovated, repaired, repainted etc.

Dhirubhai Ambani Hospital, Lodhivali

This state-of-the-art hospital at Lodhivali, Raigad was commissioned eight years ago and serves the industrial and rural population of Raigad district in Maharashtra. The hospital provides yeomen service to highway accident victims by providing prompt specialised and free life saving treatment. 453 highway accidents were treated last year. Besides providing hospitalisation requirements of the community, the hospital provides free/ subsidised treatment to poor patients and senior citizens.

Sir Hurkisondas Nurrotumdas Hospital and Research Centre

Dhirubhai Ambani Foundation (DAF), with financial and technical services support from Reliance Group, has joined (1997) the Management of Sir Hurkisondas Nurrotumdas Hospital and Research Centre (HNHRC), a tertiary care charitable hospital offering facilities to all strata of society with provisions for free and subsidized services to the poor and indignant patients availing various diagnostic and treatment facilities, with a view to rejuvenate and modernize the hospital to provide state-of-the-art facilities, amongst the best in the world.

During the year 2006-07, 9105 indoor patients received treatment in various Wards and specialized care areas. 54319 patients availed of the OPD services at P.T. Clinic, the popular Diagnostic Centre of the Hospital. Three of the Operation Theatres underwent major upgradations and renovations during the year to offer improved services to the patients. The Hospital continues its age-old tradition of rendering free service in the casualty ward.

Consistent growth from year to year is witnessed in the number of OPD patients during the past few years. The rise in attendance during the current year has been significantly higher, the addition of new Clinics and the increasing popularity of several of the existing Clinics. Non-availability of some of the Operation Theatres for some part of the year resulted in reduction in number of surgeries and consequently indoor cases. Out of the 4115 surgeries performed during the year, major share was of special and supra-major surgeries.

The updation of the facilities is underway and is an ongoing process in a Public Health Care facility. Cadaveric Organ Donation Programme is catching up. The Hospital did several Cadaver Transplants in the recent past. Eye Donation drive is witnessing increasing response.

Free Health Screening Camps continue to be organized – inside the Hospital as also at various outdoor locations spread across the city. Some of the important Outreach programmes conducted during the year were - a check-up camp organized in October 2006 by the Lions Club of Mumbai - Ranakpur at Byculla, another conducted at the Gol Temple in December 2006, and yet another which was organized in February 2007 by the Bombay Piece Goods Merchants Mahajan Charitable Trust.

The Free Health Check up on every 1st and 3rd Sundays at Aaji-Aajoba Udyan, Shivaji Park for the benefit of senior citizens, and the Free Check-up on every 2nd and 4th Sundays at Europark, Dadar for the Elders and/or the Physically challenged are being continued. Such programmes have gone a long way in educating the community on prevention of diseases, and on promotion of healthy lifestyles.

Continuing Medical Education Programmes are organized in collaboration with the 'C' Ward Association of Family Physicians. On the Educational front, the Hospital offers facilities to Medical students to pursue DNB and CPS courses, and conducts Diploma in Nursing Program for aspiring Nurses in the 56 year old

Narayandas Manordas Nurses Training College. Resident doctors have performed well at various DNB Examinations conducted by the National Board. Resident doctors brought in 100% results for the past few consecutive terms at the CPS Examinations, while the Nursing students continue their tradition of producing 100% results. University of Mumbai has recently granted permanent affiliation to the Hospital for guiding students pursuing the M.Sc. (by research) and Ph.D. degrees in Microbiology, Biochemistry and Applied Biology.

Sir Hurkisondas Nurrotumdas Medical Research Society, Mumbai

Dhirubhai Ambani Foundation through the Reliance group supports the scientific research activities of Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS). The Society commenced scientific research activities since 1974 -75 and has completed more than120 research projects. The scientists from the Society presented 169 papers at the National and International Conferences. More than 120 papers have been published over the years in scientific journals, about half of them in prestigious international journals. Topics of national health priorities constitute a major share of the research projects undertaken here.

The researchers are motivated to move out of the four walls of the Laboratories and the hospital to carry out epidemiological studies and community based surveys. Population in the neighbourhood of Sir H.N.Hospital, children in the nearby schools, and susceptible sections of the population were screened from time to time by teams of medical / paramedical professionals, as part of various research projects. Selected cases are offered special attention and treatment at the Institution free of cost.

The studies carried out on hospital infections and on the newly identified Transfusion Transmitted Virus were among the popular research projects that attracted the attention of professionals and won awards at national conferences. A study on Calcium and Vitamin D deficiency among exclusively breast fed infants, was used as the dissertation topic for DNB by a Senior Resident in Pediatrics at HNH, and was adjudged the Best PG thesis. An expert committee set up by the Indian Journal of Pediatrics decided to award the First Prize to this thesis in a heavily contested All India Competition.

Preventive health care

As a public-private participatory approach, the DOTS (Directly Observed Treatment, short course) Centre and DMC (Direct Microscopy Centre) have been recognised by the World Health Organization (WHO). These were established under Revised National Tuberculosis Control Programme (RNTCP) in 2004 and have reduced the need to transport patients to Jamnagar for testing and treatment.

An HIV/AIDS awareness campaign in collaboration with NGOs and Government authorities was started in 2004. Since then a number of programmes including distribution of handouts, village rallies, street plays, interactive game shows, quiz competitions, poster exhibitions, audiovisual shows, group meetings, one to one contact programmes, etc. have been conducted for mass awareness. Group counseling, screening of high risk group, HIV testing have been started.

We also provide diagnostic facilities like HIV screening by rapid test as recommended by NACO. All high risk groups are encouraged to avail of these facilities and the fact that people have started coming voluntarily for HIV testing is a positive mark of the success of this programmes.

Special support – prevention of fire and loss of life

We take it on ourselves to play an active role in protecting the lives, environment and property of the neighboring communities. This is done through active support of the Fire & Safety departments for various incidents.

Calls pertaining to road accidents, spillage or leakages of chemicals, fire, etc. and even household calls like LPG leakages / kitchen or hutment fire are attended to. Through this initiative, our resources and infrastructure in fire fighting, chemical neutralisation or safe disposal are utilised for social causes in the neighboring area (industry or domestic) wherein similar facilities are frequently unavailable.

Other Community Initiatives

Furthering our commitment to Corporate Social Responsibility, we manufactured large quantities of polythene pouches for air dropping water during the Surat floods.

All our surplus laboratory instruments were donated to educational institutions.

At our Vadodara complex, training for self-employment in trades such as tailoring, plumbing, auto-mechanic, driving, nursing, etc. is imparted to local villagers. Distribution of tricycles to the handicapped, tool kits for self-entrepreneurship, support for construction of classrooms, wasteland development & farming, bucket drip irrigation, planting tree saplings, renovation of crematorium in Vadodara city, etc. are some of the activities undertaken during the year.

Rising to the need of the hour, our Vadodara complex participated in providing relief measures for the flood-affected in Surat.

At our Nagothane complex, major infrastructure development activity was undertaken for the construction of 35 houses at Mahadeowadi near Kolad and provision of all civic amenities such as roads, drinking water, drainage, etc. to the village. A Kissan Mela was organised through MADER to benefit around 400 farmers.

At our Gandhar complex, major activities included extension of medical facilities to the surrounding villages through mobile van, support to Pulse Polio Abhiyan, medical check-up of school students, medical camps, self-employment to rural women through training, animal husbandry programmes, relief measures in flood affected areas, etc.

The *Drishti* Painting Competition for school children was organised at all complexes. Community Welfare Services in the areas of health, training for employment, civic amenities have been undertaken at the Polyester units.

Report on Corporate Governance

Corporate Governance is based on the principles of integrity, fairness, equity, transparency, accountability and commitment to values. Good governance practices stem from the culture and mindset of the organisation. As shareholders across the globe evince keen interest in the practices and performance of companies, Corporate Governance has emerged on the centre stage.

Over the years, governance processes and systems have been strengthened at Reliance. In addition to complying with the statutory requirements, effective governance systems and practices inter alia towards transparency, disclosures, internal controls and promotion of ethics at work-place have been institutionalised. Reliance recognises that good Corporate Governance is a continuing exercise and reiterates its commitment to pursue highest standards of Corporate Governance in the overall interest of all the stakeholders. For implementing the Corporate Governance practices, Reliance has a well defined policy framework consisting of the following :

- Reliance's values and commitments policy
- Reliance's code of ethics
- Reliance's business policies
- Reliance's policy for prohibition of insider trading
- A detailed programme of ethics management

These policies and their effective implementation underpin the commitment of the Company to uphold highest principles of Corporate Governance consistent with the Company's goal to enhance shareholder value.

Corporate Governance Monitoring and Review Process at Reliance : With expert assistance from Indian and international firms, Reliance had initiated a programme to review its policies and practices of Corporate Governance with a clear goal not merely to comply with statutory requirements in letter and spirit but also to implement the best international practices of Corporate Governance, in the overall interest of all the stakeholders.

Some of the major initiatives taken by the Company towards strengthening its corporate governance systems and practices include the following :

(a) Constitution of Corporate Governance and Stakeholders' Interface Committee :

The Corporate Governance and Stakeholders' Interface Committee, an Independent Board Committee, examines various Corporate Governance practices from time to time and recommends to the Board for adoption. The Board of Directors of the Company ('the Board') considers the recommendations of the Corporate Governance and Stakeholders' Interface Committee and decides to implement the suggestions in the larger interests of transparency, accountability and shareholder value.

Establishment of a dedicated independent Board Committee demonstrates the level of commitment the management has in putting in place a pervasive governance framework flowing from top.

(b) Nomination Committee :

The scope of the Corporate Governance and Stakeholders' Interface Committee was enhanced to act as Nomination Committee as well. Accordingly, the Committee evaluates appointment of Directors on the Board and recommends the same to the Board. This move of the management aims at ensuring increased level of transparency, objective evaluation of the Board strength and impartial selection of new Directors on the Board.

(c) Adoption of Corporate Governance Manual :

On the recommendations of the Corporate Governance and Stakeholders' Interface Committee, the Board approved and adopted, during the last year, a comprehensive Corporate Governance Manual ('the Manual') setting out the procedures for effective functioning of the Board and its Committees.

The Manual also incorporates the Code of Business Conduct and Ethics for Directors and Management Personnel, Code of Ethics for Employees, Code of Conduct for Prohibition of Insider Trading and key accounting policies. These policies will be constantly monitored and reviewed by the Corporate Governance and Stakeholders' Interface Committee, from time to time.

(d) Secretarial Audit :

As a strong measure of transparency and control, the Company has, voluntarily, appointed an independent practicing company secretary, who has been conducting secretarial audit. The quarterly reports of this audit are placed before the Board and the annual audit report, as placed before the Board, is included in the Annual Report for perusal of shareholders.

This audit, as a process, acts both as a preventive check as well as verification of compliance with various applicable corporate and securities laws.

(e) Guidelines for the Board / Committee Meetings :

With a view to institutionalise corporate affairs and set up systems and procedures for advance planning for matters requiring discussion/decisions by the Board and Board Committee, the Company has defined guidelines for meetings of the Board and Board Committees. These Guidelines seek to systematise the decision making process at the meetings of the Board and Board Committees in an informed and efficient manner. The salient features of the guidelines have been dealt with in detail elsewhere in this report.

(f) **Implementation of the best globally prevalent governance practices :** It is the Company's policy to adopt the best governance practices as laid down in international codes of Corporate Governance and as practiced by well known global companies. The Company, as part of continuing exercise of strengthening its corporate governance practices, examines recommendations of expert committees, from time to time and implement them to the extent feasible. Some of the best global governance norms put to practice at Reliance include the following –

(i) **Non-audit services :** The Audit Committee has laid down a policy for non-audit services.

(ii) **Disclosure Controls and Procedures :** The Company has effective disclosure controls and procedures in place. The communication of the Company's policies, plans and accomplishments are made in an effective manner. Disclosure of information on the proceedings of the board meetings / committee meetings / forward looking statements is prohibited without prior approval of the management. Further, all filings with stock exchanges are reviewed by the Shareholders' / Investors' Grievance Committee on a quarterly basis.

(iii) **Lead Independent Director :** Taking a cue from internationally prevalent norms of corporate governance, Lead Independent Director has been designated. The role of Lead Independent Director is set out elsewhere in this Report.

(g) **Role of the Company Secretary in Overall Governance Process :**

As per the internationally recommended practice, the Company Secretary plays a key role in ensuring that the Board procedures are followed and regularly reviewed. All the Directors of the Company have access to the advice and services of the Company Secretary in ensuring an effective functioning of the Board. The Company Secretary administers, attends and prepares minutes of the Board and Board Committee proceedings in accordance with the statutory requirements as well as added governance norms.

(h) **Observance of the Secretarial Standards issued by the Institute of Company Secretaries of India :**

The Institute of Company Secretaries of India (ICSI) is one of the premiere professional bodies in India. ICSI has issued secretarial standards on important aspects like Board meetings, General meetings, payment of dividend, maintenance of registers and records etc. Though these standards are recommendatory in nature, the Company observes them voluntarily.

In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges in India (Clause 49) and some of the best practices followed internationally on Corporate Governance, a report containing the details of governance systems and processes at Reliance Industries Limited is as under :

1. Company's Philosophy on Code of Governance

Reliance's philosophy on Corporate Governance envisages attainment of the highest levels of transparency, accountability and equity in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, lenders and the Government. Reliance is committed to achieve and maintain the highest international standards of Corporate Governance. Reliance believes that all its actions must serve the underlying goal of enhancing overall shareholder value on a sustained basis.

Reliance is committed to good governance practices that create long term sustainable shareholder value. Keeping in view the Company's size, complexity, global operations and corporate traditions, the Reliance Governance framework is based on the following main principles :

- Constitution of a Board of Directors of appropriate composition, size, varied expertise and commitment to discharge their responsibilities and duties.
- Ensuring timely flow of information to the Board and its Committees to enable them discharge their functions effectively.
- Independent verification and safeguarding integrity of the Company's financial reporting.
- A sound system of risk management and internal control.
- Timely and balanced disclosure of all material information concerning the Company to all stakeholders.
- Transparency and accountability.
- Compliance with all the applicable rules and regulations.
- Fair and equitable treatment of all its stakeholders including employees, customers, shareholders and investors.

2. Board Composition and Particulars of Directors

Board Composition

The Company's policy is to maintain optimum combination of Executive and Non-Executive Directors. The Board consists of 13 Directors, out of which 8 are Independent Directors. Composition of the Board and category of Directors are as follows :

Category	Name of the Directors
Promoter Director	Mukesh D. Ambani *Chairman & Managing Director*
Executive Directors	Nikhil R. Meswani Hital R. Meswani Hardev Singh Kohli
Non-Executive Non-Independent Director	Ramniklal H. Ambani
Independent Directors	Mansingh L. Bhakta Yogendra P. Trivedi Dr. Dharam Vir Kapur Mahesh P. Modi S. Venkitaramanan Prof. Ashok Misra Prof. Dipak C. Jain Dr. Raghunath A. Mashelkar *

* Additional Director with effect from June 9, 2007.

All the Independent Directors of the Company furnish a declaration at the time of their appointment as also annually that they qualify the tests of independence as laid down under Clause 49. All such declarations are placed before the Board for information.

No Director is related to any other Director on the Board, except for Shri Nikhil R. Meswani and Shri Hital R. Meswani, who are brothers.

Lead Independent Director

The Independent Directors of the Company have designated Shri Mansingh L. Bhakta as the Lead Independent Director. The role of Lead Independent Director is as follows :

- To preside over meetings of Independent Directors.
- To ensure that there is adequate and timely flow of information to Independent Directors.
- To liaise between the Chairman & Managing Director, the Management and the Independent Directors.
- To preside over meetings of the Board and Shareholders when the Chairman and Managing Director is not present or where he is an interested party.
- To perform such other duties as may be delegated to the Lead Independent Director by the Board/Independent Directors.

Directors' Profile

Brief resume of all the Directors, nature of their expertise in specific functional areas and names of companies in which they hold directorships, memberships/chairmanships of Board Committees and their shareholding in the Company are provided below :

a) **Shri Mukesh D. Ambani**, age 50, is a Chemical Engineer from the University of Bombay and pursued MBA from Stanford University, USA. He is the son of Shri Dhirubhai H. Ambani, Founder Chairman of the Company. Shri Ambani joined Reliance in 1981 and initiated Reliance's backward integration from textiles into polyester fibres and further into petrochemicals, petroleum refining and oil and gas exploration and production. In this process, he directed the creation of several new world-class manufacturing facilities involving diverse technologies that have raised Reliance's petrochemicals manufacturing capacities from less than a million tonnes to thirteen million tonnes per year.



Shri Ambani directed and led the creation of the world's largest grassroots petroleum refinery at Jamnagar, India, with a current capacity of 660,000 barrels per day (33 million tonnes per year) integrated with petrochemicals, power generation, port and related infrastructure, at an investment of Rs. 25,000 crore (nearly US$ 6 billion).

Shri Ambani set up the largest and most complex information and communications technology initiative in the world in the form of Reliance Infocomm Limited (now Reliance Communications Limited). Covering more than 1,100 towns and cities across India, Reliance Infocomm offers the full range of voice, data, video and value added services, on the strength of 80,000 kilometres of optic fibre-based terabit infrastructure, at the lowest entry cost and service cost anywhere in the world.

Shri Ambani is also steering Reliance's initiatives in a world scale, offshore, deep water oil and gas exploration and production program and implementation of a pan-India organized retail network spanning multiple formats and supply chain infrastructure.

Shri Ambani's achievements include:

- Bestowed the US-India Business Council (USIBC) 'Global Vision' 2007 Award for Leadership in 2007
- Invited to be a member of the World Business Council for Sustainable Development (WBCSD). He is the only Indian CEO to be a Council Member of WBCSD.
- Conferred 'ET Business Leader of the Year' Award by The Economic Times (India) in the year 2006.

- Received the first NDTV-Profit 'Global Indian Leader Award' from Hon'ble Prime Minister of India, Shri Manmohan Singh in New Delhi in the year 2006
- Had the distinction and honour of being the co-chair at the World Economic Forum Annual Meeting 2006 in Davos, Switzerland.
- Ranked 42nd among the 'World's Most Respected Business Leaders' and second among the four Indian CEOs featured in a survey conducted by Pricewaterhouse Coopers and published in Financial Times, London, November, 2004.
- Conferred the World Communication Award for the 'Most Influential Person in Telecommunications in 2004' by Total Telecom, October, 2004.
- Conferred the 'Asia Society Leadership Award' by the Asia Society, Washington D.C., USA, May, 2004.

Shri Ambani is the Chairman of Reliance Petroleum Limited and Reliance Retail Limited and a Director of Reliance Europe Limited and Pratham India Education Initiative. He is the Chairman of the Finance Committee, a member of the Shareholders'/ Investors' Grievance Committee and the Employees Stock Compensation Committee of the Company.

Shri Ambani is a member of the Prime Minister's Council on Trade and Industry, Government of India; Council of Scientific and Industrial Research (CSIR) Society, India; Board of Governors of the National Council of Applied Economic Research, New Delhi and the Advisory Council of the Indian Banks' Association.

He is a member of the Indo-US CEOs Forum, the International Advisory Board of Citigroup, and McKinsey Advisory Council.

He is the Chairman, Board of Governors of the Indian Institute of Management, Bangalore and a member of the IIT Bombay Advisory Council of the Indian Institute of Technology, Mumbai. He is also a member of the Advisory Council for the Graduate School of Business of the Stanford University.

Shri Ambani is the Promoter of the Company and holds 18,07,923 shares in the Company as on March 31, 2007.

b) **Shri Nikhil R Meswani,** age 41, is a Chemical Engineer. He is the son of Shri Rasiklal Meswani, one of the Founder Directors of the Company.



Shri Meswani joined Reliance at an early age in 1986 and since July 01, 1988 he is a Wholetime Director designated as Executive Director on the Board of Reliance. He is responsible for the entire Petrochemicals and Polyester Businesses. He has contributed to the growth of the Petrochemicals and Polyester Divisions of Reliance to its present position as a market leader in India and one amongst the top ten Petrochemicals companies in the world. In addition, he handles several corporate responsibilities.

He is a member of the Finance Committee and the Shareholders' / Investors' Grievance Committee of the Company.

He is a member on several key committees of the Government of India connected with the Ministry of Textiles, Petrochemicals and Petroleum & Natural Gas.

Shri Meswani is the President of Association of Synthetic Fibre Industry. He was also the Chairman of Asian Chemical Fibre Industries Federation.

He was named Young Global Leader of Tomorrow by the World Economic Forum in 2005 and continues to actively participate in the activities of the World Economic Forum.

He was honoured by the Textile Association (India), Institute of Economic Studies, Ministry of Commerce & Industry and the University Institute of Chemical Technology (UICT), Mumbai.

Shri Meswani holds 1,21,174 shares in the Company as on March 31, 2007.

c) **Shri Hital R. Meswani,** age 39, graduated with honours in the Management & Technology programme from University of Pennsylvania. He received a B.S. Degree in Chemical Engineering and B.S. Economics (equivalent to B.B.A.) from the Wharton Business School, both from University of Pennsylvania, U.S.A.



Shri Meswani joined Reliance Industries Limited in 1990. He is on the Board of the Company as a Wholetime Director designated as Executive Director since August 4, 1995, with overall responsibility of the Petroleum Business, all manufacturing and project activities of the group including Jamnagar, Patalganga and Hazira Complexes.

Shri Meswani is a Director of Reliance Industrial Investments and Holdings Limited and Reliance Petroleum Limited. He is the Chairman of the Audit Committee of Reliance Industrial Investments and Holdings Limited, member of the Shareholders'/Investors' Grievance Committee of Reliance Petroleum Limited. He is the Chairman of the Health, Safety & Environment Committee and a member of the Finance Committee and the Shareholders'/Investors' Grievance Committee of the Company.

Shri Meswani holds 87,930 shares in the Company as on March 31, 2007.

d) **Shri Hardev Singh Kohli,** age 73, is a MSc. He has wide experience in implementation and operation of Fertilizers and petrochemicals plants in Private, Public and Co-operative sectors. Since 1991, he has been working at the Company's Hazira Complex. Keeping in view his expertise in the field of petrochemicals, he was appointed as a Wholetime Director of the Company designated as Executive Director with effect from April 1, 2000.



In recognition of his far reaching vision, management skills, innovative ideas, untiring efforts and dynamic leadership, he was conferred the prestigious The Wisitex Foundation Award - 1996 "Man of the Corporate Management" and many more.

Shri Kohli is also on the Board of Reliance Assam Petrochemicals Limited. He is a member of the Health, Safety and Environment Committee of the Company.

Shri Kohli holds 1,155 shares in the Company as on March 31, 2007.

e) **Shri Ramniklal H. Ambani,** age 82, has been one of the senior most Directors of the Company since January 11, 1977.



Shri Ramniklal H. Ambani is the elder brother of Late Shri Dhirubhai H. Ambani, the Founder Chairman of the Company, and has been instrumental in chartering the growth of the Company during its initial years of operations from its factory at Naroda, in Ahmedabad.

Shri Ambani along with Late Shri Dhirubhai H. Ambani, set up and operated the textile plant of the Company at Naroda, Ahmedabad and was responsible in establishing the Reliance Brand name "VIMAL" in the textile market in the country.

Shri Ambani is a Director of Gujarat Industrial Investments Corporation Limited, Sintex Industries Limited and Yashraj Investments and Leasing Company Private Limited. He is the Chairman of the Audit Committee of Gujarat Industrial Investments Corporation Limited.

Shri Ambani holds 83,647 shares in the Company as on March 31, 2007.

f) **Shri Mansingh L. Bhakta,** age 75, is a Director of the Company since September 27, 1977. He is a Senior Partner of Messrs. Kanga & Company, a leading firm of Advocates and Solicitors in Mumbai. He has been in practice for over 45 years and has vast experience in the legal field and particularly on matters relating to corporate laws, banking and taxation.



Shri Bhakta is the legal advisor to leading foreign and Indian companies and banks. He has also been associated with a large number of Euro issues made by Indian companies. He was the Chairman of the Taxation Law Standing Committee of LAWASIA, an Association of Lawyers of Asia and Pacific which has its headquarters in Australia.

Shri Bhakta is a Director of Ambuja Cements Limited, Micro Inks Limited, The Indian Merchant's Chamber, Mumbai, JCB Manufacturing Limited and JCB India Limited. He is the Lead Independent Director of the Company. He is the Chairman of the Shareholders'/ Investors' Grievance Committee and the Remuneration Committee of the Company. He is the Chairman of the Audit Committee, the Compensation and Remuneration Committee and the Banking Matters Committee of Ambuja Cements Limited and a member of the Audit Committees of Micro Inks Limited and JCB India Limited He is Recipient of Rotary Centennial Service Award for Professional Excellence from Rotary International. He is listed as one of the Leading Lawyers of Asia for 2006 and 2007 by Asialaw, Hongkong.

Shri Bhakta holds 1,42,000 shares in the Company as on March 31, 2007.

g) **Shri Yogendra P. Trivedi,** age 78, is a Director of the Company since April 16, 1992. Shri Trivedi is practicing as Senior Advocate, Supreme Court. He is holding important positions in various fields viz., economic, professional, political, commercial, education, medical, sports and social fields. He has received various awards and merits for his contribution in various fields. He was a Director in Central Bank of India and Dena Bank amongst many other reputed companies. He is the past President of Indian Merchants' Chamber and presently on the Managing Committee of ASSOCHAM and International Chamber of Commerce.



Shri Trivedi is the Chairman of Sai Service Station Limited, Telstar Travels Private Limited and Trivedi

Consultants Private Limited. He is a Director of Reliance Petroleum Limited, Colosseum Sports & Recreation International, Safari Industries (India) Limited, Birla Power Solutions Limited, The Supreme Industries Limited, The Zandu Pharmaceuticals Works Limited, Zodiac Clothing Company Limited, Seksaria Biswan Sugar Factory Limited, New Consolidated Construction Company Limited, Metro Exporters Private Limited, Clare Mont Trading Private Limited and Monica Travels Private Limited.

Shri Trivedi is also a Director/Member of Indian Merchants' Chamber, All India Association of Industries, Western India Automobile Association, W.I.A.A. Club, Yatching Association of India, B.C.A. Club, Orient Club, Cricket Club of India and Yatch Club (all Section 25 companies).

Shri Trivedi is the Chairman of the Audit Committees of Zandu Pharmaceuticals Limited, Birla Power Solutions Limited and Reliance Petroleum Limited. He is a member of the Audit Committees of Zodiac Clothing Company Limited, Sai Service Station Limited, Seksaria Biswan Sugar Factory Limited and New Consolidated Construction Company Limited. He is the Chairman of the Shareholders'/ Investors' Grievance Committee of Reliance Petroleum Limited. He is also the Chairman of the Audit Committee, Corporate Governance and the Stakeholders' Interface Committee, the Employees Stock Compensation Committee and the Retail Business Committee of the Company. He is also a member of the Shareholders'/ Investors' Grievance Committee and the Remuneration Committee of the Company.

Shri Trivedi holds 11,500 shares in the Company as on March 31, 2007.

h) **Dr. Dharam Vir Kapur**, age 78, is a Director of the Company since March 28, 2001. He is a Graduate with Honours in Electrical Engineering and is having wide experience in Power, Capital goods, Chemicals and Petrochemicals Industries.



Dr. Kapur had an illustrious career in the Government sector with a successful track record of building vibrant organisations and successful project implementation. He served Bharat Heavy Electricals Limited (BHEL) in various positions with distinction but perhaps the most remarkable achievement of Dr. Kapur's career is the establishment of systems oriented National Thermal Power Corporation (NTPC) of which he was the founder Chairman-cum-Managing Director. For his contribution to the success and leadership of the fledgling organisation, he was described as Model Manager by the Board of the World Bank.

Dr. Kapur served as Secretary to the Government of India in the Ministries of Power, Heavy Industry and Chemicals & Petrochemicals during 1980-86. He has also been associated with a number of national institutions as Member, Atomic Energy Commission, Member, Advisory Committee of the Cabinet on Science and Technology, Chairman, Board of Governors, IIT Bombay, Member, Board of Governors, IIM Lucknow, Chairman, National Productivity Council, etc.

Dr. Kapur made significant contributions in the field of Technology Management and Industrial Development and in recognition of his services, Jawaharlal Nehru Technological University, Hyderabad conferred on him the degree of D. Sc.

Dr. Kapur is the Chairman (Emeritus) of Jacobs H&G Private Limited, Chairman of GKN Driveline (India) Limited and Drivetech Accessories Limited. He is a Director of Honda Siel Power Products Limited, Zenith Birla (India) Limited, DLF Power Limited and DLF Limited. He is the Chairman of the Audit Committees of Honda Siel Power Products Limited and GKN Driveline (India) Limited. He is the Chairman of the Shareholders'/Investors' Relations Committee of Honda Siel Power Products Limited and DLF Limited. He is the Chairman of the Chairman's Executive Committee of GKN Driveline (India) Limited and Corporate Governance Committee of DLF Limited. He is a member of the Audit Committee of Zenith Birla (India) Limited and DLF Limited and of the Remuneration Committee of Honda Siel Power Products Limited. He is also a member of the Corporate Governance and Stakeholders' Interface Committee, Remuneration Committee, Retail Business Committee and Health, Safety and Environment Committee of the Company.

Dr. Kapur holds 6,772 shares in the Company as on March 31, 2007.

i) **Shri Mahesh P. Modi**, age 67, is a Director of the Company since March 28, 2001. He held high positions in Government of India as Chairman of Telecom Commission; Secretary, Ministry of Coal; Special Secretary, Insurance and Joint Secretary, Ministry of Petroleum, Chemicals and Fertilizers. He has considerable management experience, particularly in the fields of energy, insurance, petrochemicals and telecom.



At present, Shri Modi is a Director on the Boards of ICICI Prudential Life Insurance Company Limited and Reliance Petroleum Limited. He is the Chairman of the Audit Committee of ICICI Prudential Life Insurance Company Limited.

Shri Modi is a member of the Audit Committee and the Shareholders'/Investors' Grievance Committee of

Reliance Petroleum Limited. He is also a member of the Audit Committee, the Employees Stock Compensation Committee and the Corporate Governance and Stakeholders' Interface Committee of the Company.

Shri Modi holds 562 shares in the Company as on March 31, 2007.

j) **Shri S. Venkitaramanan**, age 76, is a Director of the Company since June 27, 1997. He holds a Master's Degree in Physics from the University of Kerala and also a Masters Degree in Industrial Administration from Carnegie Mellon University, Pittsburgh, USA.



Shri Venkitaramanan is a former Governor of Reserve Bank of India and former Secretary to the Government of India, Ministry of Finance. He is a Director of Housing Development Finance Corporation Limited, New Tirupur Area Development Corporation Limited and Tamil Nadu Water Investment Company Limited.

Shri Venkitaramanan is a member of the Audit Committee and the Remuneration Committee of the Company.

Shri Venkitaramanan does not hold any shares in the Company as on March 31, 2007.

k) **Prof. Ashok Misra**, age 60, is a Director of the Company since April 27, 2005. He is a Ph.D. and M.S. in Polymer Science & Engineering from the University of Massachusetts, USA and M.S. in Chemical Engineering from Tufts University and B. Tech. in Chemical Engineering from IIT, Kanpur. He has also completed the Executive Development Program in 1999 at the Kellogg School of Management, Northwestern University, Evanston, Illinois, USA.



Prof. Misra authored one book on Polymers and published several articles in international journals and has been awarded six patents.

Prof. Misra is Director of Indian Institute of Technology, Powai, Mumbai, since May 2000. He is a member of several scientific associations and societies. He is also on the Board of National Thermal Power Corporation Limited and Rashtriya Chemicals & Fertilizers Limited. He is a member of the Management Controls Committee of National Thermal Power Corporation Limited.

Prof. Misra holds 174 shares in the Company as on March 31, 2007.

l) **Prof. Dipak C. Jain**, age 50, is a Director of the Company since August 4, 2005. He is a Ph.D. in Marketing and M.S. in Management Science from the University of Texas and M.S. in Mathematical Statistics from Gauhati University.



Prof. Jain is a distinguished teacher and scholar. He has been Dean of the Kellogg School of Management, Northwestern University, Evanston, Illinois, USA since July, 2001. He has more than 20 years experience in management and education. He has published several articles in international journals on marketing and allied subjects.

Prof. Jain's academic honors include the Sidney Levy Award for Excellence in Teaching in 1995; the John D.C. Little Best Paper Award in 1991; Kraft Research Professorships in 1989-90 and 1990-91; the Beatrice Research Professorship in 1987-88; the Outstanding Educator Award from the State of Assam in India in 1982; Gold Medal for the Best Post-Graduate of the Year from Gauhati University in India in 1978; Gold Medal for the Best Graduate of the Year from Darrang College in Assam in India in 1976; Gold Medal from Jaycees International in 1976; the Youth Merit Award from Rotary International in 1976; and the Jawaharlal Nehru Merit Award, Government of India in 1976.

Prof. Jain is a Member of American Marketing Association and the Institute of Management Services. He is a Director of John Deere & Company, Hartmarx Corporation and Northern Trust Bank (companies incorporated outside India). He is a Director of Reliance Retail Limited. He is also a member of the Retail Business Committee and the Employees Stock Compensation Committee of the Company.

Prof. Jain does not hold any shares in the Company as on March 31, 2007.

m) **Dr. Raghunath Anant Mashelkar**, age 64, was appointed as an Additional Director of the Company with effect from June 9, 2007. He is a Ph.D. in Chemical Engineering, an eminent engineering scientist, presently the President of Indian National Science Academy (INSA) and President of Global Research Alliance, a network of publicly funded R&D institutes from Asia-Pacific, Europe and USA with over 60,000 scientists. Dr. Mashelkar was the Director General of the Council of Scientific and Industrial Research (CSIR) for over eleven years. Dr. Mashelkar is only the third Indian Engineer to have been elected as Fellow of Royal Society (FRS), London in the twentieth century. He was elected Foreign Associate of National Academy of



Science, USA (2005), Foreign Fellow of US National Academy of Engineering (2003), Fellow of Royal Academy of Engineering, U.K. (1996), and Fellow of World Academy of Art & Science, USA (2000). Twenty-six universities have honoured him with honorary doctorates, which include Universities of London, Salford, Pretoria, Wisconsin and Delhi.

Dr. Mashelkar has won over 50 awards and medals from several bodies for his outstanding contribution in the field of science and technology. He is the only scientist so far to have won the JRD Tata Corporate Leadership Award (1998) and the Star of Asia Award (2005) at the hands of George Bush Sr., the former president of USA.

The President of India honoured Dr. Mashelkar with Padmashri (1991) and with Padmabhushan (2000), which are two of the highest civilian honours in recognition of his contribution to nation building.

Dr. Mashelkar is a Director of ICICI Knowledge Park and Media Lab Asia.

Dr. Mashelkar does not hold any shares in the Company.

3. Board Meetings, its Committee Meetings and Procedures

A. Institutionalised decision making process

At the apex level of the decision making process lies with the Board of Directors appointed by the shareholders of Company in accordance with the applicable provisions of the Companies Act, 1956 and the Listing Agreement. The Board has constituted seven standing Committees, namely Audit Committee, Corporate Governance and Stakeholders' Interface Committee, Employees Stock Compensation Committee, Finance Committee, Health, Safety & Environment Committee, Remuneration Committee and Shareholders' / Investors' Grievance Committee. The Board also constitutes various functional Committees depending on the business needs.

The internal Guidelines for Board / Board Committee meetings systematise the decision making process at the meetings of the Board/Committees in an informed and efficient manner. The following sub-sections deal with the practice of these guidelines at Reliance.

B. Scheduling and selection of Agenda Items for Board meetings

(i) Minimum six Board meetings are held in each year, which are pre-scheduled. Apart from the above, additional Board meetings are convened by giving appropriate notice to address the specific needs of the Company. In case of business exigencies or urgency of matters, resolutions are passed by circulation.

(ii) Normally the meetings are held at the Company's Registered Office at Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

(iii) All divisions/departments of the Company are encouraged to plan their functions well in advance, particularly with regard to matters requiring discussion / approval / decision at the Board / Committee meetings. All such matters are communicated to the Company Secretary in advance so that the same could be included in the Agenda for the Board / Committee meetings.

(iv) The Board is given presentations covering Finance, Sales, Marketing, and the major business segments and operations of the Company global business environment, all business areas of the Company, including business opportunities, business strategy and the risk management practices, before taking on record the quarterly financial results of the Company at each of the pre-scheduled Board meetings.

The information placed before the Board includes :

- Annual operating plans of businesses, capital budgets and any updates.
- Quarterly results for the Company and its operating divisions or business segments.
- Minutes of meetings of Audit Committee and other Committees of the Board, as also resolutions passed by circulation.
- Appointment or resignation of Chief Financial Officer and Company Secretary.
- Show cause, demand, prosecution notices and penalty notices which are materially important.
- Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.
- Any material default in financial obligations to and by the Company, or substantial non-payment for goods sold by the Company.
- Any issue, which involves possible public or product liability claims of substantial nature, including any judgment or order, which may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company.
- Details of any joint venture, acquisitions of companies or collaboration agreement.
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property.

- Significant labour problems and their proposed solutions. Any significant development in Human Resources / Industrial Relations front like implementation of Voluntary Retirement Scheme etc.
- Statement of significant transactions and arrangements entered by unlisted subsidiary companies.
- Sale of material nature, of investments, subsidiaries, assets, which is not in normal course of business.
- Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material.
- Non-compliance of any regulatory, statutory or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer etc.
- Quarterly summary of all long-term borrowings made, bank guarantees issued, loans and investments made.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of business risk exposures, its management and related action plans.
- Making of loans and investment of surplus funds.
- Proposals for investment, mergers and acquisitions.
- Dividend declaration.
- General notices of interest of Directors.
- Terms of reference of Board Committees.
- The minutes of the Board meetings of unlisted subsidiary companies.
- Brief on statutory developments, changes in Government policies etc. with impact thereof, directors' responsibilities arising out of any such developments.
- Brief on clarifications made to the press.

(v) The Chairman of the Board and the Company Secretary in consultation with other concerned team members of the senior management, finalise the agenda papers for the Board meetings.

C. Board Material distributed in advance

a. Agenda and Notes on Agenda are circulated to the Directors, in advance, in the defined Agenda format. All material information is incorporated in the Agenda papers for facilitating meaningful and focussed discussions at the meeting. Where it is not practicable to attach any document to the Agenda, the same is tabled before the meeting with specific reference to this effect in the Agenda.

b. In special and exceptional circumstances, additional or supplementary item(s) on the Agenda are permitted. Sensitive subject matters may be discussed at the meeting without written material being circulated in advance.

D. Recording Minutes of proceedings at Board and Committee meetings

The Company Secretary records the minutes of the proceedings of each Board and Committee meeting. Draft minutes are circulated to all the members of the Board / Committee for their comments. The finalised minutes of proceedings of a meeting are entered in the Minutes Book within 30 days from the conclusion of that meeting.

E. Post Meeting Follow-up Mechanism

The Guidelines for Board and Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board and Committees thereof. The important decisions taken at the Board / Board Committee meetings are communicated to the departments / divisions concerned promptly. Action taken report on the decisions/minutes of the previous meeting(s) is placed at the immediately succeeding meeting of the Board / Committee for noting by the Board / Committee.

F. Compliance

The Company Secretary while preparing the Agenda, Notes on Agenda, Minutes etc. of the meeting(s), is responsible for and is required to ensure adherence to all the applicable laws and regulations including the Companies Act, 1956 read with the Rules issued thereunder and to the extent feasible, the Secretarial Standards recommended by the Institute of Company Secretaries of India, New Delhi.

4. **Attendance of Directors at Board Meetings, last Annual General Meeting (AGM) and number of other Directorships and Chairmanships / Memberships of Committees of each Director in various companies :**

Name of the Director	Attendance of meetings during 2006-07		No. of Directorships and Committee Memberships/Chairmanships		
	Board Meeting	Last AGM	Other Directorships*	Committee Memberships**	Committee Chairmanships**
Mukesh D. Ambani	9	Yes	2	1	–
Nikhil R. Meswani	8	Yes	–	1	–
Hital R. Meswani	7	Yes	2	2	1
Hardev Singh Kohli	8	Yes	1	–	–
Ramniklal H. Ambani	9	Yes	2	–	1
Mansingh L. Bhakta	9	Yes	5	2	2
Yogendra P. Trivedi	9	Yes	10	5	5
Dr. Dharam Vir Kapur	9	Yes	6	2	4
Mahesh P. Modi	8	Yes	2	3	1
S. Venkitaramanan	9	Yes	3	1	–
Prof. Ashok Misra	9	Yes	2	–	–
Prof. Dipak C. Jain	9	Yes	1	–	–
Dr. Raghunath A. Mashelkar***	NA	NA	–	–	–

* The Directorships held by Directors as mentioned above, do not include Alternate Directorships and Directorships of Foreign Companies, Section 25 Companies and Private Limited Companies.

** In accordance with Clause 49, Memberships / Chairmanships of only the Audit Committees and Shareholders' / Investors' Grievance Committees of all Public Limited Companies have been considered.

*** Dr. Raghunath A. Mashelkar was appointed as an Additional Director with effect from June 9, 2007.

5. **Number of Board Meetings held and the dates on which held**

Nine Board meetings were held during the year, as against the minimum requirement of four meetings. The Company has held at least one Board meeting in every three months and the maximum time gap between any such two meetings was not more than three months. The details of the Board meetings are as under :

Sl. No.	Date	Board Strength	No. of Directors Present
1	April 7, 2006	12	11
2	April 27, 2006	12	10
3	July 20, 2006	12	12
4	October 19, 2006	12	12
5	November 9, 2006	12	11
6	January 18, 2007	12	12
7	February 24, 2007	12	12
8	March 10, 2007	12	12
9	March 29, 2007	12	11

6. **Board Committees**

A. Standing Committees

Details of the Standing Committees of the Board and other related information are provided hereunder :

(i) Audit Committee

Composition : The Board has constituted Audit Committee, comprising three Independent Non-Executive Directors, namely Shri Yogendra P. Trivedi, Chairman, Shri S. Venkitaramanan, Vice Chairman, and Shri Mahesh P. Modi. All the members of the Audit Committee possess financial / accounting expertise. The composition of the Audit Committee meets the requirements of Section 292A of the Companies Act, 1956 and Clause 49.

Shri Vinod M. Ambani is the Secretary to the Audit Committee.

Objective : The primary objective of the Audit Committee is to monitor and effectively supervise the Company's financial reporting process with a view to provide accurate, timely and proper disclosures and the integrity and quality of the financial reporting.

Terms of Reference : The terms of reference / powers of the Audit Committee has been specified by the Board of Directors as under :

A. The Audit Committee shall have the following powers :

1. To investigate any activity within its terms of reference.
2. To seek information from any employee.
3. To obtain outside legal or other professional advice.
4. To secure attendance of outsiders with relevant expertise, if it considers necessary.

B. The role of the Audit Committee shall include the following :

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.
2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of Statutory Auditors and fixation of audit fees.
3. Approval of payment to Statutory Auditors for any other services rendered by the Statutory Auditors.
4. Reviewing with the management, the annual financial statements before submission to the Board for approval, with particular reference to :
   - Matters required to be included in the Directors' Responsibility Statement to be included in the Directors' Report in terms of sub-section (2AA) of Section 217 of the Companies Act, 1956.
   - Changes, if any, in accounting policies and practices and reasons for the same.
   - Major accounting entries involving estimates based on the exercise of judgement by the management.
   - Significant adjustments made in the financial statements arising out of audit findings.
   - Compliance with listing and other legal requirements relating to financial statements.
   - Disclosure of related party transactions.
   - Qualifications in draft audit report.
5. Reviewing with the management, the quarterly financial statements before submission to the Board for approval.
6. Reviewing with the management, the performance of Statutory and Internal Auditors, adequacy of internal control systems.
7. Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit.
8. Discussion with Internal Auditors any significant findings and follow up thereon.
9. Reviewing the findings of any internal investigations by the Internal Auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.
10. Discussion with Statutory Auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.
11. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non payment of declared dividends) and creditors.
12. To review the functioning of the Whistle Blower Mechanism.
13. Carrying out such other function as may be specifically referred to the Committee by the Board of Directors and / or other Committees of Directors of the Company.
14. To review the following information :
    - The management discussion and analysis of financial condition and results of operations;
    - Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
    - Management letters / letters of internal control weaknesses issued by the Statutory Auditors;
    - Internal audit reports relating to internal control weaknesses; and
    - The appointment, removal and terms of remuneration of Internal Auditors.
15. Reviewing the financial statements and in particular the investments made by the unlisted subsidiaries of the Company.
16. Review of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.)

Meetings : Five Committee meetings were held during the year, as against the minimum requirement of four meetings. The details of the meetings are as under :

Sl. No.	Date	Committee Strength	No. of Members Present
1	April 27, 2006	3	3
2	July 19, 2006	3	3
3	October 19, 2006	3	3
4	January 18, 2007	3	3
5	March 28, 2007	3	3

Executives of Accounts Department, Finance Department, Secretarial Department and Management Audit Cell and Representatives of the Statutory and Internal Auditors were invited to attend the Audit Committee Meetings. The Cost Auditors appointed by the Company under Section 233B of the Companies Act, 1956 were also invited to attend the Audit Committee Meetings, where cost audit reports were discussed.

Attendance of each Member at the Audit Committee meetings held during the year

Committee Member	No. of meetings attended
Yogendra P. Trivedi, Chairman	5
S. Venkitaramanan, Vice Chairman	5
Mahesh P. Modi	5

The Chairman of the Audit Committee was present at the last AGM.

(ii) Corporate Governance and Stakeholders' Interface (CGSI) Committee

Composition : The Board has constituted Corporate Governance and Stakeholders' Interface Committee comprising Shri Yogendra P. Trivedi, Chairman, Dr. Dharam Vir Kapur and Shri Mahesh P. Modi.

Terms of Reference : The terms of reference of the Corporate Governance and Stakeholders' Interface Committee, inter alia, include the following :

- Observance of practices of Corporate Governance at all levels and to suggest remedial measures wherever necessary.
- Provision of correct inputs to the media so as to preserve and protect the Company's image and standing.
- Dissemination of factually correct information to the investors, institutions and public at large.
- Interaction with the existing and prospective FIIs and rating agencies, etc.
- Recommendation for nomination of Directors on the Board.

Criteria for Selection of Independent Directors : Corporate Governance and Stakeholders' Interface Committee, which also acts as Nomination Committee, examines the requirement of the Company for independant inputs for policy making and based on the above requirement evaluates appointment of directors on the Board and sends its recommendations to the Board for consideration. The independent directors are eminent experts drawn from various fields. The number of directorships and memberships on various committees is also taken into account. A confirmation that the director, if appointed, would qualify the test of independence as also qualification test prescribed under the Companies Act, 1956 is taken before any independent director is appointed. The Board considers the recommendations of the Committee and takes appropriate decision. These criteria ensure objective evaluation in the directors' selection process.

Meetings : During the year, the Corporate Governance and Stakeholders' Interface Committee has met six times the details of which are as under :

Sl. No.	Date	Committee Strength	No. of Members Present
1	April 27, 2006	3	3
2	June 27, 2006	3	3
3	July 12, 2006	3	3
4	November 22, 2006	3	3
5	January 18, 2007	3	3
6	February 6, 2007	3	3

Attendance of each Member at the CGSI Committee meetings held during the year

Committee Member	No. of meetings attended
Yogendra P. Trivedi, Chairman	6
Dr. Dharam Vir Kapur	6
Mahesh P. Modi	6

(iii) Employees Stock Compensation Committee

Composition : The Board has constituted Employees Stock Compensation Committee (the Committee), comprising Shri Yogendra P. Trivedi (Chairman), Shri Mahesh P. Modi, Prof. Dipak C. Jain and Shri Mukesh D. Ambani.

Terms of Reference : The Committee was formed inter alia to formulate detailed terms and conditions of the Employees Stock Option Scheme including :

(a) the quantum of options to be granted under Employees Stock Option Scheme per employee and in aggregate;

(b) the conditions under which option vested in employees may lapse in case of termination of employment for misconduct;

(c) the exercise period within which the employee should exercise the option and that the option would lapse on failure to exercise the option within the exercise period;

(d) the specified time period within which the employee shall exercise the vested options in the event of termination or resignation of an employee;

(e) the right of an employee to exercise all the options vested in him at one time or at various points of time within the exercise period;

(f) the procedure for making a fair and reasonable adjustment to the number of options and to the exercise price in case of corporate actions such as rights issues, bonus issues, merger, sale of division and others;

(g) the grant, vest and exercise of option in case of employees who are on long leave; and

(h) the procedure for cashless exercise of options, if any.

The Employees Stock Option Scheme : Keeping in line with the global trends, Employees Stock Option Scheme was put in place by the Company. During the year, the Committee approved and implemented the Employees Stock Option Scheme (the Scheme), and granted 2,87,28,000 (two crore eighty seven lakh twenty eight thousand only) Options at the rate of Rs.1,284/- (being the closing market price on NSE on March 15, 2007 as rounded to Rs. 1,284/-) plus all taxes, as may be levied on the Company in this regard, to Eligible Employees of the Company and its Subsidiary Companies, subject to the provisions of the Scheme, statutory provisions including SEBI Guidelines as may be applicable from time to time and the rules and procedures set out by the Company from time to time in this regard.

Meetings : During the year, the Committee met twice, details of which are as under-

Sl. No.	Date	Committee Strength	No. of Members Present
1	February 6, 2007	4	4
2	March 16, 2007	4	3

Attendance of each Member at the Committee meetings held during the year

Committee Member	No. of meetings attended
Y. P. Trivedi, Chairman	2
Mahesh P. Modi	2
Prof. Dipak C. Jain	2
Mukesh D. Ambani	1

(iv) Finance Committee

Composition : The Finance Committee of the Board comprises Shri Mukesh D. Ambani, Chairman, Shri Nikhil R. Meswani and Shri Hital R. Meswani.

Terms of Reference :

- Review the Company's financial policies, risk assessment and minimisation procedures, strategies and capital structure, working capital and cash flow management and make such reports and recommendations to the Board with respect thereto as it may deem advisable.
- Review banking arrangements and cash management
- Exercise all powers to borrow moneys (otherwise than by issue of debentures), from time to time, such that the amount of all such borrowings including bonds / debentures, but excluding temporary loans obtained from the bankers in the ordinary course of business outstanding at any time shall not exceed Rs. 35,000 crore and taking necessary actions connected therewith including refinancing for optimisation of borrowing costs.
- Giving of guarantees / issuing letters of comfort / providing securities within the limits approved by the Board.
- Borrow monies by way of loan and / or issuing and allotting Bonds / Notes denominated in one or more foreign currencies in international markets, for the purpose of refinancing the existing debt, capital expenditure, general corporate purposes including working capital requirements and possible strategic investments within the limits approved by the Board.
- Provide corporate guarantee / performance guarantee by the Company within the limits approved by the Board.
- Approve to open and operate Investment Management Accounts with Foreign Banks and appoint them as Agents, establishment of representative / sales offices in or outside India etc.
- Carry out any other function as is mandated by the Board from time to time and / or enforced by any statutory notification, amendment or modification as may be applicable.
- Other transactions or financial issues that the Board may desire to have them reviewed by the Finance Committee.
- Delegate authorities from time to time to the Executives / Authorised persons to implement the decisions of the Committee.
- Regularly review and make recommendations about changes to the charter of the Committee

Finance Committee meets as and when the need to consider any matter assigned to it arises.

(v) Health, Safety and Environment (HS&E) Committee

Composition : The Board has constituted Health, Safety and Environment Committee comprising Shri Hital R. Meswani, Chairman, Shri Hardev Singh Kohli and Dr. Dharam Vir Kapur.

Terms of Reference : The Health, Safety and Environment Committee has been constituted, inter alia, to monitor and ensure maintaining highest standards of environmental, health and safety norms and compliance with applicable pollution and environmental laws at all works / factories / locations of the Company and to recommend measures, if any, for improvement in this regard.

The Committee reviews, inter alia, the Health Safety and Environment Policy of the Company, performance on health, safety and environment matters and the procedures and controls being followed at various Plants of the Company and compliance with the relevant statutory provisions.

Meetings : The Committee met four times during the year the details of which are as under :

Sl. No.	Date	Committee Strength	No. of Members Present
1	April 27, 2006	3	3
2	July 27, 2006	3	2
3	October 19, 2006	3	3
4	January 18, 2007	3	3

Attendance of each Member at the HS&E Committee meetings held during the year

Committee Member	No. of meetings attended
Hital R. Meswani, Chairman	3
Hardev Singh Kohli	4
Dr. Dharam Vir Kapur	4

(vi) Remuneration Committee

Composition : The Board has constituted Remuneration Committee comprising Shri Mansingh L. Bhakta, Chairman, Shri Yogendra P. Trivedi, Shri S. Venkitaramanan and Dr. Dharam Vir Kapur.

Terms of Reference : The Remuneration Committee has been constituted to recommend / review remuneration of the Managing Director and Wholetime Directors, based on their performance and defined assessment criteria.

Meetings : There was no meeting of the Remuneration Committee during the year, as no revision in remuneration was considered.

Remuneration policy, details of remuneration and other terms of appointment of Directors :

The remuneration policy of the Company is directed towards rewarding performance, based on review of achievements on a periodic basis. The remuneration policy is in consonance with the existing Industry practice.

The aggregate value of salary and perquisites including commission paid for the year ended March 31, 2007 to the Managing Directors and Wholetime Directors is as follows : Shri Mukesh D. Ambani, Chairman and Managing Director, Rs. 30.46 crore (Salary Rs. 0.60 crore, Perquisites Rs. 0.48 crore and Commission Rs. 29.06 crore); Shri Nikhil R. Meswani, Executive Director, Rs. 7.77 crore (Salary Rs. 0.15 crore, Perquisites Rs.0.24 crore and Commission Rs. 7.265 crore); Shri Hital R. Meswani Rs. 7.76 crore (Salary Rs. 0.15 crore, Perquisites Rs. 0.24 crore and Commission Rs. 7.265 crore); Shri Hardev S. Kohli Rs. 1.15 crore (Salary Rs. 0.38 crore and Perquisites Rs. 0.54 crore). Commission payable is variable and is based on the net profits of the Company.

Besides this, all the Wholetime Directors are also entitled to Company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent not taxable and Gratuity and encashment of leave at the end of tenure, as per the rules of the Company and to the extent not taxable. The tenures of the office of the Wholetime Directors are for a period of 5 years from their respective dates of appointments and can be terminated by either party by giving three months' notice in writing. There is no separate provision for payment of severance fees.

The Company has granted stock options to the Executive Directors as under -

1. Shri Nikhil R. Meswani .. 7,00,000
2. Shri Hital R. Meswani .. 7,00,000
3. Shri Hardev Singh Kohli .. 50,000

The Chairman and Managing Director, Shri Mukesh D. Ambani, being the Promoter of the Company, has not been granted any stock option in compliance with the SEBI Guidelines. The other relevant details of stock options, including exercise period, vesting period etc. are covered elsewhere in this Report.

The Non-Executive Directors are paid sitting fee at the rate of Rs.20,000/- for attending each meeting of the Board and / or Committee thereof. The Non-Executive Directors are also paid collectively commission amounting to Rs.1,00,00,000/- on an annual basis, in such proportion as may be decided by the Board, provided that the total commission payable to such Directors shall not exceed 1% of the net profits of the Company.

Sitting fee and commission to the Non-Executive Directors, for 2006-07 are as detailed below :

Name of the Non-Executive Director	Sitting Fee Rs.	Commission Payable Rs.	Total Rs.
Ramniklal H. Ambani	1,80,000	12,50,000	14,30,000
Mansingh L. Bhakta	2,40,000	12,50,000	14,90,000
Yogendra P. Trivedi	6,00,000	12,50,000	18,50,000
S. Venkitaramanan	2,80,000	12,50,000	15,30,000
Dr. Dharam Vir Kapur	4,80,000	12,50,000	17,30,000
Mahesh P. Modi	4,20,000	12,50,000	16,70,000
Prof. Ashok Misra	1,80,000	12,50,000	14,30,000
Prof. Dipak C. Jain	3,20,000	12,50,000	15,70,000
Total	27,00,000	1,00,00,000	1,27,00,000

There were no other pecuniary relationships or transactions of the Non-Executive Directors vis-à-vis the Company. The Company has not granted any stock option to any of its Non-Executive Directors.

(vii) Shareholders' / Investors' Grievance Committee

Composition : The Board has constituted Shareholders' / Investors' Grievance Committee (the Committee), comprising Shri Mansingh L. Bhakta, (Chairman), Shri Yogendra P. Trivedi, Shri Mukesh D. Ambani, Shri Nikhil R. Meswani and Shri Hital R. Meswani.

Terms of Reference : The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with transfer of securities of the Company. The Committee also looks into redressal of shareholders'/ investors' complaints related to transfer of shares, non-receipt of Balance Sheet, non-receipt of declared dividends, etc. The Committee oversees performance of the Registrars and Transfer Agents of the Company, and recommends measures for overall improvement in the quality of investor services. The Committee also monitors implementation and compliance of the Company's Code of Conduct for Prohibition of Insider Trading in pursuance of SEBI (Prohibition of Insider Trading) Regulations, 1992. The Board has delegated the power of approving transfer of securities to the Managing Director and / or the Company Secretary.

Meetings : During the year, the Committee met three times, details of which are as under :

Sl. No.	Date	Committee Strength	No. of Members Present
1	July 6, 2006	5	5
2	October 12, 2006	5	4
3	January 11, 2007	5	5

Attendance of each Member at the Committee meetings held during the year

Committee Member	No. of meetings attended
Mansingh L. Bhakta, Chairman	3
Yogendra P. Trivedi	3
Mukesh D. Ambani	3
Nikhil R. Meswani	2
Hital R. Meswani	3

Compliance Officer

Shri Vinod M. Ambani is the Compliance Officer for complying with the requirements of SEBI Regulations and the Listing Agreements with the Stock Exchanges in India.

Investor Grievance Redressal

The total number of complaints received and resolved to the satisfaction of investors during the year under review and their break-up are provided as under :

Type of Complaints	Number of Complaints
Non-Receipt of Annual Reports	277
Non-Receipt of Dividend Warrants	5128
Non-Receipt of Interest / Redemption Warrants	1760
Non-Receipt of Certificates	915
Total	8080

There were no outstanding complaints as on March 31, 2007. 286 requests for transfers and 1172 requests for dematerialisation were pending for approval as on March 31, 2007, which were approved and dealt with by April 3, 2007.


No. of Complaints Received
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
No. of Complaints
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
Financial Year

B. Functional Committees

The Board may, from time to time, constitute one or more Functional Committees delegating thereto powers and duties with respect to specific purposes. Meetings of such Committees are held as and when the need arises. Time schedule for holding the meetings of such functional committees are finalised in consultation with the Committee Members.

The Board has constituted the Retail Business Committee, comprising Shri Yogendra P. Trivedi, Chairman, Dr. Dharam Vir Kapur and Prof. Dipak C. Jain, to study the Retail Business Opportunity and to apprise the Board of Directors. During the year, five meetings of the Committee were held on April 7, 2006, April 27, 2006, June 27, 2006, July 20, 2006 and January 11, 2007, where all the members were present.

Procedure at Committee Meetings

The Company's guidelines relating to Board meetings are applicable to Committee meetings as far as may be practicable. Each Committee has the authority to engage outside experts, advisers and counsel to the extent it considers appropriate to assist in its work. Minutes of the proceedings of the Committee meetings are placed before the Board meetings for perusal and noting.

7. **Code of Business Conduct and Ethics for Directors and management personnel**

The Code of Business Conduct and Ethics for Directors and management personnel ('the Code'), as recommended by the Corporate Governance and Stakeholders' Interface Committee and adopted by the Board, is a comprehensive Code applicable to all Directors and management personnel. The Code while laying down, in detail, the standards of business conduct, ethics and governance, centres around the following theme :

"The Company's Board of Directors and management personnel are responsible for and are committed to setting the standards of conduct contained in this Code and for updating these standards, as appropriate, to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders as also to reflect corporate, legal and regulatory developments. This Code should be adhered to in letter and in spirit."

A copy of the Code has been put on the Company's website www.ril.com.

The Code has been circulated to all the members of the Board and management personnel and the compliance of the same is affirmed by them annually. A declaration signed by the Chairman & Managing Director is given below :

I hereby confirm that the Company has obtained from all the members of the Board and management personnel, affirmation that they have complied with the Code of Business Conduct and Ethics for Directors and management personnel in respect of the financial year 2006-07.

Mukesh D. Ambani

Chairman & Managing Director

8. **Whistle Blower Mechanism**

The Company promotes ethical behaviour in all its business activities and has put in place mechanism of reporting illegal or unethical behaviour. Employees are free to report violations of laws, rules, regulations or unethical conduct to their immediate supervisor / notified person. The reports received from any employee will be reviewed by the Ethics Office and the Corporate Governance and Stakeholders' Interface Committee. The Directors and management personnel are obligated to maintain confidentiality of such reportings and ensure that the whistle blowers are not subjected to any discriminatory practices.

9. **Subsidiary Monitoring Framework**

All the subsidiary companies of the Company are Board managed with their Boards having the rights and obligations to manage such companies in the best interest of their stakeholders. As a majority shareholder, the Company nominates its representatives on the Boards of subsidiary companies and monitors the performance of such companies, inter alia, by the following means –

a) Financial statements, in particular the investments made by the unlisted subsidiary companies, are reviewed quarterly by the Audit Committee of the Company.

b) All minutes of the meetings of the unlisted subsidiary companies are placed before the Company's Board regularly.

c) A statement containing all significant transactions and arrangements entered into by the unlisted subsidiary companies is placed before the Company's Board.

Shri Yogendra P. Trivedi and Shri Mahesh P. Modi, Independent Directors of the Company have been appointed as Independent Directors on the Board of Reliance Petroleum Limited, a listed subsidiary of the Company. Prof. Dipak C. Jain, Independent Director of the Company has been appointed as a Director on the Board of Reliance Retail Limited, a subsidiary of the Company.

Brief of the Company's subsidiary companies as on March 31, 2007 are as under :

Sl. No.	Name of the Subsidiary	Country in which incorporated
1	Reliance Industrial Investments and Holdings Limited	India
2	Reliance Ventures Limited	India
3	Reliance Strategic Investments Limited	India
4	Reliance Industries (Middle East) DMCC	U.A.E.
5	Reliance Jamnagar Infrastructure Limited	India
6	Reliance Petroleum Limited	India
7	Reliance Retail Limited	India
8	Reliance Netherlands BV	Netherlands
9	Reliance Haryana SEZ Limited	India
10	Ranger Farms Limited	India
11	Retail Concepts & Services (India) Private Limited	India
12	Reliance Retail Insurance Broking Limited	India
13	Reliance Dairy Foods Limited	India
14	Reliance Retail Finance Limited	India
15	Reliance Exploration & Production – DMCC	U.A.E.
16	RESQ Limited	India
17	Reliance Global Management Services Private Limited	India

10. **General Body Meetings**

Location, date and time of the Annual General Meetings held during the preceding 3 years and the Special Resolutions passed thereat are as follows :

Year	Location	Date and Time	Special Resolutions passed
2003-04	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai-400 020	June 24, 2004 11.00 a.m.	No special resolution passed.
2004-05	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai-400 020	August 3, 2005 11.00 a.m.	1. For re-appointment of Shri Hardev Singh Kohli as the Executive Director of the Company. 2. For payment of commission to the Directors of the Company other than the Managing Director and Wholetime Directors.
2005-06	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai-400 020	June 27, 2006 11.00 a.m.	1. For approving the Employees Stock Option Scheme for granting stock options to the employees of the Company. 2. For extension of the Employees Stock Option Scheme to the directors and employees of the Company's subsidiaries.

Special Resolution Passed Through Postal Ballot :
A Special Resolution was passed on March 29, 2007, by the Company's members through postal ballot under Chapter XIII of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 read with Section 81(1A) of the Companies Act, 1956, for preferential issue of 12,00,00,000 warrants @ Rs.1,402 per warrant to entities in the Promoter Group, convertible into an equal number of equity shares of the Company. Details of the aforesaid special resolution passed through postal ballot are as under –

(a) **Person who conducted the postal ballot exercise :** The Board appointed Dr. S. D. Israni, Practising Company Secretary, as the Scrutinizer to conduct postal ballot voting process. Dr. Israni conducted the process and submitted his report to the Chairman and Managing Director.

(b) **Procedure followed :**

(i) The Postal Ballot Notice and accompanying documents were despatched to shareholders under certificate of posting.

(ii) A calendar of events along with Board Resolution was submitted to the Registrar of Companies, Maharashtra, Mumbai.

(c) **Details of voting pattern :** After scrutinizing all the ballot forms received, the Scrutinizer reported that the shareholders representing 99.94% of the total voting strength voted in favour of the resolution, based on which the results were declared and the resolution was carried with overwhelming majority.

Court Convened Meetings : On April 21, 2007, meetings of the shareholders, secured creditors (including debentureholders) and unsecured creditors of the Company convened by the Hon'ble High Court of Judicature at Bombay, were held wherein the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with the Company ('the Scheme') was approved with an overwhelming majority. The Scheme has since become effecitve on September 5, 2007, the Appointed Date of the Scheme being April 1, 2006.

11.a **Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its Promoters, the Directors or the management, their relatives, or subsidiaries, etc. that may have potential conflict with the interests of the Company at large**

None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of Members is drawn to the disclosures of transactions with the related parties set out in Notes on Accounts – Schedule ' O', forming part of the Annual Report.

The Company's major related party transactions are generally with its Subsidiaries and Associates. The related party transactions are entered into based on considerations of various business exigencies such as synergy in operations, sectoral specialisation and the Company's long term strategy for sectoral investments, optimization of market share, profitability, legal requirements, liquidity and capital resources of Subsidiaries and Associates.

All related party transactions are negotiated on arms length basis and are intended to further the interests of the Company.

b. **Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any other statutory authority, on any matter related to capital markets, during the last three years.**

There has been no instance of non-compliance by the Company on any matter related to capital markets during the last three years and hence no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authority.

c. **Disclosure of Accounting Treatment**

Excess of the fair value of the net assets taken over by the Company over the fully paid up value of equity shares to be issued and allotted pursuant to the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with the Company (the Scheme) and stamp duty payable on Amalgamation amounting to Rs. 5,461.25 crore have been credited to the Securities Premium Account as prescribed in the Scheme. Had the Scheme not prescribed this accounting treatment, the said amount would have been credited to Capital Reserve.

12. **Means of Communication**

Half Yearly Reports : Half Yearly Reports covering financial results are sent to members at their registered addresses.

Quarterly Results : Quarterly Results are published in 'The Economic Times' and 'Maharashtra Times'.

News Releases, Presentations etc. : Official news releases, detailed presentations made to media, analysts, institutional investors, etc. are displayed on the Company's website www.ril.com.

Website : The Company's website www.ril.com contains a separate dedicated section 'Investor Relations' where shareholders information is available. Full Annual Report is also available on the website in a user- friendly and downloadable form.

Annual Report : Annual Report containing, inter alia, Audited Annual Accounts, Consolidated Financial Statements, Directors' Report, Auditors' Report, and other important information is circulated to members and others entitled thereto. The Management Discussion and Analysis (MD&A) Report forms part of the Annual Report.

SEBI EDIFAR: Annual Report, Quarterly Results, Shareholding Pattern etc. of the Company are also posted on the SEBI EDIFAR website www.sebiedifar.nic.in.

Designated Exclusive email-id : The Company has designated the following email-ids exclusively for investor servicing

(a) For queries on Annual Report– investor_relations@ril.com

(b) For queries in respect of shares in physical mode – rilinvestor@karvy.com

Other Means : The Company works on various means and ways for making the general meetings effective. Such means and ways include distribution of providing forms to the shareholders before the meeting starts by which means the shareholders can write their questions in advance of the meetings, in addition to their opportunity to ask questions at the meeting.

Shareholders' Feedback Survey : Along with the last year's Annual Report, the Company sent shareholders' feedback form seeking shareholders' views on various matters relating to the Annual Report and investor services.

The shareholders were requested to rate the services on five parameters, viz., (1) Excellent, (2) Very Good, (3) Good, (4) Satisfactory and (5) Unsatisfactory.

Many shareholders participated and sent their feedback to the Company during the year. An analysis of the feedback received from the shareholders is given hereunder –

Itemwise Rating


Excellent
Very Good
Good
Satisfactory
Unsatisfactory
Directors' Report and Management's Discussion and Analysis
Report on Corporate Governance
Shareholders' Referencer
Quality of Financial and non-financial information in the Annual Report
Information on Company's Website
Overall Contents Rating

Overall Rating


Unsatisfactory 2.45
Satisfactory 6.69
Good 17.05
Very Good & Excellent 73.79

13. General Shareholder Information

13.1 Company Registration Details : The Company is registered in the State of Maharashtra, India. The Corporate Identity Number (CIN) allotted to the Company by the Ministry of Corporate Affairs (MCA) is L17110MH1973PLC019786.

13.2 Annual General Meeting:

Day, Date, Time and Venue

Friday, October 12, 2007 at 11.00 a.m.

Birla Matushri Sabhagar,

19, New Marine Lines,

Mumbai 400020

13.3 Financial Year : April 1 to March 31

13.4 Book Closure Period

Friday, October 5, 2007 to Friday, October 12, 2007 (both days inclusive), for AGM

13.5 Dividend Payment Date

Interim Dividend was paid on March 23, 2007

13.6 Listing of Equity Shares, Debt Securities and Global Depository Receipts (GDRs) on Stock Exchanges, Payment of Listing Fee, Stock Codes etc.

Exchange	Code / Trading Symbol	ISIN / CUSIP
Equity Shares		
Bombay Stock Exchange Limited, (BSE), Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001	500325	INE002A01018
National Stock Exchange of India Limited (NSE), "Exchange Plaza", Bandra-Kurla Complex, Bandra (E), Mumbai 400 051	RELIANCE EQ	INE002A01018
GDRs		
Luxembourg Stock Exchange. 11, Avenue de la Porte-Neuve, L-2227 Luxembourg	RILYP	759470107

Also traded on PORTAL System (NASDAQ, USA) and SEAQ System (London Stock Exchange).

Overseas Depository

The Bank of New York Mellon Corporation
101 Barclay Street
New York NY 10286 USA

Domestic Custodian

ICICI Bank Limited
Empire Complex, E7/F7, 1st Floor,
414, Senapati Bapat Marg,
Lower Parel, Mumbai-400 013

Payment of Listing Fees : Annual listing fee for the year 2007-08 (as applicable) has been paid by the Company to BSE and NSE. Annual maintenance and listing agency fee for the calendar year 2006 has been paid by the Company to the Luxembourg Stock Exchange.

Debt Securities

The Wholesale Debt Market (WDM) Segment of NSE.

Debenture Trustees

Axis Bank Limited
Maker Tower F, 13th Floor, Cuffe Parade, Colaba,
Mumbai 400 005

IDBI Trusteeship Services Limited
Asian Building, Ground Floor,
17, R. Kamani Marg, Ballard Estate,
Mumbai 400 023

13.7 Stock Market Data

	Bombay Stock Exchange (BSE) (In Rs. per share)		National Stock Exchange (NSE) (In Rs. per share)	
	Month's High Price	Month's Low Price	Month's High Price	Month's Low Price
April 2006	1,029.45	796.00	1,050.00	801.00
May 2006	1,195.00	806.00	1,184.40	840.00
June 2006	1,062.00	810.00	1,064.00	807.00
July 2006	1,100.00	941.65	1,100.00	941.50
August 2006	1,144.90	940.00	1,139.90	952.00
September 2006	1,189.90	1,075.20	1,196.80	1,073.10
October 2006	1,240.20	1,138.15	1,240.00	1,138.50
November 2006	1,315.90	1,220.15	1,315.95	1,220.10
December 2006	1,350.00	1,181.00	1,309.00	1,176.35
January 2007	1,409.00	1,252.55	1,428.00	1,264.10
February 2007	1,445.00	1,341.10	1,444.40	1,305.10
March 2007	1,420.00	1,250.00	1,383.80	1,248.20

Source: BSE & NSE websites

The closing market price on September 10, 2007 is Rs. 1,987.20 per equity share on BSE and Rs. 1,985.60 on NSE.


RIL share price on BSE
High
Low
1600
1400
1200
1000
800
600
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
1029.45
1195.00
1062.00
1100.00
1144.90
1189.90
1240.20
1315.90
1350.00
1409.00
1445.00
1420.00
796.00
806.00
810.00
941.65
940.00
1075.20
1138.15
1220.15
1181.00
1252.55
1341.10
1250.00


RIL share price on NSE
High
Low
1600
1400
1200
1000
800
600
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07

13.8 Share price performance in comparison to broad based indices – BSE Sensex and NSE Nifty

RIL share price performance relative to BSE Sensex based on share price on March 31, 2007

	Percentage Change in		
	RIL Share price	Sensex	RIL relative to Sensex
Financial Year 2006-07	71.85	15.89	48.29
2 years	225.15	101.33	61.50
3 years	229.92	133.82	41.10
5 years	490.34	276.79	56.68
10 years	1258.71	288.95	249.33

RIL share price performance relative to Nifty based on share price on March 31, 2007

	Percentage Change in		
	RIL Share price	Nifty	RIL relative to Nifty
Financial Year 2006-07	72.29	12.31	53.40
2 years	225.55	87.73	73.41
3 years	230.39	115.68	53.19
5 Years	491.97	238.32	74.97
10 Years	1252.88	294.67	242.79

13.9 Registrar and Transfer Agents:

Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034
E-Mail: rilinvestor@karvy.com
Telephone Nos. : +91-40-23320666 / 23320711/ 23323037
Fax No.: +91 40 2332 3058

List of Investor Service Centres of Karvy Computershare Private Limited forms part of the Annual Report.

13.10 Share Transfer System

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 7 days from the date of receipt, subject to the documents being valid and complete in all respects. The Board has delegated the authority for approving transfer, transmission etc. of the Company's securities to the Managing Director and /or Company Secretary. A summary of transfer / transmission of securities of the Company so approved by the Managing Director / Company Secretary, is placed at every Board Meeting. The Company obtains from a Company Secretary in Practice half-yearly certificate of compliance with the share transfer formalities as required under Clause 47(c) of the Listing Agreement with Stock Exchanges and files a copy of the certificate with the Stock Exchanges.

13.11 Distribution of Shareholding as on March 31, 2007


Others
17.15%
Banks/MFs/FIs
7.97%
Promoter & Promoter Group 50.98%
Foreign Investors
23.90%

Share Ownership Pattern as on March 31, 2007

Sl. No.	Name of the Shareholder(s)	No. of Shares	% of Total Share Holding
1	Promoter & Promoter Group*	710370687	50.98
2	Mutual Funds & Unit Trust of India	34520821	2.48
3	Banks, Financial Institutions and Insurance Companies	76551933	5.50
4	Foreign Institutional Investors	271623991	19.49
5	Private Corporate Bodies	59562329	4.27
6	Indian Public	179375149	12.87
7	Non Resident Indians/Overseas Corporate Bodies	11566390	0.83
8	Depository under GDR facility	49936741	3.58
	Grand Total	1393508041	100.00

* The Company (RIL) was founded by late Shri Dhirubhai Ambani. Shri Mukesh D. Ambani is the Promoter of the Company.

Top 10 Shareholders

Sl. No.	Name of the Shareholder(s)	No. of Shares	% of Total Share Holding
1	Petroleum Trust (through Trustees for sole beneficiary- M/s. Reliance Industrial Investments and Holdings Ltd.)	104660154	7.51
2	Life Insurance Corporation of India	62750482	4.50
3	Eklavya Mercantile Private Limited	61337013	4.40
4	Bhumika Trading Private Limited	60598878	4.35
5	Ekansha Enterprise Private Limited	59709857	4.28
6	The Bank of New York as Depository (for GDRs)	49936741	3.58
7	Reliance Enterprises Limited	44781625	3.21
8	Bahar Trading Private Limited	43328996	3.11
9	Anumati Mercantile Private Limited	43109368	3.09
10	Madhuban Merchandise Private Limited	34233723	2.46

Shareholding Pattern by Size

		Electronic			Physical			Total		
Sl. No.	Category (Shares)	Holders	Shares	% to total Shares	Holders	Shares	% to total Shares	Holders	Shares	% to total Shares
1	1 - 500	745423	61356952	4.62	1102501	51448449	79.18	1847924	112805401	8.10
2	501 - 1000	24205	17147759	1.29	6514	4478450	6.89	30719	21626209	1.55
3	1001 - 2000	9300	12932350	0.97	1813	2477425	3.81	11113	15409775	1.11
4	2001 - 3000	2467	6067006	0.46	399	979079	1.51	2866	7046085	0.51
5	3001 - 4000	1010	3532656	0.27	162	570142	0.88	1172	4102798	0.29
6	4001 - 5000	606	2760042	0.21	93	424174	0.65	699	3184216	0.23
7	5001 - 10000	934	6625448	0.50	106	758233	1.17	1040	7383681	0.53
8	10001 - 20000	440	6237283	0.47	48	659333	1.01	488	6896616	0.49
9	Above 20000	1082	1211869239	91.22	36	3184021	4.90	1118	1215053260	87.19
	TOTAL	785467	1328528735	100.00	1111672	64979306	100.00	1897139	1393508041	100.00

Geographical Distribution of Shareholders

		Electronic				Physical				Total			
Sr. No.	Name of the City	Holders	% age	Shares	% age	Holders	% age	Shares	% age	Holders	% age	Shares	% age
1	Mumbai	192376	10.14	1240719008	89.04	192254	10.13	17383566	1.25	3 84 630	20.27	1258102574	90.28
2	Delhi	65598	3.46	14756134	1.06	99042	5.22	5784278	0.42	1 64 640	8.68	20540412	1.47
3	Ahmedabad	45984	2.42	13078956	0.94	67703	3.57	3184070	0.23	1 13 687	5.99	16263026	1.17
4	Kolkata	35959	1.90	6861090	0.49	45931	2.42	2552765	0.18	81 890	4.32	9413855	0.68
5	Bangalore	30892	1.63	4528628	0.32	32119	1.69	2240806	0.16	63 011	3.32	6769434	0.49
6	Chennai	26634	1.40	5388108	0.39	30434	1.60	1602883	0.12	57 068	3.01	6990991	0.50
7	Pune	26633	1.40	4473747	0.32	22908	1.21	1400121	0.10	49 541	2.61	5873868	0.42
8	Hyderabad	19162	1.01	2272445	0.16	26124	1.38	1244066	0.09	45 286	2.39	3516511	0.25
9	Vadodara	18556	0.98	2404705	0.17	22341	1.18	1132813	0.08	40 897	2.16	3537518	0.25
10	Others	323673	17.06	34045914	2.44	572816	30.19	28453938	2.04	8 96 489	47.25	62499852	4.49
	Total	785467	41.40	1328528735	95.34	1111672	58.60	64979306	4.66	18 97 139	100.00	13935 08 041	100.00

13.12 Build up of Equity Share Capital

Sl. No.	Particulars	Allotment Date	No. of Shares
1	Subscribers to Memorandum	October 19, 1975	1 100
2	Shareholders of Reliance Textile Industries Limited (Merged with the Company)	May 9, 1977	59 50 000
3	Conversion of Loan	September 28, 1979	9 40 000
4	Rights Issue - I	December 31, 1979	6 47 832
5	Bonus Issue - I	September 19, 1980	45 23 359
6	Debenture - Series - I Conversion	December 31, 1980	8 40 575
7	Consolidation of Fractional Coupon Shares	May 15, 1981	24 673
8	Conversion of Loan	June 23, 1981	2 43 200
9	Conversion of Loan	September 22, 1981	1 40 800
10	Rights Issue - II	October 6, 1981	23 80 518
11	Debenture - Series - II Conversion	December 31, 1981	8 42 529
12	Debenture - Series - I Conversion - Phase II	December 31, 1981	27 168
13	Shareholders of Sidhpur Mills Co Limited (Merged with the Company)	April 12, 1982	81 059
14	Rights Issue - II NRIs	June 15, 1982	774
15	Debenture - Series - III Conversion	August 31, 1982	19 20 000
16	Rights Issue - II	September 9, 1982	41
17	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - II	December 29, 1982	1 942
18	Bonus Issue- II	September 30, 1983	1 11 39 564
19	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - III	September 30, 1983	371
20	Debenture - Series - IV Conversion	September 30, 1983	64 00 000
21	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - IV	April 5, 1984	617
22	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - V	June 20, 1984	50
23	Debenture - Series - I Conversion	October 1, 1984	97 66 783
24	Debenture - Series - II Conversion	December 31, 1984	2 16 571
25	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - VI	January 31, 1985	91
26	Consolidation of Fractional Coupon Shares	April 30, 1985	45 005
27	Debenture - Series - E Conversion	April 30, 1985	53 33 333
28	Debenture - Series - III Conversion	July 5, 1985	52 835
29	Debenture - Series - IV Conversion	December 17, 1985	42 871
30	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - VII	December 31, 1985	106
31	Consolidation of Fractional Coupon Shares	December 31, 1985	610
32	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - VIII	November 15, 1986	40 284
33	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - IX	April 1, 1987	169
34	Debenture - Series - G Conversion	August 1, 1987	6 60 30 100

Sl. No.	Particulars	Allotment Date	No. of Shares
35	Rights Issue - III	February 4, 1988	3 15 71 695
36	Debenture - Series - G Conversion	February 4, 1988	29 35 380
37	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - X	June 2, 1988	25
38	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - XI	October 31, 1988	10
39	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - XII	November 29, 1990	322
40	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - XIII	May 22, 1991	46
41	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - XIV	October 10, 1991	25
42	Euro Issue- GDR-I	June 3, 1992	1 84 00 000
43	Shareholders of Sidhpur Mills Co Limited (Merged with the Company)		4 060
44	Shareholders of Reliance Petrochemicals Limited (Merged with the Company)	December 4, 1992	7 49 42 763
45	Loan Conversion	July 7, 1993	3 16 667
46	Debenture - Series - H Conversion	August 26, 1993	3 64 60 000
47	Warrant Conversion (Debenture - Series F)	August 26, 1993	1 03 16 092
48	Euro Issue GDR - II	February 23, 1994	2 55 32 000
49	Loan Conversion	March 1, 1994	18 38 950
50	Warrant Conversion (Debenture - Series J)	August 3, 1994	87 40 000
51	Private Placement of Shares	October 21, 1994	2 45 45 450
52.	Conversion of Reliance Petrochemicals Limited Debentures	December 22, 1994	75 472
53	Shareholders of Reliance Polypropylene Limited and Reliance Polyethylene Limited (Merged with the Company)	March 16, 1995	9 95 75 915
54	Warrants Conversion	March 10, 1995	74 80 000
55	Conversion of 3.5% ECB Due 1999 - I	May 24, 1997	544
56	Conversion of 3.5% ECB Due 1999 - II	July 11, 1997	13 31 042
57	Conversion of 3.5% ECB Due 1999 - III	July 22, 1997	6 05 068
58	Conversion of 3.5% ECB Due 1999 - IV	September 13, 1997	18 64 766
59	Conversion of 3.5% ECB Due 1999 - V	October 22, 1997	18 15 755
60	Conversion of 3.5% ECB Due 1999 - VI	November 4, 1997	1 03 475
61	Bonus Issue - III	December 20, 1997	46 60 90 452
62	Conversion of 3.5% ECB Due 1999 - VII	December 4, 1997	15 68 499
63	Conversion of 3.5% ECB Due 1999 - VIII	September 27, 1999	7 624
64	Conversion of Warrants	January 12, 2000	12 00 00 000
65	Shareholders of Reliance Petroleum Limited (Merged with the Company)	October 23, 2002	34 26 20 509
	Total		**139 63 77 536**
	Less : Shares Bought Back and extinguished		**28 69 495**
	Total Equity as on March 31, 2007		**139 35 08 041**

13.13 Corporate Benefits

Dividend Declared for the last 10 Years

Financial Year	Dividend Declaration Date	Dividend Rate (%)
2006-07	10/03/2007	110.00
2005-06	27/06/2006	100.00
2004-05	03/08/2005	75.00
2003-04	24/06/2004	52.50
2002-03	16/06/2003	50.00
2001-02	31/10/2002	47.50
2000-01	15/06/2001	42.50
1999-00	13/06/2000	40.00
1998-99	24/06/1999	37.50
1997-98	26/06/1998	35.00*

* Dividend after Bonus Issue in the ratio of 1:1


Dividend Paid during last 10 Years
Percentage
110
100
90
80
70
60
50
40
30
20
10
0
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
Financial Year

Bonus Issues of Fully Paid-up Equity Shares

Financial Year	Ratio
1980-81	3:5
1983-84	6:10
1997-98	1:1

13.14 Dematerialisation of Shares


Physical
4.66%
CDSL
1.44%
NSDL
93.90%

95.34% of the Company's Paid up Equity Share Capital has been dematerialised upto March 31, 2007 (94.61% upto March 31, 2006). Trading in Equity Shares of the Company is permitted only in dematerialised form as per notification issued by SEBI.

Liquidity:

The Company's Equity Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges. RIL shares consistently rank among the top few frequently traded shares, both in terms of the number of shares traded, as well as value. The highest trading activity is witnessed on the BSE and NSE. Relevant data for the average daily turnover for the financial year 2006-2007 is given below:

	BSE	NSE	Total
Shares	1,598,375	4,247,286	5,845,661
Shares (in Rs. crs.)	152.04	464.62	637.58

[Source : This information is compiled from the data available from the websites of BSE and NSE]

13.15 Outstanding GDRs/Warrants and Convertible Bonds, Conversion Date and likely impact on equity

(a) **GDRs :** Outstanding GDRs as on March 31, 2007 represent 4,99,36,741 equity shares constituting 3.58% of the Paid up Equity Share Capital of the Company. Each GDR represent two underlying equity shares in the Company. GDR is not a specific time-bound instrument and can be surrendered any time and converted into the underlying equity shares in the Company. The shares so released in favor of the investors upon surrender of GDRs can either be held by the investors concerned in their name or sold off in the Indian secondary markets for cash.

(b) **Employee Stock Options :** A total of 2,87,28,000 stock options are outstanding. Each stock option, upon exercise of the same, would give rise to one equity share of Rs. 10/- each fully paid up. The exercise would be made at the market price prevailing as on the date of the grant, ie. Rs. 1284 per share plus taxes as may be levied on the Company in this regard. Therefore issuance of equity shares pursuant to exercise of stock options will not affect the profit and loss account of the Company.

These options vest over one year to a maximum period of seven years, depending upon specified criteria. The options can be exercised during a period of five years or such other period as the Employees Stock Compensation Committee may decide from the date of grant. The options unexercised during the exercise period would lapse.

(c) **Convertible Warrants :** A total of 12,00,00,000 warrants allotted on preferential basis on April 12, 2007, to entities in the Promoter Group @ 1402/-, being the price calculated as per the specifications of the SEBI (Disclosure and Investor Protection) Guidelines, 2000, are outstanding. Such warrants are exercisable within a maximum period of 18 months from the date of allotment, into an equal number of fully paid-up equity shares of the Company.

13.16 Locations of Manufacturing Facilities

Allahabad
A/10-A/27, UPSIDC Industrial Area,
Kailash Nagar, Karchana, P. O. T.S.L.,
Dist. Allahabad - 211 010
Uttar Pradesh, India

Barabanki
Dewa Road, Somaiya Nagar,
Barabanki - 225 123
Uttar Pradesh, India

Baulpur
Baulpur, District Dhenkanal
Orissa - 759 031, India

Gandhar
P. O. Dahej, Bharuch - 392 130,
Gujarat, India

Hazira
Village Mora, Bhatha P.O. Surat-Hazira Road
Surat – 394 510, Gujarat, India.

Hoshiarpur
Dharmshala Road, V.P.O. Chohal,
District Hoshiarpur,
Punjab - 146 014, India

Jamnagar
Village Motikhavdi, P.O. Digvijay Gram,
Dist. Jamnagar – 361 140
Gujarat, India.

Kurkumbh
D-1, M.I.D.C. Kurkumbh
Taluka Daund
Dist. Pune – 413 801
Maharashtra, India

Naroda
103/106,
Naroda Industrial Estate
Naroda, Ahmedabad – 382 320
Gujarat, India.

Nagpur
Village Dahali
Mouda Ramtek Road,
Tehsil Mouda - 441104
District Nagpur, Maharashtra, India

Nagothane
P. O. Petrochemicals Township,
Nagothane
Raigad - 402 125, Maharashtra, India

Patalganga
B-4, Industrial Area, Patalganga
Off Bombay-Pune Road
Near Panvel,
Dist. Raigad – 410 207
Maharashtra, India.

Silvassa
342, Kharadpada,
Near Silvassa
Union Territory of Dadra &
Nagar Haveli - 396 235, India

Vadodara
P. O. Petrochemicals
Vadodara - 391 346, Gujarat, India

13.17 Address for Correspondence

(i) **Investor Correspondence**

For transfer / dematerilisation of shares, payment of dividend on shares, interest and redemption of debentures and any other query relating to the shares and debentures of the Company.

For Shares held in Physical form
Karvy Computershare Private Limited
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad – 500 034
E-Mail: rilinvestor@karvy.com

For Shares/Debentures held in Demat form
To the investors' Depository Participant(s) and/or Karvy Computershare Private Limited.

(ii) **Any query on Annual Report**
Shri S. Sudhakar
Vice President–Corporate Secretarial
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021
Email:investor_relations@ril.com

13.18 Transfer of unpaid/unclaimed amounts to Investor Education and Protection Fund

During the year under review, the Company has credited Rs. 21.08 crore to the Investor Education and Protection Fund (IEPF) pursuant to Section 205C of the Companies Act, 1956 read with the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001. Details of the aforesaid transfer are as under :

Type of Transfer	Amount transferred (Rs. in crore)
Dividend	3.45
Interest on Debentures	0.11
Redemption of Debentures	17.52
Total amount transferred during the year	21.08*
Cumulative amount transferred to IEPF upto March 31, 2007	65.35

* includes amounts transfered to IEPF by the erstwhile IPCL

14 **Compliance Certificate of the Auditors**

Certificate from the Auditors of the Company, M/s. Chaturvedi & Shah, M/s. Deloitte Haskins & Sells and M/s. Rajendra & Co., confirming compliance with the conditions of Corporate Governance as stipulated under Clause 49, is annexed to the Directors' Report forming part of the Annual Report.

This Certificate has also been forwarded to the Stock Exchanges where the securities of the Company are listed.

15. **Adoption of Mandatory and Non-Mandatory Requirements of Clause 49**

The Company has complied with all the mandatory requirements of Clause 49. In addition, the Company complies with the following Non-mandatory requirements stipulated under Clause 49.

Remuneration Committee:

The Company has constituted Remuneration Committee to recommend / review remuneration of the Managing Director and Wholetime Directors based on their performance and defined assessment criteria.

Communication to shareholders:

Half yearly Reports covering financial results are sent to Members at their registered addresses.

Audit Qualification:

The Company is in the regime of unqualified financial statements.

Training of Board Members:

As part of ongoing knowledge sharing and updation, an Executive Brief of relevant statutory changes and landmark judicial pronouncements encompassing important laws such as the Company Law, SEBI Law, FEMA, Laws re. NBFCs, Income-tax Law etc. is circulated to all the Directors of the Company, every quarter.

Board members meet periodically senior managerial personnel and discuss about the areas of business interest of the Company. This process enhances the effectiveness of the Board in discharging its supervisory functions.

The Board is continuously empowered with the latest developments in the Company's businesses and external environment affecting the industry as a whole. Presentations are made to the Board on global business environment, all business areas of the Company including business opportunities, business strategy and the risks involved.

Mechanism for evaluating non-executive Board Members:

The Company is developing a suitable process for assessing the effectiveness of the Board and the Committees.

Whistle Blower policy:

The Company has a whistle blower mechanism wherein the employees are free to report violations of laws, rules, regulations or unethical conduct to their immediate supervisor or such other person as may be notified by the management to the workgroups. Such reports received will be reviewed by the Corporate Governance and Stakeholders Interface Committee from time to time. The confidentiality of those reporting violations shall be maintained and they shall not be subjected to any discriminatory practices.

16. **CEO and CFO Certification**

The Chairman and Managing Director and the Chief Financial Officer of the Company give certification on financial reporting and internal controls to the Board in terms of Clause 49.

17. **Secretarial Audit Report**

The Company has voluntarily appointed Dr. K.R. Chandratre, Practicing Company Secretary, to conduct Secretarial Audit of the Company for the financial year ended March 31, 2007, who has submitted his report confirming the compliance with all the applicable provisions of various corporate laws. The Secretarial Audit Report is annexed.

18. **Capital Integrity Audit**

The Audit Report, confirming that the total issued capital of the Company is in agreement with the total number of shares in physical form and the total number of dematerialised shares held with National Securities Depository Limited and Central Depository Services (India) Limited, is placed before the Board on a quarterly basis. A copy of the Audit Report is submitted to the Stock Exchanges in India where the securities of the Company are listed.

19. **Fee to Statutory Auditors**

The fee paid to the Statutory Auditors for the year was Rs. 8.77 crore (previous year Rs. 7.41 crore), including Rs. 3.20 crore (previous year Rs. 3.20 crore) as fees paid for certification in finance & tax matters.

Secretarial Audit Report

The Board of Directors
Reliance Industries Limited
Maker Chambers IV
Nariman Point
Mumbai 400 021

I have examined the registers, records and documents of Reliance Industries Limited ("the Company") for the financial year ended on March 31, 2007 maintained under the provisions of -

- The Companies Act, 1956 and the Rules made under that Act;
- The Depositories Act, 1996 and the Regulations and the Bye-laws framed under the Act;
- The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act')–
  - o The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992; and
  - o The Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000
  - o The Securities and Exchange Board of India (Employee Stock Options Scheme and Employee Stock Purchase Scheme) Guidelines, 1999
- The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the Rules made under that Act;
- The Listing Agreement with Bombay Stock Exchange Limited and National Stock Exchange of India Limited and Luxembourg Stock Exchange.

1. I report that, based on my examination and verification of the records produced to me and according to the information and explanations given to me by the Company, the Company has, in my opinion, complied with the provisions of the Companies Act, 1956 ("the Act") and the Rules made under the Act and Memorandum and Articles of Association of the Company, inter alia with regard to:

   (a) maintenance of various statutory registers and documents and making necessary entries therein;

   (b) closure of Register of Members/Debenture Holders;

   (c) forms, returns, documents and resolutions required to be filed with the Registrar of Companies;

   (d) service of documents by the Company on its Members, and Registrar of Companies.

   (e) Notice of Board meetings and Committee meetings of Directors;

   (f) the meetings of Directors and Committees of Directors including passing of resolutions by circulation;

   (g) the 32nd annual general meeting held on June 27, 2006;

   (h) the consent of the members obtained by way of special resolution passed through postal ballot in terms of Section 192A of the Companies Act, 1956 read with the provisions of the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001;

   (i) approval of the shareholders, secured creditors (including debentureholders) and unsecured creditors in their respective court convened meetings held on April 21, 2007 in terms of the Hon'ble Bombay High Court Order under Sections 391-394 of the Companies Act, 1956 read with the Companies (Court) Rules, in relation to amalgamation of Indian Petrochemicals Corporation Limited with the Company;

   (j) minutes of proceedings of General Meetings and of Board and other meetings;

   (k) approvals of shareholders, the Board of Directors, the Committee of Directors and government authorities, wherever required;

   (l) constitution of the Board of Directors and appointment, retirement and re-appointment of Directors;

   (m) appointment and remuneration of Directors including the Managing Director and Wholetime Directors;

   (n) appointment and remuneration of Auditors and Cost Auditors;

   (o) transfers and transmissions of the Company's shares and debentures and issue and delivery of original and duplicate certificates of shares and debentures;

   (p) declaration and payment of dividends including interim dividend and redemption of debentures ;

   (q) form of balance sheet as prescribed under Part I of Schedule VI to the Act and requirements as to Profit & Loss Account as per Part II of the said Schedule;

   (r) transfer of certain amounts as required under the Act to the Investor Education and Protection Fund;

   (s) borrowings and registration, modification and satisfaction of charges;

   (t) investment of the Company's funds including inter corporate loans and investments;

   (u) contracts, common seal, registered office and publication of name of the Company; and

   (v) generally, all other applicable provisions of the Act and the Rules made under that Act;

2. I further report that:

   (a) the Company's Directors have complied with the requirements as to disclosure of interests and concerns in contracts and arrangements, shareholdings /

debenture holdings and directorships in other companies and interests in other entities.

(b) the Company has obtained all necessary approvals of the Central Government or such other authorities, as the case may be, under the various provisions of the Act.

(c) there was no prosecution initiated against or show cause notice received by the Company and no fines or penalties were imposed on the Company under the Companies Act, SEBI Act, SCRA, Depositories Act, Listing Agreement and Rules, Regulations and Guidelines framed under the said Acts against the Company, its Directors and Officers.

3. I further report that the Company has complied with the provisions of the Depositories Act, 1996 and the Regulations and the Bye-laws framed thereunder with regard to dematerialisation / rematerialisation of securities and reconciliation of records of dematerialized securities with all securities issued by the Company.

4. I further report that:

(a) the Company has complied with the requirements under the Listing Agreements entered into with Bombay Stock Exchange Limited, National Stock Exchange of India Limited and Luxembourg Stock Exchange.

(b) the Company has complied with the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 with regard to the disclosures and maintenance of records required under the Regulations.

(c) the Company has complied with the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 with regard to disclosures and maintenance of records required under the Regulations.

(d) the Company has complied with the provisions of the Securities and Exchange Board of India (Employee Stock Options Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 with regard to implementation of Employees Stock Option Scheme, Grant of Options and related disclosures and other aspects.

(e) the Company has complied with the provisions of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 with regard to issue and allotment of convertible warrants on preferential basis to entities in the Promoter Group.

Dr. K R Chandratre
Practising Company Secretary
Certificate of Practice No. 5144

Place : Mumbai
Dated: August 22, 2007

Auditors' Certificate on Corporate Governance

To the Members,
RELIANCE INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance by Reliance Industries Limited, for the year ended on 31st March 2007, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company for ensuring compliance with the conditions of the Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and based on the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above-mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	For Rajendra & Co. Chartered Accountants
D. Chaturvedi **Partner** Membership No.: 5611	**A. Siddharth** **Partner** Membership No.: 31467	**A. R. Shah** **Partner** Membership No.: 47166

Place : Mumbai
Dated: September 10, 2007

Shareholders' Referencer*

Contents

At a Glance

Investor Service and Grievance Handling Mechanism

Matters Relating to Shareholders

I. Dividend

(A) Payment of Dividend

(B) Payment of Dividend through ECS Facility

(C) Course of Action in case of Non-receipt of Dividend, Revalidation of Dividend Warrants etc.

(D) Unclaimed Dividend

II. Dematerialisation / Rematerialisation of Shares

III. Nomination Facility

IV. Transfer / Transmission / Transposition / Duplicate Certificates etc.

V. Miscellaneous

(A) Change of address

(B) Change of name

(C) Authority to another person to deal with shares

VI. Shareholders' General Rights

VII. Duties / Responsibilities of Investors

VIII. General Safeguards

Initiatives Taken by the Company

Information Regarding Tax on Dividend and Sale of Shares

Investor Servicing and Grievance Redressal at External Agencies

Other Information

Contact Details

Annexures

1. ECS Mandate Form
2. Claim Form for receiving unpaid dividend from General Revenue Account of the Central Government
3. Nomination Form (Form 2B)
4. List of Investor Service Centres of Karvy

* This referencer has been prepared to facilitate shareholders to understand the procedures involved in implementing various investor-related transactions expeditiously and properly. It is also endeavoured to provide the related forms and other information that may be required by shareholders.

At a Glance

- **Presently, the Company has about 2 million folios of shareholders holding Equity Shares in the Company.**
- **Face value of the Company's Equity Shares is Rs. 10.**
- **The Company's Equity Shares are under compulsory trading in demat form only.**
- **Over 95% of the Company's Equity Shares are held in demat form.**
- **The Company's Equity Shares are freely transferable except as may be required statutorily.**
- **Karvy Computershare Private Limited, Hyderabad, an ISO 9002 Certified Registrar and Transfer Agent, is the Registrar and Transfer Agent of the Company.**
- **The Company's Equity Shares are listed on Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE). The Global Depository Receipts (GDRs) of the Company are listed on the Luxembourg Stock Exchange.**

Investor Service and Grievance Handling Mechanism

All share related transactions viz., transfer, transmission, transposition, nomination, dividend, change of name / address / signature, registration of mandate / Power of Attorney, replacement / split / consolidation of share certificates / demat / remat of shares, issue of duplicate certificates etc. are being handled by the Company's Registrars and Transfer Agents (R&TA) **M/s. Karvy Computershare Private Limited** (Karvy). Karvy, the largest Registrar in the country, having a vast number of Investor Service Centres across the country, discharges investor service functions effectively and expeditiously.

Investors are requested to correspond directly with Karvy, on all share related matters. List of Investor Service Centres of Karvy is enclosed (**Annexure – 1**).

The Company has an established mechanism for investor service and grievance handling, with Karvy and the Compliance Officer appointed by the Company for this purpose, being the important functional nodes. The Company has appointed Internal Securities Auditors to concurrently audit the transactions and communication with investors, regulatory and other concerned authorities.

The Company has prescribed service standards for various investor related activities being handled by Karvy, which are covered in the section on 'Initiatives Taken by the Company'. Any deviation therefrom is examined by the Internal Securities Auditors who also advise the corrective actions thereon and inform the Company on the matters on a monthly basis.

The Board of Directors of the Company has constituted a Shareholders' / Investors' Grievance Committee (the Committee) which, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with securities transfers and other processes. The Committee also looks into redressal of shareholders' complaints related to transfer of shares, non-receipt of Balance Sheet, non-receipt of declared dividend etc. The Committee oversees performance of the R&TA and recommends measures for overall improvement in the quality of investor services. A summary of investor related transactions and details are also considered by the Board of Directors of the Company.

Matters Relating to Shareholders

I. Dividend

(A) Payment of Dividend

The Dividend is paid under two modes viz:

(a) Electronic Clearing Service (ECS)

(b) Payment by mailing dividend warrants

(B) Payment of dividend through Electronic Clearing Service (ECS) facility

What is payment of dividend through ECS Facility and how does it operate?

Reserve Bank of India's Electronic Clearance Service (ECS) Facility provides investors an option to collect dividend / interest directly through their bank accounts rather than receiving the same through post. Under this option, investor's bank account is directly credited and an advice thereof is issued by the Company after the transaction is effected. The concerned bank branch credits investor's account and indicate the credit entry as "ECS" in his / her pass book / statement of account. If any investor maintains more than one bank account, payment can be received at any one of his / her accounts as per the preference of the investor. The investor does not have to open a new bank account for the purpose.

What are the benefits of ECS Facility?

Some of the major benefits of ECS Facility are :

a. Prompt credit to the bank account of the investor through electronic clearing at no extra cost.

b. Exposure to delays / loss in postal service avoided.

c. As there can be no loss in transit of warrants, issue of duplicate warrants is avoided.

d. Fraudulent encashment of warrants is avoided.

Where all the ECS Facility is available?

ECS Facility is presently made available to the investors residing at
19 centres, viz., Ahmedabad, Bangalore, Bhubhaneshwar, Chandigarh, Chennai, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna, Pune, Surat, Thiruvananthapuram and Vadodara. As per Reserve Bank of India, this service will be extended to some more centres.

How to avail of ECS Facility?

Investors holding shares in physical form may send their ECS Mandate Form, duly filled in, to the Company's R&TA. ECS Mandate Form is enclosed (**Annexure – 2**) for immediate use of investors. The Form may also be downloaded from the Company's website www.ril.com under the section "Investor Relations" or from the Company's R&TA's website http://karisma.karvy.com/intranet/jsp/docs/ECS.doc (for accessing this link registration may be required, address link for registration is htt://karisma.karvy.com/karisma/html/index.htm).

However, if shares are held in dematerialised form, ECS mandate has to be sent to the concerned Depository Participant (DP) directly, in the format prescribed by the DP.

Why cannot the Company take on record bank details in case of dematerialised shares?

As per the Depository Regulations, the Company is obliged to pay dividend on dematerialised shares as per the details furnished by the concerned Depository. The Company cannot make any change in such records received from the Depository.

Can ECS Facility be opted out by investors?

Investors have a right to opt out from this mode of payment by giving an advance notice of four weeks either to the Company's R&TA or to the concerned DP, as the case may be.

(C) Course of Action in case of Non-receipt of Dividend, Revalidation of Dividend Warrant etc.

What should a shareholder do in case of non-receipt of dividend?

Shareholders may write to the Company's R&TA furnishing the particulars of the dividend not received and quoting the folio number/DPID and Client ID particulars (in case of dematerialised shares). The R&TA shall check the records and issue duplicate dividend warrant if the dividend remains unpaid in the records of the Company after expiry of the validity period of the warrant which is normally three months from the date of its issue. If the validity period of the lost dividend warrant has not expired, shareholders will have to wait till the expiry date since duplicate warrant cannot be issued during the validity of the original warrant. On expiry of the validity period, if the dividend warrant is still shown as unpaid in records of the Company, duplicate warrant will be issued. The R&TA would request the concerned shareholder to execute an indemnity before issuing the duplicate warrant.

However, duplicate warrants will not be issued against those shares wherein a 'stop transfer indicator' has been instituted either by virtue of a complaint or by law, unless the procedure for releasing the same has been completed.

No duplicate warrant will be issued in respect of dividends which have remained unpaid / unclaimed for a period of seven years in the unpaid dividend account of the Company as they are required to be transferred to the Investor Education and Protection Fund (IEPF) constituted by the Central Government.

Why do the shareholders have to wait till the expiry of the validity period of the original warrant?

Since the dividend warrants are payable at par at several centres across the country, banks do not accept 'stop payment' instructions. Hence, shareholders have to wait till the expiry of the validity of the original warrant.

What is the procedure for revalidation of dividend warrants?

Shareholders who have not encashed their dividend warrants within the validity period may send their request of revalidation to the Company's R&TA enclosing the said dividend warrants. The Company's R&TA will after due verification of the records, issue a revalidated dividend warrant. The revalidated warrant will be valid for a period of 3 months from the date of such warrant.

How can a bank or any other person be authorised to receive dividends on behalf of shareholders?

Shareholders may write to the Company's R&TA furnishing the name and address of the authorised person/bank along with folio number and current communication address. The Company's R&TA will despatch the respective shareholders' dividend warrants to the concerned person / bank. This facility is applicable only for the shareholders holding shares in physical form.

(D) Unclaimed / Unpaid Dividend

What are the statutory provisions governing unclaimed dividend?

Prior to amendment of Section 205A and enactment of Section 205C by the Companies (Amendment) Act, 1999 companies were required to transfer to the General Revenue Account of the Central Government, any moneys transferred to the 'unpaid dividend account' which remained unpaid or unclaimed for a period of 3 years from the date of transfer to the unpaid dividend account.

With effect from October 31, 1998, any moneys transferred to the 'unpaid dividend account' of the Company and remaining unpaid or unclaimed for a period of 7 years from the date of such transfer shall have to be transferred to the Investor Education and Protection Fund (IEPF). **Investors are requested to note that no claims shall lie against the Company or IEPF for any moneys transferred to IEPF in accordance with the provisions of Section 205C of the Companies Act, 1956.**

What is the status of unclaimed and unpaid dividend for different years?

In view of the statutory provisions, as aforesaid, the status of unclaimed and unpaid dividend of the Company is captured in the following Chart 1 :

Chart 1

Status of unclaimed and unpaid dividend for different years

	Dividend upto 1994-95	Dividend for 1995- 96 to 1999-2000	Dividend for 2000-01 and thereafter
Transfer of unpaid dividend	Transferred to General Revenue Account of the Central Government	Transferred to Central Government's Investor Education and Protection Fund (IEPF)	Will be transferred to IEPF on due date(s)
Claims for unpaid dividend	Can be claimed from ROC, Maharashtra*	Can not be claimed	Can be claimed from the Company's R&TA within the time limits provided in **Chart 2** given below:

* Shareholders who have not encashed their dividend warrant(s) relating to one or more of the financial year(s) upto and including 1994-95 are requested to claim such dividend from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A Wing", CBD- Belapur, Navi Mumbai – 400 614, Telephone (091) (022) 2757 6802, in Form II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978. A specimen of the said Claim Form is enclosed (**Annexure - 3**).

Chart 2

Information in respect of unclaimed and unpaid dividends declared for 2000-01 and thereafter

Financial year ended	Date of declaration of Dividend	Last date for claiming unpaid Dividend
31.03.2001	15.06.2001	14.06.2008
31.03.2002	31.10.2002	30.10.2009
31.03.2003	16.06.2003	15.06.2010
31.03.2004	24.06.2004	23.06.2011
31.03.2005	03.08.2005	02.08.2012
31.03.2006	27.06.2006	26.06.2013
31.03.2007 (Interim)	10.03.2007	09.03.2014

II. Dematerialisation / Rematerialisation of Shares

What is dematerialisation of shares?

Dematerialisation (Demat) is the process by which securities held in physical form evidencing the holding of securities by any person are cancelled and destroyed and the ownership thereof is entered into and retained in a fungible form on a depository by way of electronic balances.

Demat facilitates paperless trading whereby securities transactions are executed electronically reducing / mitigating possibility of loss of related documents and / or fraudulent transactions.

Trading in demat form is regulated by the Depositories Act, 1996 and is monitored by the Securities and Exchange Board of India (SEBI). The two depositories presently functioning are National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

Why dematerialise shares?

1. **Trading in Compulsory Demat**

   SEBI has notified various companies whose shares shall be traded in demat form only. By virtue of such notification, the shares of the Company are also subject to compulsory trading only in demat form on the Stock Exchanges.

2. **Benefits of Demat**

   - Immediate transfer of shares.
   - No formal registration required.
   - No stamp duty applicable.
   - No additional holding/transaction cost to Shareholders pursuant to SEBI directions of January 28, 2005.
   - No requirement for approval of Board of Directors of the Company for transfers.
   - Quick settlements.
   - Shareholders need not worry about the space required for preserving certificates in case of large holdings.
   - Avoidance of loss through loss in transit, theft, mutilation, forging of share certificates.
   - Widely accepted for pledging against borrowings.
   - SEBI Guidelines prescribe further issues in electronic mode only.
   - Facilitates the Company to determine entitlements easily and faster.
   - Details of investors are obtained from the Beneficiary Position (Benpos) and hence cannot be manipulated by companies.
   - Dematerialised shares can be rematerialised or changed into physical form whenever the shareholders so wish.

How to dematerialise shares?

The procedure for dematerialising shares is as under :

- Open Beneficiary Account with a Depository Participant (DP) registered with SEBI.
- Submit Demat Request Form (DRF) as given by the DP, duly signed by all the holders with the names and signatures in the same order as appearing in the concerned certificate(s) and the Company records, along with requisite documentary proof and PAN details.
- Obtain acknowledgment from the DP on handing over the share certificate(s).
- Demat transfers are required to be completed in 21 days as against 30 days (excluding time for despatch) for physical transfer. Service standard prescribed by the Company for completing demat is three days from the date of the receipt of requisite documents for the purpose.
- Receive a confirmation statement of holdings from the DP. Statement of holdings is sent by the DPs from time to time. Presently, confirmation is given by DPs on an immediate basis through email or SMS facilities, thus enabling shareholders to further trade in the securities immediately.

Shareholders should not send share certificate(s) / documents to the Company / Company's R&TA directly.

Additional information on the matter may be received from -

Shri S. P. Venugopal
Assistant General Manager, Demat Advisory Cell
Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034, India
Telephone Nos: +91 40 2332 0666 /
2332 0711 / 2332 3031 / 2332 3037
e-mail: spvenu@karvy.com

How to get dividend on dematerialised shares? Will such shareholders be eligible for receiving Annual Report every year and also to attend General Meetings?

Dividend of shareholders holding shares in dematerialised form (residing at 19 centres stated hereinabove) will be credited through ECS to the bank accounts as opted by them while opening the Beneficiary Accounts with the DP. In other cases, dividend warrants will be despatched to them with the bank account details, as furnished by the Depositories, printed thereon.

Holding shares in dematerialised form will not affect the rights of the Shareholders. They, as members of the Company, will be entitled to receive Annual Report, attend General Meetings and participate and vote thereat to the extent of their entitlement.

Is pledge of dematerialised shares possible?

Dematerialised shares can be pledged for the purpose of availing of any funding / loan arrangement with a bank.

What is rematerialisation of shares?

It is the process through which shares held in demat form are converted into physical form in the form of share certificate(s).

What is the procedure for rematerialisation of shares?

- Shareholders should submit duly filled in Rematerialisation Request Form (RRF) to the concerned DP.
- DP intimates the relevant Depository of the request through the system.
- DP submits RRF to the Company's R&TA.
- Depository confirms rematerialisation request to the Company's R&TA.
- The Company's R&TA updates accounts and prints certificate(s) and informs the Depository.
- Depository updates the Beneficiary Account of the shareholder by deleting the shares so rematerialised.
- Share certificate(s) is despatched to the shareholder.

III. Nomination Facility

What is nomination facility and to whom it is more useful? What is the procedure of appointing a nominee?

Section 109A of the Companies Act, 1956 provides the facility of nomination to share / debentureholders. This facility is mainly useful for individuals holding shares / debentures in sole name. In the case of joint holding of shares / debentures by individuals, nomination will be effective only in the event of the death of all joint holders.

Investors, especially those who are holding shares / debentures in single name, are advised to avail of the nomination facility by submitting the prescribed Form 2B to the Company's R&TA. Form 2B is enclosed (**Annexure - 4**) for immediate use of investors. Form 2B may also be downloaded from the Company's website, www.ril.com under the section "Investor Relations".

However, if shares / debentures are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

Who can appoint a nominee and who can be appointed as a nominee?

Individual shareholders holding the shares / debentures in single name or joint names can appoint a nominee. While an individual can be appointed as a nominee, a trust, society, body corporate, partnership firm, karta of HUF or a power of attorney holder will not be nominee(s). Minors can, however, be appointed as a nominee.

How to avail of nomination facility for more than one folio?

There can be only one nomination for one folio. Folios having different order or combination of names of shareholders will require separate nominations.

Can a nomination once made be revoked / varied?

It is possible to revoke / vary a nomination once made. If nomination is made by joint holders, and one of the joint holders dies, the remaining joint holder(s) can make a fresh nomination by revoking the existing nomination.

Are the joint holders deemed to be nominees to the shares?

Joint holders are not nominees; they are joint holders of the relevant shares having joint rights on the same. In the event of death of any one of the joint holders, the surviving joint holder(s) of the shares is / are the only person(s) recognised under law as holder(s) of the shares. Joint Shareholders may together appoint a nominee.

What rights are conferred on the nominee and how can he exercise the same?

The nominee is entitled to all the rights of the deceased shareholder to the exclusion of all other persons. In the event of death of the shareholder, all the rights of the shareholder shall vest in the nominee. In case of joint holding, all the rights shall vest in the nominee only in the event of death of all the joint holders. The nominee is required to apply to the Company by reporting death of the nominator along with the attested copy of the death certificate.

The nominee has an option to decide to register himself as a shareholder or he could send an application to have the shares transferred to any other person to whom the nominator could have otherwise transferred the shares. If the nominee opts to transfer the shares to a third party, he should submit to the Company's R&TA, the transfer deed(s) duly stamped and executed accompanied by the relevant certificate(s) and other documentary proof(s).

If shares are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

IV. Transfer / Transmission / Transposition / Duplicate Certificates etc.

How to get shares registered in favour of transferee(s)?

Transferee(s) need to send share certificate(s) along with share transfer deed, duly filled in, executed and affixed with share transfer stamps, to the Company's R&TA. It takes about 7 days for the Company's R&TA to process the transfer, although the statutory time limit fixed for completing a transfer is one month.

The Government of India, Ministry of Finance, Department of Revenue, has fixed the Stamp Duty on Transfer (whether with or without consideration) of shares at the rate of twenty five paise (25 paise) for every Rs. 100 or part thereof of the market value of the shares on the date of execution of the transfer deed. The transfer deed is valid for a period of one year from the date of presentation or till the book closure date, whichever is later.

In case of dematerialised shares, the shares are credited to the purchaser's account by the respective Depository Participant under the directions of the concerned Depository. Presently, transfer of dematerialised shares does not attract stamp duty.

How to get shares registered which are received by way of gift? Does it attract stamp duty?

The procedure for registration of shares gifted (held in physical form) is same as the procedure for a normal transfer. The stamp duty payable for registration of gifted shares would be @ 25 paise for every Rs. 100 or part thereof, of the face value or the market value of the shares prevailing as on the date of the document, if any, conveying the gift or the date of execution of the transfer deed, whichever is higher.

The procedure for registration of shares gifted (held in demat form) is the same as the procedure for transfer of shares in demat form in off market mode.

What is the procedure for getting shares in the name of surviving shareholder(s), in the event of death of one shareholder?

The surviving shareholder(s) will have to submit a request letter supported by an attested copy of the death certificate of the deceased shareholder and accompanied by the relevant share certificate(s). The Company's R&TA on receipt of the said documents and after due scrutiny, will delete the name of deceased shareholder from its records and return the share certificate(s) to the surviving shareholder(s) with necessary endorsement.

If a shareholder who holds shares in his sole name dies without leaving a Will, how can his legal heir(s) claim the shares?

The legal heir(s) should obtain a Succession Certificate or Letter of Administration with respect to the shares and send a true copy of the same, duly attested, along with a request letter, transmission form, and the share certificate(s) in Original, to the Company's R&TA for transmission of the shares in his / their name(s).

In case of a deceased shareholder who held shares in his / her own name (single) and had left a Will, how do the legal heir(s) get the shares transmitted in their name(s)?

The legal heir(s) will have to get the Will probated by the Court of competent jurisdiction and then send to the Company's R&TA a copy of the probated copy of the Will, along with relevant details of the shares, the relevant share certificate(s) in Original and transmission form for transmission of the shares in his / their name(s).

How can the change in order of names (i.e. transposition) be effected?

Share certificates along with a request letter duly signed by all the joint holders may be sent to the Company's R&TA for change in order of names, known as 'transposition'. Transposition can be done only for the entire holdings under a folio and therefore, requests for transposition of part holding cannot be accepted by the Company / R&TA.

For shares held in demat form, investors are advised to approach their DP concerned for transmission / transposition of the shares the Company.

What is the procedure for obtaining duplicate share certificate(s) in case of loss / misplacement of original share certificate(s)?

Shareholders who have lost / misplaced share certificate(s) should inform the Company's R&TA, immediately about loss of share certificate(s), quoting their folio number and details of share certificate(s), if available. The R&TA shall immediately mark a 'stop transfer' on the folio to prevent any further transfer of shares covered by the lost share certificate(s).

It is recommended that the shareholders should lodge a FIR with the police regarding loss of share certificate(s). They should send their request for duplicate share certificate(s) to the Company's R&TA. Documents required to be submitted along with the application include Indemnity Bond, Surety Form, copy of FIR, Memorandum of Association and Certified Copy of the Board Resolution (in case of companies).

What should a shareholder do in case he finds the original share certificate(s) after receipt of duplicate share certificate(s)?

Such a shareholder is requested to surrender the original share certificate(s), after cancellation, to the Company's R&TA immediately, if the duplicate share certificate(s) have been issued to him. Further, as the shareholder has been issued duplicate share certificate(s), he would be liable to indemnify any innocent third party(ies) purchasing the original share certificate(s), directly or indirectly, with or without the knowledge of the original shareholder, as it tantamounts to passing of adverse title.

What is the procedure for splitting of a share certificate into smaller lots?

Shareholders may write to the Company's R&TA enclosing the relevant share certificate for splitting into smaller lots. The share certificates, after splitting, will be sent by the Company's R&TA to the shareholders at their registered address.

V. Miscellaneous

(A) Change of address

What is the procedure to get change of address registered in the Company's records?

Shareholders holding shares in physical form, may send a request letter duly signed by all the holders giving the new address along with Pin Code. Shareholders are also requested to quote their folio number and furnish proof such as attested copies of Ration Card / PAN Card / Passport / Latest Electricity or Telephone Bill / Lease Agreement etc. If shares are held in dematerialised form, information about change in address needs to be sent to the DP concerned.

Can there be multiple addresses for a single folio?

There can only be one registered address for one folio.

(B) Change of name

What is the procedure for registering change of name of shareholders?

Shareholders may request the Company's R&TA for effecting change of name in the share certificate(s) and records of the Company. Original share certificate(s) alongwith the supporting documents like marriage certificate, court order etc. should be enclosed. The Company's R&TA, after verification, will effect the change of name and send the share certificate(s) in the new name of the shareholders. Shareholders holding shares in demat form, may request the concerned DP in the format prescribed by DP.

(C) Authority to another person to deal with shares

What is the procedure for authorising any other person to deal with the shares of the Company?

Shareholders need to execute a Power of Attorney in favour of the concerned person and submit a notarised copy of the same to the Company's R&TA. After scrutiny of the documents, the R&TA shall register the Power of Attorney and inform the shareholders concerned about the registration number of the same.

VI. Shareholders' General Rights

- To receive not less than 21 clear days' notice of general meetings unless consented for a shorter notice.
- To receive notice and forms for Postal Ballots in terms of the provisions of the Companies Act, 1956 and the concerned Rules issued thereunder.
- To receive copies of Balance Sheet and Profit and Loss Account along with all annexures / attachments (Generally known as Annual Report).
- To participate and vote at general meetings either personally or through proxy (proxy can vote only in case of a poll).
- To receive dividends and other corporate benefits like bonus, rights etc. once approved.
- To demand poll on any resolution at a general meeting in accordance with the provisions of the Companies Act, 1956.
- To inspect statutory registers and documents as permitted under law.
- To require the Board of Directors to call an extraordinary general meeting in accordance with the provisions of the Companies Act, 1956.

VII. Duties / Responsibilities of Investors

- To remain abreast of corporate developments, company specific information and take informed investment decision(s).
- To be aware of relevant statutory provisions and ensure effective compliance therewith.
- Not to indulge in fraudulent and unfair trading in securities nor to act upon any unpublished price sensitive information.
- To participate effectively in the proceedings of shareholders' meetings.
- To respond to communications seeking shareholders' approval through Postal Ballot.
- To respond to communications of SEBI / Depository / Depository Participant / Brokers / Sub-brokers / Other Intermediaries / Company, seeking investor feedback / comments.

VIII. General Safeguards

In pursuit of the Company's objective to mitigate / avoid risks while dealing with securities and related matters, the following are certain general safeguards suggested for investors to follow :

- Investors should convert their physical holdings of securities into demat holdings.
- Folio number (Client ID and DP ID number in respect of dematerialised securities) should not be disclosed to unknown persons. Signed blank transfer deeds (delivery instruction slips in respect of dematerialised shares) should not be given to unknown persons.
- Off-market deals and dealings with / through unregistered intermediaries should be avoided. It exposes investor to the counter-party risk.
- Demat account should not be kept dormant for long; periodic statement of holdings should be obtained from the concerned DP and holdings verified.
- Correspondence containing certificates of securities and high value dividend / interest warrants / cheques / demand drafts should not be sent by ordinary post.
- A valid Contract Note / Confirmation Memo should be obtained from the broker / sub-broker, within 24 hours of execution of the trade and it should be ensured that the Contract Note / Confirmation Memo contains order no., trade no., trade time, quantity, price and brokerage.
- Investors should restrain themselves from indulging into insider trading and fraudulent trading practices.

Initiatives Taken by the Company

Setting New Benchmarks in Investor Service

The service standards that have been set by the Company for various investor related transactions / activities are as follows :

(A) Registrations

Sl. No.	Particulars	Service Standards (No. of working days)
1.	Transfers	7
2.	Transmission	4
3.	Transposition	4
4.	Deletion of Name	3
5.	Folio Consolidation	3
6.	Change of Name	3
7.	Demat	3
8.	Remat	3
9.	Issue of Duplicate Certificate	35
10.	Replacement of Certificate	3
11.	Certificate Consolidation	3
12.	Certificate Split	3

(B) Correspondence

Sl. No.	Particulars	Service Standards (No. of working days)
	Queries / Complaints	
1.	Non-receipt of Annual Reports	2
2.	Non-receipt of Dividend Warrants	4
3.	Non-receipt of Interest/ Redemption Warrants	4
4.	Non-receipt of Certificate	2
	Event Based	
1.	TDS certificate	2
2.	Allotment / call money	4
3.	Others	2
	Requests	
1.	Change of Address	2
2.	Revalidation of Dividend Warrants	3
3.	Revalidation of Redemption Warrants	3
4.	Bank Mandate / Details	2
5.	Nomination	2
6.	Power of Attorney	2
7.	Multiple Queries	4
8.	IEPF Letters	3

Undelivered Share Certificates & Warrants

The Company with the help of its R&TA has been engaged in a continuous exercise of tracking investors who could not be reached at their existing address.

Intimation Letters to Investors

The Company gives an opportunity by sending intimation letters to investors for claiming their outstanding dividend / interest amount which is due for transfer to Investor Education & Protection Fund.

Consolidation of Folios

The Company has initiated a unique investor servicing measure for consolidation of small holdings within the same household. In terms of this, **those shareholders holding less than 10 shares (under a single folio) in the Company, within the same household, can send such shares for transfer along with transfer forms duly filled in and signed, free of cost; the stamp duty involved in such cases will be borne by the Company.**

Scheme for disposal of 'Odd Lot' Equity Shares

At the Annual General Meeting of the Company held on June 26, 1998, our Founder Chairman Shri Dhirubhai H. Ambani, announced for the benefit of small shareholders a scheme for disposal of 'Odd Lot' shares (the Scheme) to facilitate such shareholders to realise the full market value without having to suffer a discount for odd lots.

In order to assist small shareholders in disposal of such odd lot shares, the Company has formed a Trust known as 'Reliance Odd Lot Shares Trust' which will dispose of the odd lot shares on behalf of the shareholders.

The salient features of the Scheme effective July 1, 1998, are as under :

1. This Scheme is available to Indian national residents in respect of any master folio having holdings up to 49 shares. The entire holding which is in odd lot under a master folio has to be offered under the Scheme.
2. The Scheme is purely to facilitate the disposal of odd lot Equity Shares and is absolutely optional. Shareholders are free to avail of any other offer that may be available.
3. The holders of Equity Shares in odd lot may avail of the Scheme by lodging duly filled in application form and a duly executed transfer deed alongwith the relevant share certificate(s).
4. The odd lot shares offered under the Scheme are sold on a first-cum-first served basis in the open market, through designated brokers in the Bombay Stock Exchange / National Stock Exchange.
5. All costs of implementing the Scheme will be borne by the Company and shareholders will receive the full sale proceeds of their holdings without any deduction for service charges and brokerage.

Information Regarding Tax on Dividend and Sale of Shares

The provisions relating to tax on dividend and sale of shares are provided for ready reference of Shareholders:

- No tax is payable by shareholders on dividend. However, the Company is required to pay dividend tax @ 15% and surcharge @ 10%, together with education cess @ 2% and higher education cess @ 1%.
- Short Term Capital Gains (STCG) tax is payable @ 10% and surcharge @ 10% above income level of Rs. 10 lakh in case of 'individuals' together with education cess @ 3%, in case shares are sold within 12 months from the date of purchase.
- No Long Term Capital Gains (LTCG) tax is payable on sale of shares through a recognized stock exchange, provided STT as mentioned herein below has been paid.
- Securities Transaction Tax (STT) is payable as under –
  - @ 0.125% (w.e.f. June 1, 2006) on both the purchaser and the seller in respect of delivery based transactions.
  - @ 0.017% (w.e.f. June 1, 2006) on the seller in respect of derivatives.
  - @ 0.025% (w.e.f. June 1, 2006) on the seller in respect of transactions in securities not being settled by actual delivery.

Investor Servicing and Grievance Redressal at External Agencies

1) Ministry of Corporate Affairs

Ministry of Corporate Affairs (MCA) has launched a major e-Governance initiative christened as "MCA 21" on the MCA portal (www.mca.gov.in). One of the key benefits of this initiative includes timely redressal of investor grievances.

MCA 21 system accepts complaints under the eForm prescribed, which has to be filed online. The nature of complaint may relate to

- Shares / Dividends
- Debentures / Bonds
- Fixed Deposits - non receipt of amount
- Miscellaneous - non receipts
- Any other

The status of complaint can be viewed by quoting the Service Request Number (SRN) provided at the time of filing the complaint.

II) Securities and Exchange Board of India (SEBI)

SEBI in its endeavour to protect the interest of investors has provided a platform wherein the investors can lodge their grievances. This facility is available on the SEBI website (www.sebi.gov.in) under the Investor Guidance Section. The complaints can be lodged on various issues such as:

- Non receipt of dividend
- Non receipt of share certificates after transfer
- Matters pertaining to non-receipt of allotment advice/ Refund Orders
- Matters pertaining to Debentures
- Non receipt of letter of offer of rights
- Any other

After lodging the complaint, the Investors can track the status as well.

III) Stock Exchanges

a) **National Stock Exchange of India Limited (NSE) –** NSE has formed an Investor Grievance Cell (IGC) to redress investors' grievances electronically. IGC is manned by a team of professionals who possess relevant experience in the areas of capital markets, company and legal affairs; especially trained to identify the problem faced by the investor, and to find and resolve at the earliest.

The Investors have to log on to the website of NSE i.e. **www.nseindia.com** and in the Investors Service Centre Section they can fill in Form I or Form II depending upon the type of complaint and file the same electronically with NSE. Generally, complaints are resolved within a period of 45 days.

b) **Bombay Stock Exchange Limited (BSE)** – BSE provides an opportunity to its members to file their complaints electronically through its website **www.bseindia.com** under the Investor Desk Section. Here again as in case of NSE, the Investors can fill in various complaint forms depending upon the nature of their complaint and file them electronically.

IV) Depositories

a. **National Securities Depository Limited (NSDL) –** In order to help its clients resolve their doubts, queries, complaints, NSDL has provided an opportunity wherein they can raise their queries by logging on to **www.nsdl.co.in** under the 'Query Now' section or an email can be marked mentioning the query to **relations@nsdl.co.in.**

b. **Central Depository Services (India) Limited (CDSL)** – Investors who wish to seek general information on depository services may mail their queries to **investors@cdslindia.com.** With respect to the complaints / grievances of the demat accountholders relating to the services of the Depository participants, mails may be addressed to **complaints@cdslindia.com.**

Other Information

A) Permanent Account Number (PAN)

SEBI has vide circular MRD/DoP/Cir-05/2007 dated April 27, 2007 made PAN the sole identification number for all participants in the securities market, irrespective of the amount of transaction. Now onwards, it has become mandatory to quote PAN before entering into any transaction in the securities market. PAN Card is now mandatory for operating a demat account.

Application for fresh allotment of PAN can be made through Internet. Further, requests for changes or correction in PAN data or request for new PAN card (for an existing PAN) may also be made through Internet. The detailed procedure on this has been mentioned on the website (www.tin-nsdl.com).

The Income Tax Department of India has highlighted the importance of PAN on its website **incometaxindia.gov.in** whereby by lot of queries with respect to PAN have been provided in the FAQ section.

B) Insider Trading

'Insider Trading' is a process in which any person who, is or was connected with the company or is deemed to have been connected with the company, on the basis of possession of unpublished price sensitive information trades in the shares of the Company for personal gains to the detriment of other innocent investors.

In order to prevent insider trading and protect the rights of innocent investors, SEBI has enacted the SEBI (Prohibition of Insider Trading) Regulations 1992.

As per Regulation 13 of the said Regulations initial and continual disclosures are required to be made by investors as under:

Initial Disclosure: Any person who holds more than 5% shares or voting rights in any listed company shall disclose to the company [in Form A], the number of shares or voting rights held by such person, on becoming such holder, within 4 working days of :

(a) the receipt of intimation of allotment of shares; or

(b) the acquisition of shares or voting rights, as the case may be.

Continual Disclosure : Any person who holds more than 5% shares or voting rights in any listed company shall disclose to the company [in Form C] the number of shares or voting rights held and change in shareholding or voting rights, even if such change results in shareholding falling below 5%, if there has been change in such holdings from the last disclosure made under sub-regulation (1) or under this sub-regulation; and such change exceeds 2% of total shareholding or voting rights in the company.

Contact Details

Depositories

National Securities Depository Limited
Trade World, A Wing, 4th & 5th Floors,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai 400 013
Tel +91 22 2499 4200
Fax +91 22 2497 2993 / 2497 6351
info@nsdl.co.in
www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers,
16th Floor, Dalal Street,
Mumbai 400 023
Tel +91 22 2272 3333
Fax +91 22 2272 3199 / 2272 2072
investors@cdslindia.com
www.cdslindia.com

Registrar and Transfer Agents

Karvy Computershare Private Limited
Karvy House,
46, Avenue 4, Street No. 1,
Banjara Hills,
Hyderabad 500 034
Tel +91 40 2332 0666 / 2332 0711 /
2332 3037 / 2332 3031
Fax +91 40 2332 3058
rilinvestor@karvy.com

Securities and Exchange Board of India
SEBI Bhavan,
Plot No. C4-A, 'G' Block,
Bandra-Kurla Complex,
Bandra (East),
Mumbai 400 051
Tel +91 22 26449000 / 40459000
sebi@sebi.gov.in

Securities and Exchange Board of India
Office of Investor Assistance and Education
SEBI Bhavan,
Plot No. C4-A, 'G' Block,
Bandra-Kurla Complex,
Bandra (East),
Mumbai 400 051
Tel +91 22 26449188/26449199
Fax +91 22 2644 9039
oiac_assistance@sebi.gov.in

Registrar of Companies, Maharashtra
Everest,
100 Marine Drive,
Mumbai 400 002
Tel +91 22 22812639
Fax +91 22 22811977
rocbom.sb@sb.nic.in

Company Law Board (Western Region Bench)
2nd Floor, NTC House,
15, N.M. Marg, Ballard Estate,
Mumbai 400 038
Tel +91 22 2261 1456

Regional Director (Western Region)
Ministry of Corporate Affairs
Everest, 5th Floor,
100, Marine Drive,
Mumbai 400 002
Tel +91 22 2281 7259
Fax +91 22 2281 2389
rdwest@sb.nic.in

Bombay Stock Exchange Limited (BSE)
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 001
Tel +91 22 2272 1233 / 4
Fax +91 22 2272 1919
is@bseindia.com
www.bseindia.com

The National Stock Exchange of India Limited (NSE)
"Exchange Plaza"
Plot No. C/1, "G" Block
Bandra-Kurla Complex,
Bandra (E), Mumbai 400 051
Tel +91 22 2659 8100 - 8114
Fax +91 22 2659 8120
ccnse@nse.co.in
www.nseindia.com

General Shareholder Information covering inter alia listing details, stock market data, the Company's share price performance etc. is provided in the Report on Corporate Governance forming part of the Annual Report.

NOTE

The terms 'shareholders' and 'investors' have been used interchangeably.

The contents of this Referencer are for the purpose of general information of readers; for full particulars / provisions, readers are advised to refer to the relevant Acts / Rules / Regulations / Guidelines / Clarifications.

Shareholders are requested to give their feedback in the Feedback Form provided in the Annual Report.

Directors' Report

Dear Shareholders,

Your Directors are pleased to present the 33rd Annual Report and the audited accounts of the Company for the year ended March 31, 2007.

Amalgamation of Indian Petrochemicals Corporation Limited (IPCL) with the Company

Indian Petrochemicals Corporation Limited ('IPCL') has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide Order dated June 12, 2007 as modified vide Order dated July 11, 2007, and by the Hon'ble High Court of Gujarat at Ahmedabad vide Order dated August 16, 2007. The Scheme became effective on September 5, 2007, the Appointed Date of the Scheme being April 1, 2006.

The amalgamation of IPCL with the Company is in line with global trends in the energy and chemicals sector, to achieve size, scale, integration and greater financial strength and flexibility, in the interests of maximizing the overall shareholder value. The amalgamation would also augment the Company's status of being India's only world scale, fully integrated, globally competitive energy company with operations in oil and gas exploration and production (E&P), refining and marketing (R&M), petrochemicals and textiles.

Financial Results

The assets and liabilities of IPCL and its operating results have been incorporated in the Company's books with effect from April 1, 2006 (appointed date). The financial performance of the Company, therefore, includes the financial results of IPCL for the year ended March 31, 2007 and is summarised below :

	2006-2007			2005-2006		
		Rs. Crores	US$ Mn*		Rs. Crores	US$ Mn*
Gross profit before interest, depreciation		20,524.51	4,722		14,982.01	3,358
Less: Interest		1,188.89	274		877.04	197
Depreciation	6,812.16			4,853.73		
Less : Transfer from Revaluation Reserve	1,997.01			1,452.82		
Less : Transfer from General Reserve	–	4,815.15	1,108	–	3,400.91	762
Profit before Tax		14,520.47	3,340	–	10,704.06	2,399
Less: Provision for Current Taxation		1,617.10	372		900.00	202
Provision for Fringe Benefit Tax		40.34	9		30.72	7
Provision for Deferred Tax		919.63	212		704.00	158
Profit after Tax		11,943.40	2,747		9,069.34	2,032
Add: Balance in Profit and Loss Account		3,029.09	697		8,967.86	2,010
Excess provision for tax for earlier years		0.51	0		–	–
Amount Available for Appropriation		14,973.00	3,444		18,037.20	4,042
Appropriations :						
General Reserve		10,565.17	2,430		13,382.16	2,999
Debenture Redemption Reserve		–	–		37.00	8
Interim Dividend on Equity Shares (includes interim dividend Rs. 95.00 crores paid by IPCL)		1,440.44	331		–	–
Proposed Dividend on Equity Shares		-	-		1,393.51	312
Tax on Dividend		202.02	47		195.44	44
Balance carried to Balance Sheet		2,765.37	636		3,029.09	679
		14,973.00	3,444		18,037.20	4,042

* 1 US $ = Rs. 43.47 Exchange Rate as on March 31, 2007 (1 US $ = Rs. 44.615 as on March 31, 2006)

(Financial results for the year 2006-07 are not comparable with 2005-06 as they include the operating results of IPCL)

Results of Operations

Turnover for the year was Rs. 118,354 crore (US$ 27,227 million) against Rs. 89,124 crore in the previous year. During the year, the Company has scaled new heights and set several new benchmarks in terms of sales, profits, net worth and assets.

The net profit for the year was Rs. 11,943 crore (US$ 2,747 million), registering a Compounded Annual Growth Rate (CAGR) of 30% over the past five years.

Dividend

Your Directors had declared, on March 10, 2007, an interim dividend of Rs. 11.00 per Equity Share on 122,31,30,426 Equity Shares of Rs. 10 each. The total cash outflow on account of this dividend including tax on dividend was Rs. 1534.14 crores.

Your Directors believe in sustained increase in shareholder value, eventually resulting in a higher return threshold and accordingly the Board of Directors has considered the interim dividend paid as the final dividend for the financial year ended March 31, 2007.

The dividend pay out for the year under review has been formulated in accordance with the Company's policy of striving to pay stable dividend linked to long term performance, keeping in view the Company's need for capital for its growth plans and the intent to finance such plans through internal accruals to the maximum.

Investment Rating

The Company has the highest credit rating of AAA from CRISIL, and investment grade rating of Baa2 and BBB from Moody's and S&P respectively. The Company's international rating from S&P is higher than the country's sovereign rating.

Preferential Issue of Warrants

To augment long term resources of the Company for meeting fund requirements of the existing and new businesses and for general corporate purposes including investments, the Company has, in accordance with the statutory provisions including Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 and with the approval of Members through Postal Ballot, issued and allotted on April 12, 2007, 12 crore warrants on preferential basis to entities in the Promoter Group entitling them to apply for equivalent number of fully paid up Equity Shares of Rs. 10 each of the Company at a price of Rs. 1,402/- per Equity Share. In terms of the said Guidelines, these entities have paid 10% of the issue price on subscription to the warrants and the balance issue price would be payable upon exercise of the right to apply for the Equity Shares within a period of 18 months from the date of allotment of the warrants. The warrants / shares issued / to be issued under the preferential offer are subject to lock-in for a period of three years from the date of allotment of warrants.

Employees Stock Option Scheme

Grant of stock options to employees is a time tested and well established mechanism to align the interest of employees with those of the Company, to provide them with an opportunity to share the growth of the Company as also to foster long-term commitment. Towards achieving this goal, approval of the Members of the Company was obtained at the Annual General Meeting held on June 27, 2006 for introduction of Employees Stock Option Scheme.

The Employees Stock Compensation Committee, constituted in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the Guidelines'), administers and monitors the Scheme.

The applicable disclosures under the Guidelines are as under :

Total Options granted	2,87,28,000
Pricing formula	Rs.1,284/- being the closing market price on NSE on March 15, 2007 as rounded off to Rs. 1,284/- plus taxes as may be levied on the Company in this regard
Options vested	Nil
Number of Options granted to Senior Managerial Personnel	Nikhil R. Meswani - 7,00,000 Hital R. Meswani - 7,00,000 Hardev Singh Kohli - 50,000

Neither any employee has been granted Options equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant, nor has any employee been granted Options amounting to 5% or more of the total Options granted during the year.

The Company has received a certificate from the Auditors of the Company that the scheme has been implemented in accordance with the Guidelines and the resolution of the Company passed at the last Annual General Meeting.

Management's Discussion and Analysis Report

Management's Discussion and Analysis Report for the year under review, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is presented in a separate section forming part of the Annual Report.

The Company has entered into various contracts in the areas of oil & gas, refining and petrochemicals businesses. While benefits from such contracts will accrue in the future years, their progress is periodically monitored.

Additionally, some of the landmark events of the year include the following:

- During the year, the Company commissioned the world's largest polyester expansion project with a capacity of 550 KTA at globally competitive cost in a record time of eighteen months. With this expansion, the Company's polyester capacity has been augmented to 2 million tonnes per year. To keep pace with polyester capacity expansion, the Company also commissioned a 730 KTA of PTA plant at Hazira. In FY 2006-07, the Company expanded its polypropylene capacity by 280 KTA at Jamnagar that increased the overall PP capacity to 1,710 KTA. These expansions are expected to provide the Company significant growth opportunities and sustain leadership position in petrochemicals business.
- The Company plans to further sharpen its focus on the exports of petroleum products of the refinery. Towards this

end, the Company has secured the necessary approvals for the conversion of its Jamnagar Complex as an Export Oriented Unit (EOU) with effect from April 16, 2007.

Subsidiaries

During the year, Ranger Farms Limited, Retail Concepts & Services (India) Limited, Reliance Retail Insurance Broking Limited, Reliance Dairy Foods Limited, Reliance Retail Finance Limited, RESQ Limited (subsidiaries of Reliance Retail Limited), Reliance Haryana SEZ Limited (subsidiary of Reliance Ventures Limited), Reliance Exploration & Production – DMCC and Reliance Global Management Services Private Limited became subsidiaries of the Company. The name of Reliance Infrastructure Limited (a subsidiary of the Company) has been changed to Reliance Jamnagar Infrastructure Limited.

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copy of the Balance Sheet, Profit and Loss Account, Reports of the Board of Directors and Auditors of the subsidiaries have not been attached with the Balance Sheet of the Company. These documents will be made available upon request by any member of the Company interested in obtaining the same. However, as directed by the Central Government, the financial data of the subsidiaries have been furnished under 'Details of Subsidiary Companies' forming part of the Annual Report. Further, pursuant to Accounting Standard AS-21, Consolidated Financial Statements presented by the Company include financial results of its subsidiaries.

Reliance Petroleum Limited (RPL), a listed subsidiary of the Company, is making rapid strides on setting up a greenfield petroleum refinery having a total capacity of approximately 5,80,000 barrels per stream day and polypropylene plant having a capacity to produce 0.9 million tonnes per annum. The project, being set up in a Special Economic Zone (SEZ) at Jamnagar in Gujarat at an estimated cost of Rs. 27,000 crore, witnessed significant progress during the year and has achieved several key milestones within a short period of 16 months since kick-off.

Reliance Retail Limited (RRL), a subsidiary of the Company, has launched the new project for carrying on the organised retail business with plans for a pan-India footprint of multi-format retail outlets supported by a state-of-the-art supply chain infrastructure. The store network continues to expand at a rapid pace. Currently there are over 300 Reliance Fresh stores covering more than 30 towns and cities in 12 States.

RRL's focus this year will be on the rapid roll-out of Reliance Fresh and Hypermarkets in various parts of the country.

More details of the subsidiaries of the Company are covered in Management's Discussion and Analysis Report forming part of the Annual Report.

Fixed Deposits

The Company has not accepted any fixed deposit during the year under review.

Directors

Pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 135 of the Articles of Association of the Company, Dr. Raghunath Anant Mashelkar was appointed as an additional Director with effect from June 9, 2007. Dr. Mashelkar would hold office up to the date of the ensuing Annual General Meeting. The Company has received a notice in writing from a member proposing the candidature of Dr. Mashelkar for the office of Director, liable to retire by rotation.

In terms of Article 155 of the Articles of Association of the Company, Shri Mansingh L. Bhakta, Shri Mahesh P. Modi, Dr. Dharam Vir Kapur and Shri Hital R. Meswani, Directors, retire by rotation and being eligible, offer themselves for reappointment at the ensuing Annual General Meeting.

Brief resume of the Directors proposed to be appointed / reappointed, nature of their expertise in specific functional areas and names of companies in which they hold directorships and memberships /chairmanships of Board Committees, as stipulated under Clause 49 of the Listing Agreements with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report.

Group

Pursuant to an intimation from the Promoters, the names of the Promoters and entities comprising the 'group' as defined under the Monopolies and Restrictive Trade Practices ("MRTP") Act, 1969 are disclosed in the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that :

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and there are no material departures from the same;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2007 and of the profit of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the Company on a 'going concern' basis.

Consolidated Financial Statements

In accordance with the Accounting Standard AS-21 on Consolidated Financial Statements read with Accounting Standard AS-23 on Accounting for Investments in Associates, your Directors provide the audited Consolidated Financial Statements in the Annual Report.

Auditors and Auditors' Report

M/s. Chaturvedi & Shah, Chartered Accountants, M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Rajendra & Co., Chartered Accountants, Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for reappointment.

The Company has received letters from all of them to the effect that their reappointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956 and that they are not disqualified for such reappointment within the meaning of Section 226 of the said Act.

The Notes on Accounts referred to in the Auditors' Report are self-explanatory and therefore do not call for any further comments.

Cost Auditors

The Central Government had directed an audit of the cost accounts maintained by the Company in respect of textiles, polyester and chemicals businesses. The Central Government has approved the appointments of Shri S. N. Bavadekar, Cost Accountant, for conducting the cost audit for textiles, a part of the polyester business and a part of chemicals business, M/s. V.J. Talati & Co., Cost Accountants, for conducting the cost audit of a part of the chemicals business, M/s. Diwanji & Associates, Shri S. Mallikarjuna Rao, M/s. Kiran J. Mehta & Co., Cost Accountants for conducting cost audit of a part of the chemicals business and M/s. Bavadekar & Co., M/s. V. Kumar & Associates, M/s. K. G. Goyal & Associates and Shri R. C. Srivastava, Cost Accountants, for conducting the cost audit of a part of the polyester businesss for the financial year ended March 31, 2007.

Secretarial Audit Report

Your Company voluntarily appointed Dr. K.R. Chandratre, Practicing Company Secretary, to conduct Secretarial Audit of the Company. The Secretarial Audit Report for the financial year ended March 31, 2007, addressed to the Board of Directors of the Company, is attached to the Annual Report. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Listing Agreement with the Stock Exchanges, Securities Contracts (Regulation) Act, 1956 and all the Regulations of SEBI as applicable to the Company, including the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Particulars of Employees

In terms of the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the annexure to the Directors' Report. However, as per the provisions of Section 219(1)(b)(iv) of the said Act read with the revised Clause 32 of the Listing Agreement as notified by Securities and Exchange Board of India, the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo

The particulars relating to energy conservation, technology absorption, foreign exchange earnings and outgo, as required to be disclosed under Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are provided in the Annexure to this Report.

Transfer of Unpaid and Unclaimed amounts to IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, the declared dividends and interest on debentures which remained unpaid or unclaimed for a period of 7 years have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

Corporate Governance

Your Company is committed to maintain the highest standards of Corporate Governance. Your Directors adhere to the requirements set out by the Securities and Exchange Board of India's Corporate Governance practices and have implemented all the stipulations prescribed. Over and above the statutory requirements, your Company has implemented several best corporate governance practices as prevalent globally.

The Report on Corporate Governance as stipulated under Clause 49 of the Listing Agreement forms part of the Annual Report. The Chairman and Managing Director's declaration regarding compliance with RIL Code of Business Conduct and Ethics for Directors and Management Personnel forms part of Report on Corporate Governance.

The requisite Certificate from the Auditors of the Company, M/s. Chaturvedi & Shah, M/s. Deloitte Haskins & Sells and M/s. Rajendra & Co., confirming compliance with the conditions of Corporate Governance as stipulated under the aforesaid Clause 49, is annexed to this Report.

Acknowledgement

Your Directors would like to express their appreciation for the assistance and co-operation received from the financial institutions, banks, Government authorities, customers, vendors and members during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the committed services of the executives, staff and workers of the Company.

For and on behalf of the Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Place : Mumbai,
September 10, 2007.

Annexure to Directors' Report

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988.

A. CONSERVATION OF ENERGY

(a) Energy Conservation measures taken

International benchmarking of Hazira Olefins plant was taken-up for the year 2005 with Solomon Associates USA. RIL Hazira is in the first quartile with respect to specific energy consumption. Though the energy index has improved from 6043 Btu / lb to 5679 Btu / lb, there exists a gap of about 173 Btu / lb with respect to the best across the globe for the liquid feed crackers. During the major shutdown in April 2006, five nos. energy conservation schemes have been implemented which is expected to further reduce the energy index by about 29 BTU / lb.

RIL Hazira was adjudged as "***Excellent Energy Efficient Unit***" at *Energy Summit – 2006* held at Chennai by CII. The unit also bagged "***The Most Useful Presentation***" award. RIL Hazira was awarded with "***Certificate of Merit***" at *National Energy Conservation Award Ceremony – 2006* organized by Ministry of Power, Government of India. (HZ)

Reliance Jamnagar is highly focused on energy conservation. A number of best practices, focused studies and improvement projects have been implemented in last six years and it has helped Reliance Jamnagar refinery to achieve the status of Pacesetting Refinery in the world. Reliance regularly benchmarks its energy conservation levels with global standards, and consistently works towards further improving efficiencies.

In the benchmarking study by an International major – Shell Global Solutions, Reliance Jamnagar has topped the list and has been placed as "Best in Class" on Energy performance for the past 6 years.

Some of the other major energy conservation measures carried out during the year are listed below:

1) A power recovery train has been commissioned along with the PTA – 3 plant at Hazira.

2) A prototype project of combined heat and power cycle has been installed and commissioned for experimentation and data collection and finding out its suitability for replication.

3) An experimental plantation of Jethropha has been carried out in the barren land. The plantation has yielded seeds in the record time of about 20 months. The oil extraction and characterization is under progress.

4) An Energy Conservation Study for process plants has been initiated with the help of advanced process simulation using principles of pinch analysis. The study has unlocked many heat integration opportunities, which are at various stages of detaining and implementation.

5) Supplying power from Sub-station-12 to ETP and isolating Transformer in SS-10 resulted in saving of 1500 units per month.

6) Replacement of Cooling Tower Fan with Energy Efficient FRP Fans.

7) Efficiency improvement from 84 to 86.6 percent in Super Heater H-107 of Cracker plant at Baroda Complex with reduction of excess air in the stack flue gases.

8) In the LPG feed processing unit of Baroda Complex, column C-702 top was diverted to fuel gas system instead of flaring. Saving of fuel gas of 25 Kg. per Hour.

9) Installation of VFD for Fin Fan cooler PAE-2A in LAB plant of Baroda Complex for power saving of 11 KW/ Hr.

10) Replacement of appropriate type of steam traps from Inverted Bucket to thermodynamic type in yard piping area at Gandhar Complex resulted in saving of steam.

11) High efficiency axial flow FRP blade fan replacement in cooling tower resulted in saving of power at Nagothane Complex.

12) Insulation revamp of Heater H-12 was done in Cracker plant.

13) Installation of 2X 2.4 MW DG Sets along with HRSG & VAC-Waste heat from new Fuel-oil fired DGs used for generating steam and refrigeration at Allahabad Polyester Unit has resulted in energy saving.

14) For the first time in India in the refinery sector, Plate & Frame type Heat exchangers are installed in the Amine Treating Units - 1 & 2 in the rich amine feed preheat section.

15) Replacement of remaining Aluminium blades of fan of Cooling towers with FRP blades in Sulfur, Aromatics, CDU, and FCC for reduction of power consumption.

(b) Additional Investment /proposals being implemented for reduction of consumption of Energy

1) Increase in Preheat temperature from 241°C to 266°C by Heat recovery from VGO product stream in CDU1 & CDU2.

2) Optimization of CPP operation using offline optimizer.

3) Reduction in Flare loss by providing flare flow meter at various units B/L.

4) Flash steam and condensate recovery in CPP.

5) Steam letdown Energy Conservation Turbine from HP to LMP in ACN plant of Baroda Complex for 450 KW equivalent power generation.

6) Gas Turbine inlet air chilling for a Gas Turbine of Baroda Complex for improving efficiency and sustaining capacity.

7) Pinch Analysis study for Cracker and Power Plants of Baroda Complex for energy conservation through heat integration.

8) Steam traps survey and rectification at Baroda Complex and Gandhar Complex.

9) Heat repellent coating for control room buildings of the Baroda Complex for reducing the refrigeration load and for power saving.

10) Compressor operation in Chloro Alkali plant of Gandhar Complex for better hydrogen recovery.

11) Replacement of existing GRP fans with Aerofoil design FRP blades for cooling towers at Gandhar Complex.

12) Optimization of refrigeration load between VAR and VC machine to reduce power consumption in PVC plant of Gandhar Complex.

13) Operation philosophy of operating B pneumatic conveying system for power saving in PVC plant of Gandhar Complex.

14) Gas turbine inlet air chilling and air duct modification to reduce pressure drop and for better efficiency and heat rate.

15) Use of Natural Gas in place of liquid fuels.

(c) Impact of measures at (a) & (b) above for reduction in consumption of energy and on the cost of production of goods

1) The Hazira site is able to achieve the Energy Index (YTD Feb. 2006) of 1.85 Gcal / MT, which is 1.6% improvement over the same period last year (1.88 Gcal / MT).

2) Variou energy conservation measures implemented at Jamnagar resulted in a savings of Rs. 1955 lca/annum.

3) As a result of various Energy Conservation measures taken, ever lowest Specific Energy Consumption of 3.15 MMKCal / MT was achieved by the Company compared to 3.27 MMKCal / MT (combined of all nine sites) of previous year. The reduced consumption of Energy has resulted in savings of Rs. 24.3 crores for the year 2006-07.

4) The Polyester Units at Allahabad, Barabanki, Baulpur, Hoshiarpur, Nagpur and Silvassa have undertaken various Energy Conservation measures, which have resulted in reduction of specific consumption of Energy by 2.5 percent.

5) Similarly at Patalganga the cost reduction due to energy savings schemes work out to Rs. 566 lac/year.

6) At Naroda there had been a saving of more than 2.83 lac units of electricity consumption in a year.

(d) Total Energy Consumption and Energy Consumption per unit of production as per Form 'A' attached hereto

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption- as per Form B given below:

Form B

1) Research and Development (R & D)

a) Specific areas in which the research and development (R & D) is being carried out

1) Relcat (200X, 100 XY) and Reldonor (RELD4000, 6000, 7000, 8000 & 9000) for speciality PP grades being developed from concept to bench scale with few pilot plant trial runs.

2) CFD modelling of the FCC reactor riser by UOP and density profiling of the reactor riser using Tomography technique.

3) New grades of Ultra High Molecular Weight, High Density Polyethylene (HDPE) and a new random Polypropylene Copolymer (PPCP) have been added to the Company's products portfolio.

4) Another new product with good business potential – Homo Polyacrylonitrile (Homo-PAN) has undergone successful plant trial.

5) New generation Paraffins dehydrogenation catalyst, RPDC-10, for LAB process is another significant development. The patented formulation that holds promise on pilot scale evaluation is due for commercial trial in 2007-08 and has attractive business potential for the Catalyst Manufacturing Plant at NC.

6) A new low bulk density RELOX-1 catalyst formulation developed at R&D was manufactured at Nagothane plant and successfully proven in Solid state polymerization (SSP-2) unit of New generation (NG3) plant at Hazira has vastly improved the scope for marketing of this catalyst for other Poly Ethylene Terphathalate (PET) plants across the world.

7) With the advent of new generation ternary catalyst system for Butene-1 production from ethylene and its successful plant trials at Nagothane, another new product has been added to the portfolio of Catalysts Business Group, which is now emerging as the business front for all R&D activities related to catalysts and adsorbents.

8) In 2006-07 technology for novel bicomponent filament products developed by RTC was successfully transferred

to PG manufacturing for full-scale production on the commercial scale. These products include Recron 'Stretch' filaments for comfort stretch in dress materials, shirting & suiting etc. These yarns offer elastic stretch in the fabrics negating the need for use of Lycra type elastic filaments.

9) The ultramicrodenier (DPF<0.2) filament yarns, marketed under the Recron 'Micrelle' brand, were developed using the novel concept of splittable yarns. These filaments offer soft touch, improved moisture transport and visual aesthetic through cross dyeing of the two types of polymer segments used in the yarns. RTC has initiated joint work with Reliance's fabrics division in Naroda for end-use research & downstream processing of fabrics with the new filament products.

10) The major development in Staple Fibres concerned the introduction of Recron 3s Short Cut Fibres for use in wet laid nonwovens in end uses such as filter paper in food processing, wall papers, etc. These fibres have been specially developed for export purpose.

11) The Finish Development group in RTC has developed a number of proprietary additives for improving the textile processability of Staple Fibres in downstream operations. A special hydrophilic finish system was developed for dope dyed black staple fibres for use in non-woven applications. Novel finish system for effective dry dispersion of construction grade Recron 3s fibres for use in concrete mix was also developed and the fibre products are commercialised.

12) For the packaging applications, a variety of novel grades of PET resins were developed. These include hotfill resin for food packaging, special reheat grades for carbonated soft drinks and mineral water packaging.

13) RTC has also been involved in developing process solutions for improving the process yield and product quality of the Relpet + grades produced on the new generation PET process technology platform licensed by Invista and commercialised by RIL for the first time in the world.

14) New PET grades demonstrated on the Hazira commercial plant in 2006-07 include Aqua RH and CSD RH grades with proprietary know-how for incorporating the reheat additive. Field-testing of the HF grade PET with UV blocking at 360 nm for packaging of juices, etc. is currently in progress.

15) Development of machine washable 100% wool and wool rich blended suiting fabric.

16) Development of Cotton look fabric with Polyester.

17) Development of fabric of various designs with Dyefast polyester having dyeabilty at temperature below boil.

18) Development of process for improvement of Surface smoothness and crease retention simultaneously in Polyester / Rayon Blended fabric.

b) **Benefits derived as a result of it**

1) Development of Spherical Magnesium Ethoxide and MagTi based catalyst, RELCAT 100Y and RELCAT 100X respectively in CPF plant enabled PP plant throughput increase by ~2.5 TPH in Random and 1.5 TPH in homo grades with a 10% improvement in Bulk Density.

2) 250 KT of improved raffia produced using RELD1000 technology with capability for high-speed machines.

3) New generation catalyst for dehydrogenation of paraffins.

4) Ternary catalyst system for ethylene dimerization to butene-1.

5) RTC has also successfully developed technology for inherently coloured polymer in blue and green shades using novel chemistry. These chips have been successfully spun to give coloured FDY products without the use of pigment masterbatches. This new concept of colouration is an eco-friendly way of coloured fibres and yarns without producing wet processing for dyeing.

6) Development of process for simultaneous improvement of crease retention and surface smoothness properties helps get an optimum level of both the parameters for improved garment property.

7) Flame retardant poly/wool suiting fabric offers safety for fire risk areas.

c) **Future plan of action**

1) To produce catalyst and processes for monomers & co-monomers production.

2) To produce degradable Polyolefins.

3) To produce specialty polymers/ new grades of polyolefins for niche market.

4) Development of blends for automobile applications.

5) Process modelling and simulation.

6) Energy efficient separation & purification processes.

7) New generation catalysts for hydrocarbon conversion processes.

8) New approaches towards environment management.

9) Eco-friendly catalysts / Hydrocarbon conversion via bio-routes.

10) Development of stretch fabric with polyester having inherent stretch property to eliminate the use of Lycra filament.

11) Development of Canvas fabric (Used for tent) with Flame retardant property.

12) Development of Ultra-soft suede fabric by using special polyester which get fibrilised during processing.

13) Development of Bulky, woolly feel fabric with Bi-component polyester.

14) Development of Polyester wool blended fabric with water/oil repellency and flame retardancy.

15) Development of Un-crushable / wrinkle free Polyester / wool blended fabric by reengineering yarn / fabric/ processing parameters.

16) Establishment of FCC R&T facility will involve setting up of a 1.5 barrel per day re-circulating pilot plant, cold flow units, testing and evaluation rigs for chemical and physical properties of catalysts/additives. The research work is aimed at developing and evaluating new generation FCC catalysts.

d) Expenditure on R & D

		Rs. Crore
a)	Capital	167.40
b)	Recurring	157.30
	Total	**324.70**
c)	Total R & D as a percentage of total turnover	0.27

2. Technology absorption, adoption and innovation

Efforts made towards technology absorption, adoption and innovation:

1) Commissioned & stabilized successfully, 120 KTA Cracker DBN with total in-house design & engineering.

2) Techno-economic evaluation of provision of parallel reactor in MEG 3, for using high selectivity catalyst, carried out.

3) Overhead condenser installed in PVC plant on trial basis on one reactor with in-house basic & detailed engineering.

4) The Naphtha Cracker plant at Baroda Complex is revamped for plant capacity increase as well as substantial improvement in product yields and energy efficiency. The furnaces are revamped to state of art new technology design for higher yields with resultant favourable impact on consumption of raw material. The furnaces are also modified from natural draft to induced draft design through using waste heat boiler for producing steam and thereby improved furnace efficiency. These changes to new vintage technology design shall ensure competitiveness of cracker plant.

5) The Pyrolysis Gasoline Hydrogenation (PGH) unit second stage and the Benzene plants are modified for capacity increase. The Benzene plant is revamped with extractive distillation technology supplied by M/s. GTC, USA.

6) Cracking of Propane along with Ethane implemented in Cracker plant at Baroda Complex.

7) New BOPP grade of PP (Poly-Propylene) made at Jamnagar using latest generation SHAC 320 catalyst & ADT-5100 donor.

8) Capacity enhancement / New grade development / Improvement and Cost reduction

- Debottlenecking carried out in Cracker, PP, PE, PVC, VCM and PSF plants.
- New PSF grades, 0.9 den & 1.5 den Solid siliconised, developed.
- New PSF grades, 15 den Hollow Silicon + non-silicon (mixed with two crimper) developed.
- New grade C200MN developed in PP plant for Crate application for Reliance retail.
- Developed alternate chemicals and catalysts in PVC & PSF plants.
- SH/CM purifier height increased in PE 1 plant.
- Basic & Detailed Engineering for PDEB revamp from 250 Kg/hr to 600 Kg/hr completed in-house, by utilizing existing spare equipment / columns.
- New sludge handling facility of 10 MT per day capacity provided in ETP.
- Additional treatment facility (70 mt of COD per day) provided in ETP, which included Anaerobic and Aerobic treatment.

Benefits Derived as a result of the above efforts

1) HTPB is required in special application, which is of national interest. Hence manufacturing of this product has met this requirement.

2) Provision of parallel reactor in MEG plant to increase plant potential capacity by 21 KTA.

3) Overhead condenser provision in PVC plant to enhance production potential by 16 KTA.

4) The cracking of Propane along with Ethane in Cracker plant led to upgradation of Propane value from Fuel to Feed.

5) Additional Coker Gas Compressor has helped in increased Coker thruput and thereby further enabling processing of heavier crude.

6) Capacity enhancement / New grade development / Improvement and Cost reduction

- Debottlenecking activity resulted in increase in Cracker plant capacity by 120 KTA, PP plant by 15 KTA, PE plant by 8 KTA, PVC plant by 16 KTA, VCM plant by 6 KTA and PSF plant by 7 KTA.

- Implementation of LP Steam export to Cracker from PTA 3 plant has resulted in steam consumption reduction equivalent of 14 TPH SHP steam and
Rs. 8.7 crores / year.
- Utilization of 25 TPH of PTA-3 of 3.5 K Steam in Cracker and CPP Deaerator through surplus injection in CPP STG-2. Avoided 25 TPH of 3.5 Bar steams venting and resulted in savings of Rs. 7.7 crores per year.
- PDEB revamp will increase production potential by 3 KTA.
- Production of 0.8 and 1.0 Denier with 3381 hole spinneret's in PSF plant instead of 2800 hole spinneret's resulted in increase in productivity by 7 KTA.
- New sludge handling facility in ETP has enabled processing of additional sludge generated in ETP expansion.
- Wet resin / off spec generation reduced by upgrading stripping column trays in PVC plant.
- Deduster installed in PP bagging section to remove fines and improve product quality.
- Sonic algae controller installed in Raw water pond in CPP to reduce TOC in from 10 ppm to 6 ppm.
- Reduction in downtime / quality in ICP production by installing RADER valve in PP plant line A.
- Project under advance stage of implementation to improve furnace feed EDC quality in VCM plant by installing REDC column, HCl stripper.
- Use of alternate catalyst / chemicals in PP plant to improve product quality.

Improvement of Dart strength from 2.5 to 3.0 in Film grade by increasing IPS pressure in PE plant.

Information regarding Imported Technology

Product	Technology from	Year of Import	Status of implementation/ absorption
PET Resin (RELPET PLUS) (NG3)	INVISTA (U.S.A.)/ UOP SINCO (ITALY)	2003	Full
Butadiene	JSR, Japan	2005	Full

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

1. Activities relating to export, initiatives to increase exports, Developments of New export markets for Products and Services and Export Plan.

   The Company has continued to maintain focus and avail of export opportunities based on economic considerations. During the year the company has exports (FOB value) worth Rs. 58,531.32 crores (US$ 13,464.80 million)

2. Total Foreign exchange earned and used

		Rs. Crore
a.	Total Foreign Exchange earned	58,532.42
b.	Total savings in foreign exchange Through products manufactured by the Company and deemed exports (US$ 15,107.5 million)	65,672.41
	Sub-total (a+b)	1,24,204.83
c.	Total Foreign Exchange used	82,299.75

Form 'A'

Form for disclosure of particulars with respect to conservation of energy

A. Power & Fuel Consumption	2006-07	2005-06
1. Electricity		
a) Purchased Units (Lacs)	4,582.19	927.82
Total Cost (Rs. in crores) #	150.62	27.69
Rate/Unit (Rs.) #	**3.29**	**2.98**
b) Generation through captive power facilities		
Through Steam Turbine/Generator		
Units (Lacs)	24,310.08	23,887.90
KWH per unit of fuel	4.68	4.78
Total Cost (Rs. in crores)	1,213.14	1,070.60
Cost/Unit (Rs.)	**4.99**	**4.48**
c) Own Generation		
1) Through Diesel Generator		
Units (Lacs)	1,246.39	23.40
KWH per unit of fuel	4.08	3.54
Fuel Cost/Unit (Rs.)	**4.75**	**6.78**
2) Through Steam Turbine/Generator		
Units (Lacs)	51,930.66	26,497.95
KWH per unit of fuel	4.49	4.77
Fuel Cost/Unit (Rs.)	**2.83**	**2.27**
3) Through Wind Mill Turbine		
Units (Lacs)	79.58	
Purchased Fuels consumed		
2. Furnace Oil		
Quantity (K. Ltrs.)	208,912.67	200,344.21
Total Cost (Rs. in crores)	355.36	234.93
Average rate per Ltr. (Rs.)	**17.01**	**11.73**
3. Diesel Oil		
Quantity (K. Ltrs.)	155,990.40	1,320.68
Total Cost (Rs. in crores)	318.29	3.22
Average rate per Ltr. (Rs.)	**20.40**	**24.40**
4. Others		
(a) Gas		
Quantity (1000 M3)	1,091,968.64	559,440.41
Total Cost (Rs. in crores)	774.35	349.62
Average rate per 1000 M3 (Rs.)	**7,091.34**	**6,249.46**
(b) Coal		
Quantity	23,032.04	
Total Cost (Rs. in crores)	4.11	
Average rate per MT (Rs.)	1,786.30	
Internal Fuels consumed		
5. Gas		
Quantity (1000 M3)	2,428,707.83	1,639,818.20
6. GT fuels		
Quantity (K. Ltrs)	1,210,081.53	993,165.57

Excluding Demand Charges

P 22

B. Consumption per unit of Production

Product	Electricity (KWH)		Furnace Oil/ HSD/ HFHSD (Ltrs)		LSHS (kgs)		Gas (SM3)	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Fabrics (Per 1000 mtrs)	3,918	4,532	1	2	-	-	443	590
PFY (per MT)	898	722	21	58	66	-	23	37
PSF (per MT)	346	420	13	37	27	-	26	31
PTA (per MT)	334	369	6	9	-	-	-	-
LAB (per MT)	585	640	41	111	108	326	133	-
MEG (per MT)	486	525	-	-	7	-	32	-
PVC (per MT)	449	517	-	-	5	-	19	-
HDPE (per MT)	570	330	-	-	2	-	14	-
PP (per MT)	332	330	-	-	1	-	25	16
FF (per MT)	532	607	20	-	-	-	66	42
Cracker (per MT)	137	141	-	-	-	-	-	-
PET (per MT)	352	368	-	-	-	-	90	59
PX (per MT)	220	254	11	12	-	-	257	257
Petro-products (per MT)	65	63	-	-	-	-	41	36
PBR (per MT)	723	-	-	-	114	-	341	-
Caustic Soda (per MT)	2,516	-	-	-	22	-	94	-
Acrylonitrile (per MT)	547	-	-	-	-	-	-	-
Acrylic Fibre (per MT)	3,224	-	-	-	448	-	933	-

For and on behalf of the Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Place : Mumbai,
September 10, 2007

Persons constituting group coming within the definition of "group" as defined in the Monopolies and Restrictive Trade Practices Act, 1969, for the purpose of Regulation 3(1)(e)(i) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, include the following:

Sr. No.	Name of the Company
1	Aavaran Textiles Private Limited
2	Amur Trading Private Limited
3	Anumati Mercantile Private Limited
4	Bahar Trading Private Limited
5	Bhumika Trading Private Limited
6	Clarion Investments And Trading Company Private Limited
7	Dainty Investments And Leasings Private Limited
8	Ekansha Enterprise Private Limited
9	Eklavya Mercantile Private Limited
10	Fiery Investments & Leasing Private Limited
11	Hercules Investments Private Limited
12	Jagadanand Investments And Trading Company Private Limited
13	Jagdishvar Investments And Trading Company Private Limited
14	Jogiya Traders Private Limited
15	Kankhal Investments And Trading Company Private Limited
16	Kardam Commercials Private Limited
17	Kedareshwar Investments And Trading Company Private Limited
18	Krish Commercials Private Limited
19	Kshitij Commercials Private Limited
20	Madhuban Merchandise Private Limited
21	Nikhil Investments Company Private Limited
22	Nityapriya Commercials Private Limited
23	Ornate Traders Private Limited
24	Orson Trading Private Limited
25	Pams Investments And Trading Company Private Limited
26	Priyash Commercials Private Limited
27	Pusti Commercials Private Limited
28	Real Fibres Private Limited
29	Reliance Aromatics and Petrochemicals Private Limited
30	Reliance Chemicals Private Limited
31	Reliance Consolidated Enterprises Private Limited
32	Reliance Energy & Project Development Private Limited
33	Reliance Enterprises Limited
34	Reliance Industrial Infrastructure Limited
35	Reliance Life Sciences Private Limited
36	Reliance Polyolefins Private Limited
37	Reliance Welfare Association
38	Sanatan Textrade Private Limited
39	Tresta Trading Private Limited
40	Vita Investments & Trading Company Private Limited
41	Deccan Finvest Private Limited
42	Petroleum Trust (through Trustees for sole beneficiary – M/s Reliance Industrial Investments & Holdings Limited)
43	Reliance Petroinvestments Limited
44	Reliance Neutraceuticals Private Limited
45	Reliance Pharmaceuticals (India) Private Limited
46	Silvassa Hydrocarbons And Investments Private Limited
47	Synergy Synthetics Private Limited
48	Terene Industries Private Limited

Financial Statements and Notes

Auditors' Report

To the Members of
RELIANCE INDUSTRIES LIMITED

1. We have audited the attached Balance Sheet of RELIANCE INDUSTRIES LIMITED as at March 31, 2007, the Profit and Loss Account and also the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of those books;

   c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956.

   e) On the basis of written representations received from the Directors as on March 31, 2007 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2007 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the Significant Accounting Policies and notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2007;

      (ii) in the case of the Profit and Loss Account, of the Profit for the year ended on that date; and

      (iii) in the case of the Cash Flow Statement, of the Cash flows for the year ended on that date.

For Chaturvedi & Shah Chartered Accountants	**For Deloitte Haskins & Sells** Chartered Accountants	**For Rajendra & Co.** Chartered Accountants
D. Chaturvedi **Partner** Membership No.: 5611	**A. Siddharth** **Partner** Membership No.: 31467	**A. R. Shah** **Partner** Membership No.: 47166

Mumbai
September 10, 2007

Annexure to Auditors' Report

Referred to in Paragraph 3 of our report of even date

1. In respect of its fixed assets:
   a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information except in respect of Naroda complex wherein the fixed assets register is in the process of being updated.
   b) As explained to us, all the fixed assets have been physically verified by the management in a phased periodical manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets. No material discrepancies were noticed on such physical verification.
   c) In our opinion, the Company has not disposed off a substantial part of its fixed assets during the year and the going concern status of the Company is not affected.
2. In respect of its inventories:
   a) The inventories have been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.
   b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
   c) The Company has maintained proper records of inventories. As explained to us, there were no material discrepancies noticed on physical verification of inventories as compared to the book records.
3. In respect of the loans, secured or unsecured, granted or taken by the Company to / from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956:
   a) The Company has given loan to a wholly owned subsidiary of the Company. In respect of the said loan, the maximum amount outstanding at any time during the year is Rs. 495.85 crore and year-end balance is Rs. 387.55 crore.
   b) In our opinion and according to the information and explanations given to us, the aforesaid loan is interest free and other terms and conditions are not prima facie prejudicial to the interest of the Company.
   c) The said interest free loan is repayable on demand and there is no repayment schedule.
   d) In respect of the loan given by the Company, the same is repayable on demand and therefore the question of overdue amount does not arise.
   e) The Company has not taken any loan during the year from companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956.

   Consequently, the requirements of Clauses (iii)(f) and (iii)(g) of paragraph 4 of the Order are not applicable.
4. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business for the purchase of inventory and fixed assets and also for the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control system.
5. In our opinion and according to the information and explanations given to us, there are no contracts or arrangements, particulars of which need to be entered in the Register maintained under Section 301 of the Companies Act, 1956. Consequently, the requirements of Clause (v) (b) of paragraph 4 of the order is not applicable.
6. According to the information and explanations given to us, the Company has not accepted any deposits from the public. Therefore, the provisions of Clause (vi) of paragraph 4 of the Order are not applicable to the Company.
7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.
8. The Central Government has prescribed maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 in respect of certain manufacturing activities of the Company. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, carried out a detailed examination of the same.
9. In respect of statutory dues:
   a) According to the records of the Company, undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-Tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess, and any other statutory dues have been generally regularly deposited with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31st March, 2007 for a period of more than six months from the date of becoming payable. Amounts due and outstanding for a period exceeding 6 months as at 31st March, 2007 to be credited to Investor Education and Protection Fund of Rs. 4.93 crore, which are held in abeyance due to pending legal cases, has not been considered.
   b) The disputed statutory dues aggregating to Rs. 1,076.62 crore that have not been deposited on account of disputed matters pending before appropriate authorities are as under:

Annexure to Auditors' Report

Referred to in Paragraph 3 of our report of even date

Sr. No.	Name of the Statute	Nature of Dues	Amount (Rs. in crore)	Period to which the amount relates	Forum where dispute is pending
1.	Income Tax Act, 1961	Income-Tax/ Penalties	248.59	Various years from 1994-95 to 2004-05	Commissioner of Income-Tax (Appeals)
			3.30	Various years from 2001-02 to 2004-05	Income Tax Appellate Tribunal
			2.01	1994-95	High Court
2.	Central Excise Act, 1944	Excise Duty and Service Tax	23.01	Various years from 1992-93 to 2006-07	Commissioner of Central Excise (Appeal)
			497.91	Various years from 1986-87 to 2005-06	Central Excise and Service Tax Appellate Tribunal
			10.69	Various years from 1991-92 to 2001-02	High Court
			49.64	Various years from 1991-92 to 2001-02	Supreme Court
3.	Central Sales Tax Act, 1956 and Sales Tax Acts of various states	Sales tax / VAT and Entry Tax	20.18	Various years from 1991-92 to 2006-07	Joint/ Deputy Commissioner / Commissioner (Appeals)
			47.13	Various years from 1992-93 to 2003-04	Sales Tax Appellate Tribunal
			153.03	Various years from 1992-93 to 2002-03	High Court
4.	Customs Act, 1962	Custom Duty	13.99	2002-03	Commissioner of Customs (Appeals)
			5.97	2002-03	Customs Tribunal
5.	Textile Committee Act, 1963	Textile Committee Cess	1.17	Various years from 1997-98 to 2003-04	Textile Committee Tribunal
	Total		1,076.62		

10. The Company does not have accumulated losses at the end of the financial year. The Company has not incurred cash losses during the financial year covered by the audit and in the immediately preceding financial year.

11. Based on our audit procedures and according to the information and explanations given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks and debenture holders.

12. In our opinion and according to the explanations given to us and based on the information available, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund / nidhi / mutual benefit fund / society. Therefore, the provisions of clause (xiii) of paragraph 4 of the Order are not applicable to the Company.

14. The Company has maintained proper records of the transactions and contracts in respect of dealing or trading in shares, securities, debentures and other investments and timely entries have been made therein. All shares, securities, debentures and other investments have been held by the Company in its own name.

15. The Company has given guarantees for loans taken by others from banks and financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima facie prejudicial to the interest of the Company.

16. The Company has raised new term loans towards the end of the year. Pending utilization of the same, the funds have been temporarily invested in current investments and placed as fixed deposits with banks. The term loans outstanding at the beginning of the year were applied for the purposes for which they were raised.

17. According to the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that there are no funds raised on short-term basis that have been used for long-term investment.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.

19. The Company has created securities / charges in respect of secured debentures issued.

20. The Company has not raised any monies by way of public issues during the year.

21. In our opinion and according to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the year.

For Chaturvedi & Shah Chartered Accountants	For Deloitte Haskins & Sells Chartered Accountants	For Rajendra & Co. Chartered Accountants
D. Chaturvedi Partner Membership No.: 5611	**A. Siddharth** Partner Membership No.: 31467	**A. R. Shah** Partner Membership No.: 47166

Mumbai
September 10, 2007

Reliance Industries Limited
Balance Sheet as at 31st March, 2007

(Rs. in crore)

	Schedule	As at 31st March, 2007		As at 31st March, 2006	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,393.21		1,393.17	
Equity Share Suspense (Refer Note 3, Schedule 'O')		60.14		-	
Reserves and Surplus	'B'	62,513.78		48,411.09	
			63,967.13		49,804.26
Loan Funds					
Secured Loans	'C'	9,569.12		7,664.90	
Unsecured Loans	'D'	18,256.61		14,200.71	
			27,825.73		21,865.61
Deferred Tax Liability			6,982.02		4,970.82
TOTAL			98,774.88		76,640.69
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		99,532.77		84,970.13	
Less: Depreciation		35,872.31		29,253.38	
Net Block		63,660.46		55,716.75	
Capital Work-in-Progress		7,528.13		6,957.79	
			71,188.59		62,674.54
Investments	'F'		16,251.34		5,846.18
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		12,136.51		10,119.82	
Sundry Debtors		3,732.42		4,163.62	
Cash and Bank Balances		1,835.35		2,146.16	
Other Current Assets		3.07		25.06	
		17,707.35		16,454.66	
Loans and Advances	'H'	12,206.00		8,119.79	
		29,913.35		24,574.45	
Less: Current Liabilities and Provisions	'I'				
Current Liabilities		16,865.53		12,563.50	
Provisions		1,712.87		3,890.98	
		18,578.40		16,454.48	
Net Current Assets			11,334.95		8,119.97
TOTAL			98,774.88		76,640.69
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
September 10, 2007

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani – Chairman & Managing Director
N.R. Meswani – Executive Director
H.S. Kohli – Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Reliance Industries Limited
Profit and Loss Account for the year ended 31st March, 2007

(Rs. in crore)

	Schedule	2006 - 07		2005 - 06	
INCOME					
Turnover		1,18,353.71		89,124.46	
Less : Excise Duty / Service Tax Recovered		6,660.99		7,913.13	
Net Turnover			1,11,692.72		81,211.33
Other Income	'J'		478.28		682.92
Variation in Stocks	'K'		654.60		2,131.19
			1,12,825.60		84,025.44
EXPENDITURE					
Purchases			1,821.28		2,516.13
Manufacturing and Other Expenses	'L'		90,479.81		66,527.30
Interest and Finance Charges	'M'		1,188.89		877.04
Depreciation		6,812.16		4,853.73	
Less: Transferred from Revaluation Reserve [Refer Note 6, Schedule 'O']		1,997.01		1,452.82	
			4,815.15		3,400.91
			98,305.13		73,321.38
Profit before Tax			14,520.47		10,704.06
Provision for Current Tax			1,617.10		900.00
Provision for Fringe Benefit Tax			40.34		30.72
Provision for Deferred Tax			919.63		704.00
Profit after Tax			11,943.40		9,069.34
Add: Balance brought forward from Previous year			3,029.09		8,967.86
Excess Provision for Tax for earlier years			0.51		-
Amount Available for Appropriations			14,973.00		18,037.20
APPROPRIATIONS					
General Reserve		10,565.17		13,382.16	
Debenture Redemption Reserve		-		37.00	
Interim Dividend on Equity Shares		1,345.44		-	
Interim Dividend on Equity Shares paid by erstwhile IPCL		95.00		-	
Proposed Dividend on Equity Shares		-		1,393.51	
Tax on Dividend		202.02		195.44	
			12,207.63		15,008.11
Balance Carried to Balance Sheet			2,765.37		3,029.09
Basic and Diluted Earnings per Share of face value of Rs. 10 each (in Rupees) [Refer Note 14, Schedule 'O']			82.17		65.08
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
September 10, 2007

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani – Chairman & Managing Director
N.R. Meswani – Executive Director
H.S. Kohli – Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Reliance Industries Limited
Cash Flow Statement for the year 2006-07

(Rs. in crore)

		2006 - 07		2005 - 06	
A:	**CASH FLOW FROM OPERATING ACTIVITIES:**				
	Net Profit before tax as per Profit and Loss Account		14,520.47		10,704.06
	Adjusted for:				
	Net Prior Year Adjustments	(1.92)		0.88	
	Diminution in the value / Write off of Investments	106.50		23.43	
	(Profit) / Loss on Sale / Discarding of Fixed Assets (net)	6.19		0.27	
	Depreciation	6,812.16		4,853.73	
	Transferred from Revaluation Reserve	(1,997.01)		(1,452.82)	
	Effect of Exchange Rate Change	(165.33)		40.63	
	Profit on Sale of Investments (net)	(3.93)		(88.38)	
	Dividend Income	(107.81)		(22.44)	
	Interest / Other Income	(277.12)		(473.72)	
	Interest and Finance Charges	1,188.89		877.03	
			5,560.62		3,758.61
	Operating Profit before Working Capital Changes		20,081.09		14,462.67
	Adjusted for:				
	Trade and Other Receivables	(1,465.72)		826.27	
	Inventories	(790.56)		(2,706.94)	
	Trade Payables	948.83		(1,338.09)	
			(1,307.45)		(3,218.76)
	Cash Generated from Operations		18,773.64		11,243.91
	Net Prior Year Adjustments		1.92		(0.88)
	Taxes Paid		(1,905.01)		(941.45)
	Net Cash from Operating Activities		16,870.55		10,301.58
B:	**CASH FLOW FROM INVESTING ACTIVITIES:**				
	Purchase of Fixed Assets		(8,254.07)		(9,427.31)
	Sale of Fixed Assets		29.69		16.95
	Purchase of Investments		(45,631.77)		(45,745.00)
	Sale of Investments		35,539.69		42,624.53
	Movement in Loans		(586.67)		(115.96)
	Interest Income		228.31		493.47
	Dividend Income		107.81		22.44
	Net Cash Used in Investing Activities		(18,567.01)		(12,130.88)

Cash Flow Statement for the year 2006-07 (Contd.)

(Rs. in crore)

		2006 - 07		2005 - 06
C: CASH FLOW FROM FINANCING ACTIVITIES:				
Proceeds from Issue of Share Capital (Refer Note 3, Schedule 'O')		261.10		0.49
Proceeds from Long Term Borrowings		3,617.36		6,090.12
Repayment of Long Term Borrowings		(1,215.19)		(4,879.46)
Short Term Loans		2,742.69		1,909.14
Dividends Paid including dividend distribution tax		(3,378.58)		(1,185.26)
Interest Paid		(1,721.30)		(1,568.36)
Net Cash from Financing Activities		306.08		366.67
Net Increase / (Decrease) in Cash and Cash Equivalents		(1,390.38)		(1,462.63)
Opening Balance of Cash and Cash Equivalents	2,146.16		3,608.79	
Add: On Amalgamation	1,079.57		–	
		3,225.73		3,608.79
Closing Balance of Cash and Cash Equivalents		1,835.35		2,146.16

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
September 10, 2007

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani – Chairman & Managing Director
N.R. Meswani – Executive Director
H.S. Kohli – Executive Director

R.H. Ambani, M.L. Bhakta, Y.P. Trivedi, Dr. D.V. Kapur, M.P. Modi, S. Venkitaramanan, Prof. Ashok Misra, Prof. Dipak C. Jain – Directors

Schedules forming part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL

(Rs. in crore)

			As at 31st March, 2007		As at 31st March, 2006
Authorised:					
2,50,00,00,000 (2,50,00,00,000)	Equity Shares of Rs. 10 each		2,500.00		2,500.00
50,00,00,000 (50,00,00,000)	Preference Shares of Rs. 10 each		500.00		500.00
			3,000.00		3,000.00
Issued, Subscribed and Paid up:					
1,39,35,08,041	Equity Shares of Rs. 10 each fully paid up	1,393.51		1,393.51	
(1,39,35,08,041)					
	Less: Calls in arrears - by others	0.30		0.34	
			1,393.21		1,393.17
	TOTAL		1,393.21		1,393.17

1. Of the above Equity Shares:

   (a) 48,17,70,552 (48,17,70,552) Shares out of the issued and subscribed share capital before the buyback of shares were allotted as Bonus Shares by capitalisation of Securities Premium and Reserves.

   (b) 52,31,98,799 (52,31,98,799) Shares out of the issued and subscribed share capital before the buyback of shares were allotted pursuant to the various schemes of amalgamation without payments being received in cash and includes 10,46,60,154 shares allotted to Petroleum Trust, the sole beneficiary of which is Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company.

   (c) 33,04,27,345 (33,04,27,345) Shares out of the issued and subscribed share capital before the buyback of shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares (GDS) and re-issue of forfeited equity shares.

2. In the year 2004-05, the Company bought back and extinguished 28,69,495 equity shares.

3. The Company has reserved issuance of 6,96,75,402 (Previous Year 5,26,87,851) Equity Shares of Rs. 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company at a price of Rs. 1,284/- per share plus all taxes as may be levied in this regard on the Company. The options would vest over a period of 7 years from the date of grant based on specified criteria.

4. In terms of the approval of the shareholders of the Company and as per the applicable statutory provisions including Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000, the Company, on April 12, 2007, has issued and allotted 12,00,00,000 warrants on preferential basis to entities in the Promoter Group entitling them to apply for equivalent number of fully paid up equity shares of Rs. 10/- each of the Company, at a price of Rs. 1,402/- per equity share. The warrant holders have a right to apply for equity shares within 18 months from the date of allotment of the warrants.

Schedules forming part of the Balance Sheet

SCHEDULE 'B'

(Rs. in crore)

RESERVES AND SURPLUS	As at 31st March, 2007		As at 31st March, 2006	
Revaluation Reserve				
As per last Balance Sheet	4,650.19		2,729.88	
Add: On Revaluation	-		22,497.34	
	4,650.19		25,227.22	
Less: Net Assets transferred on Demerger	-		19,119.55	
Less: Transferred to Profit and Loss Account [Refer Note 6, Schedule 'O']	1,997.01		1,452.82	
Less: Deduction on sale / discarding of Revalued Assets	1.21		4.66	
		2,651.97		4,650.19
Capital Reserve				
As per last Balance Sheet		291.28		291.28
Capital Redemption Reserve				
As per last Balance Sheet		887.94		887.94
Securities Premium Account				
As per last Balance Sheet	15,467.41		15,467.66	
Add: On Amalgamation [Refer Note 3, Schedule 'O']	5,461.25		-	
	20,928.66		15,467.66	
Less: Premium on Redemption of Debentures / Bonds	-		0.25	
Add: Premium on conversion of Optionally fully Convertible Debentures [Refer Note 3, Schedule 'O']	403.33		-	
	21,331.99		15,467.41	
Less: Calls in arrears - by others	1.79		1.84	
		21,330.20		15,465.57
Debentures Redemption Reserve				
As per last Balance Sheet	587.02		550.02	
Add: Transferred from Profit and Loss Account	-		37.00	
		587.02		587.02
General Reserve*				
As per last Balance Sheet	23,500.00		10,117.84	
Less: Charge on account of transitional provisions under Accounting Standard 15	65.17		-	
	23,434.83		10,117.84	
Add: Transferred from Profit and Loss Account	10,565.17		13,382.16	
		34,000.00		23,500.00
Profit and Loss Account		2,765.37		3,029.09
TOTAL		62,513.78		48,411.09

* Cumulative amount withdrawn on account of Depreciation on Revaluation is Rs. 2,563.43 crore.

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

(Rs. in crore)

SECURED LOANS		As at 31st March, 2007		As at 31st March, 2006
A. DEBENTURES				
Non Convertible Debentures		5,346.26		6,038.35
B. TERM LOANS				
From Banks				
Foreign Currency Loans	20.59		–	
Rupee Loans	20.00		–	
		40.59		–
C. WORKING CAPITAL LOANS				
From Banks				
Foreign Currency Loans	856.36		1,150.53	
Rupee Loans	3,325.91		476.02	
		4,182.27		1,626.55
TOTAL		9,569.12		7,664.90

1. Debentures referred to in A above to the extent of :

a) Rs. 2,778.33 crore are secured by way of first mortgage / charge on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

b) Rs. 566.25 crore are secured by way of first mortgage / charge on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of Petrochemicals Complex situated at Jamnagar in the State of Gujarat and on the movable assets situated at Hazira, District Surat in the State of Gujarat.

c) Rs. 1,662.37 crore are secured by way of first mortgage / charge on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

d) Rs. 75.00 crore are secured by way of first mortgage on certain properties situated at village Angadh, District Vadodara in the State of Gujarat and on all plants, machinery and equipments, both present and future, at Vadodara Complex of the Company.

e) Rs. 114.13 crore are secured by way of first mortgage / charge on certain properties situated at village Munja Dhanot, District Kalol in the State of Gujarat and on fixed assets situated at Hoshiarpur Complex of the Company.

f) Rs. 54.08 crore are secured by way of first mortgage / charge on certain properties situated at Ahmedabad in the State of Gujarat and on fixed assets situated at Nagpur Complex of the Company.

g) Rs. 45.10 crore are secured by way of first mortgage / charge on certain properties situated at Surat in the State of Gujarat and on fixed assets situated at Allahabad Complex of the Company.

h) Rs. 51.00 crore are secured by way of first mortgage / charge on certain properties situated at Thane in the State of Maharashtra and on fixed assets situated at Baulpur Complex of the Company.

Schedules forming part of the Balance Sheet

2. Debentures referred to in A above are redeemable at par, in one or more instalments, on various dates with the earliest redemption being on 19th April, 2007, and the last being on 24th November 2018. The debentures are redeemable as follows : Rs. 1,173.30 crore in financial year 2007-08, Rs. 976.00 crore in financial year 2008-09, Rs. 742.30 crore in financial year 2009-10, Rs. 175.00 crore in financial year 2010-11, Rs. 275.50 crore in financial year 2011-12, Rs. 624.03 crore in financial year 2012-13, Rs. 432.76 crore in financial year 2013-14, Rs. 383.33 crore in financial year 2014-15, Rs. 164.04 crore in financial year 2015-16, Rs. 133.33 crore in financial year 2016-17, Rs. 133.33 crore in financial year 2017-18 and Rs. 133.34 crore in financial year 2018-19.

3. Foreign currency loans referred to in B above are secured by way of mortgage on certain properties and assets situated at Vadodara and Gandhar Complexes of the Company.

4. Rupee loan referred to in B above are secured by way of first charge over certain properties situated at Silvassa unit and second charge over fixed assets (present and future) at Silvassa unit except the assets exclusively charged to banks / financial institutions.

5. Working Capital Loans referred to in C above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, bills, materials in transit, etc. save and except receivables of Oil and Gas Division.

SCHEDULE 'D'

(Rs. in crore)

UNSECURED LOANS	As at 31st March, 2007		As at 31st March, 2006	
A. Long Term				
i) From Banks	9,702.62		8,323.28	
ii) From Others	4,548.11		2,154.13	
		14,250.73		10,477.41
B. Short Term				
i) From Banks	3,944.36		3,666.80	
ii) From Others	36.50		56.50	
		3,980.86		3,723.30
C. Deferred Sales Tax Liability		25.02		-
TOTAL		18,256.61		14,200.71

Schedules forming part of the Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

Description	Gross Block					Depreciation		Net Block	
	As at 01-04-2006	Acquired on Amalgamation#	Additions	Deductions/ Adjustments	As at 31-03-2007	For the Year	Upto 31-03-2007	As at 31-03-2007	As at 31-03-2006
OWN ASSETS:									
Leasehold Land	72.70	391.42	1,169.63	2.15	1,631.60	6.02	12.31	1,619.29	65.92
Freehold Land	419.14	218.47	71.60	0.38	708.83	–	–	708.83	419.14
Buildings	4,222.44	676.89	170.63	0.02	5,069.94	241.59	1,196.72	3,873.22	3,267.30
Plant & Machinery	73,339.39	4,423.52	6,978.11	201.95	84,539.07	5,956.25	31,186.82	53,352.25	47,931.78
Railway Sidings	–	0.60	–	–	0.60	0.10	0.10	0.50	–
Electrical Installations	1,950.58	–	115.37	0.32	2,065.63	150.13	748.88	1,316.75	1,351.70
Equipments	1,272.20	–	142.12	0.61	1,413.71	89.69	473.73	939.98	887.83
Furniture & Fixtures	297.12	22.11	34.80	1.80	352.23	32.64	166.43	185.80	161.87
Vehicles	135.74	4.41	38.95	21.62	157.48	21.56	76.46	81.02	67.67
Ships	276.41	–	–	1.47	274.94	8.62	201.83	73.11	82.60
Aircrafts & Helicopters	117.31	–	0.09	–	117.40	12.58	71.15	46.25	58.74
Jetties	646.97	–	–	–	646.97	71.63	414.01	232.96	304.59
Sub-Total	82,750.00	5,737.42	8,721.30	230.32	96,978.40	6,590.81	34,548.44	62,429.96	54,599.14
LEASED ASSETS :									
Plant & Machinery	–	123.19	–	–	123.19	18.89	18.89	104.30	–
Ships	9.98	–	–	–	9.98	0.33	9.98	–	0.33
Sub-Total	9.98	123.19	–	–	133.17	19.22	28.87	104.30	0.33
INTANGIBLE ASSETS :									
Technical Knowhow fees	1,926.97	–	170.62	–	2,097.59	117.28	1,057.76	1,039.83	986.49
Software	283.18	–	40.43	–	323.61	84.85	237.24	86.37	130.79
Sub-Total	2,210.15	–	211.05	–	2,421.20	202.13	1,295.00	1,126.20	1,117.28
Total	84,970.13	5,860.61	8,932.35	230.32	99,532.77	6,812.16*	35,872.31	63,660.46	55,716.75
Previous Year	55,125.82		30,596.54	752.23	84,970.13	4,853.73	29,253.38	55,716.75	
Capital Work-in-Progress								7,528.13	6,957.79

NOTES :

a) Leasehold land includes Rs. 207.75 crore (Previous Year Rs. 0.11 crore) in respect of which lease-deeds are pending execution.

b) Buildings include :
   i) Cost of Shares in Co-operative Housing Societies Rs. 0.03 crore (Previous Year Rs. 0.03 crore)
   ii) Rs. 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase / acquisition of 1,94,819 Equity shares of Re.1 each of Mature Trading and Investments Pvt. Limited with a right of occupancy of certain area of a commercial premises.
   iii) Rs. 29,125 (Previous Year Rs. 29,125) towards 5 shares of Rs. 200 each of Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops & Warehouse Society Limited, 60 shares of Rs. 100 each of New Piece Goods Bazar Co. Limited, 15 shares of Rs. 100 each of Pandesara Industrial Co-operative Society Limited, 20 shares of Rs. 200 each of The Bombay Market Art Silk Co-operative (Shops & Warehouses) Society Limited and 225 shares of Rs. 100 each, Rs. 25 paid up of Crimpers Industrial Co-operative Society Limited, with a right of occupancy of certain area of concerned commercial premises.
   iv) Rs. 4.88 crore (Previous Year Rs. Nil) in respect of which conveyance is pending.

c) Capital-work-in progress includes :
   i) Rs. 410.41 crore on account of pre-operative expenses (Previous Year Rs. 486.91 crore)
   ii) Rs. 563.07 crore on account of cost of construction materials at site. (Previous Year Rs. 320.58 crore)
   iii) Rs. 1,375.47 crore on account of advance against capital expenditure. (Previous Year Rs. 438.36 crore)

d) Additions/ Deletions and Capital Work-in-Progress is net of gain of Rs. 121.24 crore on account of exchange difference during the year. (Previous Year is net of gain of Rs. 39.17 crore)

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.

f) Additions for previous year includes Rs. 22,497.34 crore being the amount added on revaluation of Building, Plant and Machinery, Electrical Installations and Equipments as at 1st August, 2005.

\# On amalgamation of Indian Petrochemicals Corporation Limited (Refer to Note 3, Schedule 'O')

* Refer to Note 6, Schedule 'O'

Schedules forming part of the Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

		As at 31st March, 2007		As at 31st March, 2006	
INVESTMENTS					
A. LONG TERM INVESTMENTS					
Government and other Securities–Quoted					
– (8,660)	6.75% UTI US64 Tax Free Bonds of Rs. 100 each	–		0.08	
		–		0.08	
Government and other Securities–Unquoted					
	7 Years National Savings Certificate (Deposited with Sales Tax Department) (Rs. NIL; Previous Year Rs. 11,000)	–		–	
	6 Years National Savings Certificate (Deposited with Sales Tax Department)	0.01		0.01	
		0.01	0.01	0.01	0.09
Trade Investments					
In Equity Shares – Unquoted, fully paid up					
1,00,00,000 (1,00,00,000)	Petronet India Limited of Rs. 10 each	10.00		10.00	
– (1,30,00,000)	Petronet VK Limited of Rs. 10 each (Refer Note 1)	–		13.00	
11,08,500 (11,08,500)	Reliance Europe Limited of Sterling Pound 1 each	3.93		3.93	
62,63,125 (–)	Indian Vaccines Corporation Limited of Rs. 10 each (Refer Note 2)	0.61		–	
12,04,20,000 (–)	Gujarat Chemical Port Terminal Company Limited of Rs. 10 each (Refer Note 2)	30.42		–	
		44.96	44.96	26.93	26.93
Other Investments					
In Equity Shares – Quoted, fully paid up					
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Limited of Rs. 10 each	16.58		16.58	
8,043 (–)	Portland General Electric Company Common Stock Equity	0.78		–	
		17.36		16.58	
In Equity Shares – Unquoted, fully paid up					
22,500 (22,500)	Reliance LNG Limited of Rs. 10 each	0.02		0.02	
		0.02	17.38	0.02	16.60
In Equity Shares of Subsidiary Companies – Quoted, fully paid up					
337,50,00,000 (–)	Reliance Petroleum Limited of Rs.10 each (Refer Note 3)	6,750.00		–	
		6,750.00		–	
In Equity Shares of Subsidiary Companies–Unquoted, fully paid up					
– (270,00,00,000)	Reliance Petroleum Limited of Rs.10 each	–		2,700.00	
14,75,04,400 (14,75,04,400)	Reliance Industrial Investments and Holdings Limited of Rs.10 each	147.50		147.50	
24,77,150 (20,20,000)	Reliance Ventures Limited of Rs. 10 each	1,602.05		2.02	
20,20,200 (20,20,200)	Reliance Strategic Investments Limited of Rs.10 each	2.02		2.02	
10,000 (10,000)	Reliance Netherland B.V. of Euro 1 each	0.06		0.06	
5,450 (5,450)	Reliance Industries (Middle East) DMCC of AED 1000 each	6.55		6.55	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

(Rs. in crore)

		As at 31st March, 2007		As at 31st March, 2006	
10,00,00,000 (50,000)	Reliance Jamnagar Infrastructure Limited of Rs.10 each (Formerly Reliance Infrastructure Limited)	100.00		0.05	
339,00,00,000 (21,50,50,000)	Reliance Retail Limited of Rs.10 each	3,390.00		215.05	
1,76,200 (–)	Reliance Exploration & Production DMCC of AED 1000 each	210.84		-	
10,000 (–)	Reliance Global Management Services Private Limited of Rs. 10 each	0.01		–	
		5,459.03		3,073.25	
In Equity Shares of Subsidiary Companies – Unquoted, partly paid up					
610,00,00,000 (–)	Reliance Retail Limited of Rs. 10 each (Re. 1 paid up)	610.00		–	
		610.00		–	
In Preference Shares of Subsidiary Companies – Unquoted, fully paid up					
10,00,000 (10,00,000)	5% Cumulative Redeemable Non Convertible Preference Shares of Reliance Ventures Limited of Re. 1 each	10.00		10.00	
2,25,00,000 (–)	16% Redeemable Non Cumulative Non Convertible Preference Shares of Reliance Strategic Investments Limited of Rs.100 each	450.00			
		460.00		10.00	
In Debentures of Subsidiary Companies – Unquoted, fully paid up					
2,79,90,000 (2,79,90,000)	0% Unsecured Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 100 each	279.90		279.90	
8,83,143 (8,83,143)	0% Unsecured Optionally Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 5000 each	441.58		441.58	
		721.48		721.48	
			14,000.51		3,804.73
In Others					
88 (–)	Pass Through Certificates (PTC) issued by Indian Residential MBS Trust – Series VI		11.47		-
	Total (A)		14,074.33		3,848.35
B. CURRENT INVESTMENTS					
Other Investments					
	In Government Securities-Quoted				
	11.99% GOI 2009	27.03		85.67	
	11.75% GOI 2006	-		165.33	
	11.90% GOI 2007	-		254.01	
		27.03		505.01	
	In Treasury Bills – Quoted				
	364 Days Treasury Bills	18.75		1.91	
		18.75		1.91	
	Collateral Borrowing & Lending Obligation	189.07		-	
		189.07		-	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

(Rs. in crore)

In Units-Unquoted		As at 31st March, 2007	As at 31st March, 2006
– (7,29,57,908)	ABN AMRO Floating Rate Fund–Institutional–Plus of Rs.10 per unit – Growth	–	75.00
20,12,86,344 (–)	ABN AMRO Fixed Term Plan of Rs. 10 per unit – Dividend	201.29	–
7,50,00,000 (–)	Birla Fixed Term Plan of Rs. 10 per unit – Dividend	75.00	–
15,10,14,313 (23,44,30,323)	Birla Cash Institutional Premium Plus of Rs. 10 per unit – Growth	180.00	260.17
– (24,46,617)	DSP Merrill Lynch Liquid Fund-Institutional Plan of Rs.1,000 per unit – Growth	–	249.78
5,03,001 (–)	DSP Merrill Lynch Fixed Term Plan of Rs. 1,000 per unit– Dividend	50.30	–
– (7,15,08,763)	HDFC Liquid Fund Premium Plus Fund of Rs10 per unit – Growth	–	100.00
5,00,00,000 (–)	HSBC Fixed Term – Institutional Growth of Rs. 10 per unit	50.00	–
6,00,00,000 (–)	ING Vyasya Fixed Maturity Fund of Rs. 10 per unit	60.00	–
5,04,76,399 (–)	JM Fixed Maturity Fund of Rs. 10 per unit – Dividend	50.48	–
7,56,89,000 (–)	Kotak Fixed Maturity Plan of Rs. 10 per unit – Dividend	75.69	–
1,98,14,143 (9,57,47,048)	Kotak Liquid Fund–Institutional– Premium Fund of Rs.10 per unit – Growth	30.00	135.06
6,09,08,036 (–)	LIC Mutual Fund Fixed Maturity Plan of Rs. 10 per unit – Dividend	60.91	–
– (11,47,93,693)	Principal Cash Management Liquid Institutional Premium Fund of Rs.10 per unit – Growth	–	125.00
17,13,28,222 (–)	Principal Floating Rate Fund Short Maturity Plan Institutional Plan – of Rs.10 per unit– Growth	200.00	–
4,50,00,000 (–)	Principal PNB Fixed Maturity Plan of Rs. 10 per unit	45.00	–
1,00,00,000 (–)	Prudential ICICI Fixed Maturity Plan of Rs. 10 per unit – Growth	10.00	–
15,19,23,500 (–)	Prudential ICICI Fixed Maturity Plan of Rs. 10 per unit– Dividend	151.92	–
5,87,48,799 (14,68,12,696)	Prudential ICICI Institutional Liquid Plan of Rs. 10 per unit – Growth	62.41	149.95
9,62,16,200 (–)	Standard Chartered Fixed Maturity Plan of Rs. 10 per unit – Dividend	96.21	–
2,50,00,000 (–)	SBI Debt Fund of Rs. 10 per unit – Growth	25.00	–
8,02,46,850 (–)	SBI Debt Fund of Rs. 10 per unit – Dividend	80.25	–
– (3,81,93,704)	SBI Mutual Fund Magnum Institutional Income Fund Savings of Rs. 10 per unit – Growth	–	43.00
– (25,27,892)	Standard Chartered Liquidity Manager Plus- of Rs. 1,000 per unit – Growth	–	252.95
2,52,43,250 (–)	Sundaram BNP Paribas Fixed Term Plan of Rs. 10 per unit – Dividend	25.24	–
10,62,98,500 (–)	Tata Fixed Horizon Fund of Rs. 10 per unit – – Dividend	106.31	–
2,00,00,000 (–)	Tata Fixed Horizon Fund of Rs. 10 per unit – – Growth	20.00	–
1,00,00,000 (–)	UTI Yearly Fixed Maturity Plan of Rs. 10 per unit– Growth	10.00	–

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

(Rs. in crore)

		As at 31st March, 2007		As at 31st March, 2006	
25,11,53,627 (–)	UTI Fixed Maturity Plan of Rs. 10 per unit– Dividend	251.15		–	
2,02,690 (–)	UTI Liquid Cash Plan Institutional – Growth Option of Rs. 1000 each	25.00		–	
– (5,09,39,321)	UTI Money Market Fund– Plan of Rs. 10 per unit – Growth	–		100.00	
		1,942.16		1,490.91	
	Total (B)		2,177.01		1,997.83
	Total (A+B)		16,251.34		5,846.18

Notes:

1. Value of investment written off during the current year– Petronet VK Limited – Rs. 13.00 crore
2. Provision for diminution in value of investment in the following companies, made during the year is :
   Indian Vaccines Corporation Limited – Rs. 3.50 crore
   Gujarat Chemical Port Terminal Company Limited – Rs. 90.00 crore
3. Out of 337,50,00,000 Equity Shares of Reliance Petroleum Limited, 67,50,00,000 Equity Shares are locked in upto 31st December, 2011.

	As at 31st March, 2007		As at 31st March, 2006	
AGGREGATE VALUE OF	Book Value	Market Value	Book Value	Market Value
Quoted Investments	6,813.14	24,454.46	523.58	780.71
Unquoted Investments	9,438.20	–	5,322.60	–

Investments purchased and sold during the year	Face Value (Rs.)	Nos. (in Lakhs)	Cost (Rs. in Crore)
Mutual Fund Units			
ABN AMRO Fixed Term Plan – Dividend	10	2,286.01	228.60
ABN Institutional Premium Floating Rate Fund – Daily Dividend	10	1,000.67	100.07
Birla Cash Plus – Institutional Premium – Daily Dividend Reinvest Plan	10	12,955.83	1,298.11
Birla Cash Plus – Institutional Premium – Growth	10	20,551.77	2,351.00
Birla Fixed Term Plan – Dividend	10	254.45	25.44
Birla Sunlife Cash Manager – Institutional Premium – Daily Dividend Reinvest Plan	10	2,453.20	245.37
DBS Chola Liquid Institutional Plus – Cumulative	10	1,753.63	254.00
DBS Chola Short Term Floating Rate – Cumulative	10	1,027.70	112.00
Deutsche Insta Cash Plus Institutional Plan – Growth	10	3,048.38	340.00
DSP Merrill Lynch Liquid Plus Institutional Plan – Daily Dividend Reinvest Plan	1 000	63.38	633.92
DSP Merrill Lynch Liquidity Fund – Regular – Growth	1 000	108.05	1,120.00
DSP Merrill Lynch Liquidity Fund Institutional Plan – Daily Dividend Reinvest Plan	1 000	70.35	703.59
DSP Merrill Lynch Fixed Term Plan– Dividend	1 000	10.16	101.58
HDFC Cash Management Fund – Call Plan – Growth	10	221.07	28.00
HDFC Cash Management Fund – Saving Plan – Daily Dividend Reinvest	10	577.86	61.46
HDFC Liquid Fund – Premium Plan – Daily Dividend Reinvest	10	134.63	16.51
HDFC Liquid Fund – Premium Plus Plan – Growth	10	1,429.60	200.00
HSBC Cash Fund – Institutional Plus – Growth	10	9,114.61	1,011.00
HSBC Liquid Plus Institutional Plus – Daily Dividend	10	50.05	5.01

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.) (Rs. in crore)

ING Vysya Liquid Fund Super Institutional – Growth Option	10	13,394.85	1,407.00
JM Fixed Maturity Fund – Dividend	10	507.74	50.77
JM High Liquidity Fund – Super Institutional Plan – Growth(94)	10	4,318.83	481.00
Kotak Fixed Maturity Plan Dividend	10	1,015.10	101.51
Kotak Liquid Fund	10	12,189.61	1,731.00
LIC Mututal Fund Fixed Maturity Plan – Dividend	10	406.37	40.64
LIC Mutual Fund Liquid Plan	10	2,615.83	287.22
LIC Mututal Fund Liquid Fund – Growth Plan	10	5,441.62	714.00
Lotus India Liquid Fund – Institutional Plus Growth	10	119.20	12.00
Principal Cash Management Fund – Liquid Option – Institutional Premium – Dividend Reinvest Daily	10	36,585.67	3,976.30
Principal PNB Fixed Maturity Plan	10	254.43	25.44
Prudential ICICI Fixed Maturity Plan Dividend	10	1,523.83	152.39
Prudential ICICI Institutional Liquid Plan – Super Institutional Growth	10	30,497.37	3,230.00
Prudential ICICI Institutional Liquid Plan –Super Institutional–Daily Dividend Reinvest Plan	10	17,307.62	1,730.76
SBI Debt Fund Series – Dividend	10	1,628.50	162.85
SBI Insta Cash – Cash Plan	10	227.67	38.00
SBI Magnum Institutional Income Fund Saving Growth	10	220.97	25.00
Standard Chartered Fixed Maturity Plan – Dividend	10	508.37	50.84
Standard Chartered Liquidity Manager – Daily Dividend Reinvest Plan	10	3,546.84	354.72
Standard Chartered Liquidity Manager – Growth	10	9.47	1.00
Standard Chartered Liquidity Manager – Plus–Growth	1 000	64.46	671.00
Sundaram BNP Paribas Fixed Term Plan – Dividend Plan	10	1,016.33	101.63
Tata Fixed Horizon Fund – Dividend	10	463.67	46.37
Tata Liquid Super High Investment Fund – Daily Dividend	1 000	65.13	725.88
Templeton India Treasury Management Account Super Institutional Plan – Growth	1 000	113.65	1,180.00
UTI Fixed Maturity Plan – Dividend	10	1,778.55	177.86
UTI Liquid Cash Plan Institutional – Daily Income Option – Reinvestment	1 000	35.07	357.52
UTI Liquid Cash Plan Institutional – Growth	1 000	49.86	587.00
UTI Money Market Fund – Growth Plan	10	2,987.73	589.00
Government Securities, Treasury Bills and Collateral Borrowing & Lending Obligation			
7.37% GOI 2014	100	415.00	412.68
7.59% GOI 2016	100	1,444.50	1,440.36
8.07% GOI 2017	100	1,045.00	1,075.50
9.39% GOI 2011	100	525.00	565.50
364 Days Treasury Bills	100	300.00	280.43
Collateral Borrowing & Lending Obligation	–	–	574.66
Equity Shares of:			
Reliance Petroleum Limited*	10	2,250.00	1,350.00

* Represents shares sold to Chevron Inc.

Schedules forming part of the Balance Sheet

SCHEDULE 'G'

(Rs. in crore)

CURRENT ASSETS	As at 31st March, 2007		As at 31st March, 2006	
INVENTORIES				
Stores, Chemicals and Packing Materials	1,023.02		834.27	
Raw Materials	4,464.87		4,169.29	
Stock-in-Process	1,888.74		1,739.60	
Finished Goods / Traded Goods	4,759.88		3,376.66	
		12,136.51		10,119.82
SUNDRY DEBTORS (Unsecured and Considered Good)				
Over six months	13.02		21.91	
Others	3,719.40		4,141.71	
		3,732.42		4,163.62
CASH AND BANK BALANCES				
Cash on hand	1.80		1.61	
Balance with Banks				
In Current Accounts:				
With Scheduled Banks	305.29		235.02	
With Others*	1.26		2.68	
In Fixed Deposit Accounts:				
With Scheduled Banks	1,527.00		1,906.85	
		1,835.35		2,146.16
OTHER CURRENT ASSETS				
Interest Accrued on Investments	2.90		24.94	
Premium Accrued on Investments in Preference Shares $	0.17		0.12	
		3.07		25.06
TOTAL		17,707.35		16,454.66

* Includes balances with non-scheduled banks as follows:

(Rs. in crore)

	As at 31st March, 2007	As at 31st March, 2006	Maximum Balance at any time during the year 2006-07	Maximum Balance at any time during the year 2005-06
Bank of China	0.03	–	0.15	–
Citi, China - Guangzhou	0.02	–	0.22	–
ABN Amro Bank, Shanghai	0.25	0.20	1.12	0.59
ABN Amro Bank, Jakarta	0.04	0.07	0.13	0.18
ABN Amro Bank, Jebel Ali	0.08	0.28	0.69	1.24
Hongkong & Shanghai Banking Corporation, Turkey	0.07	0.11	0.28	0.21
Hongkong & Shanghai Banking Corporation, Vietnam	0.04	0.06	0.22	0.11
Hongkong & Shanghai Banking Corporation, New York	0.65	1.86	1.86	1.86
Stadtsparkasse Koln, Frankfurt	0.08	0.10	0.22	0.15

$ Premium accrued on Investments in Preference Shares represents Rs. 0.17 crore (Previous Year Rs. 0.12 crore) receivable on investments in Preference Shares of Reliance Ventures Limited, a wholly owned subsidiary of the Company.

Schedules forming part of the Balance Sheet

SCHEDULE 'H'

(Rs. in crore)

LOANS AND ADVANCES	As at 31st March, 2007		As at 31st March, 2006	
UNSECURED - (Considered Good Unless Otherwise Stated)				
Loans to subsidiary companies		6,181.44		4,509.95
Advance Income Tax (net of Provision)		313.43		830.32
Advances recoverable in cash or in kind or for value to be received	1,234.39		705.50	
Less: Considered Doubtful	69.88		69.88	
		1,164.51		635.62
Deposits		3,751.74		1,412.92
Balance with Customs, Central Excise Authorities, etc.		794.88		730.98
TOTAL		12,206.00		8,119.79

SCHEDULE 'I'

(Rs. in crore)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2007		As at 31st March, 2006	
CURRENT LIABILITIES				
Sundry Creditors - Small Scale Industries @	6.94		7.41	
- Others*	16,460.30		12,159.46	
Liability for Leased assets	11.42		0.81	
Unpaid Dividend #	69.52		58.29	
Unpaid Matured debentures #	2.54		27.11	
Interest accrued on above #	0.24		0.19	
Interest accrued but not due on Loans	314.57		310.23	
		16,865.53		12,563.50
PROVISIONS				
Provision for Income Tax	–		900.00	
Provision for Fringe Benefit Tax	–		30.72	
Provision for Wealth Tax	16.25		20.65	
Provision for Leave encashment / Superannuation / Gratuity	493.10		238.60	
Other Provisions	1,203.52		1,112.06	
Proposed Dividend	–		1,393.51	
Tax on Dividend	–		195.44	
		1,712.87		3,890.98
TOTAL		18,578.40		16,454.48

The Company had recognized provision based on substantial degree of estimation for excise duty payable on clearance of goods lying in stock as on 31st March, 2006 of Rs. 267.24 crore as per the estimated pattern of despatches. During the year Rs. 257.58 crore was utilized for clearance of goods and unused balance of Rs. 9.66 crore was reversed. Provision recognized under this class for the year is Rs. 297.20 crore which is outstanding as on 31st March, 2007. Actual outflow is expected in the next financial year. The Company had recognised Customs duty liability on goods imported under advance license of Rs. 572.19 crore as at 31st March, 2006. During the year further provision of Rs. 377.42 crore was made and sum of Rs. 426.27 crore were reversed on fulfillment of export obligation. Closing balance on this account as at 31st March, 2007 is Rs. 523.34 crore. Other class of provisions where recognition is based on substantial degree of estimation relate to / supplier / third party claims, rebates or demands against the company. Any additional information in this regard can be expected to prejudice seriously the position of the company.

Schedules forming part of the Balance Sheet

@ Small scale industrial undertakings to whom amounts are due have been determined based on the information available with the Company and are as follows :

A K Motiwala, A M Hasanali & Sons, Abhishek Packaging Industries, Accurate Weighing Machines Co., Ace Industries, Active Engineers, Acutex Engineers, Ajanta Timber Mart, Akshar Fire & Safety, Alchem Industries, Alfa Engineers, Alplas Polymers, Ambika Industries, Aminex Chemo Bleach P. Ltd, Amkette Analytics Private Limited, Anand Suppliers, Anik Engineers, Anil Industrial Components., Anjani Petrofils Private Limited, Antimu Engineering Company Private Limited, Art Products, Ashar Industrial Corporation, Asian Engineering, Atlas Engineering Company, Atul Enterprises, B S Exports, Balaji Enterprises, Basant Wire Industries Private Limited, Bhagwati Electricals, Bharat Asbestos & Rubber Co., Bharat Engineers, Bharat Industrial & Hardware, Bhavika Industries, Bindal Belting Co., Bombay Adhesives, Bombay Machinery Stores, Burhani Commercial Corporation, Champ Instruments & Engineers, Chemcoat, Chemico Chemicals Private Limited, Chemito Technologies Private Limited, Chindalia Industrial Products, Chloro Tech Engineering Co., Comet Industries, Createch Controls, Creative Engineers, D.K. Enterprise, Decoral Products, Diagnostic Technologies, Divyajyotis Enterprises, Domino Printech India Private Limited, Dot Graphics Private Limited, Dyna Filters Private Limited, Efficient Data Processing Private Limited, Ekta Enterprises, ELM Components, Elmech Components Co., Em-G-Em Engineering & Consultants, EMW Environmental Technologies, Excelsior Enterprises, Expack Sales & Services, Flow Engineering Works., Gajjar Engineering Corporation, Gayatri Engineering Co., Hardchem Electronics, Harisidh Engineering Works, Hemal Enterprise, Hi-Tech International, Hydroflex Hose Industries, Indusons International, Industrial Adhesive Tapes Industry, Industrial Atomizer Co., Industrial Engineering, J & B Marketing, J.J. Engineering Works, J.P. Industries, J.B. Industries, J.B. Packaging, K Sevantilal & Co., Kamal Enterprises, Kam Avida Enviro Engineers Private Limited, Kankariya Enterprises, Kaymo Fastener Company, Kiran Pumps, Kiran Rubber Industries, Kutch Chemicals Industries Ltd, Leo Rubber Industries, LNT Computers, Madan Sales Corporation, Madhunil Engineering Services, Magnet Industries, Mahalaxmi Threads, Manan Enterprise, Mayur Enterprises, Mehta Sales, Melfrank Engineers, Metro Brush Works, Mitesh Enterprise, Molecular Ventures, Monarch Engineers, Munisuvrat Polymers Private Limited, N Sunderlal & Co., N.J. Trading Co., Narmada Ply & Laminates, Naroda Enterprise, National Chemical Industries, Navratan Enterprises, NEC Containers Private Limited, Nechmo Sales, New Globe Engineering Corp., New Marine Engineering Works, Nitro Polymers, Nova Eng.Co., Omicron Unique Products, Pall India Private Limited, Paras Gears Private Limited, Paras Plastic, Peejee Electric & Engineering Corp., Pioneer Fabrics & Packaging Private Limited, Pipefit Engineers Private Limited, Plan Power, Polyerub Industries, Polyfil (India) Private Limited, Polyfil Corporation, Poshya And Co., Prabhat Trading Co., Pragati Engineering Works, Pramukh Gas Agency, Pratik Enterprises, Precision Engineering Industries, Precision Equipments, Premier Tools Trading Co., Prime Progression, Quality Enterprises, Quality Tubes & Cones Co., R R Patel Gases Private Limited, R.P. Traders, Radha Madhav Corporation Ltd, Radio Traders, Rajkamal Plastic Industries, Ramesh Motors, Rang Rasayan Agencies, Ranjan Industries, Reliable Electro Instrument, Research (India), Revathi Electronics & Controls, Riddhi Engineering Company, Riddhi Forms Private Limited, Ronak Industries, Royal Industries, S M Enterprise, S R Steels, S S Engineering Works, S.Kumar Industries Ltd., Saga Systems, Sales Traders, Sanghvi Pallet Corporation, Sanjay Engineers, Saurashtra Packaging, Serve Tex Engineers, Shaan Industries, Shah Corporation, Shah Engineers (India), Shah Marketing Co., Shail International, Shakti Rubber Industries, Sheelas Engineering Works, Shree Ganesh Brush Co., Shree Laxmi Krupa Engineering Works, Shree Mahesh Engineering Works, Shree Tools, Shreeji Industries, Shreeji Sales Corporation, Shreepad Engineering Co., Shriram Engineering Works, Sigma Industries, SIP Tools, Skega Engineering Co.Private Limited, Smruti Scientific, Sonakshi Engineers, Spark-On Engineers, Spin Free Systems, Sri Saibaba Cotton Waste Spg., Starpac Specialities P. Ltd, Subham Plast, Sucheta Enterprises, Sujyot Engineering, Sukhvir Engineering Works, Sun & Services, Super Mechanical Seal P. Ltd; Supreme Industries, Sure Safety, Sutaria Brothers, Swastik Industries, Synthochem Private Limited, Team Technology, Tele-Net Engineers, Tirth Packaging Industries, Topack Ceramics Private Limited, Tri Shakti Associates, Tricon International, Trio Bros, Udyogi Plastics Private Limited, Unilite Luminaires, Unitta International, Veeny International, Veeplex Electrical Industries, Vistas Engineers Private Limited, Vortex Electronics Private Limited,, Wesmec Engineering Private Limited Woodrums, Yatra Packaging Industries, M.S. Engineering, Ashok Paint Agencies, Sabari Engineering Works, Aruna Enterprises, Mohan Electric Company, Aditya International Company; Yogi Plastic Industries, Cleanpet India, Vitrag Industries, Anjani Engineering Works.

The Company has not received intimation from vendors regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosures relating to amounts unpaid as at the year end together with interest paid / payable under this Act have not been given.

* Includes for capital expenditure Rs. 1,757.42 crore (Previous Year Rs. 728.18 crore)

\# These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 4.93 crore (Previous Year Rs. 2.37 crore) which is held in abeyance due to legal cases pending.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

(Rs. in crore)

OTHER INCOME	2006 - 07		2005 - 06	
Dividend :				
From Current Investments	58.77		-	
From Long Term Investments	49.04		22.44	
		107.81		22.44
Interest :				
From Current Investments	50.85		94.03	
From Long Term Investments	1.16		88.01	
From Others [Tax Deducted at Source Rs. 44.79 crore (Previous Year Rs. 66.39 crore)]	225.06		291.63	
		277.07		473.67
Premium on Investment in Preference Shares		0.05		0.05
Profit on Sale of Long Term Investments (net)	-		0.41	
Profit on Sale of Current Investments (net)	3.93		87.97	
		3.93		88.38
Profit on Sale of Fixed Assets		17.35		6.32
Miscellaneous Income		72.07		92.06
TOTAL		478.28		682.92

SCHEDULE 'K'

(Rs. in crore)

VARIATION IN STOCKS	2006 - 07		2005 - 06	
STOCK-IN-TRADE (at close)				
Finished Goods / Traded Goods	4,759.88		3,376.66	
Stock-in-process	1,888.74		1,739.60	
		6,648.62		5,116.26
STOCK-IN-TRADE (at commencement)				
Finished Goods / Traded Goods	3,376.66		2,013.62	
Stock-in-process	1,739.60		971.45	
	5,116.26		2,985.07	
Add : On Amalgamation				
Finished Goods / Traded Goods	837.36		-	
Stock in Process	40.40		-	
	877.76		-	
		5,994.02		2,985.07
TOTAL		654.60		2,131.19

Schedules forming part of the Profit and Loss Account

SCHEDULE 'L'

				(Rs. in crore)
		2006 - 07		2005 - 06
MANUFACTURING AND OTHER EXPENSES				
RAW MATERIAL CONSUMED		76,871.66		55,826.18
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	2,098.71		1,396.98	
Electric Power, Fuel and Water	2,261.69		1,146.26	
Machinery Repairs	432.05		249.75	
Building Repairs	60.94		45.37	
Labour, Processing, Production Royalty and Machinery Hire Charges	680.12		418.56	
Excise Duty#	(6.31)		333.54	
Lease Rent	110.01		16.57	
Exchange Differences (Net)	217.85		105.94	
		5,855.06		3,712.97
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	1,734.46		774.68	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	156.21		100.35	
Employee Welfare and other amenities	203.42		103.42	
		2,094.09		978.45
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	67.97		34.63	
Brokerage, Discount and Commission	421.03		287.00	
Warehousing and Distribution Expenses	2,073.76		1,775.93	
Sales Tax including defeased / Service Tax	1,098.69		2,636.19	
		3,661.45		4,733.75
ESTABLISHMENT EXPENSES				
Insurance	273.74		218.01	
Rent	210.10		139.73	
Rates and Taxes	195.21		203.33	
Other Repairs	215.05		107.06	
Travelling Expenses	130.87		89.82	
Payment to Auditors	8.95		7.48	
Professional Fees	537.84		255.22	
Loss on Sale / Discarding of Fixed Assets	23.54		6.59	
General Expenses*	478.53		370.15	
Wealth Tax	8.28		8.00	
Charity and Donations	26.65		25.70	
		2,108.76		1,431.09
		90,591.02		66,682.44
Less : Preoperative Expenses of Projects Under Commissioning (Net)		111.21		155.14
TOTAL		90,479.81		66,527.30

\# Excise duty shown under expenditure represents the aggregate of excise duty borne by the Company and the difference between excise duty on the opening and closing stock of finished goods.

* Includes Diminution in the value of investments of Rs. 93.50 crore (Previous Year Rs. 23.43 crore) and investment written off Rs. 13.00 crore (Previous Year Rs. Nil).

SCHEDULE 'M'

		(Rs. in crore)
INTEREST AND FINANCE CHARGES	2006 - 07	2005 - 06
Debentures	528.70	543.08
Fixed Loans	311.11	219.97
Finance charges on Leased Assets	1.17	-
Others	347.91	113.99
TOTAL	1,188.89	877.04

Significant Accounting Policies

SCHEDULE 'N'

SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention, except for certain fixed assets which are revalued, in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

B. Use of Estimates

The preparation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known / materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of cenvat / value added tax and includes amounts added on revaluation, less accumulated depreciation and impairment loss, if any. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustments arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

a) Operating Leases: Rentals are expensed with reference to lease terms and other considerations.

b) (i) Finance leases prior to 1st April, 2001: Rentals are expensed with reference to lease terms and other considerations.

(ii) Finance leases on or after 1st April, 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

c) However, rentals referred to in (a) or (b) (i) above and the interest component referred to in (b) (ii) above pertaining to the period upto the date of commissioning of the assets are capitalized.

d) All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs in respect of lease are expensed in the year in which such costs are incurred. Income from lease assets is accounted by applying the interest rate implicit in the lease to the net investment.

E. Intangible Assets

Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know how is amortised over the useful life of the underlying plant. Computer Software is amortised over a period of 5 years. Amortisation is done on written down value basis except in respect of crude oil refining where it is amortised on straight-line basis.

F. Depreciation

Depreciation on fixed assets is provided on written down value method (WDV) at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 over their useful life except, on fixed assets pertaining to crude oil refining and marketing infrastructure for petroleum products where depreciation is charged on straight line method (SLM) over their useful life; on fixed bed catalyst with a life of 2 years or more depreciation is provided over its useful life; on fixed bed catalysts having life of less than 2 years 100% depreciation is provided in the year of addition; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets and insurance spares, depreciation is provided as aforesaid over the residual life of the respective plants; on development rights and producing properties depreciation is provided in proportion of oil and gas production achieved vis a vis the proved reserves (net of reserves to be retained to cover abandonment costs as per the production sharing contract and the Government of India's share in the reserves) considering the estimated future expenditure on developing the reserves as per technical evaluation; premium on leasehold land is amortised over the period of lease; cost of jetty is amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the Company; on amounts added on revaluation depreciation is charged as aforesaid over the residual life of the assets as certified by the valuers; on assets acquired under finance lease from 1st April, 2001 depreciation is spread over the lease term.

G. Impairment of Assets

An asset is treated as impaired when the carrying cost of asset exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting period is reversed if there has been a change in the estimate of recoverable amount.

H. Foreign Currency Transactions

(a) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction.

(b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognized as exchange difference and the premium paid on forward contracts is recognized over the life of the contract.

SCHEDULE 'N' (Contd.)

(c) Non monetary foreign currency items are carried at cost.

(d) In respect of branches, which are integral foreign operations, all transactions are translated at rates prevailing on the date of transaction or that approximates the actual rate on the date of transaction. Branch monetary assets and liabilities are restated at the year end rates.

(e) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets, in which case they are adjusted to the carrying cost of such assets.

I. Investments

Current investments are carried at the lower of cost or quoted / fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary.

J. Inventories

Items of inventories are measured at lower of cost or net realisable value after providing for obsolescence, if any. Cost of inventories comprises of cost of purchase, cost of conversion and other costs incurred in bringing them to their respective present location and condition. Cost of raw materials, process chemicals, stores and spares, packing materials, trading and other products are determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished goods is determined on absorption costing method.

K. Turnover

Turnover includes sale of goods, services, sales tax, service tax, excise duty and sales during trial run period, adjusted for discounts (net), value added tax (VAT) and gain / loss on corresponding hedge contracts.

L. Excise Duty and Sales Tax

Excise duty is accounted on the basis of both, payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses. Sales tax paid is charged to profit and loss account.

M. Employee Benefits

(i) Short term employee benefits are recognised as an expense at the undiscounted amount in the profit and loss account of the year in which the related service is rendered.

(ii) Post employment and other long term employee benefits are recognised as an expense in the profit and loss account for the year in which the employee has rendered services. The expense is recognised at the present value of the amounts payable determined using actuarial valuation techniques. Actuarial gains and losses in respect of post employment and other long term benefits are charged to the profit and loss account.

(iii) In respect of employees stock options, the excess of fair price on the date of grant over the exercise price is recognised as deferred compensation cost amortised over the vesting period.

N. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for its intended use. All other borrowing costs are charged to revenue.

O. Financial Derivatives and Commodity Hedging Transactions

In respect of financial derivatives and commodity hedging contracts, premium paid, losses on restatement and gains/losses on settlement are charged to the profit and loss account, except in cases where they relate to acquisition of fixed assets, in which case they are adjusted to the carrying cost of such assets.

P. Accounting for Oil and Gas Activity

The Company has adopted Full Cost Method of accounting for its Oil and Gas activity and all costs incurred in acquisition, exploration and development are accumulated considering the country as a cost centre. Oil and Gas Joint Ventures are in the nature of Jointly Controlled Assets. Accordingly assets and liabilities as well as income and expenditure are accounted, on the basis of available information, on line by line basis with similar items in the Company's financial statements, according to the participating interest of the Company.

Q. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income-tax Act, 1961. Deferred tax resulting from "timing differences" between taxable and accounting income is accounted for using the tax rates and laws that are enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a virtual certainty that the asset will be realised in future.

SCHEDULE 'N' (Contd.)

R. Employee Separation Costs

Compensation to employees who have opted for retirement under the voluntary retirement scheme of the Company is charged to the profit and loss account in the year of exercise of option.

S. Premium on Redemption of Bonds / Debentures

Premium on redemption of Bonds / Debentures, net of tax impact, are adjusted against the Securities Premium Account.

T. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognized when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognized but are disclosed in the notes. Contingent Assets are neither recognized nor disclosed in the financial statements.

Notes on Accounts

SCHEDULE 'O'

1. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary. Amounts and other disclosures for the preceding year are included as an integral part of the current year financial statements and are to be read in relation to the amounts and other disclosures relating to the current year.
2. The figures for the current year include figures of Indian Petrochemicals Corporation Limited (IPCL) which is amalgamated with the Company with effect from 1st April, 2006 and are therefore to that extent not comparable with those of previous year.
3. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Pursuant to the Scheme:
   (i) The assets, liabilities, rights and obligations of erstwhile IPCL has been vested with the Company with effect from 1st April, 2006 and have been recorded at their respective fair value, under the purchase method of accounting for amalgamation.
   (ii) 5,74,69,507 Equity shares of Rs. 10/- each relating to the equity share capital of the erstwhile IPCL as on 1st April, 2006 and 26,71,053 Equity shares of Rs. 10/- each towards Debentures converted by the erstwhile IPCL during the year 2006-07 are to be issued as fully paid-up, to the shareholders of the amalgamating company, whose names are registered in the register of members on record date, without payment being received in cash. Pending allotment, the face value of such shares has been shown as "Equity Share Suspense."
   (iii) Excess of the fair value of net assets taken over by the Company over the paid-up value of equity shares to be issued and allotted (as referred to under (ii) above) net of stamp duty payable on amalgamation, amounts to Rs.5,461.25 crore and the same has been credited to Securities Premium Account as prescribed in the Scheme. Had the Scheme not prescribed this accounting treatment, the said amount would have been credited to Capital Reserve.
4. The Company has opted for early adoption of Accounting Standard 15 "Employee Benefits". In accordance with the stipulations of the Standard, the Company has adjusted Rs. 98.22 crore (net of deferred tax aggregating to Rs. 33.05 crore) towards the additional liability of Defined Benefit obligation in respect of gratuity and leave encashment up to 31st March, 2006 against the balance of General Reserve as at 1st April, 2006.

   Defined Contribution Plan (Rs. in crore)

   Contribution to Defined Contribution Plan, recognised as expense for the year are as under :

Employer's Contribution to Provident Fund	42.59
Employer's Contribution to Superannuation Fund	9.98
Employer's Contribution to Pension Scheme	16.33

The Company's Provident Fund is exempted under Section 17 of Employee's Provident Fund Act, 1952. Conditions for grant of exemptions stipulates that employer shall make good deficiency, if any, in the interest rate declared by trust vis-a-vis statutory rate.

SCHEDULE 'O' (Contd.)

Defined Benefit Plan

The employees' gratuity fund scheme managed by a Trust is a defined benefit plan. The present value of obligation is determined based on actuarial valuation using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The obligation for leave encashment is recognised in the same manner as gratuity.

I. Reconciliation of opening and closing balances of Defined Benefit obligation

(Rs. in crore)

	Gratuity (Funded)	Leave Encashment (Unfunded)
Defined Benefit obligation at beginning of the year	99.15	288.47
On Amalgamation	126.83	120.59
Current Service Cost	23.00	35.66
Interest Cost	17.17	30.24
Actuarial (gain)/loss	11.76	29.02
Benefits paid	(11.86)	(61.99)
Settlement cost	(4.78)	-
Defined Benefit obligation at year end	261.27	441.99

II. Reconciliation of opening and closing balances of fair value of plan assets

(Rs. in Crore)

	Gratuity (Funded)
Fair value of plan assets at beginning of the year	98.64
On Amalgamation	67.09
Expected return on plan assets	13.20
Actuarial gain/(loss)	1.61
Employer contribution	46.50
Benefits paid	(11.86)
Settlement cost	(4.78)
Fair value of plan assets at year end	210.40
Actual return on plan assets	14.81

III. Reconciliation of fair value of assets and obligations

(Rs. in crore)

	Gratuity (Funded)	Leave Encashment (Unfunded)
Fair value of plan assets as at 31st March, 2007	210.40	Nil
Present value of obligation as at 31st March, 2007	261.27	441.99
Amount recognized in Balance Sheet	50.87*	441.99

* since paid

IV. Expense recognized during the year (Under the head "Payments to and Provisions for Employees – Refer Schedule 'L')

(Rs. in crore)

	Gratuity (Funded)	Leave Encashment (Unfunded)
Current Service Cost	23.00	35.66
Interest Cost	17.17	30.24
Expected return on plan assets.	(13.20)	-
Actuarial (gain) / loss	10.15	29.02
Net Cost	37.12	94.92

SCHEDULE 'O' (Contd.)

V. Investment details

	% invested As at 31st March, 2007
GOI Securities	15.40
Public Securities	17.48
Special Deposit Scheme	5.00
State Govt. Securities	9.99
Private Sector Securities (includes Equity shares of Reliance Industries Limited, Rs. 0.15 crore)	0.20
Insurance Policies	51.82
Others (including bank balances)	0.11
	100.00

VI. Actuarial assumptions

	Gratuity (Funded)	Leave Encashment (Unfunded)
Mortality Table (LIC)	1994-96 (Ultimate)	1994-96 (Ultimate)
Discount rate (per annum)	8%	8%
Expected rate of return on plan assets (per annum)	8%	8%
Rate of escalation in salary (per annum)	6.5%	6.5%

The estimates of rate of escalation in salary considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above information is certified by the actuary. This being the first year of implementation, previous year figures have not been given.

The expected rate of return on plan assets is determined considering several applicable factors mainly, the composition of plan assets held, assessed risks, historical results of return on plan assets and the Company's policy for plan asset management.

5. Turnover includes Income from Services of Rs. 58.50 crore (Previous Year Rs. 99.01 crore).

6. The Gross Block of Fixed Assets includes Rs. 25,221.35 crore (Previous Year Rs. 25,222.56 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 1,997.01 crore (Previous Year Rs. 1,452.82 crore) and an equivalent amount, has been withdrawn from Revaluation Reserve and credited to the Profit and Loss Account.

7. Erstwhile IPCL has announced Voluntary Separation Scheme (VSS) and Special Separation Scheme (SSS) for its employees at Vadodara unit during the month of March 2007. Over 2600 employees have applied in the month of March 2007 and all applications have been accepted. The expenditure of Rs. 376.30 crore is included under the head "Payments to and Provisions for Employees." The Company has relieved most of the employees who opted for the VSS / SSS from the service in the month of April 2007.

8. (a) Payment to Auditors:

(Rs. in crore)

		2006-07	2005-06
(i)	Audit Fees	5.53	4.20
(ii)	Tax Audit Fees	0.54	0.50
(iii)	For Certification and Consultation in finance and tax matters	2.66	2.70
(iv)	Expenses Reimbursed	0.04	0.01
		8.77	7.41

	2006-07	2005-06
(b) Cost Audit Fees	0.18	0.07

SCHEDULE 'O' (Contd.)

9. Managerial Remuneration:

	2006-07	2005-06
		(Rs. in crore)
(a) Remuneration to Managing Director/Executive Directors	2006-07	2005-06
(i) Salaries	1.30	1.41
(ii) Perquisites	1.53	1.60
(iii) Sitting Fees (Paid by erstwhile IPCL)	0.04	-
(iv) Commission	43.59	40.22
(v) Leave salary / Encashment	0.28	0.42
(vi) Contribution to Provident fund and Superannuation fund	0.32	0.35
(vii) Provision for Gratuity	0.08	0.36
	47.14	44.36
(b) Commission to Non-Executive Directors (included under the head "Payments to and Provisions for Employees")	1.00	2.00

Computation of net profit in accordance with Section 349 of the Companies Act, 1956:

	2006-07	2005-06
		(Rs. in crore)
	2006-07	2005-06
Profit before Taxation	14,520.47	10,704.06
Add Depreciation as per accounts	4,815.15	3,400.91
Loss on sale / discarding of Fixed Assets	23.54	6.59
Investment written off / provided for	106.50	-
Managerial Remuneration	45.65	42.31
	19,511.31	14,153.87
Less Depreciation as per Section 350 of Companies Act, 1956	6,812.16	4,853.73
Premium on Investment in Preference Shares	0.05	0.05
Profit on buyback of bonds / Redemption of Debentures	-	7.79
Profit on sale of Fixed Assets	17.35	6.32
Profit on sale of Investments	3.93	88.38
Net Profit for the year	12,677.82	9,197.60
Salaries, Perquisites and Commission to Managing Director/Executive Directors calculated @ 0.402% of the net profit (Previous Year @ 0.67% upto 18th June, 2005 and 0.402% per annum thereafter)	50.96	42.31
Less: Salaries & Perquisites of the Managing Director/Executive Directors eligible for commission	2.06	2.09
Commission payable	48.90	40.22
Commission restricted to	43.59	40.22

(c) General Expenses includes Rs. 0.42 crore [including Rs. 0.15 crore paid by erstwhile IPCL] (Previous Year Rs. 0.33 crore) towards sitting fees paid to non-executive directors.

10. A sum of Rs. 1.92 crore (net credit) [Previous Year Rs. 0.88 crore (net debit)] is included under Establishment expenses representing Net Prior Period Items.

11. Expenditure on account of premium on forward exchange contracts to be recognized in the Profit and Loss Account of subsequent accounting period aggregates to Rs. 95.28 crore (Previous Year Rs. 93.92 crore).

12. (a) Fixed Assets taken on finance lease prior to 1st April, 2001, amount to Rs. 527.52 crore (Previous year Rs. 170.56 crore). Future obligations towards lease rentals under the lease agreements as on 31st March, 2007 amount to Rs. 73.30 crore (Previous year Rs. 1.98 crore).

	2006-07	2005-06
		(Rs. in crore)
	2006-07	2005-06
Within one year	63.61	0.14
Later than one year and not later than five years	6.92	0.58
Later than five years	2.77	1.26
Total	73.30	1.98

SCHEDULE 'O' (Contd.)

(b) In respect of Fixed Assets acquired on finance lease on or after 1st April, 2001, the minimum lease rentals outstanding as on 31st March, 2007 are as follows:

(Rs. in crore)

	Total Minimum Lease Payments outstanding As at 31st March		Future interest on Outstanding Lease Payments		Present Value of Minimum Lease Payments As at 31st March	
	2007	2006	2006-07	2005-06	2007	2006
Within one year	5.02	0.81	0.66	-	4.36	0.81
Later than one year and not later than five years	6.20	-	0.49	-	5.71	-
Later than five years	1.46	-	0.11	-	1.35	-
Total	12.68	0.81	1.26	-	11.42	0.81

(c) General Description of Lease terms:

(i) Lease rentals are charged on the basis of agreed terms.

(ii) Assets are taken on lease over a period of 3 to 15 years.

(d) The Company has taken Aircrafts on non-cancellable operating lease and lease rent amounting to Rs. 19.10 crore (Previous Year Rs. 13.99 crore) has been charged to Profit and Loss Account. The future minimum lease payments are as under:

(Rs. in crore)

	2006-07	2005-06
Not later than one year	29.60	13.45
Later than one year and not later than five years	106.71	53.76
Later than five years	43.90	72.19
Total	180.21	139.40

(e) Assets given on operating lease on or after 1st April, 2001

(i) Plant and Machinery, Electrical Installation and Equipment given on operating lease amounts to Rs. NIL (Previous Year Rs. 15.27 crore).

(ii) Depreciation on Assets given on operating lease Rs. NIL (Previous Year Rs. 2.39 crore).

(iii) Future lease rentals receivable within a period of one year for such assets are Rs. NIL (Previous Year Rs. 0.15 crore)

(f) Miscellaneous income includes income from finance lease of Rs. NIL (Previous Year Rs. 2.85 crore) and income from operating lease of Rs. NIL (Previous Year Rs. 0.15 crore).

13. The deferred tax liability comprise of the following:

(Rs. in crore)

		As at 31st March, 2007	As at 31st March, 2006
a.	**Deferred Tax Liability**		
	Related to fixed assets	7,279.66	5,092.52
b.	**Deferred Tax Assets**		
	Disallowance under the Income Tax Act, 1961	297.64	121.70
		6,982.02	4,970.82

SCHEDULE 'O' (Contd.)

14. EARNINGS PER SHARE (EPS)

		2006-07	2005-06
i)	Net Profit after tax as per Profit and Loss Account (Rs. in crore)	11,943.40	9,069.34
ii)	Excess Provision for tax for earlier years (Rs. in crore)	0.51	–
iii)	Net Profit attributable to Equity Shareholders (Rs. in crore)	11,943.91	9,069.34
iv)	Weighted Average number of equity shares used as denominator for calculating EPS	1,45,36,48,601	1,39,35,08,041
v)	Basic and Diluted Earnings per share (Rs.) :	82.17	65.08
vi)	Face Value per equity share (Rs.) :	10.00	10.00

15. PROJECT DEVELOPMENT EXPENDITURE

(in respect of projects upto 31st March, 2007, included under Capital Work-in-Progress)

(Rs. in crore)

		2006-07		2005-06	
	Opening Balance		486.91		225.64
Add:	Project Development Expenditure transferred from Profit and Loss Account	111.21		155.14	
	Interest Capitalised	534.93		636.75	
			646.14		791.89
			1,133.05		1,017.53
Less:	Project Development Expenses Capitalised during the year		722.64		530.62
	Closing Balance		410.41		486.91

16. As per Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosures of transactions with the related parties as defined in the Accounting Standard are given below:

(i) List of related parties where control exists and related parties with whom transactions have taken place and relationships:

Sr. No.	Name of the Related Party	Relationship
1.	Reliance Industrial Investments and Holdings Limited	Subsidiary Companies (Control exists)
2.	Reliance Ventures Limited	
3.	Reliance Strategic Investments Limited	
4.	Reliance Industries (Middle East) DMCC	
5.	Reliance Petroleum Limited	
6.	Reliance Jamnagar Infrastructure Limited (formerly Reliance Infrastructure Limited)	
7.	Reliance Retail Limited	
8.	Reliance Netherland B.V.	
9.	Reliance Haryana SEZ Limited (From 9th October, 2006)	
10.	Ranger Farms Limited (From 20th November, 2006)	
11.	Retail Concepts & Services (India) Private Limited (From 20th November, 2006)	
12.	Reliance Retail Insurance Broking Limited (From 20th November, 2006)	
13.	Reliance Dairy Foods Limited (From 28th November, 2006)	

SCHEDULE 'O' (Contd.)

Sr. No.	Name of the Related Party	Relationship
14.	Reliance Exploration & Production DMCC (From 06th December, 2006)	Subsidiary Companies (Control exists)
15.	Reliance Retail Finance Limited (From 20th February, 2007)	
16	RESQ Limited (From 1st March, 2007)	
17.	Reliance Global Management Services Private Limited (From 11th March, 2007)	
18.	Reliance Industrial Infrastructure Limited	Associate Companies
19.	Reliance Europe Limited	
20.	Reliance Utilities and Power Limited	
21.	Reliance Ports and Terminals Limited	
22.	Reliance Petroinvestments Limited	
23.	Reliance LNG Limited	
24.	Rosche Trading Pvt. Ltd (Upto 30th March, 2007)	
25.	Trevira GmbH	
26.	Reliance Gas Transportation Infrastructure Limited	
27.	Gujarat Chemical Port Terminal Company Limited	
28.	Indian Vaccines Corporation Limited	
29.	Shri Mukesh D. Ambani	Key Managerial Personnel
30.	Shri Nikhil R. Meswani	
31.	Shri Hital R. Meswani	
32.	Shri H S. Kohli	
33.	Dhirubhai Ambani Foundation	Enterprises over which Key Managerial Personnel are able to exercise significant influence
34.	Jamnaben Hirachand Ambani Foundation	
35.	Hirachand Govardhandas Ambani Public Charitable Trust	
36.	HNH Trust and HNH Research Society	
37.	Jamnaben Hirachand Ambani Education Trust	

SCHEDULE 'O' (Contd.)

(ii) **Transactions during the year with related parties** (Excluding reimbursements)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
A)	**Fixed Assets/Capital Work-in-Progress**					
	Assets Purchased during the year	15.46	34.76	–	–	50.22
		–	(171.63)	–	–	(171.63)
	Sales of Fixed Asset	296.57	0.02	–	–	296.59
		–	–	–	–	–
B)	**Investments**					
	Balance as at 1st April, 2006	3,804.73	20.53	–	–	3,825.26
		(883.02)	(20.61)	–	–	(903.63)
	Upon amalgamation	–	125.08	–	–	125.08
		–	–	–	–	–
	Purchased / adjusted during the year	11,545.78	–	–	–	11,545.78
		(3,635.46)	–	–	–	(3,635.46)
	Sold / redemption during the year	–	0.55	–	–	0.55
		(1,174.32)	(0.08)	–	–	(1,174.40)
	Diminution in the value of Investment	–	93.50	–	–	93.50
		–	–	–	–	–
	Balance as at 31st March, 2007	14,000.51	51.56	–	–	14,052.07
		(3,804.73)	(20.53)	–	–	(3,825.26)
C)	**Premium Accrued on Investment in Preference Shares**	0.17	–	–	–	0.17
		(0.12)	–	–	–	(0.12)
D)	**Sundry Debtors as at 31st March, 2007**	21.31	16.58	–	–	37.89
		–	(17.27)	–	–	(17.27)
E)	**Loans & Advances**					
	Balance as at 1st April, 2006	4,534.95	1,135.00	–	–	5,669.95
		(5,160.65)	(1,175.03)	–	–	(6,335.68)
	Upon amalgamation	1,025.95	1.91	–	–	1,027.86
		–	–	–	–	–
	Given during the year	12,603.47	2,000.00	–	–	14,603.47
		(11,289.56)	(24.80)	–	–	(11,314.36)
	Returned during the year	11,851.03	–	–	–	11,851.03
		(11,915.26)	(64.83)	–	–	(11,980.09)
	Balance as at 31st March, 2007	6,313.34	3,136.91	–	–	9,450.25
		(4,534.95)	(1,135.00)	–	–	(5,669.95)
F)	**Sundry Creditors**					
	Balance as at 31st March, 2007	4.54	156.37	–	–	160.91
		–	(141.19)	–	–	(141.19)
G)	**Turnover**	430.06	225.43	–	–	655.49
		–	(18.71)	–	–	(18.71)

SCHEDULE 'O' (Contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
H)	**Other Income**	177.55	16.06	–	–	193.61
		(5.81)	(12.23)	–	–	(18.04)
I)	**Purchases**	3.13	0.49	–	–	3.62
		–	–	–	–	–
J)	**Expenditure**					
	Electric Power, Fuel and Water	–	318.37	–	–	318.37
		–	(329.42)	–	–	(329.42)
	Rent	–	84.00	–	–	84.00
		–	(84.20)	–	–	(84.20)
	Professional Fees	–	16.93	–	–	16.93
		–	(16.58)	–	–	(16.58)
	Charter Hire Charges	–	8.86	–	–	8.86
		–	(9.70)	–	–	(9.70)
	Hire Charges	–	161.81	–	–	161.81
		–	(64.84)	–	–	(64.84)
	Donations	–	–	–	13.19	13.19
		–	–	–	(4.47)	(4.47)
	Warehousing and Distribution Charges	–	871.89	–	–	871.89
		–	(679.51)	–	–	(679.51)
	Product Handling charges	–	91.46	–	–	91.46
		–	(85.72)	–	–	(85.72)
	Manpower Services	141.63	–	–	–	141.63
		–	–			–
	General Expenses	1.03	10.01	–	–	11.04
		–	(11.92)	–	–	(11.92)
	Payment to Key Management Personnel	–	–	47.14	–	47.14
		–	–	(44.36)	–	(44.36)
K)	**Guarantees Issued**					
	Financial Guarantees	9,494.09	130.94	–	–	9,625.03
		(7,094.55)	(650.55)	–	–	(7,745.10)
	Performance Guarantees	71.47	21.07	–	–	92.54
		–	(5.02)	–	–	(5.02)

Note : Figures in bracket represents previous year's amounts.

SCHEDULE 'O' (Contd.)

Disclosure in respect of material related party transactions during the year:

1. Fixed Asset purchased include from Reliance Petroleum Limited Rs. 13.75 crore (Previous Year Rs. NIL); Reliance Europe Limited Rs. 11.13 crore (Previous Year Rs. 137.86 crore); Reliance Industrial Infrastructure Limited Rs. 23.63 crore (Previous Year Rs. 33.77 crore). Fixed Assets sold includes to Reliance Exploration and Production DMCC Rs. 295.66 crore (Previous Year Rs. NIL).

2. Purchase of Investments include subscription to equity shares of Reliance Exploration and Production DMCC Rs. 210.84 crore (Previous Year Rs. NIL); Reliance Jamnagar Infrastructure Limited Rs. 99.95 crore (Previous Year Rs. 0.05 crore); Reliance Petroleum Limited Rs. 5,400.00 crore (Previous Year Rs. 2,700.00 crore); Reliance Retail Limited Rs. 3,784.95 crore (Previous Year Rs. 215.05 crore); Reliance Ventures Limited Rs. 1,600.03 crore (Previous Year Rs. NIL); subscription to Preference Shares of Reliance Strategic Investments Limited Rs. 450.00 crore (Previous Year Rs. NIL) and purchase of Equity/preference shares from Reliance Ventures Limited Rs. NIL (Previous Year Rs. 498.86 crore); Reliance Industrial Investments and Holdings Limited Rs. NIL (Previous Year Rs. 214.89 crore); Sold/redemption include sale of Equity shares to Reliance Industrial Investments and Holdings Limited Rs. NIL (Previous Year Rs. 2.02 crore) and sale of certificate of deposit to Reliance Petroleum Limited Rs. NIL (Previous Year Rs. 1,172.30 crore); diminution in value of investments recognized Rs. 90.00 crore (Previous Year Rs. NIL) in Gujarat Chemical Port Terminal Company Limited and Rs. 3.50 crore (Previous Year Rs. NIL) in Indian Vaccines Corporation Limited.

3. Premium receivable on preference shares include from Reliance Ventures Limited Rs. 0.17 crore. (Previous Year Rs. 0.12 crore). Sundry Debtors balances include from Reliance Petroleum Limited Rs. 21.28 crore (Previous Year Rs. NIL); Reliance Industrial Infrastructure Limited Rs. 2.99 crore (Previous Year Rs. NIL); Reliance Ports and Terminals Limited Rs. 5.36 crore (Previous Year Rs. 8.79 crore) and Trevira Gmbh Rs. 8.20 crore (Previous Year Rs. 8.38 crore).

4. Loans and Advances given include to Reliance Dairy Foods Limited Rs. 4.43 crore (Previous Year Rs. NIL); Reliance Exploration and Production DMCC Rs.114.57 crore (Previous Year Rs. NIL); Reliance Netherland B.V. Rs. 451.28 crore (Previous Year NIL); Reliance Jamnagar Infrastructure Limited Rs. 655.00 crore (Previous Year Rs. 25.00 crore); Reliance Strategic Investments Limited Rs. 6,791.36 crore (Previous Year Rs. NIL); Reliance Ventures Limited Rs. 4,539.99 crore (Previous Year Rs. 10,850.71 crore); deposits given to Reliance Gas Transportation Infrastructure Limited Rs.2,000.00 crore (Previous Year Rs. 24.80 crore). Loans and Advances repaid includes from Reliance Strategic Investments Limited Rs. 6,166.45 crore (Previous Year Rs. NIL); Reliance Ventures Limited Rs. 5,099.95 crore (Previous Year Rs. 11,206.23 crore); Reliance Netherland B.V. Rs. 451.28 crore (Previous Year NIL). Balances outstanding at year end include Reliance Dairy Foods Limited Rs. 4.43 crore (Previous Year Rs. NIL); Reliance Exploration and Production DMCC Rs. 114.57 crore (Previous Year Rs. NIL), Reliance Industrial Investments and Holdings Limited Rs. 387.55 crore (Previous Year Rs. 458.60 crore); Reliance Jamnagar Infrastructure Limited Rs 655.00 crore (Previous Year Rs. 25.00 crore); Reliance Strategic Investments Limited Rs. 1,650.86 crore (Previous Year Rs. NIL); Reliance Ventures Limited Rs. 3,491.39 crore (Previous Year Rs. 4,051.35 crore); Reliance Gas Transportation Infrastructure Limited Rs. 2,000.00 crore (Previous Year Rs. NIL); Reliance Industrial Infrastructure Limited Rs. 35.00 crore (Previous Year Rs. 35.00 crore); Reliance Ports and Terminals Limited Rs. 900.00 crore (Previous Year Rs. 900.00 crore); Reliance Utilities and Power Limited Rs. 200.00 crore (Previous Year Rs. 200.00 crore).

5. Sundry Creditors balances include Reliance Petroleum Limited Rs. 2.69 crore (Previous Year Rs. NIL); Gujarat Chemical Port Terminal Company Limited Rs. 13.36 crore (Previous Year Rs. NIL); Reliance Europe Limited Rs. 4.09 crore (Previous Year Rs. 3.60 crore); Reliance Ports and Terminals Limited Rs. 103.52 crore (Previous Year Rs. 105.34 crore); Reliance Utilities and Power Limited Rs. 32.26 crore (Previous Year Rs. 27.46 crore).

6. Turnover include to Reliance Jamnagar Infrastructure Limited Rs. 12.70 crore (Previous Years. NIL); Reliance Petroleum Limited Rs. 209.98 crore (Previous Year Rs. NIL); Reliance Retail Limited Rs. 207.38 crore (Previous Year Rs. NIL); Reliance Gas Transportation Infrastructure Limited Rs. 194.85 crore (Previous Year Rs. NIL) and to Trevira GmbH. Rs. 27.52 crore (Previous Year Rs. 18.71 crore).

7. Other Income include Dividend received from Reliance Industrial Infrastructure Limited Rs. 4.89 crore (Previous Year Rs. 2.23 crore); Interest received from Reliance Strategic Investment Limited Rs. 136.32 crore (Previous Year Rs. NIL); Reliance Ventures Limited Rs. 39.94 crore (Previous Year Rs. 5.76 crore); Miscellaneous income from Reliance Ports and Terminals Limited Rs. 8.54 crore (Previous Year Rs. 7.92 crore).

8. Purchases from Reliance Petroleum Limited Rs. 2.72 crore (Previous Year Rs. NIL). Expenditure includes Electricity, Power, Fuel and Water charges paid to Reliance Utilities and Power Limited Rs. 318.37 crore (Previous Year Rs. 329.42 crore). Rent paid to Reliance Ports and Terminals Limited Rs. 84.00 crore (Previous Year Rs. 84.16 crore). Professional Fees paid to Reliance Europe Limited Rs. 16.93 crore (Previous Year Rs. 16.58 crore). Charter Hire Charges paid to Reliance Europe Limited Rs. 8.86 crore (Previous Year Rs. 9.70 crore). Hire Charges to Gujarat Chemical Port Terminal Company Limited Rs. 97.55 crore (Previous Year Rs. NIL); Reliance Industrial Infrastructure Limited Rs. 14.26 crore (Previous Year Rs. 14.84 crore). Reliance Ports and Terminals Limited Rs. 50.00 crore (Previous Year Rs. 50.00 crore); Donation to Dhirubhai Ambani Foundation Rs. 8.28 crore (Previous Year Rs. 2.85 crore). Warehousing and Distribution Charges to Reliance Ports and Terminals Limited Rs. 871.68 crore (Previous Year Rs. 679.51 crore). Product Handling Charges to Reliance Ports and Terminals Rs. 91.46 crore (Previous Year Rs. 85.72 crore).

SCHEDULE 'O' (Contd.)

Manpower services charges to Reliance Global Management Services Private Limited Rs. 141.63 crore. General expenses includes to Reliance Industrial Infrastructure Limited Rs. 10.01 crore (Previous Year Rs. 9.75 crore). Payment to Key Managerial Personnel includes to Shri. Mukesh D. Ambani Rs. 30.46 crore (Previous Year Rs. 24.77 crore); Shri Nikhil R. Meswani Rs. 7.77 crore (Previous Year Rs. 6.31 crore); Shri Hital R. Meswani Rs. 7.76 crore (Previous Year Rs. 6.30 crore) and Shri H. S. Kohli Rs. 1.15 crore (Previous Year Rs. 1.50 crore).

9. Financial guarantees include in respect of Reliance Industries Middle East DMCC Rs. 86.94 crore (Previous Year Rs. 89.23 crore); Reliance Petroleum Limited Rs. 9,030.99 crore out of total guarantee of Rs. 13,038.80 crore issued on their behalf (Previous Year Rs. 6,573.28 crore); Reliance Netherland BV Rs. 376.16 crore (Previous Year Rs. 432.04 crore); Reliance Europe Limited Rs. 86.94 crore (Previous Year Rs. 89.23 crore); Gujarat Chemical Port Terminal Company Limited Rs. 44.00 crore (Previous Year Rs. NIL); and Reliance Gas Transportation Infrastructure Limited Rs. NIL (Previous Year Rs. 561.32 crore) and Performance Guarantees include in respect of Reliance Jamnagar Infrastructure Limited Rs. 71.46 crore (Previous Year Rs. NIL); Reliance Gas Transportation Infrastructure Limited Rs.10.00 crore (Previous Year Rs. NIL); Reliance Industrial Infrastructure Limited Rs. 4.04 crore (Previous Year Rs. 4.04 crore) and Reliance Ports and Terminals Limited Rs. 7.03 crore (Previous Year Rs. 0.98 crore). In respect of major subsidiary Reliance Petroleum Limited, the Company supports the project implementation through co-ordination with major project vendors including supervision of their performance and undertaking of payment obligation of Rs. 15,160.00 crore to the vendors.

10. As per the approval of the Hon'ble High Court of Judicature at Bombay and Hon'ble High Court of Gujarat the Company's major Associate Indian Petrochemicals Corporation Limited has been amalgamated with the Company with effect from 1st April, 2006. Major transactions with IPCL during 2005-06 comprised of sale of products Rs. 2,750.36 crore and purchase of materials Rs. 512.79 crore.

11. The de-merged undertakings as per the Scheme of De-merger effected during the year 2005-06 are not related parties and have been excluded from the related party transactions disclosures.

17. **Loans and advances in the nature of Loans given to Subsidiaries and Associates etc:**

A) Loans and Advances in the nature of Loans (Rs. in crore)

Sr. No.	Name of the Company		As at 31st March, 2007	As at 31st March, 2006	Maximum Balance during the year
1.	Reliance Industrial Investments & Holdings Limited *	Subsidiary	**387.55**	458.60	495.85
2.	Reliance Ventures Limited	Subsidiary	**3,465.28**	4,051.35	6,091.58
3.	Reliance Strategic Investments Ltd	Subsidiary	**1,550.00**	–	5,350.00
4.	Reliance Industries (Middle East) DMCC	Subsidiary	**9.04**	–	9.04
5.	Reliance Exploration & Production DMCC	Subsidiary	**114.57**	–	115.69
6.	Reliance Jamnagar Infrastructure Limited	Subsidiary	**655.00**	–	655.00
7.	Reliance Netherland BV	Subsidiary	**–**	–	451.28
8.	Indian Vaccine Corporation Limited	Associate	**1.91**	–	1.91
9.	Recron Synthetics Limited (Since merged with IPCL)	Others	**–**	132.20	–

* Excluding Debentures of Rs. 721.48 crore (Previous Year Rs. 721.48 crore)

Notes:

(a) Loans and Advances shown above, to subsidiaries fall under the category of Loans & Advances in nature of Loans where there is no repayment schedule and are re-payable on demand.

(b) Loans and Advances shown above fall in the category of interest free loans except for an amount of Rs. 1,488.75 crore to Reliance Ventures Limited and Rs. 1,550.00 crore to Reliance Strategic Investments Limited.

(c) Inter Company Deposits are not considered as they are repayable on demand and interest is charged at market rates.

(d) Loans to employees as per Company's policy are not considered.

SCHEDULE 'O' (Contd.)

B) (i) **Investment by the loanee in the shares of the Company**

*None of the loanees and loanees of subsidiary companies have, per se, made investments in shares of the Company. These investments represent shares of the Company allotted as a result of amalgamation of erstwhile Reliance Petroleum Limited with the Company under the Scheme approved by the Hon'ble High Court of Bombay and Gujarat and subsequent inter se transfer of shares amongst them.

(Rs. in crore)

Sr No.	Name of the Company	No. of Shares	Amount of loan
1.	*Reliance Industrial Investments & Holdings Limited, sole beneficiary of Petroleum Trust	10,46,60,155	1,109.03
2.	*Reliance Chemicals Private Limited	3,11,19,999	469.84
3.	*Reliance Aromatics & Petrochemicals Private Limited	29,71,000	595.12
4.	*Reliance Energy & Project Development Private Limited	10,29,000	691.71
5.	*Reliance Polyolefins Private Limited	3,05,97,462	349.62
6.	Reliance Industrial Infrastructure Limited	86,000	0.58

(ii) **Investment by Reliance Ventures Limited in subsidiaries**

Sr. No.	Name of the Company	No. of Shares
1.	Reliance Industries Middle East DMCC	200
2.	Reliance Netherland BV	90,000
3.	Reliance Haryana SEZ Limited	46,250

18. (a) Disclosure of the Company's Interest in Oil and Gas Joint Ventures:

Sr. No.	Name of the Fields In the Joint Ventures	% Interest	Sr. No	Name of the Fields In the Joint Ventures	% Interest
1.	Panna Mukta	30% (30%)	8.	CB - ON/1	40% (40%)
2.	Tapti	30% (30%)	9.	AS - ONN - 2000/1	90% (90%)
3.	NEC - OSN - 97/2	90% (90%)	10.	KG - DWN - 2001/1	90% (90%)
4.	KG - DWN - 98/3	90% (90%)	11.	NEC - DWN - 2002/1	90% (90%)
5.	GS - OSN - 2000/1	90% (90%)	12.	KG - DWN - 2003/1	90% (90%)
6.	GK - OSJ - 3	60% (60%)	13.	MN - DWN - 2003/1	85% (85%)
7.	GK - OS - 5	40% (40%)	14.	YEMEN (Block 9)	– (25%)

Figures in bracket represents Previous year's percentage(%) interest.

(b) Net Quantities of Company's interest (on gross basis) in proved reserves and proved developed reserves within India:

	Proved Reserves (Million MT)		Proved Developed Reserves (Million MT)	
Oil:	**2006-07**	2005-06	**2006-07**	2005-06
Beginning of the year	**6.71**	5.70	**3.64**	4.12
Additions	**6.33**	1.53	**1.14**	0.04
Deletion	**Nil**	Nil	**Nil**	Nil
Production	**0.57**	0.52	**0.57**	0.52
Closing balance for the year	**12.47**	6.71	**4.21**	3.64

	Proved Reserves (Million M^3)		Proved Developed Reserves (Million M^3)	
Gas:	**2006-07**	2005-06	**2006-07**	2005-06
Beginning of the year	**1,78,671**	1,72,626	**13,353**	14,476
Additions	**44,684**	7,168	**4,633**	Nil
Deletion	**Nil**	Nil	**Nil**	Nil
Production	**1,210**	1,123	**1,210**	1,123
Closing balance for the year	**2,22,145**	1,78,671	**16,776**	13,353

* 1 cubic meter (M^3)= 35.315 cubic feet and 1 cubic feet = 1000 BTU

SCHEDULE 'O' (Contd.)

(c) During the year, against allotment of equity shares amounting to Rs. 179.30 crore and a loan of Rs. 114.57 crore, the Company transferred its interest in the Oil and Gas blocks in Yemen Block 9 and Oman Block 18 to its wholly owned subsidiary, Reliance Exploration and Production DMCC.

19. As per Accounting Standards (AS) 17 on "Segment Reporting", segment information has been provided in the Notes to Consolidated Financial Statements.

20. ADDITIONAL INFORMATION

(Rs. in crore)

	As at 31st March, 2007	As at 31st March, 2006
(A) Estimated amount of contracts remaining to be executed on capital account and not provided for:		
(i) In respect of joint ventures	12,741.80	728.42
(ii) In respect of others	14,851.98	14,157.12
(B) Uncalled liability on partly paid shares	5,490.00	–
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	36.40	–
(b) In respect of others	2,932.10	2,349.19
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	–	–
(b) In respect of others *	9,648.08	7,741.26
* Includes Rs.7,292.19 crore (Previous Year Rs.6,573.28 crore) utilized out of total guarantee of Rs. 11,300.00 crore issued on behalf of Reliance Petroleum Limited.		
(iii) Liability in respect of bills discounted with Banks (Including third party bills discounting)		
(a) In respect of joint ventures	–	–
(b) In respect of others	2,460.93	429.40
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	46.83	48.06
(b) In respect of others	1,086.08	578.12
(v) Performance Guarantees		
(a) In respect of joint ventures	–	–
(b) In respect of others	92.54	13.27
(vi) Sales tax deferral liability assigned	5,931.48	5,964.48

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2004-2005. The disputed demand outstanding up to the said Assessment Year is Rs. 632.46 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and accordingly no provision has been made.

SCHEDULE 'O' (Contd.)

21. LICENSED AND INSTALLED CAPACITY
(As certified by the Management)

			UNIT	Licensed Capacity As at 31st March 2007	Licensed Capacity As at 31st March 2006	Installed Capacity As at 31st March 2007	Installed Capacity As at 31st March 2006
A		Refining of Crude Oil	Mill. MT	N.A.	N.A.	33	33
B	i	Ethylene	MT	N.A.	N.A.	1,580,000	750,000
	ii	Propylene	MT	N.A.	N.A.	600,460	365,000
	iii	Benzene	MT	N.A.	N.A.	730,000	675,000
	iv	Toluene	MT	N.A.	N.A.	197,000	197,000
	v	Xylene	MT	N.A.	N.A.	165,000	165,000
	vi	Hydro Cynic Acid	MT	3,600	–	3,600	–
	vii	Ethane Propane Mix	MT	N.A.	N.A.	450,000	–
	viii	Caustic Soda Lye / Flakes	MT	N.A.	N.A.	165,825	–
	ix	Chlorine	MT	N.A.	N.A.	105,000	–
	x	Acrylonitrile	MT	N.A.	N.A.	30,000	–
	xi	Linear Alkyl Benzene	MT	N.A.	N.A.	158,500	115,000
	xii	Butadiene & Other C4s	MT	N.A.	N.A.	419,000	365,000
	xiii	Other Chemicals	MT	N.A.	N.A.	656,150	–
C	i	Paraxylene	MT	N.A.	N.A.	1,904,600	1,856,000
	ii	Orthoxylene	MT	N.A.	N.A.	467,900	420,000
	iii	Toluole	MT	N.A.	N.A.	180,000	180,000
D		Poly Vinyl Chloride	MT	N.A.	N.A.	625,000	325,000
E		High / Linear Low Density Poly Ethylene	MT	N.A.	N.A.	1,055,000	450,000
F		High Density Polyethylene Pipes	MT	N.A.	N.A.	80,000	80,000
G		Poly Butadiene Rubber	MT	N.A.	N.A.	50,000	–
H		Polypropylene	MT	N.A.	N.A.	1,735,190	1,150,000
I	i	Mono Ethylene Glycol	MT	N.A.	N.A.	733,400	475,000
	ii	Higher Ethylene Glycol	MT	N.A.	N.A.	52,080	46,000
	iii	Ethylene Oxide	MT	N.A.	N.A.	91,000	66,000
J		Purified Terephthalic Acid	MT	N.A.	N.A.	2,050,000	1,350,000
K		Polyester Filament Yarn / Polyester Chips	MT	N.A.	N.A.	807,200+	523,700 +
L		Polyester Staple Fibre / Acrylic Fibre / Chips	MT	N.A.	N.A.	765,612	550,000
M		Poly Ethylene Terephthalate	MT	N.A.	N.A.	290,000	290,000
N		Polyester Staple Fibre Fill	MT	N.A.	N.A.	42,000	30,000
O		Man-made Fibre Spun Yarn on worsted system	Nos	N.A.	N.A.	24,094	24,094
P		Man-made fibre on cotton system (Spindles)	Nos	N.A.	N.A.	23,040	23,040
Q	i	Man-made Fabrics (Looms)	Nos	N.A.	N.A.	305	305
	ii	Knitting M/C	Nos	22	22	20	20

N.A. – Delicensed vide notification No. 477(E) dated 27th July, 1991 and press note No. 1 (1998 series) dated 8th June, 1998

\+ Includes 32,300 MT based on average denier of 40

22. (a) The Ministry of Corporate Affairs (earlier known as Ministry of Company Affairs), Government of India vide its Order No. 46/20/2007-CL- III dated 15th February, 2007 issued under Section 211(4) of the Companies Act, 1956 has exempted the Company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a), 3(ii)(a) (1) & (2), 3(ii)(b) of Part II, Schedule VI to the Companies Act, 1956.

SCHEDULE 'O' (Contd.)

(b) The Ministry of Corporate Affairs (earlier known as Ministry of Company Affairs), Government of India vide its Order No.47/30/2007-CL-III dated 16th April, 2007 and 2nd July, 2007 issued under Section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the Balance Sheet and Profit and Loss Account of Subsidiaries under Section 212 (1) of the Companies Act, 1956. As per the order, key details of each subsidiary is attached along with the statements under Section 212 of the Companies Act, 1956.

23. **PRODUCTION MEANT FOR SALE :**

Products	Unit	2006-07	2005-06
Crude Oil	MT	548,058	466,168
Gas	BBTU	28,485	30,255
Petroleum Products	'000 MT	27,112	20,622
Ethylene	MT	13,286	–
Propylene	MT	513	–
Benzene	MT	603,213	423,581
Toluene	MT	94,825	107,975
Xylene	MT	53,973	53,523
Caustic Soda Lye/Flakes	MT	126,311	–
Acrylonitrile	MT	30,382	–
Linear Alkyl Benzene	MT	169,112	116,867
Butadiene	MT	83,711	90,514
Paraxylene	MT	559,050	528,887
Orthoxylene	MT	430,851	242,216
Poly Vinyl Chloride	MT	567,761	353,086
Polyethylene	MT	999,226	420,443
High Density Polyethylene Pipes	Mtrs. in Lacs	63.04	42.66
Poly Butadiene Rubber	MT	74,101	–
Polypropylene	MT	1,641,290	1,012,167
Ethylene Glycol	MT	424,582	294,943
Purified Terephthalic Acid	MT	524,702	556,947
Polyester Filament Yarn	MT	597,254	347,426
Polyester Staple Fibre	MT	508,241	333,800
Man-made Fibre Spun Yarn	MT	9,682	3,549
Poly Ethylene Terephthalate	MT	255,985	219,887
Polyester Staple Fibre Fill	MT	42,797	35,075
Fabrics	Mtrs. in Lacs	233	182
Normal Paraffin	MT	5,759	23,513
Others	MT	139,664	–

Production meant for sale includes production through toll conversion, wherever applicable.

24. **FINANCIAL AND DERIVATIVE INSTRUMENTS**

a) Derivative contracts entered into by the Company and outstanding as on 31st March, 2007

(i) For Hedging Currency and Interest Rate Related Risks:
Nominal amounts of derivative contracts entered into by the Company and outstanding as on 31st March, 2007 amount to Rs. 15,383.09 crore (Previous Year Rs. 14,112.12 crore). Category wise break-up is given below:

(Rs in crore)

Sr. No	Particulars	As At 31st March, 2007	As At 31st March, 2006
1	Interest Rate Swaps	5,614.74	3,636.50
2	Currency Swaps	1,064.49	1,066.88
3	Options	2,939.76	2,104.28
4	Forward Contracts	5,764.10	7,304.46

SCHEDULE 'O' (Contd.)

(ii) For Hedging Commodity Related Risks :
Category wise break up is given below

(in Kbbl)

Sr. No.	Particulars	As At 31st March, 2007 Petroleum product sales	As At 31st March, 2007 Crude oil purchases	As At 31st March, 2006 Petroleum product sales	As At 31st March, 2006 Crude oil purchases
1	Net forward swaps	144	725	768	130
2	Futures	19	1,724	150	830
3	Spreads	1,950	8,100	1,300	6,425
4	Margin hedging	36,750	-	37,800	-
5	Net Options	13,800	5,350	12,300	8,600

b) All derivative contracts entered into by the Company are for hedging purposes only.

c) Foreign currency exposure that are not hedged by derivative instruments as on 31st March, 2007 amount to Rs. 14,367.34 crore. (Previous Year Rs. 15,073.49 crore)

25. VALUE OF IMPORTS ON CIF BASIS IN RESPECT OF

(Rs. in crore)

	2006-07	2005-06
Raw Materials and Traded Goods	73,711.35	52,945.19
Stores & spares, dyes and chemicals	1,540.26	927.96
Capital goods	1,099.98	2,681.15

26. EXPENDITURE IN FOREIGN CURRENCY:

(Rs. in crore)

	2006-07	2005-06
Interest on foreign currency loans	704.34	530.85
Technical knowhow and engineering fees	91.34	234.82
Oil and gas activity	2,874.83	1,724.92
Production royalty	435.79	291.76
Professional fees	197.73	134.68
Distribution expenses	538.72	515.12
Other matters	467.11	299.84

27. VALUE OF RAW MATERIALS CONSUMED:

	2006 - 07 Rs. in crore	2006 - 07 % of Consumption	2005 - 06 Rs. in crore	2005 - 06 % of Consumption
Imported	72,293.11	94.04	53,264.73	95.41
Indigenous	4,578.55	5.96	2,561.45	4.59
	76,871.66	100.00	55,826.18	100.00

28. VALUE OF STORES, CHEMICALS AND PACKING MATERIALS CONSUMED

	2006 - 07 Rs. in crore	2006 - 07 % of Consumption	2005 - 06 Rs. in crore	2005 - 06 % of Consumption
Imported	1,052.14	50.13	649.19	46.47
Indigenous	1,046.57	49.87	747.79	53.53
	2,098.71	100.00	1,396.98	100.00

29. EARNINGS IN FOREIGN EXCHANGE

(Rs. in crore)

	2006-07	2005-06
FOB value of exports	58,531.32	30,819.60
Interest	0.66	1.02
Others	0.44	0.03

SCHEDULE 'O' (Contd.)

30. EXPENDITURE ON RESEARCH AND DEVELOPMENT

	2006-07	(Rs. in crore) 2005-06
Revenue expenditure	157.30	46.86
Capital expenditure	167.40	63.48

31. REMITTANCE IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDEND

The Company has paid dividend in respect of shares held by Non Residents on repatriation basis. This inter-alia includes portfolio investment and direct investment, where the amount is also credited to Non Resident External Account (NRE A/c). The exact amount of dividend remitted in foreign currency cannot be ascertained. The total amount remittable in this respect is given herein below :

	2006-07	2005-06
1) Final Dividend (2005-06)		
a) Number of Non Resident Shareholders	18,284	16,695
b) Number of Equity Shares held by them	28,99,95,096	31,27,41,972
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	289.99	234.56
(ii) Tax Deducted at Source	Nil	Nil
(iii) Year to which dividend relates	2005-2006	2004-2005
2) Interim Dividend (declared by erstwhile IPCL for 2005-06)		
a) Number of Non Resident Shareholders	1,492	-
b) Number of Equity Shares held by them	3,89,09,154	-
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	21.40	-
(ii) Tax Deducted at Source	Nil	-
(iii) Year to which dividend relates	2005-2006	-
3) Interim Dividend (2006-07)		
a) Number of Non Resident Shareholders	26,676	-
b) Number of Equity Shares held by them	31,06,12,225	-
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	326.91	-
(ii) Tax Deducted at Source	Nil	-
(iii) Year to which dividend relates	2006-2007	-

Note :

The amount of Interim Dividend for the year 2006-07 includes Rs. 17.69 crore paid to 8,286 Non Resident shareholders holding 2,94,95,360 shares of the erstwhile IPCL.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
September 10, 2007

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani – Chairman & Managing Director
N.R. Meswani – Executive Director
H.S. Kohli – Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No.	L17110MH1973PLC019786		
Balance Sheet Date:	31.03.07	State Code:	11

II. Capital Raised during the year (Amount Rs. crore)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL
Conversion of Bonds:	NIL		

III. Position of Mobilisation and Deployment of Funds (Amount Rs. crore)

Total Liabilities :	117353.28	Total Assets:	117353.28
Sources of Funds			
Paid-up Capital:	1393.21	Reserves & Surplus:	62513.78
Equity Share Suspense:	60.14	Unsecured Loans:	18256.61
Secured Loans:	9569.12	Current Liabilities:	18578.40
Deferred Tax Liability:	6982.02		
Application of Funds			
Net Fixed Assets:	71188.59	Investments:	16251.34
Current Assets:	29913.35		

IV. Performance of Company (Amount Rs. crore)

Turnover:	118353.71		
Net Turnover:	111692.72	Total Expenditure :	98305.13
Profit Before Tax:	14520.47	Profit After Tax:	11943.40
Earnings per share in Rs.	82.17	Dividend : Rs. per share	11.00

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code):

27.10

Product Description:

BULK PETROLEUM PRODUCTS

Item Code No. (ITC Code):

390210.00

Product Description:

POLYPROPYLENE (PP)

Item Code No. (ITC Code):

390120.00

Product Description:

POLYETHYLENE

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies for the financial year 2006-07

		Name of Subsidiary Company	Reliance Industrial Investments and Holdings Limited	Reliance Ventures Limited	Reliance Strategic Investments Limited	Reliance Industries (Middle East) DMCC	Reliance Jamnagar Infrastructure Limited	Reliance Petroleum Limited
1.		The Financial Year of the Subsidiary Companies ended on	31-03-2007	31-03-2007	31-03-2007	31-12-2006	31-03-2007	31-03-2007
2.		Date from which they became Subsidiary Companies	30-12-1988	07-10-1999	28-12-2001	11-05-2005	01-10-2005	24-10-2005
3.	a.	Number of shares held by Reliance Industries Ltd. with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	14,75,04,400 Equity Shares of the face value of Rs.10 each fully paid-up	24,77,150 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,200 Equity Shares of the face value of Rs.10 each fully paid-up	5,650 Equity Shares of the face value of AED 1,000 each fully paid-up	10,00,00,000 Equity Shares of the face value of Rs.10 each fully paid-up	3,37,50,00,000 Equity Shares of the face value of Rs. 10 each fully paid-up
	b.	Extent of Interest of holding Company at the end of the financial year of the Subsidiary Companies	100%	100%	100%	100%	100%	75%
4.		The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the Holding Company						
	a.	Not dealt with in the Holding Company's accounts:						
	i)	For the financial year ended 31st March, 2007	Rs.104.29 crore	Rs.0.72 crore	Rs.135.25 crore	(AED 0.14 crore Rs.1.68 crore)	-	-
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs.293.98 crore	(Rs.0.26 crore)	(Rs.13.18 crore)	(AED 0.03 crore Rs.0.39 crore)	(Rs. 0.01 crore)	-
	b.	Dealt with in Holding Company's accounts:						
	i)	For the financial year ended 31st March, 2007	NIL	NIL	NIL	NIL	NIL	NIL
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs. 26.74 crore	NIL	NIL	NIL	NIL	NIL

Note : 1 Figures in bracket represent losses.

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies for the financial year 2006-07

		Name of Subsidiary Company	Reliance Retail Limited	Reliance Netherland B.V.	Reliance Haryana SEZ Limited	Ranger Farms Limited	Retail concepts & Services (India) Private Limited	Reliance Retail Insurance Broking Limited
1.		The Financial Year of the Subsidiary Companies ended on	31-03-2007	31-12-2006	31-03-2007	31-03-2007	31-03-2007	31-03-2007
2.		Date from which they became Subsidiary Companies	10-02-2006	28-03-2006	09-10-2006	20-11-2006	20-11-2006	20-11-2006
3.	a.	Number of shares held by Reliance Industries Ltd. with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	3,39,00,00,000 Equity Shares of the face value of Rs.10 each fully paid-up 6,10,00,00,000 Equity Shares of the face value of Rs.10 each Re. 1 paid-up	1,00,000 Equity Shares of the face value of Euro 1 each fully paid-up	46,250 Equity Shares of the face value of Rs.10 each fully paid-up	50,000 Equity Shares of the face value of Rs.10 each fully paid-up	50,000 Equity Shares of the face value of Rs.10 each fully paid-up	5,00,000 Equity Shares of the face value of Rs. 10 each fully paid-up
	b.	Extent of Interest of holding Company at the end of the financial year of the Subsidiary Companies	98.74%	100%	92.50%	98.74%	98.74%	98.74%
4.		The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the Holding Company						
	a.	Not dealt with in the Holding Company's accounts:						
	i)	For the financial year ended 31st March, 2007	(Rs.10.76 crore)	Euro 0.04 crore Rs. 2.59 crore	-	(Rs.5.69 crore)	(2.83 crore)	(Rs. 0.39 crore)
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	(Rs. 0.01 crore)	Euro 0.03 crore Rs. 1.54 crore	Not Applicable	Not Applicable	Not Applicable	Not Applicable
	b.	Dealt with in Holding Company's accounts:						
	i)	For the financial year ended 31st March, 2007	NIL	NIL	NIL	NIL	NIL	NIL
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Not Applicable	NIL	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Note : 1 Figures in bracket represent losses.

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies for the financial year 2006-07

		Name of Subsidiary Company	Reliance Dairy Foods Limited	Reliance Exploration & Production DMCC	Reliance Retail Finance Limited	RESQ Limited	Reliance Global Management Services Private Limited
1.		The Financial Year of the Subsidiary Companies ended on	31-03-2007	31-03-2007	31-03-2007	31-03-2007	31-03-2007
2.		Date from which they became Subsidiary Companies	28-11-2006	06-12-2006	20-02-2007	01-03-2007	11-03-2007
3.	a.	Number of shares held by Reliance Industries Ltd. with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	50,000 Equity Shares of the face value of Rs.10 each fully paid-up	1,76,200 Equity Shares of the face value of AED 1000 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	50,000 Equity Shares of the face value of Rs. 10 each fully paid-up	10,000 Equity Shares of the face value of Rs.10 each fully paid-up
	b.	Extent of Interest of holding Company at the end of the financial year of the Subsidiary Companies	98.74%	100%	98.74%	98.74%	100%
4.		The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the Holding Company					
	a.	Not dealt with in the Holding Company's accounts:					
	i)	For the financial year ended 31st March, 2007	(Rs. 0.13 crore)	–	(Rs.0.12 crore)	0.00	Rs. 0.45 crore
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
	b.	Dealt with in Holding Company's accounts:					
	i)	For the financial year ended 31st March, 2007	NIL	NIL	NIL	NIL	NIL
	ii)	For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable

For and on behalf of the Board

M.D. Ambani – Chairman & Managing Director
N.R. Meswani – Executive Director
H.S. Kohli – Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Mumbai
September 10, 2007

V.M. Ambani
Company Secretary

Details of Subsidiary Companies

(Rs. in crore)

Name of Subsidiary Company	Reliance Industrial Investments and Holdings Limited	Reliance Ventures Limited	Reliance Strategic Investments Limited	Reliance Industries (Middle East) DMCC	Reliance Jamnagar Infrastructure Limited	Reliance Petroleum Limited	Reliance Retail Limited	Reliance Netherland B.V.	Reliance Haryana SEZ Limited
1. Capital	147.50	2.58	227.02	6.81 AED 5,650,000	100.00	4,499.95	4,051.00	0.58 Euro 100,000	0.05
2. Reserves	399.77	1,609.90	347.07	(2.03) AED (1,681,098)	–	8,948.87	(10.90)	4.02 Euro 690,013	–
3. Total Assets	1,656.37	5,113.54	2,250.07	9.21 AED 7,645,255	1,104.84	19,567.90	4,238.99	7.98 Euro 1,369,327	1,529.49
4. Total Liabilities	1,656.37	5,113.54	2,250.07	9.21 AED 7,645,255	1,104.84	19,567.90	4,238.99	7.98 Euro 1,369,327	1,529.49
5. Investments	1,654.96	211.67	0.01	–	29.76	228.03	365.18	0.62 Euro 106,251	–
6. Turnover/ Total Income	104.72	42.02	348.66	56.05 AED 46,515,991	–	–	259.85	9.68 Euro 1,661,177	–
7. Profit Before Taxation	104.29	1.12	148.75	(1.64) AED (1,364,071)	–	–	(16.52)	2.59 Euro 444,089	–
8. Provision for Taxation	0.00	0.40	13.50	–	–	–	(5.62)	–	–
9. Profit After Taxation	104.29	0.72	135.25	(1.64) AED (1,364,071)	–	–	(10.90)	2.59 Euro 444,089	–
10. Proposed Dividend	–	–	–	–	–	–	–	–	–

Exchange Rate as on 31.12.2006 : 1 Euro = Rs. 58.285 , 1 AED = Rs.12.05; Exchange Rate as on 31.03.2007 – 1 US $ = Rs.43.47

Details of Subsidiary Companies

(Rs. in crore)

Name of Subsidiary Company	Ranger Farms Limited	Retail Concepts & Services India Private Limited	Reliance Retail Insurance Broking Limited	Reliance Dairy Foods Limited	Reliance Exploration & Production DMCC	Reliance Retail Finance Limited	RESQ Limited	Reliance Global Management Services Private Limited
1. Capital	0.05	0.05	0.50	0.05	208.59 US $ 47,985,402	2.02	0.05	0.01
2. Reserves	(7.15)	(10.92)	(0.39)	(0.13)	–	99.77	–	0.07
3. Total Assets	34.49	29.21	0.51	5.50	326.72 US $ 75,159,874	102.31	0.05	25.00
4. Total Liabilities	34.49	29.21	0.51	5.50	326.72 US $ 75,159,874	102.31	0.05	25.00
5. Investments	–	–	0.39	–	–	102.11	–	–
6. Turnover/ Total Income	77.36	53.40	0.01	–	–	0.91	–	141.70
7. Profit Before Taxation	(10.76)	(15.82)	(0.39)	(0.19)	–	0.33	0.00	13.11
8. Provision for Taxation	(3.64)	(5.10)	–	(0.07)	–	–	–	5.21
9. Profit After Taxation	(7.12)	(10.72)	(0.39)	(0.12)	–	0.33	0.00	7.90
10. Proposed Dividend	–	–	–	–	–	–	–	–

Exchange Rate as on 31.12.2006 : 1 Euro = Rs. 58.285 , 1 AED = Rs.12.05 ; Exchange Rate as on 31.03.2007 : 1 US $ = Rs.43.47

Consolidated Financial Statements and Notes

Auditors' Report on Consolidated Financial Statements

To The Board of Directors
Reliance Industries Limited

We have audited the attached Consolidated Balance Sheet of Reliance Industries Limited (the Company) and its Subsidiaries (collectively referred to as "the Group") as at 31st March 2007, and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management and have been prepared by the Management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. Financial statements of subsidiaries, which reflect total assets of Rs. 35,572.28 crore as at 31st March, 2007, total revenue of Rs. 792.20 crore and cash flows amounting to Rs. (406.67) crore for the year then ended, have been audited by one or jointly by two of us or jointly with others and financial statements of an associate in which the share of profit of the Group is Rs.8.84 crore have been audited by one of us.

2. We did not audit the financial statements of three subsidiaries, whose financial statements reflect total assets of Rs. 360.93 crore as at 31st March 2007 or 31st December, 2006 as the case may be, the total revenue of Rs. 65.51 crore and cash flows amounting to Rs. 34.45 crore for the year then ended and financial statements of two associates in which the share of loss of the Group is Rs. 3.51 crore (net). These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

3. We have relied on the unaudited financial statements of one subsidiary whose consolidated financial statements reflect total assets of Rs. 1,151.39 crore as at 31st December, 2006, total revenue of Rs. 1,979.58 crore and cash flows amounting to Rs. 2.63 crore for the year then ended and on the unaudited financial statements of one associate wherein the Group's share of loss aggregates to Rs. 8.13 crore. These unaudited financial statements as approved by the respective Board of Directors of these companies have been furnished to us by the Management and our report in so far as it relates to the amounts included in respect of the subsidiary and associate is based solely on such approved unaudited financial statements.

4. We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standards (AS) 21, Consolidated Financial Statements and Accounting Standards (AS) 23, Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India.

5. Based on our audit as aforesaid, and on consideration of reports of other auditors on the separate financial statements and on the other financial information of the components and accounts approved by the Board of Directors as explained in paragraphs 3 above and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Consolidated Balance Sheet, of the State of Affairs of the Group as at 31st March 2007;

   (ii) in the case of the Consolidated Profit and Loss Account, of the Profit of the Group for the year ended on that date; and

   (iii) in the case of the Consolidated Cash Flow Statement, of the Cash Flows of the Group for the year ended on that date.

For **Chaturvedi & Shah** Chartered Accountants	For **Deloitte Haskins & Sells** Chartered Accountants	For **Rajendra & Co.** Chartered Accountants
D. Chaturvedi **Partner** Membership No.: 5611	**A. Siddharth** **Partner** Membership No.: 31467	**A. R. Shah** **Partner** Membership No.: 47166

Place : Mumbai
Dated: September 10, 2007

Reliance Industries Limited
Consolidated Balance Sheet as at 31st March, 2007

(Rs. in crore)

	Schedule	As at 31st March, 2007		As at 31st March, 2006	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,393.21		1,393.17	
Equity Share Suspense (Refer Note 5, Schedule 'N')		60.14		–	
Reserves and Surplus	'B'	66,765.73		49,634.86	
			68,219.08		51,028.03
Minority Interest			3,422.01		457.25
Loan Funds					
Secured Loans	'C'	15,046.76		7,664.90	
Unsecured Loans	'D'	18,604.72		15,677.90	
			33,651.48		23,342.80
Deferred Tax Liability			6,990.53		4,970.82
TOTAL			1,12,283.10		79,798.90
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		1,03,302.76		87,840.75	
Less: Depreciation		38,480.20		31,550.08	
Net Block		64,822.56		56,290.67	
Capital Work-in-Progress		29,323.71		8,896.20	
			94,146.27		65,186.87
Investments					
In Associates		240.73		845.55	
In Others		5,027.28		5,821.26	
			5,268.01		6,666.81
Current Assets, Loans and Advances					
Current Assets	'F'				
Inventories		12,456.27		10,345.26	
Sundry Debtors		3,831.35		4,351.67	
Cash and Bank Balances		1,937.04		2,616.41	
Other Current Assets		3.15		25.01	
		18,227.81		17,338.35	
Loans and Advances	'G'	14,888.08		7,673.82	
		33,115.89		25,012.17	
Less: **Current Liabilities and Provisions**	'H'				
Current Liabilities		18,185.25		12,870.91	
Provisions		2,066.38		4,201.66	
		20,251.63		17,072.57	
Net Current Assets			12,864.26		7,939.60
Miscellaneous Expenditure [to the extent not written off or adjusted]			4.56		5.62
TOTAL			1,12,283.10		79,798.90
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
September 10, 2007

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani – Chairman & Managing Director
N.R. Meswani – Executive Director
H.S. Kohli – Executive Director

R.H. Ambani, M.L. Bhakta, Y.P. Trivedi, Dr. D.V. Kapur, M.P. Modi, S. Venkitaramanan, Prof. Ashok Misra, Prof. Dipak C. Jain – Directors

Reliance Industries Limited
Consolidated Profit and Loss Account for the year ended 31st March, 2007

(Rs. in crore)

	Schedule	2006 - 07		2005 - 06	
INCOME					
Turnover		1,20,431.10		90,937.94	
Less: Excise Duty / Service Tax Recovered		6,660.99		7,913.13	
Net Turnover			1,13,770.11		83,024.81
Other Income (including Share in Associates)	'I'		650.92		1,204.64
Variation in Stocks	'J'		696.92		2,120.16
			1,15,117.95		86,349.61
EXPENDITURE					
Purchases			1,944.93		2,541.59
Manufacturing and Other Expenses	'K'		92,394.25		68,254.73
Interest and Finance Charges	'L'		1,232.29		934.56
Depreciation		6,896.46		4,947.75	
Less : Transferred from Revaluation Reserve [Refer Note 6, Schedule 'N']		1,997.01		1,452.82	
			4,899.45		3,494.93
			1,00,470.92		75,225.81
Profit Before Tax and Exceptional Item			14,647.03		11,123.80
(Loss) / Profit on sale of subsidiaries			–		(99.54)
Profit before Tax			14,647.03		11,024.26
Provision for Current Tax			1,626.46		894.78
Provision for Fringe Benefit Tax			40.55		30.72
Provision for Deferred Tax			905.28		704.00
Profit after Tax (before adjustment for Minority Interest)			12,074.74		9,394.76
Add : Share of Loss transferred to Minority			0.09		3.47
Profit after Tax (after adjustment for Minority Interest)			12,074.83		9,398.23
Add: Balance brought forward from Previous year			3,740.66		9,247.07
Adjustments on Amalgamation of Associate			(641.60)		–
Dividend Adjustment on consolidation			104.66		78.50
Reserve Adjustment on sale of subsidiaries			–		0.20
Excess provision for Tax for Earlier Years			0.51		–
Statutory Reserve of Subsidiaries written back			–		15.91
Amount Available for Appropriations			15,279.06		18,739.91
APPROPRIATIONS					
Debenture Redemption Reserve		–		27.70	
Statutory Reserve		27.25		0.43	
General Reserve		10,565.17		13,382.16	
Interim Dividend on Equity Shares		1,440.44		–	
Proposed Dividend on Preference Shares		0.01		0.01	
Proposed Dividend on Equity Shares		–		1,393.51	
Tax on Dividend		202.02		195.44	
			12,234.89		14,999.25
Balance Carried to Balance Sheet			3,044.17		3,740.66
Basic and Diluted Earnings per Share of face value of Rs. 10 each (in Rupees) [Refer Note 13, Schedule 'N']			83.07		67.44
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For and on behalf of the Board

M.D. Ambani – Chairman & Managing Director
N.R. Meswani – Executive Director
H.S. Kohli – Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
September 10, 2007

V.M. Ambani
Company Secretary

Reliance Industries Limited
Consolidated Cash Flow Statement for the year 2006-07

(Rs. in crore)

			2006 - 07		2005 - 06
A:	CASH FLOW FROM OPERATING ACTIVITIES:				
	Net Profit before tax as per Profit and Loss Account		14,647.03		11,024.26
	Adjusted for:				
	Miscellaneous Expenditure written off	0.53		-	
	Share in Income of Associates	2.80		(474.67)	
	Net Prior Year Adjustments	(1.92)		0.88	
	Diminution in value / write off of Investments	93.07		23.43	
	Investment Grant (non cash income)	(0.46)		(0.45)	
	Provision for doubtful claims	-		0.05	
	(Profit) / Loss on Sale / Discarding of Assets (net)	6.20		0.27	
	Depreciation	6,896.46		4,947.75	
	Transferred from Revaluation Reserve	(1,997.01)		(1,452.82)	
	Effect of Exchange Rate Change	(164.80)		37.77	
	Profit on Sale of Investments (net)	(123.57)		(95.66)	
	Dividend Income	(109.78)		(43.61)	
	Interest / Other Income	(283.49)		(491.95)	
	Interest and Finance Charges	1,232.29		934.56	
			5,550.32		3,385.55
	Operating Profit before Working Capital Changes		20,197.35		14,409.81
	Adjusted for:				
	Trade and Other Receivables	(1,763.19)		858.38	
	Inventories	(849.75)		(2,698.00)	
	Trade Payables	1,098.22		(1,354.21)	
			(1,514.72)		(3,193.83)
	Cash Generated from Operations		18,682.63		11,215.98
	Net Prior Year Adjustments		1.92		(0.88)
	Taxes Paid		(1,935.56)		(941.96)
	Net Cash from Operating Activities		16,748.99		10,273.14
B:	CASH FLOW FROM INVESTING ACTIVITIES:				
	Purchase of Fixed Assets		(27,980.32)		(11,405.48)
	Sale of Fixed Assets		34.26		20.99
	Purchase of Investments		(58,125.11)		(45,545.88)
	Sale of Investments		60,556.50		44,961.41
	Movement in Loans		(1,555.99)		(1,776.24)
	Deposits		(2,682.62)		-
	Interest Income		396.70		512.20
	Dividend Income		111.52		43.66
	Net Cash Used in Investing Activities		(29,245.06)		(13,189.34)

Consolidated Cash Flow Statement for the year 2006-07 (Contd.)

(Rs. in crore)

		2006 - 07		2005 - 06
C: CASH FLOW FROM FINANCING ACTIVITIES:				
Proceeds from Issue of Share Capital		261.10		0.49
Proceeds from Issue of Shares to Minorities		5,000.84		450.00
Proceeds from Long Term Borrowings		12,223.94		6,090.12
Repayment of Long Term Borrowings		(4,350.44)		(5,002.09)
Short Term Loans		2,671.04		3,085.88
Dividends Paid (including dividend distribution tax)		(3,273.94)		(1,106.77)
Interest Paid		(1,747.98)		(1,596.06)
Miscellaneous Expenditure/ Issue Expenses		(48.46)		(5.12)
Net Cash from Financing Activities		10,736.10		1,916.45
Net Increase / (Decrease) in Cash and Cash Equivalents		(1,759.97)		(999.75)
Opening Balance of Cash and Cash Equivalents	2,616.41		3,610.72	
Add : Upon addition of New Subsidiaries	1.03		6.98	
Add : On Amalgamation	1,079.57		–	
Less : Upon sale of Subsidiaries	–		1.54	
		3,697.01		3,616.16
Closing Balance of Cash and Cash Equivalents		1,937.04		2,616.41

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
September 10, 2007

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani – Chairman & Managing Director
N.R. Meswani – Executive Director
H.S. Kohli – Executive Director

R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'A'

(Rs. in crore)

SHARE CAPITAL			As at 31st March, 2007		As at 31st March, 2006
Authorised:					
250 00 00 000 (250 00 00 000)	Equity Shares of Rs. 10 each		2,500.00		2,500.00
50 00 00 000 (50 00 00 000)	Preference Shares of Rs. 10 each		500.00		500.00
			3,000.00		3,000.00
Issued, Subscribed and Paid up:					
139 35 08 041 (139 35 08 041)	Equity Shares of Rs. 10 each fully paid up	1,393.51		1,393.51	
	Less: Calls in arrears - by others	0.30		0.34	
			1,393.21		1,393.17
	TOTAL		1,393.21		1,393.17

1. Of the above Equity Shares:

   (a) 48,17,70,552 (48,17,70,552) Shares out of the issued and subscribed share capital before the buyback of shares were allotted as Bonus Shares by capitalisation of Securities Premium and Reserves.

   (b) 52,31,98,799 (52,31,98,799) Shares out of the issued and subscribed share capital before the buyback of shares were allotted pursuant to the various schemes of amalgamation without payments being received in cash and includes 10,46,60,154 shares allotted to Petroleum Trust, the sole beneficiary of which is Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company.

   (c) 33,04,27,345 (33,04,27,345) Shares out of the issued and subscribed share capital before the buyback of shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares (GDS) and re-issue of forfeited equity shares.

2. In the year 2004-05, the Company bought back and extinguished 28,69,495 equity shares.

3. The Company has reserved issuance of 6,96,75,402 (Previous Year 5,26,87,851) Equity Shares of Rs. 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2006-07, the Company has granted 2,87,28,000 Options to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company at a price of Rs. 1,284/- per share plus all taxes as may be levied in this regard on the Company. The Options would vest over a period of 7 years from the date of grant based on specified criteria.

4. In terms of the approval of the shareholders of the Company and as per the applicable statutory provisions including securities and Exchange Board of India (disclosure and Investor Protection) Guidelines 2000, the Company, on April 12, 2007, has issued and allotted 12,00,00,000 warrants on preferential basis to entities in the Promoter Group entitling them to apply for equivalent number of fully paid up equity shares of Rs. 10/- each of the Company, at a price of Rs. 1,402/- per equity share. The warrant holders have a right to apply for equity shares within 18 months from the date of allotment of the warrants.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'B'

(Rs. in crore)

RESERVES AND SURPLUS	As at 31st March, 2007		As at 31st March, 2006	
Revaluation Reserve				
As per last Balance Sheet	4,977.56		2,729.88	
Add: On Revaluation	-		22,497.34	
	4,977.56		25,227.22	
Less: Net Assets transferred on Demerger	-		18,792.18	
Less: Transferred to Profit and Loss Account [Refer Note 6 to Schedule 'N']	1,997.01		1,452.82	
Less: Deduction on sale / discarding of Revalued Assets	1.21		4.66	
		2,979.34		4,977.56
Capital Reserve				
As per last Balance Sheet	459.14		291.28	
Add : On Consolidation of Subsidiaries	3,418.58		167.86	
		3,877.72		459.14
Exchange Fluctuation Reserve		(1.98)		2.88
Capital Redemption Reserve				
As per last Balance Sheet		887.94		887.94
Securities Premium Account				
As per last Balance Sheet	15,467.41		15,467.66	
Add: On Amalgamation	5,461.25		-	
	20,928.66		15,467.66	
Add: Premium on conversion of Optionally Fully Convertible Debentures [Refer Note 5, Schedule 'N']	403.33		-	
Less : Premium on Redemption of Debentures / Bonds	-		0.25	
	21,331.99		15,467.41	
Less : Calls in arrears - by others	1.79		1.84	
		21,330.20		15,465.57
Debentures Redemption Reserve				
As per last Balance Sheet	587.02		559.32	
Add: Transferred from / (to) Profit and Loss Account	-		27.70	
		587.02		587.02
Statutory Reserve				
As per last Balance Sheet	0.43		15.91	
Add: Opening Balance of new Subsidiaries	19.98		-	
Less: Write back on De-subsidiarisation of Reliance Power Ventures Limited	-		15.91	
Add: Transferred from Profit and Loss Account	27.25		0.43	
		47.66		0.43
General Reserve*				
As per last Balance Sheet	23,503.95		10,121.79	
Less: Charge on account of Transitional provisions under Accounting Standard 15	65.17		-	
	23,438.78		10,121.79	
Add : Transferred from Profit and Loss Account	10,565.17		13,382.16	
		34,003.95		23,503.95
Shares in Reserves of Associates				
Revaluation Reserves				
As per last Balance Sheet	9.71		338.28	
Less : Write back of Reserves on Demerger of Associates	-		328.57	
	9.71		9.71	
Capital Reserves				
As per last Balance Sheet	-		43.70	
Less : Write back of Reserves on Demerger of Associates	-		43.70	
	-		-	
		9.71		9.71
Profit and Loss Account		3,044.17		3,740.66
TOTAL		66,765.73		49,634.86

* Cumulative amount withdrawn on account of Depreciation on Revaluation is Rs. 2,563.43 crore.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C'

(Rs. in crore)

SECURED LOANS		As at 31st March, 2007		As at 31st March, 2006	
A	**DEBENTURES**				
	Non Convertible Debentures		5,346.26		6,038.35
B	**TERM LOANS**				
	From Banks				
	Foreign Currency Loans	4,367.59		-	
	Rupee Loans	1,150.64		-	
			5,518.23		-
C	**WORKING CAPITAL LOANS**				
	From Banks				
	Foreign Currency Loans	856.36		1,150.53	
	Rupee Loans	3,325.91		476.02	
			4,182.27		1,626.55
	TOTAL		15,046.76		7,664.90

1. Debentures referred to in A above to the extent of :

   a) Rs. 2,778.33 crore are secured by way of first mortgage / charge on the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

   b) Rs. 566.25 crore are secured by way of first mortgage / charge on the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of Petrochemicals Complex situated at Jamnagar in the State of Gujarat and on the movable assets situated at Hazira, District Surat in the State of Gujarat.

   c) Rs. 1,662.37 crore are secured by way of first mortgage / charge on the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

   d) Rs. 75.00 crore are secured by way of first mortgage on certain properties situated at village Angadh, District Vadodara in the State of Gujarat and on all plants, machinery and equipments, both present and future, at Vadodara Complex of the Company.

   e) Rs. 114.13 crore are secured by way of first mortgage / charge on certain properties situated at village Munja Dhanot, District Kalol in the State of Gujarat and on fixed assets situated at Hoshiarpur Complex of the Company.

   f) Rs. 54.08 crore are secured by way of first mortgage / charge on certain properties situated at Ahmedabad in the State of Gujarat and on fixed assets situated at Nagpur Complex of the Company.

   g) Rs. 45.10 crore are secured by way of first mortgage / charge on certain properties situated at Surat in the State of Gujarat and on fixed assets situated at Allahabad Complex of the Company.

   h) Rs. 51.00 crore are secured by way of first mortgage / charge on certain properties situated at Thane in the State of Maharashtra and on fixed assets situated at Baulpur Complex of the Company.

2. Debentures referred to in A above are redeemable at par, in one or more instalments, on various dates with the earliest redemption being on 19th April 2007, and the last being on 24th November 2018. The debentures are redeemable as follows : Rs. 1,173.30 crore in financial year 2007-08, Rs. 976.00 crore in financial year 2008-09, Rs. 742.30 crore in financial year 2009-10, Rs. 175.00 crore in financial year 2010-11,

Schedules forming part of the Consolidated Balance Sheet

Rs. 275.50 crore in financial year 2011-12, Rs. 624.03 crore in financial year 2012-13, Rs. 432.76 crore in financial year 2013-14, Rs. 383.33 crore in financial year 2014-15, Rs. 164.04 crore in financial year 2015-16, Rs. 133.33 crore in financial year 2016-17, Rs. 133.33 crore in financial year 2017-18 and Rs. 133.34 crore in financial year 2018-19.

3. Foreign currency loans referred to in B above to the extent of Rs. 20.59 crore are secured by way of mortgage on certain properties and assets situated at Vadodara and Gandhar Complexes of the Company.

4. Foreign currency loans referred to in B above to the extent of Rs. 4,347.00 crore and Rupee loan referred to B above to the extent of Rs. 1,120.00 crore are secured / to be secured by a first ranking pari–passu mortgage over leasehold interest under the land lease agreement and the fixed assets (including plant and machinery) of the Refinery and Polypropylene plant ("project") in a special Economic Zone at Jamnagar, Gujarat, India; a first ranking pari-passu charge over movable assets (other than current assets and investments) of above project; a floating second ranking charge over such of company's current assets relating to the above project that are charged on a first ranking basis to the working capital lenders and an assignment of company's right, title and interest under the key project agreements

5. Rupee loan referred to in B above to the extent of Rs. 20.00 crore are secured by way of first charge over certain properties situated at Silvasa unit and second charge over fixed assets (present and future) at Silvassa unit except the assets exclusively charged to banks / financial institutions.

6. Rupee loans referred to in B above to the extent of Rs. 10.64 crore are secured by hypothecation of cars.

7. Working Capital Loans referred to in C above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, bills, materials in transit, etc. save and except receivables of Oil and Gas Division.

SCHEDULE 'D'

(Rs. in crore)

UNSECURED LOANS		As at 31st March, 2007		As at 31st March, 2006
A Long Term				
i) From Banks	9,790.05		8,483.20	
ii) From Others	4,549.19		2,155.35	
		14,339.24		10,638.55
B Short Term				
i) From Banks	4,203.35		3,882.51	
ii) From Others	37.11		1,151.93	
iii) Interest accrued and Due	-		4.91	
		4,240.46		5,039.35
C Deferred Sales Tax Liability		25.02		-
TOTAL		18,604.72		15,677.90

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

Description	Gross Block					Depreciation		Net Block	
	As at 01-04-2006	Acquired on Amalgamation#	Additions	Deductions/ Adjustments	As at 31-03-2007	For the Year@	Upto 31-03-2007	As at 31-03-2007	As at 31-03-2006
OWN ASSETS									
Leasehold Land	72.70	391.42	1,169.63	2.15	1,631.60	6.02	12.31	1,619.29	65.92
Freehold Land	419.14	218.47	408.21	0.38	1,045.44	–	–	1,045.44	419.14
Buildings	4,807.57	676.89	246.11	0.07	5,730.50	253.48	1,599.28	4,131.22	3,500.75
Plant & Machinery	75,214.71	4,423.52	7,292.79	202.05	86,728.97	6,024.76	33,068.56	53,660.41	48,139.23
Railway Sidings	–	0.60	–	–	0.60	0.10	0.10	0.50	–
Electrical Installations	1,950.58	–	153.98	0.32	2,104.24	150.52	749.27	1,354.97	1,351.70
Equipments	1,493.29	–	168.65	0.65	1,661.29	99.25	699.08	962.21	910.89
Furniture & Fixtures	297.34	22.11	51.41	1.78	369.08	36.74	170.63	198.45	162.03
Vehicles	135.85	4.41	107.41	21.68	225.99	24.80	83.21	142.78	67.75
Ships	276.41	–	–	1.47	274.94	8.62	201.83	73.11	82.60
Aircrafts & Helicopters	117.31	–	0.09	–	117.40	12.58	71.15	46.25	58.74
Jetties	646.97	–	–	–	646.97	71.63	414.01	232.96	304.59
Sub-Total	85,431.87	5,737.42	9,598.28	230.55	1,00,537.02	6,688.50	37,069.43	63,467.59	55,063.34
LEASED ASSETS :									
Plant & Machinery	–	123.19	–	–	123.19	18.89	18.89	104.30	–
Ships	9.98	–	–	–	9.98	0.33	9.98	–	0.33
Sub-Total	9.98	123.19	–	–	133.17	19.22	28.87	104.30	0.33
INTANGIBLE ASSETS :									
Technical Knowhow Fees	1,926.97	–	175.42	–	2,102.39	117.44	1,057.92	1,044.47	986.49
Software	283.18	–	40.43	–	323.61	84.85	237.24	86.37	130.79
Others	188.75	–	17.82	–	206.57	0.32	86.74	119.83	109.72
Sub-Total	2,398.90	–	233.67	–	2,632.57	202.61	1,381.90	1,250.67	1,227.00
Total	87,840.75	5,860.61	9,831.95	230.55	1,03,302.76	6,910.33*	38,480.20	64,822.56	56,290.67
Previous Year	55,127.49	–	33,543.09	829.83	87,840.75	4,947.75	31,550.08	56,290.67	
Capital Work-in-Progress								29,323.71	8,896.20

NOTES :

a) Leasehold land includes Rs. 207.75 crore (Previous Year Rs. 0.11 crore) in respect of which lease-deeds are pending execution.

b) Buildings include :
   i) Cost of Shares in Co-operative Housing Societies Rs. 0.03 crore (Previous Year Rs. 0.03 crore)
   ii) Rs. 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase/ acquisition of 1,94,819 Equity shares of Re. 1 each of Mature Trading and Investments Pvt. Limited with a right of occupancy of certain area of a commercial premises.
   iii) Rs. 29,125 (Previous Year Rs. 29,125) towards 5 shares of Rs. 200 each of Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops & Warehouse Society Limited, 60 shares of Rs. 100 each of New Piece Goods Bazar Co. Limited, 15 shares of Rs. 100 each of Pandesara Industrial Co-operative Society Limited, 20 shares of Rs. 200 each of The Bombay Market Art Silk Co-operative (Shops & Warehouses) Society Limited and 225 shares of Rs. 100 each, Rs. 25 paid-up of Crimpers Industrial Co-operative Society Limited, with a right of occupancy of certain area of concerned commercial premises.
   iv) Rs. 4.88 crore (Previous Year Rs. Nil) in respect of which conveyance is pending.

c) Capital Work-in-Progress includes:
   i) Rs. 1,071.05 crore on account of pre-operative expenses (Previous Year Rs. 492.72 crore)
   ii) Rs. 3,969.75 crore on account of cost of construction materials at site. (Previous Year Rs. 320.58 crore)
   iii) Rs. 15,004.05 crore on account of advance against capital expenditure. (Previous Year Rs. 438.36 crore)

d) Additions / Deletions and Capital Work-in-Progress is net of gain of Rs. 287.06 crore on account of exchange difference during the year. (Previous Year a gain of Rs.39.17 crore)

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.

f) Additions for previous year includes Rs. 22,497.34 crore being the amount added on revaluation of Building, Plant and Machinery, Electrical Installations and Equipments as at 1st August, 2005.

\# On amalgamation of Indian Petrochemicals Corporation Limited (Refer to Note 3, Schedule 'O')

* Refer to Note 6, Schedule 'N'

@ Includes Depreciation of Rs. 13.87 crore accounted as project development expenditure

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

CURRENT ASSETS	As at 31st March, 2007		As at 31st March, 2006	
INVENTORIES				
Stores, Chemicals and Packing Materials	1,027.61		834.27	
Raw Materials	4,555.25		4,226.58	
Stock-in-Process	1,888.74		1,739.60	
Finished Goods / Traded Goods	4,984.67		3,544.81	
		12,456.27		10,345.26
SUNDRY DEBTORS (Unsecured and Considered Good)				
Over six months	13.02		21.91	
Others	3,818.33		4,329.76	
		3,831.35		4,351.67
CASH AND BANK BALANCES				
Cash on hand	3.56		1.61	
Balance with Banks				
In Current Accounts				
with Scheduled Banks	389.62		236.07	
with Others	16.76		21.46	
In Fixed Deposit Accounts :				
with Scheduled Banks	1,527.10		2,357.27	
		1,937.04		2,616.41
OTHER CURRENT ASSETS				
Interest Accrued on Investments	3.08		24.94	
Premium Accrued on Investments in Preference Shares	0.07		0.07	
		3.15		25.01
TOTAL		18,227.81		17,338.35

SCHEDULE 'G'

(Rs. in crore)

LOANS AND ADVANCES	As at 31st March, 2007		As at 31st March, 2006	
UNSECURED - (Considered Good Unless Otherwise Stated)				
Advance Income Tax (net of Provision)		321.55		830.32
Advances recoverable in cash or in kind or for value to be received	6,857.90		4,769.53	
Less: Considered Doubtful	69.93		69.93	
		6,787.97		4,699.60
Deposits		6,953.95		1,412.92
Balance with Customs, Central Excise Authorities, etc.		824.61		730.98
TOTAL		14,888.08		7,673.82

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'H'

(Rs. in crore)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2007		As at 31st March, 2006	
CURRENT LIABILITIES				
Sundry Creditors – Small Scale Industries	8.15		7.41	
– Others *	17,682.62		12,446.71	
Liability for Leased Assets	11.42		0.81	
Unpaid Dividend #	69.52		58.29	
Unpaid Matured debentures #	2.54		27.11	
Share Application Money refundable	3.06		–	
Interest accrued on above #	0.24		0.19	
Interest accrued but not due on Loans	407.70		330.39	
		18,185.25		12,870.91
PROVISIONS				
Provision for Income Tax	36.03		944.14	
Provision for Fringe Benefit Tax	2.99		30.72	
Provision for Wealth Tax	16.28		20.65	
Provision for Leave encashment / Superannuation / Gratuity	517.70		412.78	
Other Provisions	1,493.37		1,204.42	
Proposed Dividend	0.01		1,393.51	
Tax on Dividend	–		195.44	
		2,066.38		4,201.66
TOTAL		20,251.63		17,072.57

* Includes for capital expenditure Rs. 2,451.54 crore (Previous Year Rs.728.18 crore)

\# These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 4.93 crore (Previous Year Rs. 2.37 crore) which is held in abeyance due to Legal cases pending.

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'I'

(Rs. in crore)

OTHER INCOME	2006 - 07		2005 - 06	
Dividend :				
From Current Investments	59.23		–	
From Long Term Investments	50.55		43.61	
		109.78		43.61
Interest :				
From Current Investments	51.86		94.41	
From Long Term Investments	1.16		88.01	
From Others	230.47		309.53	
[Tax Deducted at Source Rs. 22.05 Crore (Previous Year Rs. 66.39 crore)]				
		283.49		491.95
Profit/(Loss) on Sale of Long Term Investments (net)	–		0.41	
Profit on sale of Current Investments (net)	123.57		95.25	
		123.57		95.66
Profit on sale of Fixed Assets		17.41		6.32
Miscellaneous Income		119.47		92.43
Share in Associates		(2.80)		474.67
TOTAL		650.92		1,204.64

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'J'

(Rs. in crore)

VARIATION IN STOCKS	2006 - 07		2005 - 06	
STOCK-IN-TRADE (at close)				
Finished Goods / Traded Goods	4,984.67		3,544.81	
Stock-in-process	1,888.74		1,739.60	
		6,873.41		5,284.41
STOCK-IN-TRADE (at commencement)				
Finished Goods / Traded Goods	3,544.81		2,013.62	
Stock-in-process	1,739.60		971.45	
	5,284.41		2,985.07	
Add : on Amalgamation				
Finished Goods / Traded Goods	837.36		-	
Stock-in-process	40.40		-	
	877.76		-	
Opening stock of subsidiary acquired during the year	14.32		179.18	
		6,176.49		3,164.25
TOTAL		696.92		2,120.16

SCHEDULE 'K'

(Rs. in crore)

	2006 - 07		2005 - 06	
MANUFACTURING AND OTHER EXPENSES				
RAW MATERIAL CONSUMED		77,768.94		56,626.42
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	2,101.86		1,396.98	
Electric Power, Fuel and Water	2,262.95		1,146.26	
Machinery Repairs	545.75		375.58	
Building Repairs	61.24		45.37	
Labour, Processing and Machinery Hire Charges	876.73		564.45	
Excise Duty#	(6.31)		333.54	
Lease Rent	112.66		16.57	
Exchange Differences (Net)	224.28		108.84	
		6,179.16		3,987.59
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	2,132.63		1,171.95	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	254.12		193.89	
Employee Welfare and other amenities	204.14		103.42	
		2,590.89		1,469.26
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	79.97		53.65	
Brokerage, Discount and Commission	442.45		304.43	
Warehousing and Distribution Expenses	2,154.83		1,846.65	
Sales Tax including defeased / Service Tax	1,102.19		2,636.19	
		3,779.44		4,840.92

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'K' (Contd.)

(Rs. in crore)

	2006 - 07		2005 - 06	
ESTABLISHMENT EXPENSES				
Insurance	285.27		230.11	
Rent	222.47		150.12	
Rates & Taxes	196.98		203.33	
Other Repairs	215.54		107.20	
Travelling Expenses	141.36		102.64	
Payment to Auditors	9.10		7.51	
Professional Fees	550.22		259.33	
Loss on Sale / Discarding of Fixed Assets	23.61		6.59	
General Expenses*	513.71		390.96	
Wealth Tax	8.28		8.00	
Charity and Donations	26.71		25.70	
		2,193.25		1,491.49
		92,511.68		68,415.68
Less : Preoperative Expenses of Projects Under Commissioning (Net)		117.43		160.95
TOTAL		92,394.25		68,254.73

\# Excise duty shown under expenditure represents the aggregate of excise duty borne by the Company and the difference between excise duty on the opening and closing stock of finished goods

* Includes Diminution in the value of investments of Rs. 80.07 crore (Previous Year Rs. 23.43 crore), investments written off Rs. 13.00 crore (Previous Year Rs. Nil) and Provision for Doubtful Claims of Rs. NIL (Previous Year Rs. 0.05 crore).

SCHEDULE 'L'

(Rs. in crore)

INTEREST AND FINANCE CHARGES	2006 - 07	2005 - 06
Debentures	528.70	569.03
Fixed Loans	311.11	219.97
Finance charges on Leased Assets	1.17	-
Others	391.31	145.56
TOTAL	1,232.29	934.56

Significant Accounting Policies to the Consolidated Accounts

SCHEDULE 'M'

SIGNIFICANT ACCOUNTING POLICIES TO THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. **Principles of consolidation**

   The consolidated financial statements relate to Reliance Industries Limited ('the Company') and its subsidiary companies. The consolidated financial statements have been prepared on the following basis:

   a) The financial statements of the Company and its subsidiary companies are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions in accordance with Accounting Standard (AS) 21 - "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India.

   b) In case of foreign subsidiaries, being non-integral foreign operations, revenue items are consolidated at the average rate prevailing during the year. All assets and liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the exchange fluctuation reserve.

   c) The difference between the cost of investment in the subsidiaries, over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill or Capital Reserve as the case may be.

   d) The difference between the proceeds from disposal of investment in a subsidiary and the carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated statement of Profit and Loss Account as the profit or loss on disposal of investment in subsidiary.

   e) Minority Interest's share of net profit of consolidated subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the Company.

   f) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the Company's shareholders.

   g) In case of associates, where the Company directly or indirectly through subsidiaries holds more than 20% of equity, investments in associates are accounted for using equity method in accordance with Accounting Standard (AS) 23 -"Accounting for investments in associates in consolidated financial statements" issued by the Institute of Chartered Accountants of India.

   h) The Company accounts for its share in the change in net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its Profit and Loss Account to the extent such change is attributable to the associates' profit and loss account and through its reserves for the balance, based on available information.

   i) The difference between the cost of investment in the associates and the share of net assets at the time of acquisition of shares in the associates is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

   j) As far as possible, the consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

2. Investments other than in subsidiaries and associates have been accounted as per Accounting Standard (AS) 13 on "Accounting for Investments".

3. Other significant accounting policies

   These are set out under "Significant Accounting Policies" as given in the Standalone Financial Statements of Reliance Industries Limited.

Notes on Consolidated Accounts

SCHEDULE 'N'

NOTES ON ACCOUNTS TO CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. The Subsidiary companies considered in the consolidated financial statements are:

Name of the Subsidiaries	Country of incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Limited	India	100%
Reliance Ventures Limited	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance Industries (Middle East) DMCC	U.A.E	100%
Reliance Jamnagar Infrastructure Limited (formerly Reliance Infrastructure Limited)	India	100%
Reliance Petroleum Limited	India	75%
Reliance Retail Limited	India	98.74%
Reliance Netherland B.V.	Netherlands	100%
Reliance Haryana SEZ Limited (From 9th October, 2006)	India	92.50%
Ranger Farms Limited (From 20th November, 2006)	India	98.74%
Retail Concepts & Services (India) Private Limited (From 20th November, 2006)	India	98.74%
Reliance Retail Insurance Broking Limited (From 20th November, 2006)	India	98.74%
Reliance Dairy Foods Limited (From 28th November, 2006)	India	98.74%
Reliance Exploration & Production DMCC (From 06th December, 2006)	U.A.E	100%
Reliance Retail Finance Limited (From 20th February, 2007)	India	98.74%
RESQ Limited (From 1st March, 2007)	India	98.74%
Reliance Global Management Services Private Limited (From 11th March, 2007)	India	100%

2. The significant Associate companies considered in the consolidated financial statements are

Name of the associate companies	Country of Incorporation	Proportion of ownership interest
Reliance Industrial Infrastructure Limited	India	46.23%
Reliance Europe Limited	U.K.	50.00%
Gujarat Chemical Port Terminal Company Limited.	India.	41.80%
Indian Vaccines Corporation Limited	India.	33.33%
Reliance Petroinvestments Limited	India.	50.00%

3. The audited financial statements of Reliance Netherland B.V. and Reliance Industries (Middle East) DMCC upto 31st December, 2006 and Reliance Exploration and Production DMCC upto 31st March, 2007 have been prepared in accordance with International Financial Reporting Standards. The difference in accounting policies of the Company and its subsidiaries is not material and there are no material transactions from 1st January, 2007 to 31st March, 2007 in respect of Reliance Netherland B.V. and Reliance Industries (Middle East) DMCC.

4. During the year Reliance Petroleum Limited had raised Rs. 8,100.00 crore through Initial Public Offering (IPO) which is being utilized for setting up a Refinery and Polypropylene plant in a Special Economic Zone at Jamnagar, Gujarat, India.

5. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June, 2007 as modified vide its Order dated 11th July, 2007, and by Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August, 2007. The Scheme became effective on 5th September, 2007, the appointed date of the Scheme being 1st April, 2006. Pursuant to the Scheme:

SCHEDULE 'N' (Contd.)

(i) The assets, liabilities, rights and obligations of erstwhile IPCL has been vested with the Company with effect from 1st April, 2006 and have been recorded at their respective fair value, under the purchase method of accounting for amalgamation.

(ii) 5,74,69,507 Equity shares of Rs. 10/- each relating to the equity share capital of the erstwhile IPCL as on 1st April, 2006 and 26,71,053 Equity shares of Rs. 10/- each towards Debentures converted by the erstwhile IPCL during the year 2006-07 are to be issued as fully paid-up, to the shareholders of the amalgamating company, whose names are registered in the register of members on record date, without payment being received in cash. Pending allotment, the face value of such shares has been shown as "Equity Share Suspense."

(iii) Excess of the fair value of net assets taken over by the Company over the paid-up value of equity shares to be issued and allotted (as referred to under (ii) above) net of stamp duty payable on amalgamation, amounts to Rs.5,461.25 crore and the same has been credited to Securities Premium Account as prescribed in the Scheme. Had the Scheme not prescribed this accounting treatment, the said amount would have been credited to Capital Reserve.

6. The Gross Block of Fixed Assets includes Rs. 25,221.35 crore (Previous Year Rs. 25,222.56 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 1,997.01 crore (Previous Year Rs. 1,452.82 crore) and an equivalent amount, has been withdrawn from Revaluation Reserve and credited to the Profit and Loss Account.

7. Erstwhile IPCL has announced Voluntary Separation Scheme (VSS) and Special Separation Scheme (SSS) for its employees at Vadodara unit during the month of March 2007. Over 2600 employees have applied in the month of March 2007 and all applications have been accepted. The expenditure of Rs. 376.30 crore is included under the head "Payments to and Provisions for Employees." The Company has relieved most of the employees who opted for the VSS / SSS from the service in the month of April 2007.

8. Turnover includes Income from Services of Rs. 66.65 crore (Previous Year Rs. 99.01 crore).

9. Managerial Remuneration:

		(Rs in crore)
	2006 - 07	2005 - 06
a) Remuneration to Managing Director/Executive Directors		
i) Salaries	1.30	1.41
ii) Perquisites	1.53	1.60
iii) Sitting Fees (paid by erstwhile IPCL)	0.04	–
iv) Commission	43.59	40.22
v) Leave salary / Encashment	0.28	0.42
vi) Contribution to Provident fund and Superannuation fund	0.32	0.35
vii) Provision for Gratuity	0.08	0.36
	47.14	44.36
b) Commission to Non Executive Directors (included under the head "Payments to and Provisions for Employees")	1.00	2.00

10. A sum of Rs. 1.92 crore (net credit) [Previous Year Rs. 0.88 crore (net debit)] is included under Establishment expenses representing Net Prior Period Items.

11. Expenditure on account of Premium on forward exchange contracts to be recognized in Profit and Loss Account of subsequent accounting period aggregate to Rs. 95.28 crore (Previous Year Rs. 93.99 crore).

12. The deferred tax liability comprises of the following:

(Rs. in crore)

	As at 31st March, 2007		As at 31st March, 2006	
a. Deferred Tax Liability				
Related to fixed assets		7,304.09		5,092.52
b. Deferred Tax Assets				
Disallowance under the Income Tax Act, 1961	297.84		121.70	
Carried forward loss of subsidiary	15.72		–	
		313.56		121.70
		6,990.53		4,970.82

SCHEDULE 'N' (Contd.)

13. EARNINGS PER SHARE (EPS)

		2006-07	2005-06
i)	Net Profit after tax (after adjusting minority interest) as per Profit and Loss Account (Rs. in crore)	12,074.83	9,398.23
ii)	Excess provision for tax of earlier years (Rs. in crore)	0.51	-
iii)	Net profit attributable to equity shareholders (Rs. in crore)	12,075.34	9,398.23
iv)	Weighted Average number of equity shares used as denominator for calculating EPS	1,45,36,48,601	1,39,35,08,041
v)	Basic and Diluted Earnings per share (Rs.)	83.07	67.44
vi)	Face Value per equity share (Rs.)	10	10

14. FINANCIAL AND DERIVATIVE INSTRUMENTS

a) Derivative contracts entered into by the Company and outstanding as on 31st March, 2007

(i) For hedging Currency and Interest Rate Related Risks:

Nominal amounts of derivative contracts entered into by the Company and outstanding as on 31st March 2007 amount to Rs. 20,095.29 crore (Previous Year Rs. 14,112.12 crore). Category wise break up is given below :

(Rs in crore)

Sr. No	Particulars	As At 31st March, 2007	As At 31st March, 2006
1	Interest Rate Swaps	6,701.49	3,636.50
2	Currency Swaps	2,114.49	1,066.88
3	Options	5,351.19	2,104.28
4	Forward Contracts	5,928.12	7,304.46

(ii) For Hedging Commodity Related Risks :

Category wise break up is given below

(in Kbbl)

Sr. No	Particulars	As at 31st March, 2007		As at 31st March, 2006	
		Petroleum product sales	Crude oil purchases	Petroleum product sales	Crude oil purchases
1	Net forward swaps	144	725	768	130
2	Futures	19	1,724	150	830
3	Spreads	1,950	8,100	1,300	6,425
4	Margin hedging	36,750	-	37,800	-
5	Net Options	13,800	5,350	12,300	8,600

b) All derivative and financial instruments acquired by the Company are for hedging purposes only.

c) Foreign currency exposure that are not hedged by derivative instruments as on 31st March, 2007 amount to Rs . 18,742.50 crore. (Previous Year Rs. 15,073.49 crore)

SCHEDULE 'N' (Contd.)

15. **Segment Information:**

The Company has identified two reportable segments viz. Petrochemicals and Refining. Segments have been identified and reported taking into account nature of products and services, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the Company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses which relate to enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and segment liabilities represent assets and liabilities in respective segments. Investments, tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) **Primary Segment Information :** (Rs. in crore)

	Particulars	Petrochemicals		Refining		Others		Unallocable		Sub-Total		Eliminations		Total	
		2006-07	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06
1	**Segment Revenue**														
	External Turnover	52,313.89	32,801.61	65,892.94	56,363.94	2,224.27	1,772.39	-	-	1,20,431.10	90,937.94	-	-	1,20,431.10	90,937.94
	Inter Segment Turnover	6.13	-	20,083.75	14,753.45	244.96	100.91	-	-	20,334.84	14,854.36	(20,334.84)	(14,854.36)	-	-
	Gross Turnover	52,320.02	32,801.61	85,976.69	71,117.39	2,469.23	1,873.30	-	-	1,40,765.94	1,05,792.30	(20,334.84)	(14,854.36)	1,20,431.10	90,937.94
	Less: Excise duty / Service Tax recovered	4,299.28	3,243.70	2,360.61	4,667.72	1.10	1.71	-	-	6,660.99	7,913.13	-	-	6,660.99	7,913.13
	Net Turnover	48,020.74	29,557.91	83,616.08	66,449.67	2,468.13	1,871.59	-	-	1,34,104.95	97,879.17	(20,334.84)	(14,854.36)	1,13,770.11	83,024.81
2	**Segment Result before Interest and Taxes**	6,600.53	4,712.84	7,722.59	5,915.68	1,300.17	1,111.84	(27.37)	(270.02)	15,595.92	11,470.34	-	-	15,595.92	11,470.34
	Less: Interest Expense	-	-	-	-	-	-	1,232.29	934.56	1,232.29	934.56	-	-	1,232.29	934.56
	Add: Interest Income	-	-	-	-	-	-	283.49	491.95	283.49	491.95	-	-	283.49	491.95
	Profit before Tax	6,600.53	4,712.84	7,722.59	5,915.68	1,300.17	1,111.84	(976.17)	(712.63)	14,647.12	11,027.73	-	-	14,647.12	11,027.73
	Current Tax	-	-	-	-	-	-	1,626.46	894.78	1,626.46	894.78	-	-	1626.46	894.78
	Fringe Benefit Tax	-	-	-	-	-	-	40.55	30.72	40.55	30.72	-	-	40.55	30.72
	Deferred Tax	-	-	-	-	-	-	905.28	704.00	905.28	704.00	-	-	905.28	704.00
	Net Profit after Tax	6,600.53	4,712.84	7,722.59	5,915.68	1,300.17	1,111.84	(3,548.46)	(2,342.13)	12,074.83	9,398.23	-	-	12,074.83	9,398.23
3	**Other Information**														
	Segment Assets	39,898.96	36,277.96	60,501.22	43,181.53	19,776.08	7,327.68	12,353.91	10,084.30	1,32,530.17	96,871.47	-	-	1,32,530.17	96,871.47
	Segment Liabilities	7,250.10	5,238.59	9,844.82	7,493.63	2,279.60	826.17	877.11	3,514.18	20,251.63	17,072.57	-	-	20,251.63	17,072.57
	Capital Expenditure	886.43	3,770.13	18,763.37	5,337.69	9,341.26	2,447.14	1,171.33	629.08	30,162.39	12,184.04	-	-	30,162.39	12,184.04
	Depreciation	2,628.07	1,438.07	1,842.14	1,730.65	420.27	320.65	8.97	5.56	4,899.45	3,494.93	-	-	4,899.45	3,494.93
	Non Cash Expenses other than depreciation	-	-	-	-	-	-	93.60	23.48	93.60	23.48	-	-	93.60	23.48

(ii) As per Accounting Standard on Segment Reporting (AS-17), issued by the Institute of Chartered Accountants of India, the Company has reported the above on consolidated basis including businesses conducted through its subsidiaries and associates.

(iii) The reportable Segments are further described below :

- The Petrochemicals segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Poly Butadiene Rubber, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Butadiene, Linear Alkyl Benzene and Polyethylene Terephthalate, Acrylonitrile and Caustic Soda.
- The refining segment includes production and marketing operations of the Petroleum refineries.
- The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of :

* Oil and Gas
* Textile
* Retail Business
* SEZ development

SCHEDULE 'N' (Contd.)

(iv) Secondary Segment Information:

(Rs. in crore)

		2006-2007	2005-2006
1.	**Segment Revenue – External Turnover**		
	- Within India	54,016.47	57,775.09
	- Outside India	66,414.63	33,162.85
	Total Revenue	1,20,431.10	90,937.94
2.	**Segment Assets**		
	- Within India	1,30,953.36	95,574.19
	- Outside India	1,576.81	1,297.28
	Total Assets	1,32,530.17	96,871.47
3.	**Segment Liability**		
	- Within India	19,609.25	16,473.85
	- Outside India	642.38	598.72
	Total Liability	20,251.63	17,072.57
4.	**Capital Expenditure**		
	- Within India	29,657.13	12,061.64
	- Outside India	505.26	122.40
	Total Expenditure	30,162.39	12,184.04

16. PROJECT DEVELOPMENT EXPENDITURE

(in respect of Projects upto 31st March,2007,included under Capital work-in-progress)

(Rs. in crore)

	2006-07		2005-06	
Opening Balance		492.72		226.17
Add: Project Development Expenditure transferred from Profit and Loss Account	117.43		160.95	
Expenses on Projects under construction	377.10		–	
Interest Capitalised	813.08		636.75	
		1,307.61		797.70
		1,800.33		1,023.87
Less: Project Development Expenses Capitalised during the year		729.28		530.62
Less: De-Subsidiarised during the year		–		0.53
Closing Balance		1,071.05		492.72

17. Capital Reserve includes Rs. 3,336.74 crore on account of dilution of stake in a subsidiary consequent to increase of its capital through an initial public offering.

18. ADDITIONAL INFORMATION

(Rs. in crore)

	As at 31st March, 2007	As at 31st March, 2006
(A) Estimated amount of contracts remaining to be executed on capital account and not provided for:		
(i) In respect of joint ventures	12,741.80	728.42
(ii) In respect of others	21,670.11	29,511.02
(B) Uncalled liability on partly paid shares	150.00	–

SCHEDULE 'N' (Contd.)

(Rs. in crore)

	As at 31st March, 2007	As at 31st March, 2006
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	36.40	–
(b) In respect of others	12,500.77	2,349.19
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	–	–
(b) In respect of others	168.90	646.71
(iii) Liability in respect of bills discounted with Banks		
(a) In respect of joint ventures	–	–
(b) In respect of others (including third party bills discounting)	2,460.93	429.40
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	46.83	48.06
(b) In respect of others	1,086.44	578.12
(v) Performance Guarantees		
(a) In respect of joint ventures	–	–
(b) In respect of others	92.54	13.27
(vi) Sales tax deferral liability assigned	5,931.48	5,964.48

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2004-2005. The disputed demand outstanding up to the said Assessment Year is Rs. 633.62 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and accordingly no provision has been made.

19. **Related Party Disclosures:**

(i) **List of related parties with whom transactions have taken place and relationships:**

Sr No.	Name of the Related Party	Relationship
1.	Reliance Industrial Infrastructure Limited	Associate Companies
2.	Reliance Europe Limited	
3.	Reliance Rubber and Chemicals Limited	
4.	Reliance Utilities and Power Limited	
5.	Reliance Utilities Limited	
6.	Reliance Ports and Terminals Limited	
7.	Reliance Petroinvestments Limited	
8.	Reliance Nutraceuticals Private Limited	
9.	Reliance Pharmaceuticals (India) Private Limited	
10.	Reliance LNG Limited	
11.	Rosche Trading Pvt. Ltd (Upto 30th March 2007)	
12.	Reliance Gas Transportation Infrastructure Limited	
13.	Gujarat Chemical Port Terminal Company Limited	
14.	Indian Vaccines Corporation Limited	

SCHEDULE 'N' (Contd.)

Sr No.	Name of the Related Party	Relationship
15.	Shri Mukesh D. Ambani	Key Managerial Personnel
16.	Shri Nikhil R. Meswani	
17.	Shri Hital R. Meswani	
18.	Shri H. S. Kohli	
19.	Dhirubhai Ambani Foundation	Enterprises over which Key Managerial Personnel are able to exercise significant influence
20.	Jamnaben Hirachand Ambani Foundation	
21.	Hirachand Govardhandas Ambani Public Charitable Trust	
22.	HNH Trust and HNH Research Society	
23.	Jamnaben Hirachand Ambani Education Trust	

(ii) Transactions during the year with related parties :

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
A)	**Fixed Assets/Capital Work in Progress**				
	Assets Purchased during the year	34.76	–	–	34.76
		(171.63)	–	–	(171.63)
	Assets sold during the year	0.02	–	–	0.02
		–	–	–	–
B)	**Investments**				
	Balance as at 1st April, 2006	24.97	–	–	24.97
		(25.05)	–	–	(25.05)
	Upon Amalgamation	125.08	–	–	125.08
		–	–	–	–
	Purchased/adjusted during the year	–	–	–	–
		–	–	–	–
	Sold / redemption during the year	4.60	–	–	4.60
		(0.08)	–	–	(0.08)
	Diminution in the value of Investment	93.50	–	–	93.50
		–	–	–	–
	Balance as at 31st March, 2007	56.00	–	–	56.00
		(24.97)	–	–	(24.97)
C)	**Sundry Debtors as at 31st March, 2007**	8.38	–	–	8.38
		(8.89)	–	–	(8.89)
D)	**Loans & Advances**				
	Balance as at 1st April, 2006	3,662.80	–	–	3,662.80
		(3,758.55)	–	–	(3,758.55)
	Upon Amalgamation	1.91	–	–	1.91
		–	–	–	–
	Given during the year	3,032.50	–	–	3,032.50
		(24.87)	–	–	(24.87)
	Returned during the year	62.80	–	–	62.80
		(120.62)	–	–	(120.62)
	Balance as at 31st March, 2007	6,634.41	–	–	6,634.41
		(3,662.80)	–	–	(3,662.80)

SCHEDULE 'N' (Contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
E)	**Sundry Creditors**				
	Balance as at 31st March, 2007	156.86	–	–	156.86
		(141.19)	–	–	(141.19)
F)	**Turnover**	209.64	–	–	209.64
		–	–	–	–
G)	**Other Income**	16.06	–	–	16.06
		(12.23)	–	–	(12.23)
H)	**Purchases**	0.49	–	–	0.49
		–	–	–	–
I)	**Expenditure**				
	Interest Paid	0.06	–	–	0.06
		–	–	–	–
	Electric Power, Fuel and Water	318.37	–	–	318.37
		(329.42)	–	–	(329.42)
	Rent	84.00	–	–	84.00
		(84.20)	–	–	(84.20)
	Professional Fees	16.93	–	–	16.93
		(16.58)	–	–	(16.58)
	Charter Hire Charges	8.86	–	–	8.86
		(9.70)	–	–	(9.70)
	Hire Charges	161.81	–	–	161.81
		(64.84)	–	–	(64.84)
	Donations	–	–	13.19	13.19
		–	–	(4.47)	(4.47)
	Warehousing and Distribution Charges	871.89	–	–	871.89
		(679.51)	–	–	(679.51)
	Product Handling Charges	91.46	–	–	91.46
		(85.72)	–	–	(85.72)
	General Expenses	19.63	–	–	19.63
		(11.94)	–	–	(11.94)
	Payments to Key Managerial Personnel	–	47.14	–	47.14
		–	(44.36)	–	(44.36)
J)	**Guarantees Issued**				
	Financial Guarantees	130.94	–	–	130.94
		(650.55)	–	–	(650.55)
	Performance Guarantees	21.07	–	–	21.07
		(5.02)	–	–	(5.02)

Note : Figures in bracket represents previous year's amount.

SCHEDULE 'N' (Contd.)

Disclosure in Respect of Material Related Party Transactions:

1. Fixed Asset purchased includes from Reliance Europe Limited Rs. 11.13 crore (Previous Year Rs. 137.86); Reliance Industrial Infrastructure Limited Rs. 23.63 crore (Previous Year Rs. 33.77 crore)

2. Investment sold includes to Reliance Petroinvestments Limited Rs. 4.05 crore (Previous Year Rs. NIL). Diminution in value of investments recognized Rs. 90.00 crore (Previous Year Rs. NIL) in Gujarat Chemical Port Terminal Company Limited and Rs. 3.50 crore (Previous Year Rs. NIL) in Indian Vaccines Corporation Limited.

3. Sundry Debtors balances include from Reliance Industrial Infrastructure Limited Rs. 2.99 crore (Previous Year Rs. NIL) and Reliance Ports and Terminals Limited Rs. 5.36 crore (Previous Year Rs. 8.79 crore);

4. Loans and Advances include Deposits given to Reliance Gas Transportation Infrastructure Limited Rs. 2000.00 crore (Previous Year Rs. NIL); Reliance Petroinvestments Limited Rs. 732.17 crore (Previous Year Rs. 0.06 crore); Reliance Ports and Terminals Limited Rs. 150.33 crore (Previous Year Rs. NIL) and Reliance Utilities Limited Rs. 150.00 crore(Previous Year Rs. NIL). Loans and Advances repaid include from Reliance Petroinvestments Limited Rs. 62.80 crore (Previous Year Rs. 51.35 crore). Balances outstanding at year end include Reliance Gas Transportation Infrastructure Limited Rs. 2,000.00 crore (Previous Year Rs. NIL); Reliance Industrial Infrastructure Limited Rs. 35.00 crore (Previous Year Rs. 35.00 crore); Reliance Petroinvestments Limited Rs. 3,197.17 crore (Previous Year Rs. 2,527.79 crore); Reliance Ports and Terminals Limited Rs. 1,050.33 crore (Previous Year Rs. 900.00 crore) Reliance Utilities and Power Limited Rs. 200.00 crore (Previous Year Rs. 200.00 crore); Reliance Utilities Limited Rs. 150.00 crore (Previous Year Rs. NIL).

5. Sundry Creditors balances include Gujarat Chemical Port Terminal Company Limited Rs. 13.36 crore (Previous Year Rs. NIL); Reliance Europe Limited Rs. 4.09 crore (Previous Year Rs. 3.60 crore); Reliance Ports and Terminals Limited Rs. 104.01 crore (Previous Year Rs. 105.34 crore) and Reliance Utilities and Power Limited Rs. 32.26 crore (Previous Year Rs. 27.46 crore);

6. Turnover include to Reliance Gas Transportation Infrastructure Limited Rs. 194.85 crore (Previous Year Rs. NIL); Reliance Ports and Terminals Limited Rs. 6.84 crore (Previous Year Rs. NIL); Reliance Utilities Limited Rs. 4.89 crore (Previous Year Rs. NIL);

7. Other Income include Dividend received from Reliance Industrial Infrastructure Limited Rs. 4.89 crore (Previous Year Rs. 2.23 crore); Interest received from Reliance Industrial Infrastructure Limited Rs. 2.45 crore (Previous Year Rs. 2.04 crore); Miscellaneous income from Reliance Ports and Terminals Limited Rs. 8.54 crore (Previous Year Rs. 7.92 crore).

8. Electricity, Power, Fuel and Water charges paid to Reliance Utilities and Power Limited Rs. 318.37 crore (Previous Year Rs. 329.42 crore). Rent paid to Reliance Ports and Terminals Limited Rs. 84.00 crore (Previous Year Rs. 84.16 crore). Professional Fees paid to Reliance Europe Limited Rs. 16.93 crore (Previous Year Rs. 16.58 crore). Charter Hire Charges paid to Reliance Europe Limited Rs. 8.86 crore (Previous Year Rs. 9.70 crore). Hire Charges to Reliance Ports and Terminals Limited Rs. 50.00 crore (Previous Year Rs. 50.00 crore); Gujarat Chemical Port Terminal Company Limited Rs. 97.55 crore (Previous Year Rs. NIL) and Reliance Industrial Infrastructure Limited Rs. 14.26 crore (Previous Year Rs. 14.84 crore). Donation to Dhirubhai Ambani Foundation Rs. 8.28 crore(Previous Year Rs. 2.85 crore). Warehousing and Distribution Charges to Reliance Ports and Terminals Limited Rs. 871.68 crore (Previous Year Rs. 679.51 crore). Product Handling Charges to Reliance Ports and Terminals Limited Rs. 91.46 crore (Previous Year Rs. 85.72 crore). General expenses includes to Reliance Industrial Infrastructure Limited Rs. 10.01 crore (Previous Year Rs. 9.75 crore); Reliance Ports and Terminals Limited Rs. 9.62 crore (Previous Year Rs.NIL). Payment to Key Managerial Personnel includes to Shri Mukesh D. Ambani Rs. 30.46 crore (Previous Year Rs. 24.77 crore); Shri Nikhil R. Meswani Rs. 7.77 crore (Previous Year Rs. 6.31 crore); Shri Hital R. Meswani Rs. 7.76 crore (Previous Year Rs. 6.30 crore) and Shri H. S. Kohli Rs. 1.15 crore (Previous Year Rs. 1.50 crore).

9. Financial Guarantees include in respect of Gujarat Chemical Port Terminal Company Limited Rs. 44.00 crore (Previous Year Rs. NIL); Reliance Europe Limited Rs. 86.94 crore (Previous Year Rs. 89.23 crore) and Reliance Gas Transportation Infrastructure Limited Rs. NIL (Previous Year Rs. 561.32 crore) and Performance Guarantees include in respect of Reliance Gas Transportation Infrastructure Limited Rs.10.00 crore(Previous Year Rs.NIL); Reliance Industrial Infrastructure Limited Rs. 4.04 crore (Previous Year Rs. 4.04 crore) and Reliance Ports and Terminals Limited Rs. 7.03 crore (Previous Year Rs. 0.98 crore).

10. As per the approval of the Hon'ble High Court of Judicature at Bombay and Hon'ble High Court of Gujarat the Company's major Associate Indian Petrochemicals Corporation Limited has been amalgamated with the Company with effect from 1st April, 2006. Major transactions with IPCL during 2005-06 comprised of Sales of Products Rs. 2,750.36 crore and purchase of Materials Rs. 512.79 crore.

11. The de-merged undertakings as per the Scheme of De-merger effected during the year 2005-06 are not related parties and have been excluded from the related party transactions disclosures.

SCHEDULE 'N' (Contd.)

20. DETAILS OF INVESTMENTS (Rs. in crore)

		As at 31st March 2007		As at 31st March 2006	
A.	**INVESTMENTS IN ASSOCIATES**				
	LONG TERM INVESTMENTS				
	Other Investments				
	In Equity Shares – Quoted, fully paid-up				
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Limited of Rs. 10 each	77.68		73.73	
		77.68		73.73	
	In Equity Shares – Unquoted, fully paid-up				
11,08,500 (11,08,500)	Reliance Europe Limited of Sterling Pound 1 each	21.73		21.02	
44,38,777 (44,38,777)	Reliance Petroinvestments Limited of Rs.10 each	109.18		750.78	
22,500 (22,500)	Reliance LNG Limited of Rs. 10 each	0.02		0.02	
62,63,125 (–)	Indian Vaccines Corporation Limited of Rs. 10 each (Refer Note 1)	0.90		–	
12,04,20,000 (–)	Gujarat Chemical Port Terminal Company Limited of Rs. 10 each (Refer Note 1)	31.22		–	
		163.05		771.82	
	Total Investment in Associates (A)		240.73		845.55
B.	**INVESTMENTS IN OTHERS**				
	LONG TERM INVESTMENTS				
	Government and other Securities - Quoted				
– (8,660)	6.75% UTI US64 Tax Free Bonds of Rs. 100 each	–		0.08	
		–		0.08	
	Government and other Securities - Unquoted				
	7 Years National Savings Certificate (Deposited with Sales Tax Department) (Rs. Nil, Previous Year Rs. 11,000)	–		–	
	6 Years National Savings Certificate (Deposited with Sales Tax Department)	0.01		0.01	
		0.01		0.01	
			0.01		0.09
	Trade Investments				
	In Equity Shares – Unquoted, fully paid-up				
1,00,00,000 (1,00,00,000)	Petronet India Limited of Rs. 10 each	10.00		10.00	
– (1,30,00,000)	Petronet VK Limited of Rs. 10 each (Refer Note 2)	–		13.00	
25 (–)	Equity shares of Sahakari Bhandar of Rs. 200 each (Rs.5,000; Previous Year Nil)	–		–	
– (4,900)	Equity shares of IPCL Agro Farms Private Limited (Rs. Nil; Previous Year Rs. 49,000)	–		–	
		10.00		23.00	

SCHEDULE 'N' (Contd.)

DETAILS OF INVESTMENTS (Contd.)

(Rs. in crore)

		As at 31st March, 2007		As at 31st March, 2006	
In Preference Shares – Unquoted, fully paid-up					
4,67,050 (–)	10% Non- Cummulative Redeemable Preference Shares of Reliance Chemical Limited of Rs. 10 each	93.41		–	
		93.41		–	
			103.41		23.00
Other Investments					
In Equity Shares – Quoted, fully paid-up					
8,043 (–)	Portland General Electric Company Common Stock Equity	0.78		–	
– (40,37,000)	India Polyfibres Limited of Rs.10 each	–		4.05	
– (85,71,420)	ICICI Bank Limited of Rs.10 each	–		450.00	
– (2,500)	MH Mills & Industries Limited of Rs.10 each	–		0.01	
		0.78		454.06	
In Equity Shares – Unquoted, fully paid-up					
150 (150)	Reliance Aromatics & Petrochemicals Private Limited of Rs.10 each (Rs.1,500; Previous Year Rs.1,500)	–		–	
185 (185)	Reliance Energy & Project Development Private Limited of Rs.10 each (Rs.1,850; Previous Year Rs.1,850)	–		–	
3,000 (3,000)	Reliance Nutraceuticals Private Limited of Rs.10 each (Rs.30,000; Previous Year Rs. 30,000)	–		–	
4,000 (4,000)	Reliance Pharmaceuticals (India) Private Limited of Rs.10 each (Rs. 40,000; Previous Year Rs. 40,000)	–		–	
	Trevira UK Limited	0.21		0.19	
	Trevira Italia S.r.l., Mailand	2.25		2.06	
	Trevira Iberica S.L., Barcelona	0.08		0.08	
	Trevira France S.a.r.l, Paris	0.44		0.40	
	Trevira Polska Sp. z o.o., Lodz	0.14		0.13	
	Industriepark Werk Bobingen GmbH & Co. KG, Bobingen	11.37		10.61	
	Industriepark Werk Bobingen Verwaltungsgesell schaft mbH, Bobingen	0.07		0.07	
	Treuhandgemeinschaft Deutsche Chemiefaser GmbH, Frankfurt	0.01		0.01	
		14.57		13.55	
In Debentures – Quoted, fully paid-up					
– (1,250)	14% Non Convertible Debentures of MH Mills & Industries Limited of Rs.45 each	–		0.01	
		–		0.01	
In Debentures – Unquoted, fully paid-up					
– (27,60,200)	Reliance Polyolefins Private Limited (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	–		276.02	
– (19,47,242)	Reliance Chemicals Private Limited (Series II) ((Zero coupon Optionally Fully Convertible Debenture of Rs.1,000 each)	–		194.72	

SCHEDULE 'N' (Contd.)

DETAILS OF INVESTMENTS (Contd.)

(Rs. in crore)

		As at 31st March, 2007		As at 31st March, 2006	
– (20,08,860)	Reliance Aromatics and Petrochemicals Private Limited (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	–		200.89	
– (20,08,860)	Reliance Energy & Project Development Private Limited (Zero Coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	–		200.88	
		–		872.51	
In Others			15.35		1,340.13
88 (–)	Pass Through Certificates (PTC) issued by Indian Residential MBS Trust – Series VI		11.47		–
	Interest in a Beneficiary Trust		1,654.96		1,654.96
	Provision for diminution in the value of Investments		–		(0.02)
Total Long Term Investments			1,785.20		3,018.16
CURRENT INVESTMENTS					
Other Investments					
In Goverment Securities – Quoted					
11.99%	GOI 2009	27.03		85.67	
11.75%	GOI 2006	–		165.33	
11.90%	GOI 2007	–		254.01	
		27.03		505.01	
In Treasury Bills - Quoted					
182 Days Treasury Bills		21.94		–	
364 Days Treasury Bills		18.75		1.91	
		40.69		1.91	
In Certificate of Deposits					
– (2,500)	ABN Amro Bank Limited	–		23.47	
– (2,000)	HDFC Bank Limited	–		19.32	
– (30,000)	ICICI Bank Limited	–		282.50	
– (2,500)	IDBI Bank Limited	–		24.19	
– (3,500)	Jammu & Kashmir Bank Limited	–		33.76	
– (4,000)	Karnataka Bank Limited	–		38.77	
– (9,500)	State Bank of Bikaner and Jaipur	–		89.32	
– (7,500)	State Bank of Indore	–		70.35	
– (1,500)	State Bank of Patiala	–		14.38	

SCHEDULE 'N' (Contd.)

DETAILS OF INVESTMENTS (Contd.)

(Rs. in crore)

		As at 31st March, 2007	As at 31st March, 2006
– (2,500)	State Bank of Travancore		23.94
– (10,000)	Kotak Mahindra Bank Limited	–	93.41
– (10,000)	ING Vysya Bank Limited	–	72.55
		–	785.96
	Collateral Borrowing & Lending Obligation (CBLO Lending)	189.07	–
		189.07	–
	In Units – Unquoted		
– (7,29,57,908)	ABN AMRO Floating Rate Fund– Institutional–Plus of Rs.10 per unit–Growth	–	75.00
20,12,86,344 (–)	ABN AMRO Fixed Term Plan of Rs. 10 per unit– Dividend	201.29	–
15,10,14,313 (23,44,30,323)	Birla Cash Institutional Premium Plus of Rs. 10 per unit–Growth	180.00	260.17
78,08,443 (–)	Birla Cash Plus – Institutional Premium- Daily Dividend Reinvestment	7.82	–
12,47,82,000 (2,74,944)	Birla Cash Plus Plan of Rs.10 per unit-Dividend	125.02	0.45
1,39,99,566 (–)	Birla Cashplus Plan of Rs.10 per unit – Institutional Premium Daily Dividend	14.03	–
7,50,00,000 –	Birla Fixed Term Plan of Rs. 10 per unit – Dividend	75.00	–
5,03,001 (–)	DSP Merrill Lynch Fixed Term Plan of Rs. 1,000 per unit –Dividend	50.30	–
– (24,46,617)	DSP Merrill Lynch Liquid Fund– Institutional Plan of Rs. 1,000 per unit–Growth	–	249.78
8,93,177 (–)	HDFC India Real Estate Fund of Rs. 1,000 per unit	96.42	–
– (7,15,08,763)	HDFC Liquid Fund Premium Plus Fund of Rs. 10 per unit–Growth	–	100.00
5,00,00,000 (–)	HSBC Fixed Term Institutional Growth	50.00	–
6,00,00,000 (–)	ING Vysya Fixed Maturity Fund of Rs. 10 per unit	60.00	–
50,000 (–)	JM Financial Property Fund of Rs.10,000 each (Rs. 2000 paid-up)	10.00	–
5,04,76,399 (–)	JM Fixed Maturity Plan of Rs. 10 per unit – Dividend	50.48	–
7,56,89,000 (–)	Kotak Fixed Maturity Plan of Rs. 10 per unit–Dividend	75.69	–

SCHEDULE 'N' (Contd.)

DETAILS OF INVESTMENTS (Contd.)

(Rs. in crore)

		As at 31st March, 2007	As at 31st March, 2006
1,98,14,143 (9,57,47,048)	Kotak Liquid Fund–Institutional– Premium fund– of Rs. 10 per unit–Growth	30.00	135.06
2,04,52,761 (–)	Kotak Liquid Fund of Rs. 10 per unit - Dividend	25.02	
6,09,08,036 (–)	LIC Mutual Fund Fixed Maturity Plan of Rs. 10 per unit–Dividend	60.91	–
7,76,71,298 (–)	Principal Cash Management Institutional Plan of Rs. 10 per unit	80.89	–
– (11,47,93,693)	Principal Cash Management Liquid Institutuitional Premium fund– of Rs. 10 per unit - Growth	–	125.00
17,13,28,222 (–)	Principal Floating Rate Fund Short Maturity Plan Institutional Plan – of Rs. 10 per unit–Growth	200.00	–
4,50,00,000 (–)	Principal PNB Fixed Maturity Plan of Rs. 10 per unit	45.00	–
15,01,02,055 (–)	Principal Floating Rate Fund Short Maturity Plan Dividend Plan	150.11	–
15,19,23,500 (–)	Prudential ICICI Fixed Maturity Plan – Dividend	151.92	–
2,35,55,824 (–)	Prudential ICICI Liquid Plan – Dividend	23.56	–
1,00,00,000 (–)	Prudential ICICI Fixed Maturity Plan – Institutional Growth	10.00	–
5,87,48,799 (14,68,12,696)	Prudential ICICI Institutional Liquid Plan– of Rs. 10 per unit–Growth	62.41	149.95
10,00,00,000 (–)	Prudential ICICI Equities & Derivatives Fund of Rs. 10 per unit– Income Optimiser – Institutional-Dividend	100.00	–
11,31,53,419 (–)	Prudential ICICI Monthly Income Plan of Rs.10 per unit –Dividend	129.58	–
– (24,85,430)	Reliance Income Fund units of Rs. 10 per unit–Growth	–	4.78
8,02,46,850 (–)	SBI Debt Fund of Rs. 10 per unit – Dividend	80.25	–
2,50,00,000 (–)	SBI Debt Fund of Rs. 10 per unit – Growth	25.00	–
– (3,81,93,704)	SBI Mutual Fund Magnum Institutional Income Fund Savings of Rs. 10 per unit–Growth	–	43.00
9,62,16,200 (–)	Standard Chartered Fixed Maturity Plan– Dividend	96.21	–
6,62,180 (1,40,77,061)	Standard Chartered Liquidity Fund of Rs.10 per unit – Daily Dividend Plan	66.53	14.08
48,939 (–)	Standard Chartered Liquidity Manager – Daily Dividend Plan	4.59	–
6,60,049 (–)	Standard Chartered Liquidity Manager Plus of Rs. 1,000 per unit – Daily Dividend	66.01	–
– (25,27,892)	Standard Chartered Liquidity Manager Plus– of Rs. 1,000 per unit– Growth	–	252.95

SCHEDULE 'N' (Contd.)

DETAILS OF INVESTMENTS (Contd.)

(Rs. in crore)

		As at 31st March, 2007		As at 31st March, 2006	
2,52,43,250 (–)	Sundaram BNP Paribas Fixed Term Plan of Rs. 10 per unit– Dividend	25.24		–	
10,62,98,500 (–)	Tata Fixed Horizon Fund of Rs. 10 per unit–Dividend	106.31		–	
2,00,00,000 (–)	Tata Fixed Horizon Fund of Rs. 10 per unit–Growth	20.00		–	
20,000 (–)	Urban Infrastructure Opportunities Fund of Rs. 1,00,000 per unit (Rs. 50,000 paid-up)	100.00		–	
25,11,53,627 (–)	UTI Fixed Maturity Plan of Rs. 10 per unit–Dividend	251.15		–	
4,27,213 (–)	UTI Liquid Cash Plan Institutional Daily Income of Rs. 1,000 per unit	43.55		–	
2,02,690 (–)	UTI Liquid Cash Plan Institutional – Growth Option of Rs. 1,000 per unit	25.00		–	
– (5,09,39,321)	UTI Money Market Fund– Plan of Rs. 10 per unit–Growth	–		100.00	
1,00,00,000 (–)	UTI Yearly Fixed Maturity Plan of Rs. 10 per unit–Growth	10.00		–	
		2,985.29		1,510.22	
	Total Current Investments		3,242.08		2,803.10
	Investment in Others (B)		5,027.28		5,821.26
	Total (A+B)		5,268.01		6,666.81

Note:

1. Provision for diminution in value of investment in the following companies, made during the year is :
   Indian Vaccines Corporation Limited – Rs. 3.50 crore
   Gujarat Chemical Port Terminal Company Limited – Rs. 90.00 crore
2. Value of investment written off during the current year– Petronet VK Limited – Rs. 13.00 crore

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
September 10, 2007

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani – Chairman & Managing Director
N.R. Meswani – Executive Director
H.S. Kohli – Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

List of Investor Service Centres of Karvy Computershare Private Limited

Sl. No.	City / Centre	STD Code	Phone - Office	Fax Nos.	E-mail
1	AGRA	0562	2526660 to 63	2526663	sandeepagar@karvy.com, ksblagra@karvy.com
2	AHMEDABAD	079	26420422 / 26400527 / 28	26565551	ahmedabad@karvy.com
3	ALIGARH	0571	2509106 to 08	2429272	aligarh@karvy.com; ksblaligarh@karvy.com
4	ALLAHABAD	0532	2561073 to 74	2561073	pradeept@karvy.com, ksblallahabad@karvy.com
5	ANANTAPUR	08554	249601 / 249607 / 249608	-	lrajesh@karvy.com, ksblanantpur@karvy.com
6	ANKLESHWAR	02646	243291 / 243292 / 243392 / 243955	-	hiren.soni@karvy.com, ksblankleshwar@karvy.com
7	AURANGABAD	0240	2363517 / 23 / 24 / 30	-	shaileshn@karvy.com, ksblabad@karvy.com
8	BANGALORE	080	26621192 / 26621193	26621169	ramapriyanpb@karvy.com
9	BAREILLY	0581	-	2476797	avitabh@karvy.com, ksblbareilly@karvy.com
10	BELGAUM	0831	2402544 / 2402722 / 2402880	2402933	ksblbelgaum@karvy.com
11	BELLARY	08392	254531, 254532	254533	vijayendra@karvy.com, ksblbellary@karvy.com
12	BHARUCH	02642	242082 / 242394 / 241546	-	hiren.soni@karvy.com, ksblbharuch@karvy.com
13	BHAVNAGAR	0278	2525005. 2525006	-	manish.jain@karvy.com, bhavnagar@karvy.com
14	BHIMAVARAM	08816	231766 / 67 / 68 / 69	-	ppvarma@karvy.com, ksblbvaram@karvy.com
15	BHOPAL	0755	2559332, 2559337, 2574569, 2574589, 2574731	2760890	ashutosh.dwivedi@karvy.com, ksblbhopal@karvy.com
16	BHUBANESHWAR	0674	2547531 to 34, 2547382	2511012	ksblbbsr@karvy.com
17	CALICUT	0495	2760882, 2760884	-	bijesh@karvy.com, ksblcalicut@karvy.com
18	CHANDIGARH	0172	5071726, 5071727, 5071728, 5079702	-	sanjay@karvy.com, chandigarh@karvy.com
19	CHENNAI	044	28153445, 28151034, 28153658	28153181	chennaiirc@karvy.com
20	CHILAKALURIPET	08647	257501	257502	ksblchpet@karvy.com
21	COIMBATORE	0422	2237501 to -506, 2231387, 2237990	-	sm@karvy.com, coimbatore@karvy.com
22	CUTTACK	0671	2335187, 3110827, 3109972	-	debasis@karvy.com, ksblcuttack@karvy.com
23	DEHRADUN	0135	2713351, 2714046, 2714047	2714047	abhishek@karvy.com, ksbldehradun@karvy.com
24	DINDIGUL	0451	2436077, 2436177	-	dindigul@karvy.com
25	DURGAPUR	0343	2586375 to 77	-	jagdish@karvy.com, ksbldurgapur@karvy.com
26	ELURU	08812	227851 / 52 / 54	-	ksbleluru@karvy.com
27	ERODE	0424	2225603, 225615, 2225616, 2225617, 2225624	-	erode@karvy.com
28	GHAZIABAD	0120	2701886, 2701891	-	shailendra@karvy.com, ksblghaziabad@karvy.com
29	GOBICHETTIPALAYAM	04285	226275, 226276	-	gobi@karvy.com
30	GORAKHPUR	0551	2333825, 2333814	2346519	abhinav@karvy.com, ksblgorakhpur@karvy.com
31	GUNTUR	0863	2326684 / 2326686	2326687	ssrikanth@karvy.com, ksblguntur@karvy.com
32	HALDIA	03224	276755 to 57	-	joshiss@karvy.com, ksblhaldia@karvy.com
33	HUBLI	0836	2353962, 2353974, 2353975	2353961	basavarajhirur@karvy.com, hubli@karvy.com
34	HYDERABAD	040	23312454 / 23320251	23312946	irchyd@karvy.com
35	INDORE	0731	5069891, 5069892, 5069893	5069894	pmungre@karvy.com
36	JAIPUR	0141	2375099, 2363321, 2375039	2364660	mbmaheshwari@karvy.com, ksbljaipur@karvy.com
37	JAMNAGAR	0288	2557862 to 65	-	jamnagar@karvy.com
38	JAMSHEDPUR	0657	2487020, 2487045, 2487048	-	jamshedpur@karvy.com, ksbljamshedpur@karvy.com
39	JUNAGADH	0285	2624154 / 2624140 / 2624125	-	junagadh@karvy.com
40	KAKINADA	0884	2387382 / 2387383	2387381	vvrao@karvy.com, ksblkakinada@karvy.com
41	KANPUR	0512	2330127, 2331445, 3092333, 3096000	2558334	prashant@karvy.com, ksblkanpur@karvy.com
42	KARAIKUDI	04565	237192, 237193	-	karaikudi@karvy.com
43	KARUR	04324	241892, 241893, 241894	241891	karur@karvy.com
44	KOCHI	0484	2310884, 2322152	2323104	rganesan@karvy.com, ksblcochin@karvy.com

List of Investor Service Centres of Karvy Computershare Private Limited

Sl. No.	City / Centre	STD Code	Phone - Office	Fax Nos.	E-mail
45	KOLKATA	033	24634787 to 89, 24647231, 24647232, 24644891	24644866, 24634787	alokc@karvy.com, ksblcalcutta@karvy.com
46	LUCKNOW	0522	2236820 to 26	2236826	nitinsaxena@karvy.com, adminlucknow@karvy.com
47	MADURAI	0452	2350855, 2350852 to 854	2350856	madurai@karvy.com, ksblmadurai@karvy.com
48	MANGALORE	0824	2492302, 2496332, 2492901	2496352	cshetty@karvy.com, mangalore@karvy.com
49	MATTANCHERRY	0484	2223243		kparthasarathy@karvy.com, ksblmattancherry@karvy.com
50	MUMBAI	022	26730799 / 843 / 311 / 867 / 153 / 292	26730152	pbamlani@karvy.com, mumbaiandheri@karvy.com
51	MUMBAI	022	30325600, 30325624, 30325645	2285731	francisjf@karvy.com
52	MYSORE	0821	2524292, 2524294	2524293	vasanthank@karvy.com, mysore@karvy.com
53	NADIAD	0268	2563210 / 2563245 / 2563248	-	nadiad@karvy.com
54	NASIK	0253	2577811, 5602542, 5602543, 5602544	-	nabriyad@karvy.com
55	NELLORE	0861	2349935 / 2349936 / 2349937	2349939	chandramohan@karvy.com, ksblnellore@karvy.com
56	NEW DELHI	011	23324401 / 23353835 / 981	23324621	sakulpuri@karvy.com, ksbldelhi@karvy.com
57	PALGHAT	0491	2547143	-	palghat@karvy.com
58	PANJIM	0832	2426870, 2426871, 2426872	2426873	rajeshpatki@karvy.com ksblpanajim@karvy.com
59	PATNA	0612	2321355 / 56	-	sanjayn@karvy.com, ksblpatna@karvy.com
60	PONDICHERRY	0413	2220636, 2220640	2220659	vipul@karvy.com, ksblpondicherry@karvy.com
61	PRODDATUR	08564	250822 / 250823 / 250824	-	viswam@karvy.com, ksblproddatur@karvy.com
62	PUNE	020	4048790	25456842	anandjaju@karvy.com, pune@karvy.com
63	RAJAHMUNDRY	0883	2434468 / 2434469	2434471	gv@karvy.com; ksblrjm@karvy.com
64	RAJKOT	0281	2239403 / 2239404 / 2239338 / 2294316	-	manish.jain@karvy.com, rajkot@karvy.com
65	RANCHI	0651	2330386, 2330394, 2330320	-	ranchi@karvy.com, ksblranchi@karvy.com
66	RENUKOOT	05446	254201	-	renukoot@karvy.com
67	ROURKELA	0661	2510771, 2510772	-	nmohanty@karvy.com, rourkela@karvy.com
68	SALEM	0427	2335700 to 704	2335705	salem@karvy.com
69	SHIMOGA	08182	228795, 228796, 227485	2226747	shimoga@karvy.com, ksblshimoga@karvy.com
70	SURAT	0261	8357356 / 8351976 / 8369928	8368693	surat@karvy.com, ksblsurat@karvy.com
71	TANJORE	04362	279407, 279408	-	tanjore@karvy.com
72	THENI	04546	261285, 261108	-	jaya@karvy.com, theni@karvy.com
73	TIRUPATI	0877	2252756	-	venkatreddy@karvy.com, ksbltirupati@karvy.com
74	TIRUPUR	0421	2205865, 5330158	-	tirupur@karvy.com
75	TRICHUR	0487	2322483, 2322484	-	josephka@karvy.com
76	TRICHY	0431	2798200, 2791000	2794132	trichy@karvy.com
77	TRIVANDRUM	0471	2725987, 2725989 to 991	2725987	csjoy@karvy.com, ksbltvm@karvy.com
78	TUMKUR	0816	2261891, 2261892, 2261893	-	somnath@karvy.com, tumkur@karvy.com
79	UDUPI	0820	2530962, 2530963, 2530964	-	ksbludupi@karvy.com, udupi@karvy.com
80	VADODARA	0265	2225325 / 2225389	2363207	shoban@karvy.com, ksblbaroda@karvy.com
81	VALLABH-VIDHYANAGAR	02692	248980, 248873	-	mukesh.patel@karvy.com, vvnagar@karvy.com
82	VARANASI	0542	2225365, 2223814	2223814	ashutosh@karvy.com, ksblvaranasi@karvy.com
83	VIJAYAWADA	0866	2495200 / 400 / 500 / 600 / 700 / 800	2495300	cchrao@karvy.com, vijayawada@karvy.com
84	VISHAKAPATNAM	0891	2752915 to 18	2752915 - 18	ysrinivas@karvy.com, ksblvizag@karvy.com
85	VISHAKAPATNAM-GAJUWAKA	0891	2511685, 2511686	-	prasad@karvy.com, ksblgajuwaka@karvy.com

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORM

To,
Reliance Industries Limited
C/o. Karvy Computershare Private Limited
46, Avenue 4, Street No. 1, Banjara Hills
Hyderabad 500 034

Dear Sirs,

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND

Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY.

For shares held in physical form

Master Folio No. | | | | | | | | |

For shares held in electronic form

DP. Id | | | | | | | | |

Client Id | | | | | | | | |

FOR OFFICE USE ONLY

ECS Ref. No. ______

Name of Sole / First holder

Bank name

Branch name

Branch code | | | | | | | | | |

(9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch name and code number.

Account type [Please Tick (✓) wherever applicable] → Savings ☐ Current ☐ Cash Credit ☐

A/c. No. (as appearing in the cheque book) → | | | | | | | | | | | | | | | | |

Effective date of this mandate → | | | | | | | | |

I, hereby declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, the Company/Karvy Computershare Private Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Reliance Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number.

Dated : ____________

____
(Signature of Sole / First holder)

Notes :

1. Whenever the Shares in the given folio are entirely dematerialised, then this ECS mandate form will stand rescinded.
2. For shares held in dematerialised mode nomination is required to be filed with the Depository Participant in their prescribed form.

This page is intentionally left blank

FORM II
[See Rule 6(i)]
PART 'A'

Application to the Central Government for an order for payment of the dividend amount out of the General Revenue Account of the Central Government pursuant to section 205B of the Companies Act, 1956.

1. Name of the applicant :
2. Postal address of the applicant :
3. Name, registration number and registered Address of the company from which the amount is due. : Reliance Industries Limited
   Regn. No. 11-19786
   3rd Floor, Maker Chambers IV, 222,
   Nariman Point, Mumbai 400 021.
4. Number of shares held
   (i) Preference shares (with distinctive numbers) :
   (ii) Equity shares (with distinctive numbers) :
5. Financial year to which the dividend relates. :
6. Amount due
   (i) On Preference Shares :
   (ii) On Equity Shares :
   (iii) Interest, if any, payable to him pursuant to sub-section (4) of Section 205A of the Act, and :
   (iv) Total of (i), (ii) and (iii) above :
7. Reasons for non-receipt of the amount from the company :

Place :

Date :

(Signature of the applicant or a person holding a power of attorney from the applicant)

Received from the Registrar of Companies, Maharashtra, Mumbai the sum of Rs. ____________ (Rupees (in words) ______________________________) being the amount payable to me/us from the General Revenue Account of the Central Government as unclaimed or unpaid dividend (which was originally) due from M/s. Reliance Industries Limited.

1. Signature of witness with name, date, address and occupation

Signature of the claimant with name, date, address and occupation (on revenue stamp of Re. 1/- if the claim is for Rs. 500/- or more)

2. Signature of witness, with name, date, address and occupation

Notes:

1. *Indemnity Bond should be furnished on non-judicial stamp paper of the requisite value, in case the claim exceeds Rs.2500/-.*
2. *In the case of deceased shareholder, the legal representative(s) of the deceased shareholder, who is (are) preferring the claim, is(are) required to furnish succession certificate/probate/letters of administration. In case the shares have been transmitted in the name of the claimant, a certificate in this behalf from the company be furnished.*
3. *Dividend warrant or a photocopy of the share certificate should be furnished.*
4. *Separate applications should be made for claims in respect of each company.*

PART 'B'

Payment Order by the Registrar of Companies, Maharashtra, Mumbai

Classification "075-Miscellaneous General Services-Unpaid Dividends of Companies - Deduct Refunds."

Certified that the amount claimed, namely Rs. ____________ has actually been deposited by the company to the General Revenue Account of the Central Government under Major Head "075 Miscellaneous General Services - Unpaid Dividends of Companies" on ________ (date). Necessary note for refund has been kept in the accounts maintained by me.

____

(Asst. Registrar of Companies, Maharashtra, Mumbai)

Passed for payment for Rs. ____________________ in favour of Shri/Smt. ____

The cheque/demand draft may please be issued in favour of Shri/Smt. ____

____

(Asst. Registrar of Companies, Maharashtra, Mumbai)

FORM III

[See Rule 6(3)]

Form of Indemnity Bond

To

Registrar of Companies, Maharashtra
CGO Complex, 2nd Floor,
'A' Wing, CBD Belapur,
Navi Mumbai 400 614.

In consideration of your agreeing to pay me/us the sum of Rs.__________(Rupees ____) only, being the amount due to me/us on dividend for the year(s)________________ from Reliance Industries Limited, Mumbai out of the General Revenue Account of the Central Government, I, ____________________son/daughter/wife of ____________________ do hereby agree to indemnify you to the extent of any claim not exceeding the amount herein before mentioned which may be preferred against you, and which you may have to lawfully discharge.

(Signature)

Place :
Date :
Witnesses:-

1. ________________
(Signature) :
Address :____

2. ________________
(Signature) :
Address :____

Nomination Form

[To be filled in by individual(s)]

To,

Reliance Industries Limited
C/o. Karvy Computershare Private Limited
46, Avenue 4, Street No. 1, Banjara Hills
Hyderabad 500 034

From Name of the shareholder and address ______________________

____

Folio No. ______________________

No. of Shares ______________________

I am/We are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name						Age	
To be furnished in case the nominee is a minor				Date of Birth			
Guardian's Name & Address*							
Occupation of Nominee (✓)	1. Service		2. Business		3. Student		4. Household
	5. Professional		6. Farmer		7. Others		
Nominee's Address							
					Pin Code		
Telephone No.				Fax No.			
Email Address				STD Code			
Specimen signature of Nominee / Guardian (in case nominee is a minor)							

*To be filled in case nominee is a minor
Kindly take the aforesaid details on record.
Thanking you,
Yours faithfully,

Date.................................

Name(s) of equity shareholder(s) [as appearing on the Certificate(s)]		Signature (as per specimen with Company)
Sole/1st holder (Name & Address)		
2nd holder		
3rd holder		
4th holder		

Witnesses (two)

	Name and Address of Witness	Signature & Date
1.		
2.		

INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.
2. The nomination can be made by individuals only. Non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the Shares are held jointly, all joint holders shall sign (as per the specimen registered with the Company) the nomination form.
3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian shall be given by the holder.
4. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.
5. Transfer of Shares in favour of a nominee shall be a valid discharge by a Company against the legal heir(s).
6. Only one person can be nominated for a given folio.
7. Details of all holders in a folio need to be filled; else the request will be rejected.
8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the Company) and (b) the nominee.
9. Whenever the Shares in the given folio are entirely transferred or dematerialised, then this nomination will stand rescinded.
10. Upon receipt of a duly executed nomination form, the Registrars & Transfer Agents of the Company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.
11. The nomination can be varied or cancelled by executing fresh nomination form.
12. The Company will not entertain any claims other than those of a registered nominee, unless so directed by a Court.
13. The intimation regarding nomination / nomination form shall be filed in duplicate with the Registrars & Transfer Agents of the Company who will return one copy thereof to the Shareholder.
14. For shares held in dematerialised mode nomination is required to be filed with the Depository Participant in their prescribed form.

FOR OFFICE USE ONLY

Nomination Registration Number	
Date of Registration	
Checked by (Name and Signature)	

Reliance
Industries Limited

Members Feedback Form 2006-2007

Name : .... e-mail id : ....

Address : ....

DP ID No. : ....

Client ID No. : ....

Folio No. : ....
(in case of physical holding)

No. of equity shares held : ....
(the period for which held)

Signature of member

Please rate on a 5 point scale of 1 to 5

1. Excellent	2. Very Good	3. Good	4. Satisfactory	5. Unsatisfactory	1	2	3	4	5
Directors' Report and Management's Discussion and Analysis	Contents								
	Presentation								
Report on Corporate Governance	Contents								
	Presentation								
Shareholders' Referencer	Contents								
	Presentation								
Quality of Financial and non- financial information in the Annual Report	Contents								
	Presentation								
Information on Company's Website	Contents								
	Presentation								
INVESTOR SERVICES									
Turnaround time for response to shareholder query									
Quality of response									
Timely receipt of Annual Report									
Conduct of Annual General Meeting									
Timely receipt of dividend warrants / payment through ECS									
Promptness in confirming demat / remat requests									
Overall rating									

Views/Suggestions for improvement, if any ....

....

....

Members are requested to send this feedback form to the address given overleaf.

BUSINESS REPLY INLAND LETTER

Postage will be paid by the Addressee

Business Reply Permit No.
MBI-S-1363
Nariman Point
Mumbai - 400 021

No postage stamp necessary if posted in INDIA

To,
Shri S. Sudhakar
Vice President-Corporate Secretarial
Reliance Industries Limited
Registered Office: 3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021

Fold

Reliance
Industries Limited

ATTENDANCE SLIP

Registered Office : 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL
Joint Shareholders may obtain additional Attendance Slip at the venue of the Meeting.

DP Id*			Folio No.	
Client Id*			No. of Shares	

NAME AND ADDRESS OF THE SHAREHOLDER

I hereby record my presence at the 33RD **ANNUAL GENERAL MEETING** of the Company held on Friday, October 12, 2007 at 11.00 a.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400 020.

*Applicable for investors holding shares in dematerialised form

Signature of Shareholder / proxy

Reliance
Industries Limited

Registered Office : 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India

PROXY

I/We ....

of .... being

a Member/Members of the above named Company, hereby appoint ....

of .... or failing him ....

of..

as my/our Proxy to attend and vote for me/us on my/our behalf at the 33rd Annual General Meeting of the Company, to be held on Friday, October 12, 2007 at 11.00 a.m. and at any adjournment thereof.

* I wish my above Proxy to vote in the manner as indicated in the box below:

Resolutions	For	Against
1. Adoption of Accounts, Reports of Board of Directors and Auditors		
2. Re-appointment of the following Directors retiring by rotation:		
a) Shri Mansingh L. Bhakta		
b) Shri Mahesh P. Modi		
c) Dr. Dharamvir Kapur		
d) Shri Hital R. Meswani		
3. Appointment of Auditors and to fix their remuneration		
4. Appointment of Dr. Raghunath Anant Mashelkar as Director liable to retire by rotation		

Signed this __________ day of __________________ 2007.

Reference Folio No./DP ID & Client ID*

No. of shares _________________________

Signature

Affix a 15 paise Revenue Stamp

*Applicable for investors holding shares in dematerialised form

Please see the instructions overleaf.

NOTES :

1. The Proxy, to be effective, should be deposited at the Registered Office of the Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, not later than FORTY-EIGHT HOURS before the commencement of the aforesaid meeting.

2. A Proxy need not be a Member of the Company.

* 3. This is only optional. Please put a 'X' in the appropriate column against the resolutions indicated in the Box. If you leave the 'For' or 'Against' column blank against any or all the resolutions, your Proxy will be entitled to vote in the manner as he/she thinks appropriate. Should you so desire, you may also appoint the Chairman or the Company Secretary of the Company as your Proxy, who shall carry out your mandate as indicated above in the event of a poll being demanded at the meeting.

Empowering people. Building trust.


Reliance

At Reliance Industries Limited we are driven by our vision to reach out to our stakeholders by creating value for shareholders, providing a rewarding environment for employees, ensuring quality of products and services for customers and improving quality of life for communities. With every achievement of our vision, our stakeholders delight us with the most valuable reward - their trust.

Enriching lives.
Creating opportunities.


Reliancefresh
Reliancefresh
199

Growth is indeed life for us. As the contemporary Indian's expectations from life change, we continue our Founder Chairman's vision by creating opportunities and expanding our business in new directions like Special Economic Zones (SEZs), Oil & Gas Exploration and Production and Retail.

The Jamnagar multiproduct SEZ is being developed as a magnet for modern industrial investment across various industry sectors and verticals. The SEZ will lead to substantial generation of both direct and indirect employment and will provide a significant boost to exports and foreign exchange earnings for the country. The superior infrastructure at this SEZ will considerably improve the manufacturing competitiveness of the industries and also present a high quality of life for investors and employees. With 'Total Service Environment' as its value proposition, this advanced and environmentally benign infrastructure promises to provide a transparent, business-friendly environment and transform the Jamnagar complex into a 'Super-Site'.

Reliance Retail Limited, a 100% subsidiary of Reliance Industries Ltd. will spearhead the retail foray in India. Organised retailing, along with the next generation physical distribution system, is at the core of this transformational initiative. The pan-India spread of retail outlets will provide unprecedented quality, choice and affordability in all its products and services across all income groups.



This will be achieved by building a state-of-the-art supply chain infrastructure that will connect the Indian producer including the farmer to the consumer in a seamless manner. Reliance Retail will offer products and services through a variety of store formats like Hypermarkets, Supermarkets and Specialty Stores to cater to the customers.

RIL's strategy is to enhance vertical integration in the energy sector and capture value across the entire energy chain. Towards this end, RIL is committed to strengthen its exploration, development and production activities in search for hydrocarbon through continued focus on people, processes and technology at all times. RIL is the largest exploration acreage holder in the private sector in India and its current portfolio comprises 33 exploration blocks awarded by the Government of India under NELP, exploration and production rights to 5 coal bed methane (CBM) blocks; and exploration interests in Yemen, Oman, East Timor and Australia. The gas production from KG D6 undermines RIL's commitment to propel India towards greater energy security & self-sufficiency. Exploration and Production of Oil and Gas are well poised to be a significant contributor to RIL's revenues and profitability in the future.

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Reliance Drishti Art Competition – 2006

Paintings by National Gold Winners. Theme : Let there be peace.



Ishita Mishra



K. Meenakshi



Solanki Janakiben R.



Richa M. Suthar



Saloni Khanna



Soumya Agrawal



Vidhya G. Chauhan



Vinit Jodhani



Vishwas Dave

Reliance
Industries Limited
Growth is Life

END